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As filed with the Securities and Exchange Commission on April 16, 2020

Registration No. 333-237214

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

South State Corporation
(Exact name of registrant as specified in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	57-0799315 (I.R.S. Employer Identification No.)

520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mr. Robert R. Hill, Jr.
Chief Executive Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201
Phone: (800) 277-2175
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew M. Guest, Esq. Jacob A. Kling, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	John C. Corbett President and Chief Executive Officer CenterState Bank Corporation 1101 First Street South, Suite 202 Winter Haven, Florida 33880 (863) 293-4710	George R. Bason, Jr., Esq. Lee Hochbaum, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

         If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

         Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

         Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 16, 2020

To the Shareholders of South State Corporation and CenterState Bank Corporation

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

         On behalf of the boards of directors of South State Corporation ("South State") and CenterState Bank Corporation ("CenterState"), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed merger of equals between South State and CenterState. We are requesting that you take certain actions as a holder of South State common stock or a holder of CenterState common stock.

         The boards of directors of South State and CenterState have each unanimously approved an agreement to merge our two companies. Pursuant to the Agreement and Plan of Merger, dated as of January 25, 2020, by and between South State and CenterState (as amended from time to time, the "merger agreement"), CenterState will merge with and into South State (the "merger"), with South State as the surviving entity (the "combined company" or "South State", as the case may be), in a merger of equals.

         The proposed merger will create the eighth largest bank headquartered in the southeastern United States (based on assets), and will provide a strong foundation for the combined company to serve clients and communities. The combined company is expected to have approximately $33 billion in assets and $26 billion in deposits and serve over one million customers, with a strong presence in ten of the top fifteen fastest growing metropolitan statistical areas in the southeastern United States. We believe the merger will position the combined company as a leading southeastern-based regional bank, with the scale and financial capabilities to make further investments in technology and products to drive operating efficiencies and growth, better manage risk and provide an enhanced client experience. We believe that the combined company will benefit from a deeply experienced and highly respected management team with a shared vision, common culture and commitment to serve our customers and communities.

         In the merger, holders of CenterState common stock will receive 0.3001 shares (the "exchange ratio" and such shares, the "merger consideration") of South State common stock for each share of CenterState common stock they own. Holders of South State common stock will continue to own their existing shares of South State common stock. Based on the closing price of South State common stock on the Nasdaq Global Select Market (the "NASDAQ") on January 24, 2020, the last trading day before public announcement of the merger, the exchange ratio represented approximately $25.66 in value for each share of CenterState common stock. Based on the closing price of South State common stock on the NASDAQ on April 14, 2020, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $56.27, the exchange ratio represented approximately $16.89 in value for each share of CenterState common stock. The value of South State common stock at the time of completion of the merger could be greater than, less than or the same as the value of South State common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of South State common stock (trading symbol "SSB") and CenterState common stock (trading symbol "CSFL").

         We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, holders of CenterState common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of CenterState common stock for South State common stock in the merger, except with respect to any cash received instead of fractional shares of South State common stock.

         Based on the current number of shares of CenterState common stock outstanding, South State expects to issue approximately 37.3 million shares of South State common stock to holders of CenterState common stock in the aggregate in the merger. Following the completion of the merger, we estimate that former holders of CenterState common stock will own approximately fifty-three percent (53%) and former holders of South State common stock will own approximately forty-seven percent (47%) of the common stock of the combined company.

         The special meeting of holders of CenterState common stock will be held on May 21, 2020 at CenterState's Posner Park Office, 3rd Floor, 42725 US Hwy 27, Davenport, FL 33837, at 10:00 a.m., local time. The special meeting of holders of South State common stock will be held on May 21, 2020 at 520 Gervais Street, Columbia, SC 29201, Second Floor—Orangeburg Conference Room, at 2:00 p.m., local time. At our respective special meetings, in addition to other business, we will each ask the holders of our common stock to approve the merger. Information about these meetings and the merger is contained in this joint proxy statement/prospectus. In particular, see "Risk Factors" beginning on page 51. We urge you to read this joint proxy statement/prospectus carefully and in its entirety.

         Whether or not you plan to attend your special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting "AGAINST" the merger.

         Each of our boards of directors unanimously recommends that holders of common stock vote "FOR" each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards of directors in their recommendations.

Robert R. Hill, Jr. Chief Executive Officer South State Corporation	John C. Corbett President and Chief Executive Officer CenterState Bank Corporation

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

         The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either South State or CenterState, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

         The accompanying joint proxy statement/prospectus is dated April 16, 2020, and is first being mailed to holders of South State common stock and holders of CenterState common stock on or about April 20, 2020.

ADDITIONAL INFORMATION

        The accompanying joint proxy statement/prospectus incorporates important business and financial information about South State and CenterState from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by e-mail or by telephone at the appropriate address below:

• if you are a South State shareholder:	• if you are a CenterState shareholder:
South State Corporation	CenterState Bank Corporation
520 Gervais Street	1101 First Street South, Suite 202
Columbia, SC 29201-3046	Winter Haven, FL 33880
(800) 277-2175	(863) 293-4710
Attention: Investor Relations	Attention: Investor Relations

        You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of South State common stock requesting documents must do so by May 14, 2020, in order to receive them before the South State special meeting, and holders of CenterState common stock requesting documents must do so by May 14, 2020, in order to receive them before the CenterState special meeting.

        No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated April 16, 2020, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to holders of South State common stock or holders of CenterState common stock nor the issuance by South State of shares of South State common stock in connection with the merger will create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding CenterState has been provided by CenterState and information contained in, or incorporated by reference into, this document regarding South State has been provided by South State.

        See the section entitled "Where You Can Find More Information" beginning on page 193 of the accompanying joint proxy statement/prospectus for further information.

South State Corporation
520 Gervais Street
Columbia, SC 29201

Notice of Special Meeting of Shareholders

To the Shareholders of South State Corporation:

        On January 25, 2020, South State Corporation ("South State") and CenterState Bank Corporation ("CenterState") entered into an Agreement and Plan of Merger (as amended from time to time, the "merger agreement"), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

        NOTICE IS HEREBY GIVEN that a special meeting of holders of South State common stock (the "South State special meeting") will be held on May 21, 2020 at 520 Gervais Street, Columbia, SC 29201, Second Floor—Orangeburg Conference Room, at 2:00 p.m., local time. We are pleased to notify you of and invite you to the South State special meeting.

        At the South State special meeting, you will be asked to consider and vote on the following matters:

  •
  Proposal to approve the merger agreement (the "South State merger proposal").

  •
  Proposal to approve an amendment to South State's articles of incorporation to increase the number of authorized shares of South State common stock from eighty million (80,000,000) shares to one hundred sixty million (160,000,000) shares (such amendment, the "South State articles amendment" and such proposal, the "South State authorized share count proposal"), a copy of which is attached as Annex B to the accompanying joint proxy statement/prospectus.

  •
  Proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to South State's named executive officers in connection with the merger (the "South State compensation proposal").

  •
  Proposal to adjourn or postpone the South State special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the South State merger proposal or the South State authorized share count proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of South State common stock (the "South State adjournment proposal").

        The South State board of directors has fixed the close of business on April 14, 2020 as the record date for the South State special meeting. Only holders of record of South State common stock as of the close of business on the record date for the South State special meeting are entitled to notice of, and to vote at, the South State special meeting or any adjournment or postponement thereof.

        The South State board of directors unanimously recommends that holders of South State common stock vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal, "FOR" the South State compensation proposal and "FOR" the South State adjournment proposal.

        South State has determined that holders of South State common stock are not entitled to appraisal or dissenters' rights with respect to the merger under Section 33-13-102(b) of the South Carolina Business Corporation Act of 1988.

        Your vote is important.    We cannot complete the transactions contemplated by the merger agreement unless holders of South State common stock approve the South State merger proposal and the South State authorized share count proposal. The affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of South State common stock is required to approve the South State merger proposal. The affirmative vote of at least two-thirds of the votes entitled to be cast on the South State articles amendment by the holders of South State common stock is required to approve the South State authorized share count proposal.

        Each copy of the joint proxy statement/prospectus mailed to holders of South State common stock is accompanied by a form of proxy card with instructions for voting.

        Whether or not you plan to attend the South State special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee (including through the South State Bank 401(k) Retirement Savings Plan) or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

        We are monitoring the emerging public health impact of coronavirus (COVID-19). The health and safety of our shareholders, directors, officers, employees and other constituents are of paramount concern to the South State board of directors and management. We currently plan to hold the South State special meeting as presented in this notice. However, if public health developments warrant, we may need to change the date, time or location of the South State special meeting, add a virtual component to the South State special meeting or, if permitted by applicable law, hold the South State special meeting solely by means of remote location and not in a physical location. Any such changes will be publicly announced as promptly as practicable before the meeting by press release and posting on our website, as well as through an SEC filing. This notice also constitutes notice of any such change in the time, date or location of the South State special meeting and incorporates any future press releases or public filings with respect to the date, time or location of the South State special meeting.

By Order of the Board of Directors

Robert R. Hill, Jr. Chief Executive Officer South State Corporation

April 16, 2020

CenterState Bank Corporation
1101 First Street South, Suite 202
Winter Haven, Florida 33880

Notice of Special Meeting of Shareholders

To the Shareholders of CenterState Bank Corporation:

        On January 25, 2020, CenterState Bank Corporation ("CenterState") and South State Corporation ("South State") entered into an Agreement and Plan of Merger (as amended from time to time, the "merger agreement"), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

        NOTICE IS HEREBY GIVEN that a special meeting of holders of CenterState common stock (the "CenterState special meeting") will be held on May 21, 2020 at 10:00 a.m., local time at CenterState's Posner Park Office, 3rd Floor, 42725 US Hwy 27, Davenport, FL 33837. We are pleased to notify you of and invite you to the CenterState special meeting.

        At the CenterState special meeting, you will be asked to consider and vote on the following matters:

  •
  Proposal to approve the merger agreement (the "CenterState merger proposal").

  •
  Proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to CenterState's named executive officers in connection with the merger (the "CenterState compensation proposal").

  •
  Proposal to adjourn or postpone the CenterState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes to approve the CenterState merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of CenterState common stock (the "CenterState adjournment proposal").

        The CenterState board of directors has fixed the close of business on April 14, 2020 as the record date for the CenterState special meeting. Only holders of record of CenterState common stock as of the close of business on the record date for the CenterState special meeting are entitled to notice of, and to vote at, the CenterState special meeting or any adjournment or postponement thereof.

        The CenterState board of directors unanimously recommends that holders of CenterState common stock vote "FOR" the CenterState merger proposal, "FOR" the CenterState compensation proposal and "FOR" the CenterState adjournment proposal.

        CenterState has determined that holders of CenterState common stock are not entitled to appraisal or dissenters' rights with respect to the merger under Section 607.1302 of the Florida Business Corporation Act.

        Your vote is important.    We cannot complete the transactions contemplated by the merger agreement unless holders of CenterState common stock approve the CenterState merger proposal. The affirmative vote of the holders of a majority of the outstanding shares of CenterState common stock entitled to vote on the merger agreement is required to approve the CenterState merger proposal.

        Each copy of the joint proxy statement/prospectus mailed to holders of CenterState common stock is accompanied by a form of proxy card with instructions for voting.

        Whether or not you plan to attend the CenterState special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

        We are monitoring the emerging public health impact of coronavirus (COVID-19). The health and safety of our shareholders, directors, officers, employees and other constituents are of paramount concern to the CenterState board of directors and management. We currently plan to hold the CenterState special meeting as presented in this notice. However, if public health developments warrant, we may need to change the date, time or location of the CenterState special meeting, add a virtual component to the CenterState special meeting or, if permitted by applicable law, hold the CenterState special meeting solely by means of remote location and not in a physical location. Any such changes will be publicly announced as promptly as practicable before the meeting by press release and posting on our website, as well as through an SEC filing. This notice also constitutes notice of any such change in the time, date or location of the CenterState special meeting and incorporates any future press releases or public filings with respect to the date, time or location of the CenterState special meeting.

By Order of the Board of Directors

John C. Corbett President and Chief Executive Officer CenterState Bank Corporation

April 16, 2020

i

ii

iii

QUESTIONS AND ANSWERS

        The following are some questions that you may have about the merger and the South State special meeting or the CenterState special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the South State special meeting or the CenterState special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information" beginning on page 193.

        In this joint proxy statement/prospectus, unless the context otherwise requires:

  •
  "CenterState" refers to CenterState Bank Corporation, a Florida corporation;

  •
  "CenterState Bank" refers to CenterState Bank, N.A., a national banking association and wholly-owned bank subsidiary of CenterState;

  •
  "CenterState common stock" refers to the common stock, par value $0.01 per share, of CenterState;

  •
  "South State" refers to South State Corporation, a South Carolina corporation;

  •
  "South State Bank" refers to South State Bank, a South Carolina banking corporation and wholly-owned bank subsidiary of South State; and

  •
  "South State common stock" refers to the common stock, par value $2.50 per share, of South State.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
You are receiving this joint proxy statement/prospectus because South State and CenterState have agreed to combine their companies in a merger of equals structured through the merger of CenterState with and into South State (the "merger"), with South State as the surviving entity (the "combined company" or "South State", as the case may be). A copy of the Agreement and Plan of Merger, dated as of January 25, 2020, by and between CenterState and South State (as amended from time to time, the "merger agreement") is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Following the completion of the merger, South State Bank will merge (the "bank merger") with and into CenterState Bank, with CenterState Bank as the surviving bank (the "combined bank"), which will adopt the name "South State Bank, National Association".

To complete the merger, among other things:

•
holders of South State common stock must approve the merger agreement (the "South State merger proposal");

•
holders of South State common stock must approve an amendment to South State's articles of incorporation to increase the number of authorized shares of South State common stock from eighty million (80,000,000) shares to one hundred sixty million (160,000,000) shares (such amendment, the "South State articles amendment" and such proposal, the "South State authorized share count proposal"); and

•
holders of CenterState common stock must approve the merger agreement (the "CenterState merger proposal").

South State is holding a special meeting of holders of South State common stock (the "South State special meeting") to obtain approval of the South State merger proposal and the South State authorized share count proposal. Holders of South State common stock will also be asked (1) to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to South State's named executive officers in connection with the merger (the "South State compensation proposal") and (2) to approve the proposal to adjourn or postpone the South State special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the South State special meeting to approve the South State merger proposal or the South State authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of South State common stock (the "South State adjournment proposal"). A copy of the South State articles amendment is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein.

  Holders of South State common stock are not entitled to appraisal or dissenters' rights.

  CenterState is holding a special meeting of holders of CenterState common stock (the "CenterState special meeting") to obtain approval of the CenterState merger proposal. Holders of CenterState common stock will also be asked (1) to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation that will or may be paid to CenterState's named executive officers in connection with the merger (the "CenterState compensation proposal") and (2) to approve the proposal to adjourn or postpone the CenterState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the CenterState special meeting to approve the CenterState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CenterState common stock (the "CenterState adjournment proposal").

  Holders of CenterState common stock are not entitled to appraisal or dissenters' rights.

  This document is also a prospectus that is being delivered to holders of CenterState common stock because, in connection with the merger, South State is offering shares of South State common stock to holders of CenterState common stock.

  This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the South State special meeting and the CenterState special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:
What will happen in the merger?

A:
In the merger, CenterState will merge with and into South State. Each share of CenterState common stock issued and outstanding immediately prior to the effective time of the merger (the "effective time") (other than certain shares held by South State or CenterState) will be converted into the right to receive 0.3001 shares (the "exchange ratio" and such shares, the "merger consideration") of South State common stock. After completion of the merger, CenterState will cease to exist, will no longer be a public company, and CenterState common stock will be delisted from the Nasdaq Global Select Market (the "NASDAQ"), will be deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and will cease to be publicly traded. Holders of South State common stock will continue to own their existing shares of South State common stock. See the information provided in the section entitled "The Merger Agreement—Structure of the Merger" beginning on page 146 and the merger agreement for more information about the merger.

Q:
When and where will each of the special meetings take place?

A:
The South State special meeting will be held at 520 Gervais Street, Columbia, SC 29201, Second Floor—Orangeburg Conference Room, on May 21, 2020 at 2:00 p.m., local time.

The CenterState special meeting will be held at CenterState's Posner Park Office, 3rd Floor, 42725 US Hwy 27, Davenport, FL 33837, on May 21, 2020 at 10:00 a.m., local time.

Even if you plan to attend your respective company's special meeting, South State and CenterState recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in "street name" may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares.

Q:
What matters will be considered at each of the special meetings?

A:
At the South State special meeting, holders of South State common stock will be asked to consider and vote on the following proposals:

•
South State Proposal 1: The South State merger proposal.  Approval of the merger agreement;

•
South State Proposal 2: The South State authorized share count proposal.  Approval of an amendment to South State's articles of incorporation to increase the number of authorized shares of South State common stock from eighty million (80,000,000) shares to one hundred sixty million (160,000,000) shares;

•
South State Proposal 3: The South State compensation proposal.  Approval, on an advisory (non-binding) basis, of the merger-related named executive officer compensation that will or may be paid to South State's named executive officers in connection with the merger; and

•
South State Proposal 4: The South State adjournment proposal.  Approval of the adjournment or postponement of the South State special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the South State special meeting to approve the South State merger proposal or the South State authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of South State common stock.

At the CenterState special meeting, holders of CenterState common stock will be asked to consider and vote on the following proposals:

•
CenterState Proposal 1: The CenterState merger proposal.  Approval of the merger agreement;

•
CenterState Proposal 2: The CenterState compensation proposal.  Approval, on an advisory (non-binding) basis, of the merger-related named executive officer compensation that will or may be paid to CenterState's named executive officers in connection with the merger; and

•
CenterState Proposal 3: The CenterState adjournment proposal.  Approval of the adjournment or postponement of the CenterState special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there are not sufficient votes at the time of the CenterState special meeting to approve the CenterState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CenterState common stock.

In order to complete the merger, among other things, holders of South State common stock must approve the South State merger proposal and the South State authorized share count proposal and holders of CenterState common stock must approve the CenterState merger proposal. None of the approvals of the South State compensation proposal, the South State adjournment proposal, the CenterState compensation proposal or the CenterState adjournment proposal are conditions to the obligations of South State or CenterState to complete the merger.

Q:
What will holders of CenterState common stock receive in the merger?

A:
In the merger, holders of CenterState common stock will receive 0.3001 shares of South State common stock for each share of CenterState common stock held immediately prior to the completion of the merger (other than certain shares held by South State or CenterState). South State will not issue any fractional shares of South State common stock in the merger. Holders of CenterState common stock who would otherwise be entitled to a fractional share of South State common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the closing-sale prices per share of South State common stock on the NASDAQ for the consecutive period of five (5) full trading days immediately preceding (but not including) the day on which the merger is completed (the "South State closing share value") by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of South State common stock that such shareholder would otherwise be entitled to receive.

Q:
What will holders of South State common stock receive in the merger?

A:
In the merger, holders of South State common stock will not receive any consideration, and their shares of South State common stock will remain outstanding and will constitute shares of the combined company. Following the merger, shares of South State common stock will continue to be listed on the NASDAQ.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
Yes. Although the number of shares of South State common stock that holders of CenterState common stock will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for South State common stock. Any fluctuation in the market price of South State common stock after the date of this joint proxy statement/prospectus will change the value of the shares of South State common stock that holders of CenterState common stock will receive. Neither South State nor CenterState is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of South State common stock or CenterState common stock.

Q:
How will the merger affect CenterState equity awards and warrants?

A:
At the effective time:

•
each outstanding option to purchase shares of CenterState common stock, whether vested or unvested, will vest and be converted into a vested option to purchase shares of South State common stock, with the number of shares underlying such South State stock option and the applicable exercise price adjusted based on the exchange ratio;

•
each outstanding warrant to purchase shares of CenterState common stock will be converted into a warrant to purchase shares of South State common stock, with the number of shares underlying such South State warrant and the applicable exercise price adjusted based on the exchange ratio;

  •
  each outstanding restricted stock award in respect of shares of CenterState common stock and each outstanding time-vesting restricted stock unit award ("RSU") in respect of shares of CenterState common stock will be converted into a corresponding restricted stock award or RSU, as applicable, in respect of shares of South State common stock, with the number of shares underlying such South State restricted stock award or South State RSU adjusted based on the exchange ratio; and

  •
  each outstanding CenterState performance-vesting restricted stock unit award ("PSU") will be converted into a time-vesting South State RSU, with the number of shares underlying such South State RSU determined assuming performance goals are satisfied at the greater of target and actual levels of performance as of immediately prior to the effective time and adjusted based on the exchange ratio.

  Following the effective time, South State stock options, warrants, restricted stock awards and RSUs issued in respect of converted CenterState equity awards will remain subject to the same terms and conditions as were applicable to the corresponding CenterState stock options, warrants, restricted stock awards, RSUs and PSUs immediately prior to the effective time, except that each such South State stock option and South State warrant will remain exercisable through the remainder of the original term of the corresponding CenterState stock option or CenterState warrant and each South State RSU that was a CenterState PSU will continue to vest based solely on continued service following the effective time.

  Following the effective time, South State restricted stock awards and South State RSUs issued in respect of converted CenterState restricted stock awards, CenterState RSUs and CenterState PSUs will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

Q:
How will the merger affect South State equity awards?

A:
At the effective time, each South State equity award that was outstanding as of January 25, 2020 and that remains outstanding and unvested as of the effective time will vest in full at the effective time, with any applicable performance goals deemed satisfied based on the greater of target and actual levels of performance as of immediately prior to the effective time and with each South State stock option to remain exercisable through the remainder of the original term. Any equity awards denominated in shares of South State common stock granted following January 25, 2020 and that remain outstanding as of the effective time will remain outstanding and eligible to vest in accordance with their terms following the effective time, except that any such awards will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

Q:
How does the South State board of directors recommend that I vote at the South State special meeting?

A:
The South State board of directors unanimously recommends that you vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal, "FOR" the South State compensation proposal and "FOR" the South State adjournment proposal.

In considering the recommendations of the South State board of directors, holders of South State common stock should be aware that South State directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of South State common stock generally. For a more complete description of these interests, see the information provided in the section entitled "The Merger—Interests of South State's Directors and Executive Officers in the Merger" beginning on page 122.

Q:
How does the CenterState board of directors recommend that I vote at the CenterState special meeting?

A:
The CenterState board of directors unanimously recommends that you vote "FOR" the CenterState merger proposal, "FOR" the CenterState compensation proposal and "FOR" the CenterState adjournment proposal.

In considering the recommendations of the CenterState board of directors, holders of CenterState common stock should be aware that CenterState directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of CenterState common stock generally. For a more complete description of these interests, see the information provided in the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger" beginning on page 130.

Q:
Who is entitled to vote at the South State special meeting?

A:
The record date for the South State special meeting is April 14, 2020. All holders of South State common stock who held shares at the close of business on the record date for the South State special meeting are entitled to receive notice of, and to vote at, the South State special meeting.

Each holder of South State common stock is entitled to cast one (1) vote on each matter properly brought before the South State special meeting for each share of South State common stock that such holder owned of record as of the record date. As of the close of business on the record date for the South State special meeting, there were 33,464,420 outstanding shares of South State common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled "The South State Special Meeting—Proxies" beginning on page 63 for instructions on how to vote your shares without attending the South State special meeting.

Q:
Who is entitled to vote at the CenterState special meeting?

A:
The record date for the CenterState special meeting is April 14, 2020. All holders of CenterState common stock who held shares at the close of business on the record date for the CenterState special meeting are entitled to receive notice of, and to vote at, the CenterState special meeting.

Each holder of CenterState common stock is entitled to cast one (1) vote on each matter properly brought before the CenterState special meeting for each share of CenterState common stock that such holder owned of record as of the record date. As of the close of business on the record date for the CenterState special meeting, there were 124,131,401 outstanding shares of CenterState common stock. Physical attendance at the special meeting is not required to vote. See below and the section entitled "The CenterState Special Meeting—Proxies" beginning on page 72 for instructions on how to vote your shares without attending the CenterState special meeting.

Q:
What constitutes a quorum for the South State special meeting?

A:
Holders of a majority of the outstanding shares of South State common stock entitled to vote at the South State special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for the transaction of business at the South State special meeting. If you fail to submit a proxy or to vote in person at the South State special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of South State common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:
What constitutes a quorum for the CenterState special meeting?

A:
Holders of a majority of the votes entitled to be cast on a matter by the shares of CenterState common stock issued and outstanding and entitled to vote at the CenterState special meeting, present in person or represented by proxy, will be necessary to constitute a quorum for action by such holders at the CenterState special meeting. If you fail to submit a proxy or to vote in person at the CenterState special meeting on a proposal, or fail to instruct your bank, broker, trustee or other nominee how to vote on a proposal, your shares of CenterState common stock will not be counted towards a quorum with respect to that proposal. Abstentions are considered present for purposes of establishing a quorum.

Q:
If my shares of common stock are held in "street name" by my broker, will my broker vote my shares for me?

A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker, trustee (including through the South State Bank 401(k) Retirement Savings Plan) or other nominee (that is, in "street name") and fail to give voting instructions, your bank, broker, trustee or other nominee will not vote those shares. Please follow the voting instructions provided by your broker, bank, trustee or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to South State or CenterState or by voting in person at either special meeting unless you provide a "legal proxy," which you must obtain from your bank, broker, trustee or other nominee. Further, brokers who hold shares of South State common stock or CenterState common stock may not give a proxy to South State or CenterState to vote those shares on any of the South State proposals or any of the CenterState proposals without specific instructions from their customers.

Q:
What vote is required for the approval of each proposal at the South State special meeting?

A:
South State Proposal 1: South State merger proposal.    Approval of the South State merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of South State common stock. Shares of South State common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast "AGAINST" the South State merger proposal.

South State Proposal 2: South State authorized share count proposal.    Approval of the South State authorized share count proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the South State articles amendment by the holders of South State common stock. Shares of South State common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast "AGAINST" the South State authorized share count proposal.

South State Proposal 3: South State compensation proposal.    Approval of the South State compensation proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting. An abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the South State compensation proposal.

South State Proposal 4: South State adjournment proposal.    Approval of the South State adjournment proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the South State adjournment proposal.

Q:
What vote is required for the approval of each proposal at the CenterState special meeting?

A:
CenterState Proposal 1: CenterState merger proposal.    Approval of the CenterState merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CenterState common stock entitled to vote on the merger agreement. Shares of CenterState common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast "AGAINST" the CenterState merger proposal.

CenterState Proposal 2: CenterState compensation proposal.    Approval of the CenterState compensation proposal requires the votes cast by shareholders of CenterState in favor of the proposal to exceed the votes cast by shareholders of CenterState against the proposal at the CenterState special meeting. An abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the CenterState compensation proposal.

CenterState Proposal 3: CenterState adjournment proposal.    Approval of the CenterState adjournment proposal requires the votes cast by shareholders of CenterState in favor of the proposal to exceed the votes cast by shareholders of CenterState against the proposal at the CenterState special meeting. Accordingly, an abstention or a broker non-vote or other failure to vote or be present will have no effect on the outcome of the CenterState adjournment proposal.

Q:
Why am I being asked to consider and vote on the South State compensation proposal?

A:
Under Securities and Exchange Commission ("SEC") rules, South State is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to South State's named executive officers that is based on or otherwise relates to the merger, or "golden parachute" compensation.

Q:
What happens if holders of South State common stock do not approve, by non-binding, advisory vote, the South State compensation proposal?

A:
The vote on the South State compensation proposal is separate and apart from the votes to approve the other proposals being presented at the South State special meeting. Because the vote on the South State compensation proposal is advisory in nature only, it will not be binding upon South State, CenterState, or the combined company in the merger. Accordingly, the merger-related compensation will be paid to South State's named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of South State common stock do not approve the South State compensation proposal.

Q:
Why am I being asked to consider and vote on the CenterState compensation proposal?

A:
Under SEC rules, CenterState is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to CenterState's named executive officers that is based on or otherwise relates to the merger, or "golden parachute" compensation.

Q:
What happens if holders of CenterState common stock do not approve, by non-binding, advisory vote, the CenterState compensation proposal?

A:
The vote on the CenterState compensation proposal is separate and apart from the votes to approve the other proposals being presented at the CenterState special meeting. Because the vote on the CenterState compensation proposal is advisory in nature only, it will not be binding upon CenterState, South State, or the combined company in the merger. Accordingly, the merger-related compensation will be paid to CenterState's named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of CenterState common stock do not approve the CenterState compensation proposal.

Q:
What if I hold shares in both South State and CenterState?

A:
If you hold shares of both South State common stock and CenterState common stock, you will receive two (2) separate packages of proxy materials. A vote cast as a holder of South State common stock will not count as a vote cast as a holder of CenterState common stock, and a vote cast as a holder of CenterState common stock will not count as a vote cast as a holder of South State common stock. Therefore, please submit separate proxies for your shares of South State common stock and your shares of CenterState common stock.

Q:
How can I vote my shares in person at my respective special meeting?

A:
Record holders.    Shares held directly in your name as the holder of record of South State common stock or CenterState common stock may be voted in person at the South State special meeting or the CenterState special meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring your enclosed proxy card and proof of identification.

Shares in "street name."    Shares held in a brokerage or other account in "street name" may be voted in person by you only if you obtain a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares. If you choose to vote your shares in street name in person at the South State special meeting or the CenterState special meeting, as applicable, please bring that signed legal proxy along with proof of identification.

Even if you plan to attend the South State special meeting or the CenterState special meeting, as applicable, South State and CenterState recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the special meetings can be found under the section entitled "The South State Special Meeting" on page 61 and under the section entitled "The CenterState Special Meeting" on page 70.

Q:
How can I vote my shares without attending my respective special meeting?

A:
Whether you hold your shares directly as the holder of record of South State common stock or CenterState common stock or beneficially in "street name", you may direct your vote by proxy without attending the South State special meeting or the CenterState special meeting, as applicable.

If you are a record holder of South State common stock or CenterState common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in "street name", you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before your respective company's special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company's special meeting.

Additional information on voting procedures can be found under the section entitled "The South State Special Meeting" on page 61 and under the section entitled "The CenterState Special Meeting" on page 70.

Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of South State common stock or

  CenterState common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you hold shares beneficially in "street name", you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for South State or CenterState to obtain the necessary quorum to hold its special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker, trustee or other nominee how to vote, will have the same effect as a vote "AGAINST" the South State merger proposal, the South State authorized share count proposal and the CenterState merger proposal, as applicable, and an abstention will have the same effect as a vote "AGAINST" the South State merger proposal, the South State authorized share count proposal and the CenterState merger proposal, as applicable.

The merger agreement must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of South State common stock and the affirmative vote of a majority of the votes entitled to be cast on the merger agreement by the holders of CenterState common stock. The South State authorized share count proposal must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the South State articles amendment by the holders of South State common stock. The South State board of directors unanimously recommends that you vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal and "FOR" the other proposals to be considered at the South State special meeting. The CenterState board of directors unanimously recommends that you vote "FOR" the CenterState merger proposal and "FOR" the other proposals to be considered at the CenterState special meeting.

Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:
Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of South State or CenterState, as applicable;

•
signing and returning a proxy card with a later date;

•
attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•
voting by telephone or the Internet at a later time.

If your shares are held by a broker, bank, trustee or other nominee, you should contact your broker, bank, trustee or other nominee to change your vote.

Q:
Will South State be required to submit the South State merger proposal and the South State authorized share count proposal to its shareholders even if the South State board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the South State special meeting, South State is required to submit the South State merger proposal and the South State authorized share count proposal to its shareholders even if the South State board of directors has withdrawn or modified its recommendation.

Q:
Will CenterState be required to submit the CenterState merger proposal to its shareholders even if the CenterState board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the CenterState special meeting, CenterState is required to submit the CenterState merger proposal to its shareholders even if the CenterState board of directors has withdrawn or modified its recommendation.

Q:
Are holders of South State common stock entitled to appraisal or dissenters' rights?

A:
No. Holders of South State common stock are not entitled to appraisal or dissenters' rights under the South Carolina Business Corporation Act of 1988, as amended (the "SCBCA"). For more information, see the section entitled "The Merger—Appraisal or Dissenters' Rights in the Merger" beginning on page 17.

Q:
Are holders of CenterState common stock entitled to appraisal or dissenters' rights?

A:
No. Holders of CenterState common stock are not entitled to appraisal or dissenters' rights under the Florida Business Corporation Act, as amended (the "FBCA"). For more information, see the section entitled "The Merger—Appraisal or Dissenters' Rights in the Merger" beginning on page 17.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the South State merger proposal, the South State authorized share count proposal or the CenterState merger proposal, or the other proposals to be considered at the South State special meeting and the CenterState special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled "Risk Factors" beginning on page 51. You also should read and carefully consider the risk factors of South State and CenterState contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:
What are the material U.S. federal income tax consequences of the merger to holders of CenterState common stock?

A:
The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that South State and CenterState each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of CenterState common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CenterState common stock for South State common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of South State common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 166.

Q:
When is the merger expected to be completed?

A:
South State and CenterState expect the merger to close in the third quarter of 2020. However, neither South State nor CenterState can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. South State and CenterState must first obtain the approval of holders of South State common stock and holders of CenterState common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Q:
What are the conditions to completion of the merger?

A:
The obligations of South State and CenterState to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of statutory waiting periods without the imposition of any materially burdensome regulatory condition, tax opinions, approval by holders of South State common stock of the South State merger proposal and the South State authorized share count proposal and approval by holders of CenterState common stock of the CenterState merger proposal. For more information, see the section entitled "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 161.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, holders of CenterState common stock will not receive any consideration for their shares of CenterState common stock in connection with the merger. Instead, CenterState will remain an independent public company, CenterState common stock will continue to be listed on the NASDAQ, and South State will not complete the issuance of shares of South State common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $120 million may be payable by either South State or CenterState to the other party, as applicable. See the section entitled "The Merger Agreement—Termination Fee" beginning on page 163 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:
Should I send in my stock certificates now?

A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent mutually agreed upon by South State and CenterState (the "exchange agent") will send you instructions for exchanging CenterState stock certificates for the consideration to be received in the merger. See the section entitled "The Merger Agreement—Conversion of Shares; Exchange of CenterState Stock Certificates" beginning on page 149.

Q:
What should I do if I receive more than one set of voting materials for the same special meeting?

A:
If you hold shares of South State common stock or CenterState common stock in "street name" and also directly in your name as a holder of record or otherwise or if you hold shares of South State common stock or CenterState common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record holders.    For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of South State common stock or CenterState common stock are voted.

Shares in "street name."    For shares held in "street name" through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee to vote your shares.

Q:
Who can help answer my questions?

A:
South State shareholders:    If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact James C. Mabry IV, South State's Executive Vice President, Investor Relations and Mergers & Acquisitions, at 520 Gervais Street, Columbia, South Carolina 29201, (800) 277-2175, or South State's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor New York, NY 10022, (877) 750-9497 (toll-free for South State shareholders) or (212) 750-5833 (collect for banks and brokers).

CenterState shareholders:    If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact CenterState's corporate secretary, at 1101 First Street South, Suite 202, Winter Haven, Florida 33880, (863) 293-4710, or CenterState's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, (877) 717-3898 (toll-free for CenterState shareholders) or (212) 750-5833 (collect for banks and brokers).

SUMMARY

        This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about South State and CenterState into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 193 of this joint proxy statement/prospectus.

The Parties to the Merger (pages 77 and 78)

South State Corporation

520 Gervais Street
Columbia, SC 29201
(800) 277-2175

        South State is a South Carolina corporation that is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). South State was incorporated in 1985 under the laws of South Carolina. South State provides a wide range of banking services and products to its customers through its wholly-owned bank subsidiary, South State Bank, a South Carolina banking corporation that opened for business in 1934. South State does not engage in any significant operations other than the ownership of its banking subsidiary. South State Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and wealth management, and consumer loans through financial centers in South Carolina, North Carolina, Georgia and Virginia. At December 31, 2019, South State had approximately $15.9 billion in assets, $11.3 billion in loans, $12.2 billion in deposits, $2.4 billion in shareholders' equity, and a market capitalization of approximately $2.9 billion.

        South State's principal executive offices are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175.

        South State common stock is traded on the NASDAQ under the symbol "SSB".

CenterState Bank Corporation

1101 First Street South, Suite 202
Winter Haven, FL 33880
(863) 293-4710

        CenterState is a financial holding company, incorporated under the laws of the state of Florida, that owns all of the outstanding shares of CenterState Bank. Headquartered in Winter Haven, Florida between Orlando and Tampa, CenterState provides traditional retail, commercial, mortgage, wealth management and small business services throughout CenterState Bank's branch network in Florida, Georgia and Alabama, and customer relationships in neighboring states. CenterState Bank also has a national footprint, serving clients coast to coast through its correspondent banking division. As of December 31, 2019, CenterState had total consolidated assets of $17.1 billion, total consolidated loans of $12.0 billion, total consolidated deposits of $13.1 billion, and total consolidated shareholders' equity of $2.9 billion.

        CenterState common stock is traded on the NASDAQ under the symbol "CSFL".

The Merger and the Merger Agreement (pages 79 and 146)

        The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

        Subject to the terms and conditions of the merger agreement, at the completion of the merger, CenterState will merge with and into South State, with South State as the surviving corporation in a merger of equals. Following the completion of the merger, South State Bank will merge with and into CenterState Bank, with CenterState Bank as the surviving bank, which will adopt the name "South State Bank, National Association". Following the merger, CenterState common stock will be delisted from the NASDAQ and deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (page 147)

        In the merger, holders of CenterState common stock will receive 0.3001 shares of South State common stock for each share of CenterState common stock they hold immediately prior to the effective time. South State will not issue any fractional shares of South State common stock in the merger. Holders of CenterState common stock who would otherwise be entitled to a fraction of a share of South State common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the South State closing share value.

        South State common stock is listed on the NASDAQ under the symbol "SSB", and CenterState common stock is listed on the NASDAQ under the symbol "CSFL". The following table shows the closing sale prices of South State common stock and CenterState common stock as reported on the NASDAQ on January 24, 2020, the last full trading day before the public announcement of the merger agreement, and on April 14, 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of CenterState common stock, which was calculated by multiplying the closing price of South State common stock on those dates by the exchange ratio of 0.3001.

	South State Common Stock	Center State Common Stock	Implied Value of One Share of CenterState Common Stock
January 24, 2020	$85.52	$23.33	$25.66
April 14, 2020	$56.27	$16.61	$16.89

        For more information on the exchange ratio, see the section entitled "The Merger—Terms of the Merger" beginning on page 79 and the section entitled "The Merger Agreement—Merger Consideration" beginning on page 147.

Treatment of CenterState Equity Awards and Warrants (page 148)

        At the effective time, each outstanding CenterState equity award and each outstanding CenterState warrant will be converted into a corresponding award or warrant with respect to shares of South State common stock, with the number of shares underlying such award or warrant (and, in the case of CenterState stock options and warrants, the applicable exercise price) adjusted based on the exchange ratio. Each such converted South State equity award or warrant will continue to be subject to the same terms and conditions (including vesting and exercisability or payment terms) as applied to the corresponding CenterState equity award or warrant, except that (i) each such converted South State stock option or warrant will remain exercisable through the remainder of the original term of the corresponding CenterState stock option or warrant, and (ii) each such converted South State RSU issued in respect of a CenterState PSU will continue to vest based solely on continued service following the effective time, with the number of shares underlying such South State RSU determined assuming performance goals are satisfied at the greater of target and actual levels of performance as of immediately prior to the effective time and adjusted based on the exchange ratio.

        Following the effective time, each South State equity award issued in respect of a converted CenterState equity award will be eligible to vest on a "double-trigger" basis if the holder's employment is terminated by the combined company without cause or by the holder for good reason within three (3) years following the effective time.

Treatment of South State Equity Awards (page 148)

        At the effective time, each South State equity award that was outstanding as of January 25, 2020 and that remains outstanding and unvested as of the effective time will vest in full at the effective time, with any applicable performance goals deemed satisfied based on the greater of target and actual levels of performance as of immediately prior to the effective time and with each South State stock option to remain exercisable through the remainder of the original term. Any equity awards denominated in shares of South State common stock granted following January 25, 2020 and that remaining outstanding as of the effective time will remain outstanding and eligible to vest in accordance with their terms following the effective time, except that any such awards will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

Material U.S. Federal Income Tax Consequences of the Merger (page 166)

        The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that South State and CenterState each receive a legal opinion to the effect that the merger will so qualify. Assuming the receipt and accuracy of these opinions, holders of CenterState common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CenterState common stock for South State common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of South State common stock.

        You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.

South State's Reasons for the Merger; Recommendation of the South State Board of Directors (page 104)

        The South State board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of South State and its shareholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The South State board of directors unanimously recommends that holders of South State common stock vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal, "FOR" the South State compensation proposal and "FOR" the South State adjournment proposal. For a more detailed discussion of the South State board of directors' recommendation, see the section entitled "The Merger—South State's Reasons for the Merger; Recommendation of the South State Board of Directors" beginning on page 104.

CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors (page 87)

        The CenterState board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CenterState and its shareholders and has unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. The CenterState board of directors unanimously recommends that holders of CenterState common stock vote "FOR" the CenterState merger proposal, "FOR" the CenterState compensation proposal and "FOR" the CenterState adjournment proposal. For a more detailed discussion of the CenterState board of directors' recommendation, see the section entitled "The Merger—CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors" beginning on page 87.

Opinion of South State's Financial Advisor (page 107)

        At the January 24, 2020 meeting at which the South State board of directors considered the merger and the merger agreement, Piper Sandler & Co. ("Piper Sandler") delivered to the South State board of directors its oral opinion, which was subsequently confirmed in writing on January 24, 2020, to the effect that, as of such date, the exchange ratio was fair to South State from a financial point of view. The full text of Piper Sandler's opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Holders of South State common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger. Piper Sandler's opinion was directed to the South State board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of South State as to how any such shareholder should vote at any meeting of shareholders called to consider and vote on the approval of the merger agreement and the merger.

Opinion of CenterState's Financial Advisor (page 90)

        In connection with the merger, CenterState's financial advisor, Keefe, Bruyette & Woods, Inc. ("KBW"), delivered a written opinion, dated January 25, 2020, to the CenterState board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CenterState common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex D to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the CenterState board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not address the underlying business decision of CenterState to engage in the merger or enter into the merger agreement or constitute a recommendation to the CenterState board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CenterState common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.

Appraisal or Dissenters' Rights in the Merger (page 143)

        Holders of South State common stock are not entitled to appraisal or dissenters' rights under the SCBCA and holders of CenterState common stock are not entitled to appraisal or dissenters' rights under the FBCA. For more information, see the section entitled "The Merger—Appraisal or Dissenters' Rights in the Merger" beginning on page 143.

Interests of South State's Directors and Executive Officers in the Merger (page 122)

        In considering the recommendation of the South State board of directors to vote for the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal, holders of South State common stock should be aware that the directors and executive officers of South State may have interests in the merger that are different from, or in addition to, the interests of holders of South State common stock generally. The South State board of directors was aware of these interests and considered them, among other matters, in making its recommendation that South State shareholders vote to approve the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal.

        These interests include:

  •
  unvested South State equity awards held by South State directors and executive officers that were outstanding as of January 25, 2020 and that remain outstanding as of the effective time will vest in full (i.e., "single-trigger") at the effective time;

  •
  unvested equity awards denominated in shares of South State common stock held by South State directors and executive officers that were granted following January 25, 2020 and that remain outstanding as of the effective time will remain outstanding and eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time;

  •
  South State executive officers' annual incentive awards in respect of fiscal year 2020 may be paid based on the greater of target and actual levels of performance at the time such awards are typically paid;

  •
  South State and South State Bank, as applicable, have entered into employment agreements with Robert R. Hill, Jr., John C. Pollok, Greg A. Lapointe, Renee R. Brooks, John S. Goettee and Jonathan Kivett that will be effective at the closing of the merger and provide certain compensation and benefits in connection with such executive officers' employment following the closing of the merger, including severance;

  •
  non-employee directors of South State who do not continue as directors of the combined company will be eligible for continued vesting of unvested South State equity awards based on service on the advisory board of South State, payment of a prorated portion of any unpaid quarterly cash retainers, and a cash retainer in respect of advisory board service following the effective time;

  •
  certain of South State's directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the merger; and

  •
  South State's directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with South State.

        The South State board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement. For more information, see the section entitled "The Merger—Interests of South State's Directors and Executive Officers in the Merger" beginning on page 122.

Interests of CenterState's Directors and Executive Officers in the Merger (page 130)

        In considering the recommendation of the CenterState board of directors to vote for the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal, holders of CenterState common stock should be aware that the directors and executive officers of CenterState may have interests in the merger that are different from, or in addition to, the interests of holders of CenterState common stock generally. The CenterState board of directors was aware of these interests and considered them, among other matters, in making its recommendation that CenterState shareholders vote to approve the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal.

        These interests include:

  •
  each outstanding CenterState stock option will vest and be converted into, and each outstanding CenterState restricted stock award, RSU and PSU will be converted into, a corresponding award with respect to shares of South State common stock, with the number of shares underlying such award (and, in the case of CenterState stock options, the applicable exercise price) adjusted based on the exchange ratio. Each such converted South State equity award will continue to be subject to the same terms and conditions (including exercisability or payment terms) as applied to the corresponding CenterState equity award, except that (i) each such converted South State stock option will remain exercisable through the remainder of the original term of the corresponding CenterState stock option, and (ii) each such converted South State RSU issued in respect of a CenterState PSU will continue to vest based solely on continued service following the effective time, with the number of shares underlying such South State RSU determined assuming performance goals are satisfied at the greater of target and actual levels of performance as of immediately prior to the effective time and adjusted based on the exchange ratio;

  •
  South State restricted stock awards and South State RSUs issued in respect of converted CenterState restricted stock awards, CenterState RSUs and CenterState PSUs will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time;

  •
  CenterState has entered into retention letters with John C. Corbett, Stephen D. Young, Daniel E. Bockhorst and Jennifer L. Idell that will be effective at the effective time and provide for certain compensation and benefits in connection with such executive officers' employment following the closing of the merger, including severance;

  •
  certain of CenterState's other executive officers are party to employment agreements that provide for severance payments and benefits in connection with a termination of employment;

  •
  certain of CenterState's executive officers are party to supplemental executive retirement plan agreements that provide for payments in connection with a change in control;

  •
  certain of CenterState's directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company following the closing of the merger; and

  •
  CenterState's directors and executive officers are entitled to continued indemnification and insurance coverage under their existing agreements with CenterState.

        The CenterState board of directors was aware of and considered these respective interests when deciding to adopt and approve the merger agreement. For more information, see the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger" beginning on page 130.

Governance of the Combined Company After the Merger (page 138)

Articles Amendment

        In connection with the merger, South State's articles of incorporation will be amended to increase the number of authorized shares of South State common stock from eighty million (80,000,000) shares to one hundred sixty million (160,000,000) shares. A copy of the South State articles amendment is attached to this joint proxy statement/prospectus as Annex B.

        The articles of incorporation of South State as in effect immediately prior to the effective time, as amended as described above, will be the articles of incorporation of the combined company, until thereafter amended in accordance with applicable law.

Bylaws

        Prior to closing, the South State board of directors will take all actions necessary to cause the bylaws of South State to be amended as set forth in Exhibit B to the merger agreement (such amendment, the "South State bylaw amendment"), and as so amended, effective upon the completion of the merger, the bylaws of South State will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The South State bylaw amendment implements certain governance matters for the combined company following completion of the merger.

        From and after the effective time and until the thirty-six (36) month anniversary of the effective time (the "specified period"), the provisions of the bylaw amendment implementing the governance arrangements for the combined company, and any other provision of the bylaws of South State that sets forth the authority and responsibility of the Executive Chairman, the Chief Executive Officer or President, may be modified, amended or repealed, and any bylaw provision or other resolution inconsistent with such provisions may be adopted, by the board of directors of the combined company only by (and any such modification, amendment, repeal or inconsistent bylaw provisions and other resolutions may be proposed or recommended by the board of directors of the combined company for adoption by the shareholders of South State only by) an affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company.

Board of Directors

        The board of directors of the combined company and the combined bank as of the effective time will have sixteen (16) members, consisting of:

  •
  eight (8) legacy South State directors, one of whom will be the Chief Executive Officer of South State as of immediately prior to the effective time, one of whom will be Robert R. Horger and one of whom will be John C. Pollok; and

  •
  eight (8) legacy CenterState directors, one of whom will be the Chief Executive Officer of CenterState as of immediately prior to the effective time, one of whom will be Charles W. McPherson (who will serve as lead independent director) and one of whom will be Ernest S. Pinner.

        The South State bylaw amendment provides that during the specified period, the number of directors that comprises the entire board of directors of the combined company will be sixteen (16) and any vacancy on the board of directors of the combined company created by the cessation of service for any reason by (i) a legacy South State director will be filled by the board of directors of the combined company with a nominee selected by a committee of the board of directors of the combined company comprised of all of the legacy South State directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed) (the "legacy

South State directors nominating committee") and (ii) a legacy CenterState director will be filled by the board of directors of the combined company with a nominee selected by a committee of the board of directors of the combined company comprised of all of the legacy CenterState directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed) (the "legacy CenterState directors nominating committee"). The "legacy South State directors" and the "legacy CenterState directors" means, respectively, the directors of South State and CenterState who were selected to be directors of the combined company by South State or CenterState, as the case may be, as of the effective time, pursuant to the merger agreement, and any directors of the combined company, as applicable, who were subsequently nominated and elected to fill a vacancy created by the cessation of service of a legacy South State director or legacy CenterState director, respectively, pursuant to the South State bylaw amendment as described above.

        The legacy South State directors nominating committee will determine which class of directors each legacy South State director will join as of the effective time and the legacy CenterState directors nominating committee will determine which class of directors each legacy CenterState director will join as of the effective time, in each case subject to achieving as near as possible proportional representation of legacy South State directors and legacy CenterState directors in each of the different classes of the board of directors of the combined company.

        As of the date of this joint proxy statement/prospectus, South State has fourteen (14) members on its board of directors.

        South State's bylaws currently provide that directors may not be over seventy-two (72) years of age at the time of the shareholders' meeting at which they are elected. Pursuant to the South State bylaw amendment, this provision will be deemed waived with respect to the individuals initially serving as legacy South State directors or legacy CenterState directors, as applicable, as of the effective time, and the board of directors of the combined company may further waive such requirement for one or more directors if it determines that doing so is in the best interests of the combined company and its shareholders.

Committees of the Board of Directors of the Combined Company

        The South State bylaw amendment provides that the board of directors of the combined company will have four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee (which, during the specified period, will consist of the legacy South State directors nominating committee and the legacy CenterState directors nominating committee) and a Risk Committee. The board of directors of the combined company may by resolution (which, during the specified period, will require the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company) establish any committees not expressly contemplated by South State's bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the combined company and may prescribe the composition, duties and procedures thereof. Pursuant to the South State bylaw amendment, during the specified period:

  •
  each committee of the board of directors of the combined company (other than the legacy South State directors nominating committee and the legacy CenterState directors nominating committee) will (i) have at least four (4) members and (ii) be composed of fifty percent (50%) legacy South State directors and fifty percent (50%) legacy CenterState directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed)); and

  •
  the chairman of the Audit Committee and Risk Committee will be a legacy South State director and the chairman of the Nominating Committee and Compensation Committee will be a legacy

    CenterState director (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed)).

        In addition, South State's existing bylaws provide for an Executive Committee, and the South State bylaw amendment provides that, at any time during the specified period in which an Executive Committee is in existence, the chairman of the Executive Committee will be Robert R. Hill, Jr. and John C. Corbett will serve as a member of the Executive Committee.

Executive Management Team and Lead Independent Director

        Effective as of the effective time, (i) Robert R. Hill, Jr. will serve as the Executive Chairman of the combined company and of the boards of directors of the combined company and the combined bank, (ii) John C. Corbett will serve as the Chief Executive Officer of the combined company and the President and Chief Executive Officer of the combined bank, (iii) Richard Murray, IV will serve as the President of the combined company and Senior Executive Vice President of the combined bank, (iv) Greg A. Lapointe will serve as the Chief Banking Officer of the combined company and the combined bank, (v) William E. Matthews, V will serve as the Chief Financial Officer of the combined company and the combined bank, (vi) Renee R. Brooks will serve as the Chief Operating Officer of the combined company and the combined bank, (vii) Stephen D. Young will serve as Senior Executive Vice President and Chief Strategy Officer of the combined company and the combined bank and (viii) John C. Pollok will serve as Senior Executive Vice President of the combined company and the combined bank.

        During the specified period, (i) any removal of (1) Mr. Hill in his capacity as the Executive Chairman of the combined company and of the boards of directors of the combined company and the combined bank, (2) Mr. Corbett in his capacity as the Chief Executive Officer of the combined company and President and Chief Executive Officer of the combined bank and (3) Mr. McPherson as lead independent director of the board of directors of the combined company, (ii) any amendment or modification to any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment or (iv) any modification to any of their respective reporting relationships as set forth in the combined company's bylaws will, in each case, require the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company.

        During the specified period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. Hill or Mr. Corbett serving in the capacities set forth above (or any of such individuals' successors selected and appointed in accordance with the South State bylaw amendment), an individual approved by the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company will be appointed to serve in such capacity. In addition, during the specified period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. McPherson (or any of his successors selected and appointed in accordance with the South State bylaw amendment), a legacy CenterState director selected by the legacy CenterState directors nominating committee will be appointed to serve as lead independent director.

Headquarters and Name After the Merger

        The headquarters and principal office of the combined company will be located in Winter Haven, Florida and the combined bank will have its main office in Winter Haven, Florida. The name of the combined company will be "South State Corporation" and the name of the combined bank will be "South State Bank, National Association".

Regulatory Approvals (page 141)

        Subject to the terms of the merger agreement, South State and CenterState have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all documentation to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board and the Office of the Comptroller of the Currency (the "OCC").

        Although neither South State nor CenterState knows of any reason why it cannot obtain these regulatory approvals in a timely manner, South State and CenterState cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.

Expected Timing of the Merger

        South State and CenterState expect the merger to close in the third quarter of 2020. However, neither South State nor CenterState can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. South State and CenterState must first obtain the approval of holders of South State common stock and holders of CenterState common stock for the merger, as well as obtain necessary regulatory approvals and satisfy certain other closing conditions.

Conditions to Completion of the Merger (page 161)

        As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

  •
  approval of the merger agreement and the South State articles amendment by the shareholders of South State by the requisite South State vote and approval of the merger agreement by the shareholders of CenterState by the requisite CenterState vote;

  •
  the authorization for listing on the NASDAQ, subject to official notice of issuance, of the shares of South State common stock that will be issued pursuant to the merger agreement;

  •
  all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

  •
  the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

  •
  no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or the other transactions contemplated by the merger agreement illegal;

  •
  the accuracy of the representations and warranties of South State and CenterState in the merger agreement, subject to materiality standards provided in the merger agreement (and the receipt of officers' certificates to such effect);

  •
  performance in all material respects by each of South State and CenterState of their respective obligations, covenants and agreements under the merger agreement (and the receipt of officers' certificates to such effect); and

  •
  receipt by each of South State and CenterState of an opinion from counsel as to certain tax matters.

Termination of the Merger Agreement (page 162)

        The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite South State vote or the requisite CenterState vote (except as indicated below), in the following circumstances:

  •
  by mutual written consent of South State and CenterState;

  •
  by either South State or CenterState if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

  •
  by either South State or CenterState if the merger has not been completed on or before the termination date (January 25, 2021), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

  •
  by either South State or CenterState (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CenterState, in the case of a termination by South State, or South State, in the case of a termination by CenterState, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

  •
  by CenterState, prior to the receipt of the requisite South State vote, if (1) South State or the South State board of directors has made a recommendation change or (2) South State or the South State board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the South State board recommendation;

  •
  by South State, prior to the receipt of the requisite CenterState vote, if (1) CenterState or the CenterState board of directors has made a recommendation change or (2) CenterState or the CenterState board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the CenterState board recommendation; or

  •
  by either South State or CenterState, if (i) the requisite South State vote has not been obtained upon a vote thereon taken at the South State special meeting (including any adjournment or postponement thereof) or (ii) the requisite CenterState vote has not been obtained upon a vote thereon taken at the CenterState special meeting (including any adjournment or postponement thereof).

Termination Fee (page 163)

        If the merger agreement is terminated by either South State or CenterState under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation by South State or CenterState or their respective boards, South State or CenterState may be required to pay a termination fee to the other party equal to $120 million.

Accounting Treatment (page 141)

        South State and CenterState each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The merger will be accounted for using the acquisition method of accounting, and South State will be treated as the accounting acquirer for financial reporting purposes.

The Rights of Holders of CenterState Common Stock Will Change as a Result of the Merger (page 172)

        The rights of holders of CenterState common stock are governed by Florida law and by the articles of incorporation and bylaws of CenterState. In the merger, holders of CenterState common stock will become holders of common stock of the combined company, and their rights will be governed by South Carolina law and the articles of incorporation of South State as amended by the South State articles amendment and the bylaws of South State as amended by the South State bylaw amendment. Holders of CenterState common stock will have different rights once they become holders of common stock of the combined company due to differences between the CenterState governing documents and Florida law, on the one hand, and the South State governing documents and South Carolina law, on the other hand. These differences are described in more detail under the section entitled "Comparison of Shareholders' Rights" beginning on page 172.

Listing of South State Common Stock; Delisting and Deregistration of CenterState Common Stock (page 143)

        The shares of South State common stock to be issued in the merger will be listed for trading on the NASDAQ. Following the merger, shares of South State common stock will continue to be listed on the NASDAQ. In addition, following the merger, CenterState common stock will be delisted from the NASDAQ and deregistered under the Exchange Act.

The South State Special Meeting (page 61)

        The South State special meeting will be held at 520 Gervais Street, Columbia, SC 29201, Second Floor—Orangeburg Conference Room, on May 21, 2020, at 2:00 p.m., local time. At the South State special meeting, holders of South State common stock will be asked to consider and vote on the following proposals:

  •
  the South State merger proposal;

  •
  the South State authorized share count proposal;

  •
  the South State compensation proposal; and

  •
  the South State adjournment proposal.

        You may vote at the South State special meeting if you owned shares of South State common stock at the close of business on April 14, 2020. On that date, there were 33,464,420 shares of South State common stock outstanding, approximately 1.72% of which were owned and entitled to be voted by South State directors and executive officers and their affiliates. We currently expect that South State's directors and executive officers will vote their shares in favor of the South State merger proposal and the other proposals to be considered at the South State special meeting, although none of them has entered into any agreements obligating them to do so.

        The South State merger proposal will be approved if at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of South State common stock are voted in favor of such proposal. The South State authorized share count proposal will be approved if at least two-thirds of the votes entitled to be cast on the South State articles amendment by the holders of South State common stock are voted in favor of such proposal. The South State compensation proposal and the South State adjournment proposal will each be approved if the votes cast by shareholders of South State in favor of the applicable proposal exceeds the votes cast by shareholders of South State against the applicable proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State merger proposal or the South State authorized share count proposal, it will have the same effect as a vote "AGAINST" the South State merger proposal or the South State authorized share count proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State compensation proposal or the South State adjournment proposal, it will have no effect on the South State compensation proposal or the South State adjournment proposal.

The CenterState Special Meeting (page 70)

        The CenterState special meeting will be held at CenterState's Posner Park Office, 3rd Floor, 42725 US Hwy 27, Davenport, FL 33837 on May 21, 2020, at 10:00 a.m., local time. At the CenterState special meeting, holders of CenterState common stock will be asked to consider and vote on the following proposals:

  •
  the CenterState merger proposal;

  •
  the CenterState compensation proposal; and

  •
  the CenterState adjournment proposal.

        You may vote at the CenterState special meeting if you owned shares of CenterState common stock at the close of business on April 14, 2020. On that date, there were 124,131,401 shares of CenterState common stock outstanding, approximately 2.36% of which were owned and entitled to be voted by CenterState directors and executive officers and their affiliates. We currently expect that CenterState's directors and executive officers will vote their shares in favor of the CenterState merger proposal and the other proposals to be considered at the CenterState special meeting, although none of them has entered into any agreements obligating them to do so.

        The CenterState merger proposal will be approved if the holders of a majority of the outstanding shares of CenterState common stock entitled to vote on such proposal are voted in favor of such proposal. The CenterState compensation proposal and the CenterState adjournment proposal will each be approved if the votes cast by shareholders of CenterState in favor of the applicable proposal exceeds the votes cast by shareholders of CenterState against the applicable proposal. If you mark "ABSTAIN"

on your proxy, fail to submit a proxy or vote in person at the CenterState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CenterState merger proposal, it will have the same effect as a vote "AGAINST" the CenterState merger proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the CenterState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CenterState compensation proposal or the CenterState adjournment proposal, it will have no effect on the CenterState compensation proposal or the CenterState adjournment proposal.

Litigation Related to the Merger (page 144)

        On March 17, 2020, a complaint, captioned Shiva Stein v. CenterState Bank Corporation et al., No. 1:20-cv-00379 (D. Del.), was filed by a purported shareholder of CenterState in the U.S. District Court for the District of Delaware. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 19, 2020, a putative class action complaint, captioned Paul Parshall v. Center State Bank Corporation, et al., No. 1:20-cv-00398 (D. Del.), was filed in the U.S. District Court for the District of Delaware. The complaint names CenterState, the CenterState board of directors and South State as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages, the certification of the shareholder class and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 31, 2020, a complaint, captioned Dean Drulias v. CenterState Bank Corporation et al., No. 2020-CA-001236, was filed by a purported shareholder of CenterState in the Circuit Court of the 10th Judicial Circuit, Polk County, Florida. The complaint names CenterState, the CenterState board of directors and South State as defendants. The complaint alleges breaches of fiduciary duty in connection with the merger, including challenges to the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, a finding of breach of fiduciary duty, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 31, 2020, a complaint, captioned Phillip Mabe v. CenterState Bank Corporation et al., No. 1:20-cv-02683 (S.D.N.Y), was filed by a purported shareholder of CenterState in the U.S. District Court for the Southern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 6, 2020, a complaint, captioned Grady Cooksey v. CenterState Bank Corporation et al., No. 1:20-cv-01709 (E.D.N.Y), was filed by a purported shareholder of CenterState in the U.S. District Court for the Eastern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 8, 2020, a putative class action complaint, captioned Jeffrey Johnson v. CenterState Bank Corporation, et al., No. 1:20-cv-02905 (S.D.N.Y.), was filed in the U.S. District Court for the Southern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction against proceeding with the vote on, or closing of the merger, damages, the certification of the shareholder class and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 14, 2020, a complaint, captioned Stephen Bushansky v. CenterState Bank Corporation et al., No. 1:20-cv-01597-CAP (N.D. Ga.), was filed by a purported shareholder of CenterState in the U.S. District Court for the Northern District of Georgia. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

Risk Factors (page 51)

        In evaluating the merger agreement and the merger, including the issuance of shares of South State common stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled "Risk Factors" beginning on page 51 and in South State's and CenterState's respective Annual Reports on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information" beginning on page 193 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SOUTH STATE

        The following table summarizes selected consolidated historical financial data of South State. The selected consolidated historical financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, has been derived from South State's audited consolidated financial statements and accompanying notes contained in South State's Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, have been derived from South State's audited consolidated financial statements for such years and accompanying notes, which are not incorporated into this joint proxy statement/prospectus by reference.

        The information set forth below is only a summary. You should read the following information together with South State's consolidated financial statements and accompanying notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in South State's Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus, and in South State's other reports filed with the SEC. South State's consolidated historical financial data may not be indicative of the future performance of South State or the combined company. For more information, see "Where You Can Find More Information" beginning on page 193.

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Summary of Operations
Interest income	$590,827	$567,208	$426,000	$333,163	$338,101
Interest expense	86,552	53,992	17,014	8,317	10,328

Net interest income	504,275	513,216	408,986	324,846	327,773
Provision for loan losses	12,777	13,783	11,890	6,819	5,864
Noninterest income	143,565	145,749	140,029	121,204	109,638
Noninterest expenses	404,638	420,927	368,320	285,189	281,172

Net income before provision for income taxes	230,425	224,255	168,805	154,042	150,375
Provision for income taxes	43,942	45,384	81,251	52,760	50,902

Net income	$186,483	$178,871	$87,554	$101,282	$99,473

Per Common Share Information:
Earnings per share—Basic	$5.40	$4.90	$2.95	$4.22	$4.15
Earnings per share—Diluted	$5.36	$4.86	$2.93	$4.18	$4.11
Cash dividends declared	$1.67	$1.38	$1.32	$1.21	$0.98
Weighted-Average number of common shares:
Basic	34,561	36,530	29,686	23,998	23,966
Diluted	34,797	36,776	29,922	24,219	24,224
Balance Sheet Data
Assets	$15,921,092	$14,676,328	$14,466,589	$8,900,592	$8,557,348
Loans, net of unearned income(1)	11,370,040	11,013,231	10,618,865	6,680,286	6,004,134
Investment securities	2,005,171	1,542,671	1,673,769	1,014,981	1,027,748
Goodwill and other intangible assets	1,052,716	1,065,800	1,073,375	378,188	385,765
Deposits	12,177,096	11,646,933	11,532,766	7,334,423	7,100,428
Nondeposit borrowings	1,114,677	536,733	503,242	369,131	343,389
Shareholders' equity	2,373,013	2,366,296	2,308,920	1,134,588	1,059,384
Number of common shares outstanding	33,744,385	35,829,549	36,759,656	24,230,392	24,162,657
Book value per common share	$70.32	$66.04	$62.81	$46.82	$43.84
Tangible book value per common share(3)	$39.13	$36.30	$33.61	$31.22	$27.88
Balance sheet data averages
Assets	$15,428,827	$14,451,456	$11,354,296	$8,718,671	$8,202,681
Investment securities	1,712,657	1,613,614	1,418,469	980,916	862,686
Loans	11,176,873	10,765,613	8,287,539	6,346,034	5,783,347
Allowance for loan losses	58,078	51,420	43,731	39,983	39,613
Deposits	11,874,074	11,589,597	9,170,111	7,179,779	6,771,798
Nondeposit borrowings	936,925	470,760	428,698	376,154	347,245
Shareholders' equity	$2,363,652	$2,343,649	$1,656,648	$1,104,091	$1,028,623

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Annualized Performance Ratios
Return on average assets	1.21%	1.23%	0.77%	1.16%	1.21%
Return on average equity	7.89%	7.63%	5.26%	9.17%	9.67%
Return on average tangible equity(3)	15.11%	14.93%	9.63%	14.72%	15.97%
Net interest margin (taxable equivalent)	3.77%	4.09%	4.15%	4.22%	4.58%
Efficiency ratio	62.52%	63.57%	66.53%	63.44%	63.71%
Dividend payout ratio	30.94%	28.27%	44.11%	28.91%	23.84%
Asset Quality Ratios
Allowance for loan losses to period end non-acquired loans(2)	0.62%	0.65%	0.67%	0.71%	0.81%
Allowance for loan losses to period nonperforming loans(2)	249.50%	340.88%	292.95%	250.66%	181.84%
Net charge-offs to average non-acquired loans(2)	0.04%	0.04%	0.04%	0.06%	0.09%
Net charge-offs to average acquired noncredit impaired loans(2)	0.11%	0.06%	0.07%	0.07%	0.20%
Excluding acquired loans:
Nonperforming assets to period end loans and repossessed assets	0.29%	0.24%	0.27%	0.36%	0.65%
Nonperforming assets to period end total loans	0.17%	0.13%	0.12%	0.21%	0.32%
Including acquired assets:
Nonperforming assets to period end loans and repossessed assets	0.41%	0.37%	0.34%	0.58%	0.89%
Nonperforming assets to period end total loans	0.29%	0.28%	0.25%	0.43%	0.63%
Capital Ratios
Equity to assets	14.90%	16.12%	15.96%	12.75%	12.38%
Tangible equity to tangible assets	8.88%	9.56%	9.23%	8.88%	8.24%

(1)
Excludes loans held for sale.

(2)
Excludes acquired assets.

(3)
This is a non-GAAP measure. A reconciliation of non-GAAP measures to GAAP is presented below.

(4)
Note that the efficiency ratios for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 have been adjusted and restated to reflect the reclassification of interchange network costs from noninterest expense to offset noninterest income. The amounts reclassified for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 were $11.9 million, $12.1 million, $9.1 million, $9.1 million, and $5.9 million, respectively. See Note 1—Summary of Significant Accounting Policies—Revenue from Contracts with Customers (Topic 606) and Method of Adoption and Noninterest Income on page 59 of South State's Annual Report on Form 10-K for the year ended December 31, 2019 for further discussion.

Explanation of Certain Unaudited Non-GAAP Financial Measures

        Adjusted earnings available to common shareholders, basic adjusted earnings per share, diluted adjusted earnings per share and adjusted return on average assets are non-GAAP measures and exclude the after-tax effects of gains or losses on sales of securities, other-than-temporary impairment ("OTTI"), merger and conversion related expense, the effects from the early termination of loss share agreements, the net deferred tax asset revaluation and pension plan termination expense. The tangible measures above exclude the effect of period end or average balance of intangible assets. The tangible return on equity measures also add back the after-tax amortization of intangibles to GAAP basis net income.

        South State's management believes these non-GAAP measures provide additional information that is useful to investors in evaluating its performance and capital and may facilitate comparisons with other institutions in the banking industry as well as period-to-period comparisons. Non-GAAP measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider South State's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of South State. Non-GAAP measures have limitations as analytical tools, are not audited, and may not be comparable to other similarly titled financial measures used by other companies. Investors should not consider non-GAAP measures in isolation or as a substitute for analysis of South State's results or financial condition as reported under GAAP.

        The table below provides a reconciliation of non-GAAP measures to GAAP as of the dates and for the periods presented:

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share)	2019	2018	2017	2016	2015
Adjusted earnings
Net income available to common shareholders (GAAP)	$186,483	$178,871	$87,554	$101,282	$99,473
Securities (gains) losses, net of tax	(2,173)	520	(946)	(81)	—
Other-than-temporary impairment (OTTI), net of tax	—	—	501	—	323
Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	2,938	—
Provision for income taxes—deferred tax asset revaluation	—	(990)	26,558	—	—
Merger and conversion related expense, net of tax	3,701	23,692	31,469	5,960	4,595
Pension plan termination expense, net of tax	7,641	—	—	—	—
FHLB prepayment fee, net of tax	107	—	—	—	—

Net adjusted earnings available to common shareholders (non-GAAP)	$195,759	$202,093	$145,136	$110,099	$104,391

Adjusted earnings per common share, basic
Earnings per common share, basic (GAAP)	$5.40	$4.90	$2.95	$4.22	$4.15
Effect to adjust for securities (gains) losses, net of tax	(0.06)	0.01	(0.03)	(0.00)	—
Effect to adjust for other-than-temporary impairment (OTTI), net of tax	—	—	0.02	—	0.01
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	0.12	—
Effect to adjust for Provision for income taxes—deferred tax asset revaluation	—	(0.03)	0.89	—	—
Effect to adjust for merger and conversion related expense, net of tax	0.10	0.65	1.06	0.24	0.20
Effect to adjust for pension plan termination expense, net of tax	0.22	—	—	—	—
Effect to adjust for FHLB prepayment fee, net of tax	0.00	—	—	—	—

Adjusted earnings per common share, basic (non-GAAP)	$5.66	$5.53	$4.89	$4.58	$4.36

Adjusted earnings per common share, diluted
Earnings per common share, diluted (GAAP)	$5.36	$4.86	$2.93	$4.18	$4.11
Effect to adjust for securities (gains) losses, net of tax	(0.06)	0.02	(0.03)	(0.00)	—
Effect to adjust for other-than-temporary impairment (OTTI), net of tax	—	—	0.01	—	0.01
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	0.12	—
Effect to adjust for Provision for income taxes—deferred tax asset revaluation	—	(0.03)	0.89	—	—
Effect to adjust for merger and conversion related expense, net of tax	0.11	0.65	1.05	0.25	0.19

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share)	2019	2018	2017	2016	2015
Effect to adjust for pension plan termination expense, net of tax	0.22	—	—	—	—
Effect to adjust for FHLB prepayment fee, net of tax	0.00	—	—	—	—

Adjusted earnings per common share, diluted (non-GAAP)	$5.63	$5.50	$4.85	$4.55	$4.31

Adjusted return on average assets
Return on Average Assets (GAAP)	1.21%	1.23%	0.77%	1.16%	1.21%
Effect to adjust for securities (gains) losses, net of tax	(0.01)	0.00	(0.01)	(0.00)	—
Effect to adjust for other-than-temporary impairment (OTTI), net of tax	—	—	0.01	—	0.01
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	0.03	—
Effect to adjust for Provision for income taxes—deferred tax asset revaluation	—	(0.01)	0.23	—	—
Effect to adjust for merger and conversion related expense, net of tax	0.02	0.17	0.28	0.07	0.05
Effect to adjust for pension plan termination expense, net of tax	0.05	—	—	—	—
Effect to adjust for FHLB prepayment fee, net of tax	0.00	—	—	—	—

Adjusted return on average assets (non-GAAP)	1.27%	1.39%	1.28%	1.26%	1.27%

Adjusted efficiency ratio
Efficiency ratio (GAAP)	62.52%	63.57%	66.53%	63.44%	63.71%
Effect to adjust for Early termination of FDIC Loss Share Agreements	—	—	—	(0.62)	—
Effect to adjust for merger and conversion related expense	(0.70)	(4.51)	(8.04)	(0.69)	(1.57)
Effect to adjust for pension plan termination expense	(1.47)	—	—	—	—
Effect to adjust for FHLB prepayment fee	(0.02)	—	—	—	—

Adjusted efficiency ratio (non-GAAP)	60.33%	59.06%	58.49%	62.13%	62.14%

Tangible common equity per common share
Book value per common share (GAAP)	$70.32	$66.04	$62.81	$46.82	$43.84
Effect to adjust for intangible assets	(31.19)	(29.74)	(29.20)	(15.60)	(15.96)

Tangible common equity per common share (non-GAAP)	$39.13	$36.30	$33.61	$31.22	$27.88

Return on average tangible equity
Return on average common equity (GAAP)	7.89%	7.63%	5.26%	9.17%	9.67%
Effect to adjust for intangible assets	7.22	7.30	4.37	5.55	6.30

Tangible common equity per common share (non-GAAP)	15.11%	14.93%	9.63%	14.72%	15.97%

Adjusted return on average tangible common equity
Return on average common equity (GAAP)	7.89%	7.63%	5.26%	9.17%	9.67%
Effect to adjust for securities (gains) losses, net of tax	(0.09)	0.02	(0.06)	(0.01)	—

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share)	2019	2018	2017	2016	2015
Effect to adjust for other-than-temporary impairment (OTTI), net of tax	—	—	0.03	—	0.03
Effect to adjust for Early termination of FDIC Loss Share Agreements, net of tax	—	—	—	0.27	—
Effect to adjust for Provision for income taxes—deferred tax asset revaluation	—	(0.06)	2.13	—	—
Effect to adjust for merger and conversion related expense, net of tax	0.16	1.01	1.89	0.54	0.45
Effect to adjust for pension plan termination expense, net of tax	0.32	—	—	—	—
Effect to adjust for intangible assets	7.54	8.16	6.24	5.97	6.57

Adjusted return on average tangible common equity (non-GAAP)	15.82%	16.76%	15.49%	15.94%	16.72%

Tangible common equity to tangible assets
Common equity to assets (GAAP)	14.90%	16.12%	15.96%	12.75%	12.38%
Effect to adjust for intangible assets	(6.02)	(6.56)	(6.73)	(3.87)	(4.14)

Tangible common equity to tangible assets (non-GAAP)	8.88%	9.56%	9.23%	8.88%	8.24%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CENTERSTATE

        The following table summarizes selected consolidated historical financial data of CenterState. The selected consolidated historical financial data as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, has been derived from CenterState's audited consolidated financial statements and accompanying notes contained in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated into this joint proxy statement/prospectus by reference. The selected consolidated historical financial data as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, have been derived from CenterState's audited consolidated financial statements for such years and accompanying notes, which are not incorporated into this joint proxy statement/prospectus by reference.

        The information set forth below is only a summary. You should read the following information together with CenterState's consolidated financial statements and accompanying notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus, and in CenterState's other reports filed with the SEC. CenterState's consolidated historical financial data may not be indicative of the future performance of CenterState or the combined company. For more information, see "Where You Can Find More Information" beginning on page 193.

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Summary of Operations
Total interest income	$685,332	$460,632	$251,326	$188,665	$162,320
Total interest expense	(99,604)	(47,550)	(15,783)	(9,340)	(7,286)

Net interest income	585,728	413,082	235,543	179,325	155,034
Provision for loan losses	(10,585)	(8,283)	(4,958)	(4,962)	(4,493)

Net interest income after provision for loan losses	575,143	404,799	230,585	174,363	150,541
Non-interest income	101,137	71,150	35,617	30,363	9,883
Income from correspondent banking capital markets division	64,898	33,388	28,341	33,685	27,563
Net gain (loss) on sale of securities available for sale	25	(22)	(7)	13	4
Gain on sale of deposits	—	611	—	—	—
Gain on sale of trust department	—	—	1,224	—	—
Gain on extinguishment of debt	—	—	—	308	—
Loss on termination of FDIC loss share agreements	—	—	—	(17,560)	—
Non-interest expense	(446,907)	(312,467)	(186,485)	(156,921)	(126,082)

Income before income taxes	294,296	197,459	109,275	64,251	61,909
Income tax expense	(67,698)	(41,024)	(53,480)	(21,910)	(22,571)

Net income	$226,598	$156,435	$55,795	$42,341	$39,338
Earnings attributable to noncontrolling interest	1,202	—	—	—	—

Net income attributable to CenterState Bank Corporation	$225,396	$156,435	$55,795	$42,341	$39,338

Per Common Share Data
Basic earnings per share	$1.88	$1.78	$0.97	$0.89	$0.87
Diluted earnings per share	$1.87	$1.76	$0.95	$0.88	$0.85
Common equity per common share outstanding	$23.14	$20.60	$15.04	$11.47	$10.79
Tangible common equity per common share outstanding(1)	$12.76	$11.49	$10.35	$8.93	$8.82

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Dividends per common share	$0.44	$0.40	$0.24	$0.16	$0.07
Actual shares outstanding	125,173,597	95,679,596	60,161,334	48,146,981	45,459,195
Weighted average common shares outstanding	119,746,949	87,641,220	57,244,698	47,409,142	45,182,224
Diluted weighted average common shares outstanding	120,603,823	88,758,853	58,340,813	48,191,523	45,788,632
Balance Sheet Data
Assets	$17,142,025	$12,337,588	$7,123,975	$5,078,559	$4,022,717
Total loans	11,983,943	8,340,504	4,773,221	3,429,747	2,593,776
Allowance for loan losses	40,655	39,770	32,825	27,041	22,264
Total deposits	13,136,392	9,477,336	5,560,523	4,152,544	3,215,178
Other borrowed funds	633,334	713,132	558,570	290,413	252,722
Corporate and subordinated debentures	71,343	32,415	26,192	25,958	24,093
Common shareholders' equity	2,896,718	1,971,344	904,750	552,457	490,514
Total shareholders' equity	2,896,718	1,971,344	904,750	552,457	490,514
Tangible capital	1,596,637	1,099,286	622,453	430,135	400,774
Goodwill	1,204,417	802,880	257,683	106,028	76,739
Core deposit intangible (CDI)	91,157	66,225	24,063	15,510	12,164
Other intangible assets	4,507	2,953	551	784	837
Average total assets	15,915,885	10,950,654	6,341,159	4,864,151	3,928,523
Average loans	11,041,121	7,407,765	4,326,325	3,140,343	2,518,572
Average interest earning assets	13,638,936	9,475,205	5,631,772	4,356,455	3,484,739
Average deposits	12,278,626	8,545,623	5,107,495	3,991,078	3,178,569
Average interest bearing deposits	8,492,276	5,627,353	3,271,415	2,568,605	2,038,955
Average interest bearing liabilities	9,121,123	6,247,314	3,612,651	2,834,392	2,278,427
Average total common equity	2,661,800	1,662,815	819,626	531,734	471,130
Average total equity	2,667,709	1,662,815	819,626	531,734	471,130
Selected Financial Ratios
Return on average assets	1.42%	1.43%	0.88%	0.87%	1.00%
Return on average common equity	8.47%	9.41%	6.81%	7.96%	8.35%
Dividend payout	24%	23%	25%	18%	8%
Efficiency ratio(2)	59%	60%	61%	64%	65%
Net interest margin, tax equivalent basis(3)	4.31%	4.39%	4.28%	4.20%	4.51%
Net interest spread, tax equivalent basis(4)	3.95%	4.13%	4.13%	4.08%	4.40%
Capital Ratios
Tier 1 leverage ratio	9.74%	10.04%	9.82%	9.11%	10.53%
Risk-based capital
Common equity Tier 1	11.34%	11.86%	11.46%	11.27%	14.39%
Tier 1	11.34%	12.27%	11.96%	11.83%	14.99%
Total	12.19%	12.70%	12.57%	12.54%	15.79%
Tangible common equity ratio(5)	10.08%	9.59%	9.10%	8.68%	10.19%
Asset Quality Ratios
Net charge-offs to average loans(6)	0.09%	0.02%	(0.02)%	0.00%	0.09%
Allowance to period end loans(6)	0.34%	0.48%	0.71%	0.82%	0.93%
Allowance for loan losses to non-performing loans(6)	105%	168%	188%	140%	106%
Non-performing assets to total assets(6)	0.26%	0.22%	0.30%	0.52%	0.56%

(1)
Tangible common equity per common share outstanding is defined as common equity (less goodwill, core deposit intangible and other intangible assets) divided by total common shares outstanding.

(2)
Efficiency ratio is non-interest expense (less loss on termination of FDIC loss share agreements) divided by the sum of the tax equivalent net interest income before the provision for loan losses plus non-interest income (less gain on sale of trust department and gain on extinguishment of debt).

(3)
Net interest margin is tax equivalent net interest income divided by total average earning assets.

(4)
Net interest spread is the difference between the average tax equivalent yield on earning assets and the average yield on average interest bearing liabilities.

(5)
Tangible common equity ratio is defined as common equity (less goodwill, core deposit intangible and other intangible assets) divided by total assets (less goodwill, core deposit intangible and other intangibles).

(6)
Excludes purchased credit-impaired loans.

Explanation of Certain Unaudited Non-GAAP Financial Measures

        The summary above contains financial information determined by methods other than GAAP, including tangible capital, tangible common equity per common share, tangible common equity to tangible assets, efficiency ratio and tax equivalent net interest margin and spread. The tables below provide reconciliations between these Non-GAAP measures and net interest income and tax equivalent basis net interest income, the efficiency ratio, common shareholders' equity and tangible common equity, as applicable. CenterState uses these Non-GAAP measures in its analysis of CenterState's performance and believes these presentations provide useful supplemental information and enhance investors' understanding of CenterState's core business and performance.

        Non-GAAP measures can also be useful in understanding performance trends and can facilitate comparisons with the performance of other financial institutions. The limitations associated with Non-GAAP measures include, among other things, the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. CenterState provides reconciliations between GAAP and these Non-GAAP measures. These disclosures should not be considered in isolation or as an alternative to GAAP.

	As of or for the Year Ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Income Statement Non-GAAP measures and ratios
Total Interest income (GAAP)	$685,332	$460,632	$251,326	$188,665	$162,320
Tax equivalent adjustment
Non PCI loans	1,229	1,442	3,185	1,487	819
Securities—tax-exempt	834	1,079	2,531	1,972	1,379

Total tax equivalent adjustment	2,063	2,521	5,716	3,459	2,198

Total interest income—tax equivalent (Non-GAAP)	687,395	463,153	257,042	192,124	164,518

Total Interest expense (GAAP)	(99,604)	(47,550)	(15,783)	(9,340)	(7,286)

Net interest income—tax equivalent (Non-GAAP)	$587,791	$415,603	$241,259	$182,784	$157,232

Net interest income (GAAP)	$585,728	$413,082	$235,543	$179,325	$155,034

Net interest margin (GAAP)	4.29%	4.36%	4.18%	4.12%	4.45%
Net interest margin—tax equivalent (Non-GAAP)	4.31%	4.39%	4.28%	4.20%	4.51%
Net interest spread (GAAP)	3.93%	4.10%	4.02%	4.00%	4.34%
Net interest spread—tax equivalent (Non-GAAP)	3.95%	4.13%	4.13%	4.08%	4.40%
Efficiency ratio
Non-interest income (GAAP)	$166,060	$105,127	$65,175	$64,369	$37,450
Total nonrecurring income	—	(611)	(1,224)	(308)	—

Adjusted non-interest income (Non-GAAP)	$166,060	$104,516	$63,951	$64,061	$37,450
Non-interest expense (GAAP)	$446,907	$312,467	$186,485	$174,481	$126,082
Total nonrecurring expense	—	—	—	(17,560)	—

Adjusted non-interest expense (Non-GAAP)	$446,907	$312,467	$186,485	$156,921	$126,082
Efficiency ratio—tax equivalent (Non-GAAP)	59%	60%	61%	64%	65%
Balance Sheet Non-GAAP measures and ratios
Total assets	$17,142,025	$12,337,588	$7,123,975	$5,078,559	$4,022,717
Goodwill and intangible assets, net	(1,300,081)	(872,058)	(282,297)	(122,322)	(89,740)

Tangible assets	$15,841,944	$11,465,530	$6,841,678	$4,956,237	$3,932,977
Common shareholders' equity	$2,896,718	$1,971,344	$904,750	$552,457	$490,514
Goodwill and intangible assets, net	(1,300,081)	(872,058)	(282,297)	(122,322)	(89,740)

Tangible common shareholders' equity	$1,596,637	$1,099,286	$622,453	$430,135	$400,774
Book value per common share	$23.14	$20.60	$15.04	$11.47	$10.79
Effect of intangible assets	$(10.39)	$(9.11)	$(4.69)	$(2.54)	$(1.97)
Tangible book value per common share	$12.76	$11.49	$10.35	$8.93	$8.82
Equity to total assets	16.90%	15.98%	12.70%	10.88%	12.19%
Effect of intangible assets	(6.82)%	(6.39)%	(3.60)%	(2.20)%	(2.00)%
Tangible common equity to tangible assets (Non-GAAP)	10.08%	9.59%	9.10%	8.68%	10.19%

UNAUDITED PRO FORMA COMBINED
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma combined condensed financial information is based on the separate historical financial statements of South State and CenterState after giving effect to the merger and the issuance of South State common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial information. The unaudited pro forma combined condensed statement of income for the year ended December 31, 2019 combines the historical consolidated statements of income of South State and CenterState, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of December 31, 2019 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the merger as if it had been completed on December 31, 2019.

        The following unaudited pro forma combined condensed financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of South State and the related notes included in South State's Annual Report on Form 10-K for the year ended December 31, 2019, and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019, each of which is incorporated into this joint proxy statement/prospectus by reference. The CenterState historical results reported in the unaudited pro forma combined condensed statement of income have been adjusted to give effect to CenterState's acquisition of National Commerce Corporation ("NCC"), which closed on April 1, 2019, as if it had occurred on January 1, 2019.

        The historical consolidated financial information has been adjusted in the unaudited pro forma combined condensed financial information to give effect to the pro forma events that are (i) directly related to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma combined condensed statement of income, expected to have a continuing effect on the results of the combined company. The unaudited pro forma combined condensed financial information contained herein does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger. The following unaudited pro forma combined condensed financial information gives effect to the merger and includes adjustments for the following:

  •
  certain reclassifications to conform historical financial statement presentations between the companies;

  •
  application of the acquisition method of accounting under the provisions of topic ASC 805, "Business Combinations," to reflect merger consideration of approximately $2.3 billion in exchange for 100% of all outstanding shares of CenterState common stock; and

  •
  transaction costs in connection with the merger.

        Future results may differ materially from the results reflected because of various factors, including those discussed in the section entitled "Risk Factors" beginning on page 51 and appearing under the caption "Risk Factors" in South State's and CenterState's most recently filed Annual Reports on Form 10-K and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference in this joint proxy statement/prospectus, and the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 49. Among other factors, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed financial statements as a result of:

  •
  changes in the trading price for South State common stock;

  •
  net cash used or generated in South State's or CenterState's operations between the signing of the merger agreement and the completion of the merger;

  •
  the timing of the completion of the merger, changes in total merger-related expenses, and integration costs, including costs associated with systems implementation, severance, and other costs related to exit or disposal activities;

  •
  other changes in South State's or CenterState's net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

  •
  changes in the financial results of the combined company.

        The risk of such variance is particularly significant with respect to the preliminary purchase price allocation, because such allocation is based, in large part, on the closing price per share of South State common stock as of the closing date. The preliminary purchase price allocation reflected in the unaudited pro forma combined condensed financial information assumes a closing price per share of South State common stock of $60.99, the closing price of South State common stock on March 10, 2020. The financial markets have recently experienced extreme volatility, due in large part to the coronavirus pandemic and its widespread economic impacts. Such volatility has contributed to a significant drop in the trading price of South State common stock and CenterState common stock. Continued financial market volatility, and its effect on the trading prices of South State common stock and CenterState common stock, will largely depend on future developments, which South State and CenterState cannot accurately predict or control, including new information which may emerge concerning the severity of the coronavirus pandemic, the effectiveness or ineffectiveness of governmental and private actions taken to contain or treat the coronavirus pandemic, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. Particularly given this volatility and uncertainty, the unaudited pro forma combined condensed financial information included in this joint proxy statement/prospectus may not be indicative of and does not purport to represent the combined company's actual financial condition or results of operations as of the closing date or any future or other date or period.

        The following unaudited pro forma combined condensed financial information and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company's actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company's future results of operations or financial position for any future period. The preparation of the unaudited pro forma combined condensed financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial statements should be read together with:

  •
  the accompanying notes to the unaudited pro forma combined condensed financial statements;

  •
  South State's separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in South State's Annual Report on Form 10-K for the year ended December 31, 2019;

  •
  CenterState's separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2019, included in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019; and

  •
  other information pertaining to South State and CenterState contained in or incorporated by reference into this joint proxy statement/prospectus. See the sections entitled "—Selected Consolidated Historical Financial Data of South State" and "—Selected Consolidated Historical Financial Data of CenterState" included elsewhere in this joint proxy statement/prospectus.

 SOUTH STATE CORPORATION AND SUBSIDIARY
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except par value)

	South State Corporation 12/31/2019 (as reported)	CenterState Bank Corporation 12/31/2019 (as reported)	Pro Forma / Reclassification Adjustments		Purchase Acct Adjustments & Reclassifications		Pro Forma 12/31/2019 Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$262,019	$114,605	$(15,500)	(k)	$—		$361,124
Interest-bearing deposits with banks	426,685	353,574					780,259
Federal funds sold and securities purchased under agreements to resell	—	21,879					21,879

Total cash and cash equivalents	688,704	490,058	(15,500)		—		1,163,262

Investment securities:
Trading securities, at fair value	—	4,987					4,987
Securities held to maturity	—	202,903			5,949	(g)	208,852
Securities available for sale, at fair value	1,956,047	1,886,724					3,842,771
Other investments	49,124	—					49,124

Total investment securities	2,005,171	2,094,614	—		5,949		4,105,734

Loans held for sale	59,363	142,801	—		—		202,164

Loans:
Acquired credit impaired, net of allowance for loan losses	356,782	135,242			61,167	(a)	553,191
Loans, excluding acquired credit impaired	11,013,258	11,848,475			(78,048)	(a)	22,783,685
Less allowance for non-acquired credit impaired loan losses	(56,927)	(40,429)			40,429	(a)	(56,927)

Loans, net	11,313,113	11,943,288	—		23,548		23,279,949

Other real estate owned (OREO)	11,964	5,092	23,781	(l)	(1,273)	(b)	39,564
Premises and equipment, net	317,321	328,869			—		646,190
Goodwill	1,002,900	1,204,417			(674,154)	(c)	1,533,163
Bank-owned life insurance	234,567	330,155					564,722
Mortgage servicing rights (MSRs)	30,525	1,332					31,857
Other intangible assets	49,816	94,332			95,240	(d)	239,388
Deferred tax asset	31,316	28,786	3,410	(p)	(20,685)	(e)	42,827
Interest rate swap derivatives, at fair value		273,068	15,350	(m)	—		288,418
Other assets	176,332	205,213	(39,131)	(l),(m)	—		342,414

Total assets	$15,921,092	$17,142,025	$(12,090)		$(571,375)		$32,479,652

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$3,245,306	$3,929,183	$—		$—		$7,174,489
Interest-bearing	8,931,790	9,207,209			14,942	(f)	18,153,941

Total deposits	12,177,096	13,136,392	—		14,942		25,328,430
Federal funds purchased and securities sold under agreements to repurchase	298,741	472,334			—		771,075
Advances from Federal Home Loan Bank	700,000	150,000			—		850,000
Other borrowings	115,936	82,343			—		198,279
Interest Rate Swap Derivatives, at fair value	—	275,033	30,485	(n)	—		305,518
Other liabilities	256,306	129,205	(30,485)	(n)	14,500	(j)	369,526

Total liabilities	13,548,079	14,245,307	—		29,442		27,822,828

Shareholders' equity:
Preferred stock—$.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—			—		—
Common stock	84,361	1,252			91,872	(h),(i)	177,485
Surplus (APIC)	1,607,740	2,407,385			(204,608)	(h),(i)	3,810,517
Retained earnings	679,895	465,680	(12,090)	(o)	(465,680)	(h)	667,805
Accumulated other comprehensive income (loss)	1,017	22,401			(22,401)	(h)	1,017

Total shareholders' equity	2,373,013	2,896,718	(12,090)		(600,817)		4,656,824

Total liabilities and shareholders' equity	$15,921,092	$17,142,025	$(12,090)		$(571,375)		$32,479,652

SOUTH STATE CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share data)

	South State Corporation 12/31/2019 (as reported)	CenterState Bank Corporation 12/31/2019 (as reported)	National Commerce Corporation 3/31/2019 (Unaudited)(1)	National Commerce Corporation Pro Forma Adjustments(10)		CenterState Bank Corporation 12/31/2019 (Pro Forma)	Pro Forma Adjustments		Pro Forma 12/31/2019 Combined
Interest income:
Loans, including fees	$534,790	$618,125	$49,569	$3,528	(a)	$671,222	$8,446	(2)	$1,214,458
Investment securities:
Taxable	39,949	48,432	1,791			50,223	(2,380)	(3)	87,792
Tax-exempt	6,186	6,899	165			7,064	—		13,250
Federal funds sold and securities purchased under agreements to resell	9,902	11,876	842			12,718			22,620

Total interest income	590,827	685,332	52,367	3,528		741,227	6,067		1,338,121

Interest expense:
Deposits	65,920	83,099	7,513	(436)	(b)	90,176	(1,703)	(4)	154,393
Federal funds purchased and securities sold under agreements to repurchase	2,627	12,130	79			12,209			14,836
Other borrowings	18,005	4,375	689	(75)	(d)	4,989	—		22,994

Total interest expense	86,552	99,604	8,281	(511)		107,374	(1,703)		192,223

Net interest income	504,275	585,728	44,086	4,039		633,853	7,769		1,145,897
Provision for loan losses	12,777	10,585	34			10,619			23,396

Net interest income after provision for loan losses	491,498	575,143	44,052	4,039		623,234	7,769		1,122,501

Noninterest income:
Service charges on deposit accounts	51,931	30,168	1,151			31,319			83,250
Correspondent Banking capital markets revenue	—	64,898				64,898			64,898
Bankcard services income	23,504	18,399	1,096			19,495			42,999
Trust and investment services income	29,244	3,161	29			3,190			32,434
Mortgage banking income	17,564	29,553	1,929			31,482			49,046
Securities gains, net	2,711	25	(9)			16			2,727
Other	18,611	19,856	(301)			19,555			38,166

Total noninterest income	143,565	166,060	3,895	—		169,955	—		313,520

Noninterest expense:
Salaries and employee benefits	234,747	260,234	18,687			278,921			513,668
Net occupancy expense	31,158	28,350	2,801			31,151			62,309
OREO expense and loan related	3,242	4,899	14			4,913			8,155
Information services expense	35,477	19,605	1,738			21,343			56,820
Furniture and equipment expense	16,299	14,438	—			14,438			30,737
Pension plan termination expense	9,526	—	—			—			9,526
Bankcard expense	2,331	5,501	439			5,940			8,271
FDIC assessment and other regulatory charges	4,545	5,048	642			5,690			10,235
Advertising and marketing	4,309	7,540	76			7,616			11,925
Amortization of intangibles	13,084	16,030	1,363	1,496	(c)	18,889	15,729	(5)	47,702
Supplies, printing and postage expense	5,881	7,201				7,201			13,082
Professional fees	10,325	8,870	428			9,298	15,500	(6)	35,123
Merger and branch consolidation related expenses	4,552	39,257	25,773	(58,867)	(e)	6,163	—	(7)	10,715
Other	29,162	29,934	3,161			33,095	—		62,257

Total noninterest expense	404,638	446,907	55,122	(57,371)		444,658	31,229		880,525

SOUTH STATE CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share data) (Continued)

	South State Corporation 12/31/2019 (as reported)	CenterState Bank Corporation 12/31/2019 (as reported)	National Commerce Corporation 3/31/2019 (Unaudited)(1)	National Commerce Corporation Pro Forma Adjustments(10)		CenterState Bank Corporation 12/31/2019 (Pro Forma)	Pro Forma Adjustments		Pro Forma 12/31/2019 Combined
Earnings:
Income before provision for income taxes	230,425	294,296	(7,175)	61,410		348,531	(23,460)		555,496
Provision for income taxes	43,942	67,698	(2,239)	14,126	(f)	79,585	(5,161)	(8)	118,366

Net income	186,483	226,598	(4,936)	47,284		268,946	(18,299)		437,130

Earnings attributable to noncontrolling interest	—	1,202	466	—		1,668	—		1,668

Earnings allocated to participating securities		88				88			88

Net income attributable to SSB/CSFL	186,483	225,308	(5,402)	47,284		267,190	(18,299)		435,374

Earnings per common share:
Basic	$5.40	$1.88	$(0.26)			$2.08			$5.96

Diluted	5.36	1.87	(0.26)			2.07			5.92

Dividends per common share	$1.67	$0.44	$—			$0.44			$1.67

Weighted-average common shares outstanding:
Basic	34,561	119,747	20,800	(12,338)		128,209	(89,734)	(9)	73,037
Diluted	34,797	120,604	21,159	(12,550)		129,213	(90,436)	(9)	73,574

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of pro forma presentation

        The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma combined condensed statement of income for the year ended December 31, 2019 combines the historical consolidated statements of income of South State and CenterState, giving effect to the merger as if it had been completed on January 1, 2019. The accompanying unaudited pro forma combined condensed balance sheet as of December 31, 2019 combines the historical consolidated balance sheets of South State and CenterState, giving effect to the merger as if it had been completed on December 31, 2019.

        South State's and CenterState's historical financial statements were prepared in accordance with GAAP. As discussed in Note 3 and Note 4, certain reclassifications were made to align South State's and CenterState's financial statement presentation. South State has not identified all adjustments necessary to conform CenterState's accounting policies to South State's accounting policies. Upon completion of the merger, or as more information becomes available, the combined company will perform a more detailed review of CenterState's accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when combined, could have a material impact on the combined company's financial information.

        The accompanying unaudited pro forma combined condensed financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with South State considered to be the acquirer of CenterState. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma combined condensed balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of CenterState based upon management's preliminary estimate of their fair values as of December 31, 2019. South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CenterState assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma combined condensed financial statements are preliminary and subject to revision based on final determination of fair value.

        All dollar amounts presented within these Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are in thousands of dollars, except per share data, unless otherwise indicated.

Note 2: Preliminary purchase price allocation

        The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of CenterState Bank Corporation (in thousands, except per share data):

	Note	Amount
Shares of CenterState common stock outstanding	(i)	124,124,101
Price per share of South State common stock	(i)	$18.3031

Total pro forma purchase price from common stock		$2,271,856
Stock options converted to South State options		5,035
Performance based equity awards		13,477
Restricted stock awards		5,533

Total pro forma purchase price		$2,295,901

(i)
Under the terms of the merger agreement, holders of CenterState common stock have the right to receive a fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock. For purposes of the unaudited pro forma combined condensed balance sheet, the estimated merger consideration is based on the total number of shares of CenterState common stock issued and outstanding as of March 10, 2020 and the closing price per share of South State common stock of $60.99 on March 10, 2020.

        The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of CenterState based on their preliminary estimated fair values. As mentioned above in Note 1, South State has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the CenterState assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which South State believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma combined condensed financial statements.

        The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of CenterState using CenterState's audited consolidated balance sheet as of December 31, 2019:

Preliminary fair value of estimated total merger consideration	$2,295,901
Fair value of assets acquired:
Cash and cash equivalents	$490,058
Investment securities	2,100,563
Loans, net	12,109,637
Other real estate owned	27,600
Premises & equipment	328,869
Other intangible assets, CDI	189,572
Bank owned life insurance	330,155
Deferred tax asset, net	8,101
Other assets	455,832

Total assets	16,040,387
Fair value of liabilities assumed:
Deposits	13,151,334
Fed Funds purchased and securities sold under repurchase agreement	472,334
Other borrowings	82,343
Other liabilities	568,738

Total liabilities	14,274,749
Net assets acquired		1,765,638

Preliminary Pro Forma Goodwill		$530,263

Note 3: Adjustments to the unaudited pro forma combined condensed balance sheet

Purchase Accounting Adjustments:

(a)
Adjustment reflects the fair value adjustments based on South State's evaluation of the acquired loan portfolio and the reversal of CenterState's allowance for loan losses.

(b)
Adjustment reflects the fair value adjustments to OREO based on South State's evaluation of the acquired OREO portfolio.

(c)
Adjustment reflects the goodwill generated as a result of the consideration paid being greater than the net assets acquired.

(d)
Adjustment reflects the recording of the core deposit intangible of $189.6 million on the acquired core deposit accounts.

(e)
Adjustment reflects the recording of the deferred tax asset generated by the net fair value adjustments (at a rate equal to 22.0%).

(f)
Adjustment reflects the fair value adjustment on deposits.

(g)
Adjustment reflects the fair value adjustment of the securities portfolio.

(h)
Adjustment reflects the reversal of CenterState's December 31, 2019 retained earnings, common stock, surplus and AOCI.

(i)
Adjustment reflects the difference in par value of common stock from $0.01 at CenterState to $2.50 at South State and the exchange ratio of 0.3001.

(j)
Adjustment reflects the accrual for CenterState's direct transaction cost incurred at closing of $14.5 million, including, but not limited to, investment banker and legal fees.

Pro Forma/Reclassification Adjustments:

(k)
Adjustment reflects the payment of South State's direct transaction costs of $15.5 million, including, but not limited to, investment banker and legal fees.

(l)
Adjustment reflects the reclassification of bank owned property held for sale from other assets to OREO—CenterState-related.

(m)
Adjustment reflects the reclassification of derivatives from other assets to a separate line item—South State-related.

(n)
Adjustment reflects the reclassification of derivatives from other liabilities to a separate line item—South State-related.

(o)
Adjustment reflects the equity impact of South State's direct transaction costs of $15.5 million.

(p)
Adjustment reflects the deferred tax impact of the direct transaction costs paid by South State.

Note 4: Adjustments to the unaudited pro forma combined condensed statement of income

Pro Forma Adjustments:

(1)
On April 1, 2019, CenterState completed its acquisition of NCC. The pro forma adjustments for CenterState's acquisition of NCC in the unaudited pro forma combined condensed statement of income are necessary to adjust CenterState's historical results to assume that the transaction had been completed on January 1, 2019.

(2)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios less loan interest accretion previously recorded by CenterState.

(3)
Adjustment reflects amortization of premium on the fair value mark on held to maturity securities.

(4)
Adjustment reflects the amortization of CD premium based upon the scheduled maturities of the related deposits less amortization previously recorded by CenterState.

(5)
Adjustment reflects the annual amortization of intangibles using sum of years digits over ten (10) years for CDI less amoritziation recorded by CenterState.

(6)
Adjustment reflects South State's direct transaction costs.

(7)
South State expects to incur significant merger charges related to contract cancellations, severance, change in control and other merger related charges, however, these are not reflected in these pro forma income statements.

(8)
Adjustment reflects 22.0% tax rate on net pro forma adjustments.

(9)
Adjustment reflects exchange ratio of 0.3001 multiplied by the number of outstanding shares of CenterState common stock.

(10)	Pro Forma Adjusting Entries (Income Statements) (dollars are in thousands):	NCC
	(a) Preliminary estimate of loan interest accretion	$21,822
	(a) Remove existing loan accretion of fair value adjustment	(18,294)
	(b) Remove existing time deposit amortization of fair value adjustment	3,077
	(b) Time deposits amortization of fair value adjustment at acquisition date	(3,513)
	(c) Remove amortization of existing CDI	(4,489)
	(c) Amortization of new CDI	5,985
	(d) Remove amortization of existing amortization for other borrowings	225
	(d) Amortization of new fair value adjustment on other borrowings	(300)
	(e) Remove merger related fees	(58,867)
	(f) Income tax expense of pro-forma adjustments	14,126

Financial Accounting Standards Board issued Measurement of Credit Losses on Financial Instruments ("ASU No. 2016-13"):

        Beginning on January 1, 2020, both South State and CenterState adopted Current Expected Credit Loss ("CECL"), as required. The standard also requires enhanced disclosures. The CECL model is expected to result in earlier recognition of credit losses for loans, investment securities, and purchased financial assets with credit deterioration. South State currently estimates the Allowance for Credit Losses ("ACL") to increase by $35 million to $50 million, including the liability for unfunded commitments, and the decline in equity, net of tax to range between $33.5 million and $45.2 million. These adjustments also include certain reclassifications required by adoption of the standard.

        For CenterState, the ACL is expected to increase the allowance to loans ratio by 55 basis points to 70 basis points, which equates to a $65 million to $84 million increase in the ACL, as a result of the adoption of CECL. This increase includes the reclassification of the credit mark on Purchased Credit Deteriorated ("PCD") loans from loan discount to ACL. Excluding the reclassification of the credit mark on PCD loans, the increase to the allowance is estimated to be $48 million to $67 million. In addition, CenterState estimates a reserve for potential losses on unfunded commitments to be in the range of $5 million to $10 million, which will be recorded as a liability. Based on these ranges, the impact to retained earnings, net of deferred taxes, for the increase in ACL, reserve for the unfunded commitments and expected credit losses on debt securities is estimated to be in the range of $40 million to $58 million.

        Neither of the estimates above are included in the unaudited pro forma combined condensed balance sheet.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA

        The historical per share data for South State common stock and CenterState common stock below has been derived from the audited consolidated financial statements of each of South State and CenterState as of and for the year ended December 31, 2019, each of which is incorporated by reference herein.

        The unaudited pro forma combined per share data set forth below gives effect to the merger and CenterState's acquisition of NCC as if each had occurred on January 1, 2019, assuming that (x) each outstanding share of NCC common stock had been converted into shares of CenterState common stock based on the exchange ratio of 1.65 shares of CenterState common stock for each share of NCC common stock in CenterState's acquisition of NCC and (y) each outstanding share of CenterState common stock had been converted into shares of South State common stock based on the exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock in the merger. The unaudited pro forma combined per share data has been derived from the audited consolidated financial statements for each of South State and CenterState as of and for the year ended December 31, 2019.

        The unaudited pro forma combined per share data has been derived assuming that the merger is accounted for using the acquisition method of accounting. See the section entitled "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page 37 for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of the combined company at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

        The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during the period presented or to project the future results of operations that the combined company may achieve after the merger.

        The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of a holder of CenterState common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.3001.

        You should read the information below in conjunction with the selected consolidated historical financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of South State and CenterState and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See the sections entitled "Selected Consolidated Historical Financial Data of South State", "Selected Consolidated Historical Financial Data of CenterState" and "Where You Can Find More Information" beginning on pages 29, 34 and 193, respectively. The unaudited pro forma combined per share data and the unaudited pro forma combined per share equivalent data has been derived from, and should be read in conjunction with, the unaudited pro forma combined condensed consolidated financial information and related notes included in this joint proxy statement/prospectus. See the section entitled "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page 37, which is based on and should be read in conjunction with (i) the historical audited consolidated financial statements of South State and the related notes included in South State's Annual Report on Form 10-K for the year ended December 31, 2019, and the financial statements in any Current Report on Form 8-K of South State that was filed with the SEC after such Annual Report on Form 10-K, and (ii) the historical audited consolidated financial statements of CenterState and the related notes included in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019, and the financial statements in any Current Report on Form 8-K of CenterState that was filed with the SEC after such Annual Report on Form 10-K, each of which is incorporated by reference herein.

	South State Historical	CenterState Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of CenterState(a)
	(Unaudited)
Comparative Per Share Data
Book value per share
As of December 31, 2019	$70.32	$23.14	$65.30	$19.60
Cash dividends paid
For the year ended December 31, 2019	$1.67	$0.44	$1.67	$0.50
Basic earnings
For the year ended December 31, 2019	$5.40	$1.88	$5.96	$1.79
Diluted earnings
For the year ended December 31, 2019	$5.36	$1.87	$5.92	$1.78

(a)
The equivalent pro forma per share amounts of CenterState were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.3001 shares of South State common stock for each share of CenterState common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which South State and CenterState operate and beliefs of and assumptions made by South State management and CenterState management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of South State, CenterState or the combined company.

        Words such as "aim," "anticipate," "estimate," "expect," "goal," "guidance," "intend," "is anticipated," "is estimated," "is expected," "is intended," "objective," "plan," "projected," "projection," "will affect," "will be," "will continue," "will decrease," "will grow," "will impact," "will increase," "will incur," "will reduce," "will remain," "will result," "would be," variations of such words or phrases (including where the word "could," "may" or "would" is used rather than the word "will" in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future—including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of South State or CenterState or their management or board of directors, including those relating to products or services; and statements of future economic performance—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

        In addition to the factors relating to the merger discussed under the caption "Risk Factors" beginning on page 51 and the factors previously disclosed in South State's and CenterState's reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements or historical performance: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized, (2) disruption to the parties' businesses as a result of the announcement and pendency of the merger, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party's businesses into the other's businesses, (5) the failure to obtain the necessary approvals by the shareholders of South State or CenterState, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability by each of South State and CenterState to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) the dilution caused by

South State's issuance of additional shares of its common stock in the merger, (12) a material adverse change in the financial condition of South State or CenterState, (13) general competitive, economic, political and market conditions, (14) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks, including the recent outbreak of a novel strain of coronavirus, a respiratory illness, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and (15) other factors that may affect future results of CenterState and South State including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

        For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, South State and CenterState claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, we caution you not to place reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither South State nor CenterState undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

        For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that South State and CenterState have filed with the SEC as described under "Where You Can Find More Information" beginning on page 193.

        We expressly qualify in their entirety all forward-looking statements attributable to either of us or any person acting on our behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

        An investment by CenterState's shareholders in South State common stock as a result of the exchange of shares of South State common stock for shares of CenterState common stock in the merger involves certain risks. Similarly, a decision on the part of South State shareholders to approve the merger agreement also involves risks for South State shareholders, who will continue to hold their shares of South State common stock after the merger. Certain material risks and uncertainties connected with the merger agreement, including the merger and bank merger, and ownership of South State common stock are discussed below. In addition, South State and CenterState discuss certain other material risks connected with the ownership of South State common stock and with South State's business, and with the ownership of CenterState common stock and CenterState's business, respectively, under the caption "Risk Factors" appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.

        Holders of CenterState common stock and holders of South State common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the CenterState special meeting or the South State special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of South State common stock that you, as an existing South State shareholder, currently hold or that you, as an existing CenterState shareholder, will hold upon the completion of the merger, and could result in a significant decline in the value of South State common stock and cause the current holders of South State common stock and/or the holders of CenterState common stock to lose all or part of their respective investments.

Because the market price of South State common stock may fluctuate, holders of CenterState common stock cannot be certain of the market value of the merger consideration they will receive.

        In the merger, each share of CenterState common stock issued and outstanding immediately prior to the effective time (other than certain shares held by South State or CenterState) will be converted into 0.3001 shares of South State common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either South State common stock or CenterState common stock. Changes in the price of South State common stock prior to the merger will affect the value that holders of CenterState common stock will receive in the merger. Neither South State nor CenterState is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of South State common stock or CenterState common stock.

        Stock price changes may result from a variety of factors, including general market and economic conditions, changes in U.S. monetary policy and its effect on global financial markets and on interest rates, changes in South State's or CenterState's businesses, operations and prospects, the recent outbreak of a novel strain of coronavirus, COVID-19, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on South State or CenterState and its customers and other constituencies, and regulatory considerations, many of which factors are beyond South State's or CenterState's control. Therefore, at the time of the South State special meeting and the CenterState special meeting, holders of South State common stock and holders of CenterState common stock will not know the market value of the consideration to be received by holders of CenterState common stock at the effective time. You should obtain current market quotations for shares of South State common stock and for shares of CenterState common stock.

The market price of South State common stock after the merger may be affected by factors different from those affecting the shares of South State common stock or CenterState common stock currently.

        In the merger, holders of CenterState common stock will become holders of South State common stock. South State's business differs from that of CenterState. Accordingly, the results of operations of the combined company and the market price of South State common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of South State and CenterState. For a discussion of the businesses of South State and CenterState and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under "Where You Can Find More Information" beginning on page 193.

South State and CenterState are expected to incur significant costs related to the merger and integration.

        South State and CenterState have incurred and expect to incur certain non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, printing costs and other related costs. Some of these costs are payable by either South State or CenterState regardless of whether or not the merger is completed.

        The combined company is expected to incur substantial costs in connection with the integration of South State and CenterState. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While South State and CenterState have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

Combining South State and CenterState may be more difficult, costly or time consuming than expected and South State and CenterState may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of South State and CenterState. To realize the anticipated benefits and cost savings from the merger, South State and CenterState must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized. If South State and CenterState are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the merger could be less than anticipated, and integration may result in additional unforeseen expenses.

        South State and CenterState have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of South State and CenterState during this transition period and for an undetermined period after completion of the merger on the combined company.

As companies operating in the financial services industry, the businesses and operations of each of South State, CenterState and the combined company following the completion of the merger may be adversely affected in numerous and complex ways, including as a result of adverse economic conditions, natural and human disasters or other international or domestic calamities, including the global coronavirus pandemic.

        Each of South State's and CenterState's businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. Uncertainty about federal fiscal monetary and related policies, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the control of South State, CenterState and the combined company.

        In addition, adverse economic, social and political conditions in the United States and in foreign countries, including adverse conditions resulting from natural disasters, acts of terrorism, outbreaks of hostilities or other domestic or international calamities, epidemics and pandemics, and other matters beyond the control of South State, CenterState and the combined company, and the government policy responses to such conditions, could have an adverse effect on the businesses, financial condition, results of operations, prospects and trading prices of each of South State and CenterState during the time the merger is pending and the combined company following the completion of the merger.

        For example, the recent global coronavirus outbreak could harm the business, financial condition and results of operations of each of South State and CenterState during the time the merger is pending and the combined company following the completion of the merger. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The coronavirus has since spread rapidly to other countries, including the United States, and the World Health Organization formally declared the coronavirus outbreak a pandemic in March 2020. Global health concerns relating to the coronavirus pandemic have been weighing on the macroeconomic environment, leading to lower interest rates, depressed equity market valuations, heightened financial market volatility and significant disruption in banking and other financial activity in the areas in which South State and CenterState operate and in a broad range of industries in which the customers of South State and CenterState operate. The financial performance of each of South State and CenterState generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that each company offers and whose success it relies on to drive growth, is highly dependent upon the business environment in the primary markets in which it operates and in the United States as a whole. Unfavorable market conditions and uncertainty due to the coronavirus pandemic may result in a deterioration in the credit quality of borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values of the collateral securing loans and an overall material adverse effect on the quality of the loan portfolio of each of South State, CenterState and the combined company following the completion of the merger. In addition, following the coronavirus outbreak in December 2019 and January 2020, market interest rates have declined significantly. On March 3, 2020, the Federal Open Market Committee ("FOMC") reduced the target federal funds rate by 50 basis points to 1.00% to 1.25%. Subsequently on March 16, 2020, the FOMC further reduced the target federal funds rate by an additional 100 basis points to 0.00% to 0.25%. These reductions in interest rates, and continued fluctuations in the interest rate environment as a result of changes in monetary policies of the Federal Reserve Board, including in connection with efforts to address the economic fallout from the coronavirus outbreak, could have significant adverse effects on the earnings, financial condition and results of operations of South State and CenterState during the time the merger is pending and the combined company following the completion of the merger.

        The extent to which the coronavirus impacts the businesses of South State and CenterState will depend on future developments in the United States and around the world, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain and treat it, among others. There can be no assurance that efforts by each of South State and CenterState during the time the merger is pending and the combined company following the completion of the merger to address the adverse impacts of the coronavirus will be effective. If South State or CenterState is unable to recover from a business disruption on a timely basis, the combined company's business, financial condition and results of operations may be adversely affected. The coronavirus outbreak could also delay, increase the costs of, or otherwise adversely affect, the integration of the businesses of the two companies following the completion of the merger and make it more difficult for the combined company to realize anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated or at all.

        All of these factors could be detrimental to South State's, CenterState's and the combined company's businesses, and the interplay between these factors can be complex and unpredictable.

The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.

        Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either South State's or CenterState's business. The combined company's future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The combined company may be unable to retain South State or CenterState personnel successfully after the merger is completed.

        The success of the merger will depend in part on the combined company's ability to retain the talents and dedication of key employees currently employed by South State and CenterState. It is possible that these employees may decide not to remain with South State or CenterState, as applicable, while the merger is pending or with the combined company after the merger is consummated. If South State and CenterState are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, South State and CenterState could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, if key employees terminate their employment, the combined company's business activities may be adversely affected and management's attention may be diverted from successfully integrating South State and CenterState to hiring suitable replacements, all of which may cause the combined company's business to suffer. In addition, South State and CenterState may not be able to locate or retain suitable replacements for any key employees who leave either company. For more information, see the section entitled "—Governance of the Combined Company After the Merger" beginning on page 138.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

        Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the OCC and other authorities in the United States. In determining whether to grant these approvals, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under "The Merger—Regulatory Approvals" beginning on page 141. These approvals could be delayed or not obtained at all, including due to: an adverse development in either party's regulatory standing, or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment.

        The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company's business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

        Despite the parties' commitments to use their reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, under the terms of the merger agreement, neither South State nor CenterState is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to South State and its subsidiaries, taken as a whole). See the section entitled "The Merger—Regulatory Approvals" beginning on page 141.

The unaudited pro forma combined condensed financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the merger may differ materially.

        The unaudited pro forma combined condensed financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company's actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to record the CenterState identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this joint proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of CenterState as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" beginning on page 37.

Certain of South State's and CenterState's directors and executive officers may have interests in the merger that may differ from the interests of holders of South State common stock and holders of CenterState common stock.

        Holders of South State common stock and holders of CenterState common stock should be aware that some of South State's and CenterState's directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of holders of South

State common stock and holders of CenterState common stock generally. These interests and arrangements may create potential conflicts of interest. The South State and CenterState boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that South State shareholders vote to approve the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal, and CenterState shareholders vote to approve the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal, as applicable. For a more complete description of these interests, please see the section entitled "The Merger—Interests of South State's Directors and Executive Officers in the Merger" beginning on page 122 and "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger" beginning on page 130.

Termination of the merger agreement could negatively affect South State or CenterState.

        If the merger agreement is not completed for any reason, including as a result of South State shareholders failing to approve the South State merger proposal or the South State authorized share count proposal or CenterState shareholders failing to approve the CenterState merger proposal, there may be various adverse consequences and South State and/or CenterState may experience negative reactions from the financial markets and from their respective customers and employees. For example, South State's or CenterState's businesses may have been affected adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of South State common stock or CenterState common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, either South State or CenterState may be required to pay a termination fee of $120 million to the other party.

        Additionally, each of South State and CenterState has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, South State and CenterState would have to pay these expenses without realizing the expected benefits of the merger.

South State and CenterState will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on South State and CenterState. These uncertainties may impair South State's or CenterState's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with South State or CenterState to seek to change existing business relationships with South State or CenterState. In addition, subject to certain exceptions, South State and CenterState have agreed to operate their respective businesses in the ordinary course consistent with past practice in all material respects prior to closing, which could cause South State or CenterState to be unable to pursue other beneficial opportunities that may arise prior to the completion of the merger. See the section entitled "The Merger Agreement—Covenants and Agreements" beginning on page 152 for a description of the restrictive covenants applicable to South State and CenterState.

The shares of South State common stock to be received by holders of CenterState common stock as a result of the merger will have different rights from the shares of CenterState common stock.

        In the merger, holders of CenterState common stock will become holders of South State common stock and their rights as shareholders will be governed by South Carolina law and the governing documents of the combined company. The rights associated with South State common stock are different from the rights associated with CenterState common stock. See the section entitled "Comparison of Shareholders' Rights" beginning on page 172 for a discussion of the rights associated with South State common stock.

Holders of South State common stock and CenterState common stock will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over management.

        Holders of South State common stock and CenterState common stock currently have the right to vote in the election of the board of directors and on other matters affecting South State and CenterState, respectively. When the merger is completed, each holder of CenterState common stock who receives shares of South State common stock will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder's percentage ownership of CenterState. Based on the number of shares of South State and CenterState common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of South State common stock expected to be issued in the merger, the former holders of CenterState common stock, as a group, are estimated to own approximately fifty-three percent (53%) of the fully diluted shares of the combined company immediately after the merger and current holders of South State common stock as a group are estimated to own approximately forty-seven percent (47%) of the fully diluted shares of the combined company immediately after the merger. Because of this, holders of CenterState common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of CenterState, and holders of South State common stock may have less influence on the management and policies of the combined company than they now have on the management and policies of South State.

Issuance of shares of South State common stock in connection with the merger may adversely affect the market price of South State common stock.

        In connection with the payment of the merger consideration, based on the current number of shares of CenterState common stock outstanding, South State expects to issue approximately 37.3 million shares of South State common stock to CenterState shareholders. The issuance of these new shares of South State common stock may result in fluctuations in the market price of South State common stock, including a stock price decrease.

Holders of South State common stock and holders of CenterState common stock will not have appraisal rights or dissenters' rights in the merger.

        Appraisal rights (also known as dissenters' rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

        Under Section 33-13-102(b) of the SCBCA, the holders of South State common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the South State special meeting, South State's shares are listed on a national securities exchange. South State common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the South State special meeting. If the merger is completed, holders of South State common stock will not receive any consideration, and their shares of South State common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NASDAQ at the effective time of the merger.

Accordingly, holders of South State common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

        Under Section 607.1302 of the FBCA, the holders of CenterState common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the CenterState special meeting, CenterState's shares are listed on a national securities exchange. CenterState common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the CenterState special meeting. In addition, the holders of CenterState common stock will receive shares of South State common stock as consideration in the merger, which shares are currently listed on the NASDAQ, and are expected to continue to be so listed at the effective time. Accordingly, the holders of CenterState common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

Litigation relating to the merger has been filed against CenterState, South State and the CenterState board of directors, and additional litigation may be filed against CenterState and the CenterState board of directors and/or South State and the South State board of directors in the future, which could prevent or delay the completion of the merger or result in the payment of damages.

        In connection with the merger, litigation relating to the merger has been filed against CenterState, South State and the CenterState board of directors, and it is possible that additional litigation by shareholders of CenterState and/or South State may be filed against CenterState and the CenterState board of directors and/or South State and the South State board of directors in the future. Among other remedies, these shareholders could seek damages and/or to enjoin the merger or the other transactions contemplated by the merger agreement. The outcome of any litigation is uncertain and any such lawsuits could prevent or delay the completion of the merger and result in substantial costs to CenterState, South State and the combined company. Any such actions may create uncertainty relating to the merger and may be costly and distracting to management. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company's business, financial condition and results of operations. For more information, see "The Merger—Litigation Related to the Merger."

The merger agreement limits South State's and CenterState's respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire South State or CenterState.

        The merger agreement contains "no shop" covenants that restrict each of South State's and CenterState's ability to, directly or indirectly, initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, engage or participate in any negotiations with any person concerning any acquisition proposal, provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, subject to certain exceptions, or, unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement in connection with or relating to any acquisition proposal.

        The merger agreement further provides that, during the twelve (12)-month period following the termination of the merger agreement under specified circumstances, including the entry into a definitive agreement or consummation of a transaction with respect to an alternative acquisition proposal, South State or CenterState may be required to pay to the other party a cash termination fee equal to $120 million. See the section entitled "The Merger Agreement—Termination Fee" beginning on page 163.

        These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of South State or CenterState from considering or proposing that acquisition.

The merger will not be completed unless important conditions are satisfied or waived, including approval by CenterState shareholders and South State shareholders.

        Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger and the bank merger. If the conditions are not satisfied or, subject to applicable law, waived, the merger and the bank merger will not occur or will be delayed and each of CenterState and South State may lose some or all of the intended benefits of the merger. The following conditions must be satisfied or waived, if permissible, before CenterState and South State are obligated to complete the merger:

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  approval of the merger agreement and the South State articles amendment by the shareholders of South State by the requisite South State vote and approval of the merger agreement by the shareholders of CenterState by the requisite CenterState vote;

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  the authorization for listing on the NASDAQ, subject to official notice of issuance, of the shares of South State common stock that will be issued pursuant to the merger agreement;

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  all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

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  the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

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  no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or the other transactions contemplated by the merger agreement illegal;

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  the accuracy of the representations and warranties of South State and CenterState in the merger agreement, subject to materiality standards provided in the merger agreement (and the receipt of officers' certificates to such effect);

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  performance in all material respects by each of South State and CenterState of their respective obligations, covenants and agreements under the merger agreement (and the receipt of officers' certificates to such effect); and

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  receipt by each of South State and CenterState of an opinion from counsel as to certain tax matters.

Neither of the opinions regarding the fairness, from a financial point of view, of the exchange ratio in the merger delivered to the CenterState board of directors and the South State board of directors prior to the signing of the merger agreement reflects any changes in circumstances since the date on which such opinions were delivered.

        The opinions rendered by KBW, financial advisor to CenterState, to the CenterState board of directors on January 25, 2020, and by Piper Sandler, financial advisor to South State, to the South State board of directors on January 24, 2020, were based upon information available to such financial advisors as of the date of each respective opinion. Neither opinion reflects any changes that may occur or may have occurred after the date on which each opinion was delivered, including changes to the operations and prospects of CenterState or South State, changes in general market and economic conditions, or other changes which may be beyond the control of CenterState and South State, including the recent coronavirus pandemic that has caused significant volatility in financial markets generally, widespread business disruption in the United States and internationally and other risks and uncertainties. Any such changes may alter the relative value of CenterState or South State or the prices of shares of CenterState common stock or South State common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of each respective opinion. For a description of the opinion that the CenterState board of directors received from CenterState's financial advisor, please see "The Merger—Opinion of CenterState's Financial Advisor" beginning on page 90. For a description of the opinion that the South State board of directors received from South State's financial advisor, please see "The Merger—Opinion of South State's Financial Advisor" beginning on page 107.

South State and CenterState are or may become involved from time to time in suits, legal proceedings, information-gathering requests, investigations, and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

        Many aspects of the banking business involve a substantial risk of legal liability. South State, CenterState, South State Bank and CenterState Bank have been named or threatened to be named as defendants in various lawsuits arising from their business activities (and in some cases from the activities of companies that they have acquired). In addition, from time to time, South State or CenterState are, or may become, the subject of self-regulatory agency information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, the SEC and law enforcement authorities. For example, CenterState is subject to an ongoing SEC investigation that CenterState believes primarily relates to its EPS calculations. CenterState has been fully cooperating with the SEC in this investigation. The SEC investigation could lead to the institution of civil or administrative proceedings against CenterState as well as against individuals associated with CenterState. Any such proceedings might result in the imposition of monetary fines or other sanctions against the named parties. Resulting sanctions could include remedial measures that might prove costly or disruptive to CenterState's business. In addition to the risk of fines, sanctions, or monetary judgments, the SEC investigation may cause CenterState to incur significant attorneys' fees. CenterState believes that its financial statements filed with the SEC in Forms 10-K and 10-Q present fairly, in all material respects, its financial condition, results of operations and cash flows as of or for the periods ending on their respective dates.

Risks Relating to South State's Business

        You should read and consider risk factors specific to South State's business that will also affect the combined company after the merger. These risks are described in the sections entitled "Risk Factors" in South State's Annual Report on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information" beginning on page 193 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to CenterState's Business

        You should read and consider risk factors specific to CenterState's business that will also affect the combined company after the merger. These risks are described in the sections entitled "Risk Factors" in CenterState's Annual Report on Form 10-K for the year ended December 31, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information" beginning on page 193 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE SOUTH STATE SPECIAL MEETING

        This section contains information for holders of South State common stock about the special meeting that South State has called to allow holders of South State common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of South State common stock and a form of proxy card that the South State board of directors is soliciting for use by the holders of South State common stock at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

        The South State special meeting will be held on May 21, 2020 at 520 Gervais Street, Columbia, SC 29201, Second Floor—Orangeburg Conference Room, at 2:00 p.m., local time.

        We are monitoring the emerging public health impact of coronavirus (COVID-19). The health and safety of our shareholders, directors, officers, employees and other constituents are of paramount concern to the South State board of directors and management. We currently plan to hold the South State special meeting as presented in this joint proxy statement/prospectus. However, if public health developments warrant, we may need to change the date, time or location of the South State special meeting, add a virtual component to the South State special meeting or, if permitted by applicable law, hold the South State special meeting solely by means of remote location and not in a physical location. Any such changes will be publicly announced as promptly as practicable before the meeting by press release and posting on our website, as well as through an SEC filing.

Matters to Be Considered

        At the South State special meeting, holders of South State common stock will be asked to consider and vote on the following proposals:

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  the South State merger proposal;

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  the South State authorized share count proposal;

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  the South State compensation proposal; and

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  the South State adjournment proposal.

Recommendation of the South State Board of Directors

        The South State board of directors unanimously recommends that you vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal, "FOR" the South State compensation proposal and "FOR" the South State adjournment proposal. See "The Merger—South State's Reasons for the Merger; Recommendation of the South State Board of Directors" beginning on page 104 for a more detailed discussion of the South State board of directors' recommendation.

Record Date and Quorum

        The South State board of directors has fixed the close of business on April 14, 2020 as the record date for determination of holders of South State common stock entitled to notice of and to vote at the South State special meeting. On the record date for the South State special meeting, there were 33,464,420 shares of South State common stock outstanding.

        Holders of a majority of the outstanding shares of South State common stock entitled to vote at the South State special meeting must be present, either in person or by proxy, to constitute a quorum for the transaction of business at the South State special meeting. If you fail to submit a proxy or to vote in person at the South State special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of South State common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

        After a share of South State common stock is represented at the South State special meeting, it will be counted for the purpose of determining a quorum not only at the South State special meeting but also at any adjournment or postponement of the South State special meeting. In the event that a quorum is not present at the South State special meeting, it is expected that the South State special meeting will be adjourned or postponed.

        At the South State special meeting, each share of South State common stock is entitled to one (1) vote on all matters properly submitted to holders of South State common stock.

        As of the record date, South State directors and executive officers and their affiliates owned and were entitled to vote approximately 575,850 shares of South State common stock, representing approximately 1.72% of the outstanding shares of South State common stock. We currently expect that South State's directors and executive officers will vote their shares in favor of the South State merger proposal and the other proposals to be considered at the South State special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

        A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a "non-routine" matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the South State special meeting will be "non-routine" matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the South State special meeting. If your bank, broker, trustee or other nominee holds your shares of South State common stock in "street name," such entity will vote your shares of South State common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

  South State merger proposal:

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  Vote required:  Approval of the South State merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement by the holders of South State common stock.

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  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State merger proposal, it will have the same effect as a vote "AGAINST" the South State merger proposal.

  South State authorized share count proposal:

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  Vote required:  Approval of the South State authorized share count proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the South State articles amendment by the holders of South State common stock.

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  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State authorized share count proposal, it will have the same effect as a vote "AGAINST" the South State authorized share count proposal.

  South State compensation proposal:

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  Vote required:  Approval of the South State compensation proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting.

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  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State compensation proposal, it will have no effect on the South State compensation proposal.

  South State adjournment proposal:

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  Vote required:  Approval of the South State adjournment proposal requires the votes cast by shareholders of South State in favor of the proposal to exceed the votes cast by shareholders of South State against the proposal at the South State special meeting.

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  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the South State special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the South State adjournment proposal, it will have no effect on the South State adjournment proposal.

Attending the Special Meeting

        Your proxy card is your admission ticket. When you arrive at the South State special meeting, you will be asked to present photo identification, such as a driver's license. If you are a beneficial owner of South State common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your South State common stock held in nominee name in person, you must get a "legal proxy" in your name from the bank, broker, trustee or other nominee that holds your shares. South State reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the South State special meeting is prohibited without South State's express written consent.

        Pursuant to South State's bylaws, the presiding officer of the South State special meeting has the power to determine all questions of order or procedure relating to the South State special meeting. South State is actively monitoring the emerging public health impact of coronavirus (COVID-19) and may make adjustments to the procedures for the South State special meeting to ensure the safety of its shareholders, directors, officers and employees, including with respect to admission procedures.

Proxies

        A holder of South State common stock may vote by proxy or in person at the South State special meeting. If you hold your shares of South State common stock in your name as a holder of record, to submit a proxy, you, as a holder of South State common stock, may use one of the following methods:

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  By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

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  Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

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  By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

        If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the South State special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the South State special meeting.

        South State requests that holders of South State common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to South State as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of South State common stock represented by it will be voted at the South State special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal, "FOR" the South State compensation proposal and "FOR" the South State adjournment proposal.

        If a holder's shares are held in "street name" by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

        Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the South State special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

        If your shares are held in "street name" through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

        You may not vote shares held in a brokerage or other account in "street name" by returning a proxy card directly to South State or by voting in person at the South State special meeting unless you provide a signed "legal proxy" giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the South State special meeting, please bring that signed legal proxy along proof of identification.

        Further, banks, brokers, trustees or other nominees who hold shares of South State common stock on behalf of their customers may not give a proxy to South State to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the South State special meeting, including the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal.

Revocability of Proxies

        If you are a holder of South State common stock of record, you may revoke your proxy at any time before it is voted by:

  •
  submitting a written notice of revocation to South State's corporate secretary;

  •
  granting a subsequently dated proxy;

  •
  voting by telephone or the Internet at a later time, before 11:59 p.m., Eastern Time, on the day before the South State special meeting; or

  •
  attending in person and voting at the South State special meeting.

        If you hold your shares of South State common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.

        Attendance at the South State special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by South State after the vote will not affect the vote. South State's corporate secretary's mailing address is: South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, Attention: Corporate Secretary. If the South State special meeting is postponed or adjourned, it will not affect the ability of holders of South State common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

        As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of South State common stock residing at the same address, unless such holders of South State common stock have notified South State of their desire to receive multiple copies of the joint proxy statement/prospectus.

        If you hold shares of both South State common stock and CenterState common stock, you will receive two (2) separate packages of proxy materials.

        South State will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of South State common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to James C. Mabry IV, South State's Executive Vice President, Investor Relations and Mergers & Acquisitions, at (800) 277-2175, or South State's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor New York, NY 10022, (877) 750-9497 (toll-free for South State shareholders) or (212) 750-5833 (collect for banks and brokers).

Participants in the South State Bank 401(k) Retirement Savings Plan

        If you hold South State common stock through the South State Bank 401(k) Retirement Savings Plan, you will receive information and separate instructions about how to vote. Under the terms of the South State Bank 401(k) Retirement Savings Plan, all shares held by the plan are voted by the trustee, but each participant may direct the trustee on how to vote the shares of South State common stock allocated to his or her account. Shares for which no timely voting instructions are received will be voted by the trustee on each proposal in the same proportion as shares for which it has received timely voting instructions.

Solicitation of Proxies

        South State and CenterState will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies,

South State has retained Innisfree M&A Incorporated, for a fee of $25,000 plus reimbursement of out-of-pocket expenses for their services. South State and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of South State common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of South State. No additional compensation will be paid to South State's directors, officers or employees for solicitation.

Other Matters to Come Before the South State Special Meeting

        South State management knows of no other business to be presented at the South State special meeting, but if any other matters are properly presented to the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote on them in accordance with the board of directors' recommendations.

Assistance

        If you need assistance in completing your proxy card, have questions regarding South State's special meeting or would like additional copies of this joint proxy statement/prospectus, please contact James C. Mabry IV, South State's Executive Vice President, Investor Relations and Mergers & Acquisitions, at (800) 277-2175, or South State's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor New York, NY 10022, (877) 750-9497 (toll-free for South State shareholders) or (212) 750-5833 (collect for banks and brokers).

 SOUTH STATE PROPOSALS

Proposal 1: South State Merger Proposal

        South State is asking holders of South State common stock to approve the merger agreement and the transactions contemplated thereby, including the merger and the issuance of South State stock pursuant to the merger agreement. Holders of South State common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        After careful consideration, the South State board of directors, by a unanimous vote of all directors, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of South State and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See "The Merger—South State's Reasons for the Merger; Recommendation of the South State Board of Directors" beginning on page 104 for a more detailed discussion of the South State board of directors' recommendation.

        The South State board of directors unanimously recommends a vote "FOR" the South State merger proposal.

 Proposal 2: South State Authorized Share Count Proposal

        In connection with the merger, South State is asking its shareholders to approve an amendment to South State's articles of incorporation to increase the number of authorized shares of South State common stock from eighty million (80,000,000) to one hundred sixty million (160,000,000), effective as of, and subject to, the completion of the merger. A copy of the South State articles amendment to effect the authorized share count increase is attached to this joint proxy statement/prospectus as Annex B. Holders of South State common stock should read the South State articles amendment in its entirety.

        As of the close of business on the record date for the South State special meeting, there were 33,464,420 outstanding shares of South State common stock and 1,403,576 shares of South State common stock reserved for issuance to directors and employees under various compensation and benefits plans, with the remaining 45,132,004 shares being authorized, unissued and unreserved shares available for other corporate purposes. In connection with the merger, based on the current number of shares of CenterState common stock outstanding, South State expects to issue approximately 37.3 million shares of South State common stock to holders of CenterState common stock.

        Based on current estimates, after giving effect to the South State articles amendment, South State will have approximately 89.3 million authorized but unissued shares of South State common stock available for issuance after completion of the merger. The South State board of directors considers the proposed increase in the number of authorized shares desirable because it will enable South State to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with stock plans and to pursue other corporate purposes that may be identified by the board of directors of the combined company in the future.

        Each share of South State common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of South State common stock currently outstanding. The newly authorized shares of South State common stock will not affect the rights, such as voting and liquidation rights, of the shares of South State common stock currently outstanding. Under the South State articles of incorporation, shareholders of South State do not have preemptive rights. Therefore, should the South State board of directors elect to issue additional shares of South State common stock, other than on a pro rata basis to all current common shareholders, existing common shareholders of South State would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current shareholders of South State, depending on the particular circumstances in which the additional shares of South State common stock are issued. Please see the section entitled "Description of South State Capital Stock" beginning on page 169 for a description of South State capital stock and the rights of shareholders of South State. The South State board of directors continually considers South State's capital structure and will determine the terms and timing of any future issuance.

        The South State articles amendment will become effective as of and subject to the effective time, subject to approval by the holders of South State common stock of the South State authorized share count proposal at the South State special meeting.

        The foregoing description of the South State articles amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the South State articles amendment, which is attached as Annex B to this joint proxy statement/prospectus.

        The South State board of directors unanimously recommends a vote "FOR" the South State authorized share count proposal.

 Proposal 3: South State Compensation Proposal

        Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, South State is seeking a non-binding, advisory shareholder approval of the compensation of South State's named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled "The Merger—Interests of South State's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to South State's Named Executive Officers" beginning on page 127. The proposal gives holders of South State common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to South State's named executive officers.

        The South State board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking holders of South State common stock to vote "FOR" the adoption of the following resolution, on a non-binding advisory basis:

    "RESOLVED, that the compensation that will or may be paid or become payable to the South State named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in "The Merger—Interests of South State's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to South State's Named Executive Officers" are hereby APPROVED."

        The vote on the advisory compensation proposal is a vote separate and apart from the votes on the South State merger proposal, the South State authorized share count proposal and the South State adjournment proposal. Accordingly, if you are a holder of South State common stock, you may vote to approve the South State merger proposal, the South State authorized share count proposal and/or the South State adjournment proposal and vote not to approve the South State compensation proposal, and vice versa. The approval of the South State compensation proposal by holders of South State common stock is not a condition to the completion of the merger. Because the vote on the South State compensation proposal is advisory only, it will not be binding on South State or CenterState. Accordingly, because South State is contractually obligated to make these payments if the merger is completed, the merger-related compensation will be paid to South State's named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of South State common stock fail to approve the advisory vote regarding merger-related compensation.

        The South State board of directors unanimously recommends a vote "FOR" the advisory South State compensation proposal.

 Proposal 4: South State Adjournment Proposal

        The South State special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the South State special meeting to approve the South State merger proposal or the South State authorized share count proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of South State common stock.

        If, at the South State special meeting, the number of shares of South State common stock present or represented and voting in favor of the South State merger proposal or the South State authorized share count proposal is insufficient to approve the South State merger proposal or the South State authorized share count proposal, as applicable, South State intends to move to adjourn or postpone the South State special meeting in order to enable the South State board of directors to solicit additional proxies for approval of the South State merger proposal or the South State authorized share count proposal, as applicable. In that event, South State will ask holders of South State common stock to vote on the South State adjournment proposal, but not the South State merger proposal, the South State authorized share count proposal or the South State compensation proposal.

        In this proposal, South State is asking holders of South State common stock to authorize the holder of any proxy solicited by the South State board of directors on a discretionary basis to vote in favor of adjourning the South State special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of South State common stock who have previously voted. Pursuant to the South State bylaws, the South State special meeting may be adjourned without new notice being given, so long as the new date, time and place of the reconvened special meeting are announced at the South State special meeting and the adjournment is for a period of less than thirty (30) days.

        The approval of the South State adjournment proposal by holders of South State common stock is not a condition to the completion of the merger.

        The South State board of directors unanimously recommends a vote "FOR" the South State adjournment proposal.

 THE CENTERSTATE SPECIAL MEETING

        This section contains information for holders of CenterState common stock about the special meeting that CenterState has called to allow holders of CenterState common stock to consider and vote on the merger agreement and other related matters. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of CenterState common stock and a form of proxy card that the CenterState board of directors is soliciting for use by the holders of CenterState common stock at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

        The CenterState special meeting will be held on May 21, 2020 at CenterState's Posner Park Office, 3rd Floor, 42725 US Hwy 27, Davenport, FL 33837, at 10:00 a.m., local time.

        We are monitoring the emerging public health impact of coronavirus (COVID-19). The health and safety of our shareholders, directors, officers, employees and other constituents are of paramount concern to the CenterState board of directors and management. We currently plan to hold the CenterState special meeting as presented in this joint proxy statement/prospectus. However, if public health developments warrant, we may need to change the date, time or location of the CenterState special meeting, add a virtual component to the CenterState special meeting or, if permitted by applicable law, hold the CenterState special meeting solely by means of remote location and not in a physical location. Any such changes will be publicly announced as promptly as practicable before the meeting by press release and posting on our website, as well as through an SEC filing.

Matters to Be Considered

        At the CenterState special meeting, holders of CenterState common stock will be asked to consider and vote on the following proposals:

  •
  the CenterState merger proposal;

  •
  the CenterState compensation proposal; and

  •
  the CenterState adjournment proposal.

Recommendation of the CenterState Board of Directors

        The CenterState board of directors unanimously recommends that you vote "FOR" the CenterState merger proposal, "FOR" the CenterState compensation proposal and "FOR" the CenterState adjournment proposal. See "The Merger—CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors" beginning on page 87 for a more detailed discussion of the CenterState board of directors' recommendation.

Record Date and Quorum

        The CenterState board of directors has fixed the close of business on April 14, 2020 as the record date for determination of holders of CenterState common stock entitled to notice of and to vote at the CenterState special meeting. On the record date for the CenterState special meeting, there were 124,131,401 shares of CenterState common stock outstanding.

        Holders of a majority of the votes entitled to be cast on a matter by the holders of CenterState common stock outstanding on the record date and entitled to vote at the CenterState special meeting must be present, either in person or by proxy, to constitute a quorum for the transaction of business at the CenterState special meeting. If you fail to submit a proxy or to vote in person at the CenterState special meeting, or fail to instruct your bank, broker, trustee or other nominee how to vote, your shares of CenterState common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

        After a share of CenterState common stock is represented at the CenterState special meeting, it will be counted for the purpose of determining a quorum not only at the CenterState special meeting but also at any adjournment or postponement of the CenterState special meeting. In the event that a quorum is not present at the CenterState special meeting, it is expected that the CenterState special meeting will be adjourned or postponed.

        At the CenterState special meeting, each share of CenterState common stock is entitled to one (1) vote on all matters properly submitted to holders of CenterState common stock.

        As of the record date, CenterState directors and executive officers and their affiliates owned and were entitled to vote approximately 2,924,939 shares of CenterState common stock, representing approximately 2.36% of the outstanding shares of CenterState common stock. We currently expect that CenterState's directors and executive officers will vote their shares in favor of the CenterState merger proposal and the other proposals to be considered at the CenterState special meeting, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

        A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a "non-routine" matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CenterState special meeting will be "non-routine" matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the CenterState special meeting. If your bank, broker, trustee or other nominee holds your shares of CenterState common stock in "street name," such entity will vote your shares of CenterState common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

  CenterState merger proposal:

  •
  Vote required:  Approval of the CenterState merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of CenterState common stock entitled to vote on such proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the CenterState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CenterState merger proposal, it will have the same effect as a vote "AGAINST" the CenterState merger proposal.

  CenterState compensation proposal:

  •
  Vote required:  Approval of the CenterState compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of CenterState common stock entitled to vote, present in person or represented by proxy at the CenterState special meeting. For these purposes (and for purposes of the CenterState adjournment proposal described below), a majority of the votes cast means that the votes cast in favor of the matter exceed the votes cast against the matter.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the CenterState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CenterState compensation proposal, it will have no effect on the CenterState compensation proposal.

  CenterState adjournment proposal:

  •
  Vote required:  Approval of the CenterState adjournment proposal requires the affirmative vote of a majority of votes cast by the holders of CenterState common stock entitled to vote, present in person or represented by proxy at the CenterState special meeting.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the CenterState special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the CenterState adjournment proposal, it will have no effect on the CenterState adjournment proposal.

Attending the Special Meeting

        Your proxy card is your admission ticket. When you arrive at the CenterState special meeting, you will be asked to present photo identification, such as a driver's license. If you are a beneficial owner of CenterState common stock held by a bank, broker, trustee or other nominee, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your CenterState common stock held in nominee name in person, you must get a "legal proxy" in your name from the bank, broker, trustee or other nominee that holds your shares. CenterState reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the CenterState special meeting is prohibited without CenterState's express written consent.

        CenterState is actively monitoring the emerging public health impact of coronavirus (COVID-19) and may make adjustments to the procedures for the CenterState special meeting to ensure the safety of its shareholders, directors, officers and employees, including with respect to admission procedures.

Proxies

        A holder of CenterState common stock may vote by proxy or in person at the CenterState special meeting. If you hold your shares of CenterState common stock in your name as a holder of record, to submit a proxy, you, as a holder of CenterState common stock, may use one of the following methods:

  •
  By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

  •
  Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

  •
  By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

        If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the CenterState special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the CenterState special meeting.

        CenterState requests that holders of CenterState common stock vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to CenterState as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of CenterState common stock represented by it will be voted at the

CenterState special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the CenterState merger proposal, "FOR" the CenterState compensation proposal and "FOR" the CenterState adjournment proposal.

        If a holder's shares are held in "street name" by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

        Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the CenterState special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in Street Name

        If your shares are held in "street name" through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

        You may not vote shares held in a brokerage or other account in "street name" by returning a proxy card directly to CenterState or by voting in person at the CenterState special meeting unless you provide a signed "legal proxy" giving you the right to vote the shares, which you must obtain from your bank, broker, trustee or other nominee. If you choose to vote your shares in street name in person at the CenterState special meeting, please bring that signed legal proxy along proof of identification.

        Further, banks, brokers, trustees or other nominees who hold shares of CenterState common stock on behalf of their customers may not give a proxy to CenterState to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the CenterState special meeting, including the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal.

Revocability of Proxies

        If you are a holder of CenterState common stock of record, you may revoke your proxy at any time before it is voted by:

  •
  submitting a written notice of revocation to CenterState's corporate secretary;

  •
  granting a subsequently dated proxy;

  •
  voting by telephone or the Internet at a later time, before 11:59 p.m., Eastern Time, on the day before the CenterState special meeting; or

  •
  attending in person and voting at the CenterState special meeting.

        If you hold your shares of CenterState common stock through a bank, broker, trustee or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.

        Attendance at the CenterState special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by CenterState after the vote will not affect the vote. CenterState's corporate secretary's mailing address is: CenterState Bank Corporation, 1101 First Street South, Suite 202,Winter Haven, Florida 33880, Attention: Corporate Secretary. If the CenterState special meeting is postponed or adjourned, it will not affect the ability of holders of CenterState common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

        As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of CenterState common stock residing at the same address, unless such holders of CenterState common stock have notified CenterState of their desire to receive multiple copies of the joint proxy statement/prospectus.

        If you hold shares of both CenterState common stock and South State common stock, you will receive two (2) separate packages of proxy materials.

        CenterState will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of CenterState common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to CenterState's corporate secretary at CenterState Bank Corporation, 1101 First Street South, Suite 202, Winter Haven, Florida 33880, Attention: Corporate Secretary, or by telephone at (863) 293-4710, or CenterState's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, (877) 717-3898 (toll-free for CenterState shareholders) or (212) 750-5833 (collect for banks and brokers).

Solicitation of Proxies

        CenterState and South State will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, CenterState has retained Innisfree M&A Incorporated, for a fee of $25,000 plus reimbursement of out-of-pocket expenses for their services. CenterState may also request banks, brokers, trustees and other intermediaries holding shares of CenterState common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of CenterState. No additional compensation will be paid to CenterState's directors, officers or employees for solicitation.

Other Matters to Come Before the CenterState Special Meeting

        CenterState management knows of no other business to be presented at the CenterState special meeting, and, pursuant to Florida law, no business other than the business described in CenterState's notice of special meeting may be conducted at the CenterState special meeting.

Assistance

        If you need assistance in completing your proxy card, have questions regarding CenterState's special meeting or would like additional copies of this joint proxy statement/prospectus, please contact CenterState's corporate secretary at CenterState Bank Corporation, 1101 First Street South, Winter Haven, Florida 33880, Attention: Corporate Secretary, or by telephone at (863) 293-4710, or CenterState's proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022, (877) 717-3898 (toll-free for CenterState shareholders) or (212) 750-5833 (collect for banks and brokers).

CENTERSTATE PROPOSALS

Proposal 1: CenterState Merger Proposal

        CenterState is asking holders of CenterState common stock to approve the merger agreement and the transactions contemplated thereby, including the merger. Holders of CenterState common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        After careful consideration, the CenterState board of directors, by a unanimous vote of all directors, determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CenterState and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See "The Merger—CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors" beginning on page 87 for a more detailed discussion of the CenterState board of directors' recommendation.

        The CenterState board of directors unanimously recommends a vote "FOR" the CenterState merger proposal.

 Proposal 2: CenterState Compensation Proposal

        Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, CenterState is seeking a non-binding, advisory shareholder approval of the compensation of CenterState's named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to CenterState's Named Executive Officers" beginning on page 135. The proposal gives holders of CenterState common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to CenterState's named executive officers.

        The CenterState board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking holders of CenterState common stock to vote "FOR" the adoption of the following resolution, on a non-binding advisory basis:

    "RESOLVED, that the compensation that will or may be paid or become payable to the CenterState named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to CenterState's Named Executive Officers" are hereby APPROVED."

        The vote on the CenterState compensation proposal is a vote separate and apart from the votes on the CenterState merger proposal and the CenterState adjournment proposal. Accordingly, if you are a holder of CenterState common stock, you may vote to approve the CenterState merger proposal and/or the CenterState adjournment proposal and vote not to approve the CenterState compensation proposal, and vice versa. The approval of the CenterState compensation proposal by holders of CenterState common stock is not a condition to the completion of the merger. Because the vote on the CenterState compensation proposal is advisory only, it will not be binding on CenterState or South State. Accordingly, because CenterState is contractually obligated to make these payments if the merger is completed, the merger-related compensation will be paid to CenterState's named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of CenterState common stock fail to approve the advisory vote regarding merger-related compensation.

        The CenterState board of directors unanimously recommends a vote "FOR" the CenterState compensation proposal.

 Proposal 3: CenterState Adjournment Proposal

        The CenterState special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CenterState special meeting to approve the CenterState merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CenterState common stock.

        If, at the CenterState special meeting, the number of shares of CenterState common stock present or represented and voting in favor of the CenterState merger proposal is insufficient to approve the CenterState merger proposal, CenterState intends to move to adjourn or postpone the CenterState special meeting in order to enable the CenterState board of directors to solicit additional proxies for approval of the CenterState merger proposal. In that event, CenterState will ask holders of CenterState common stock to vote on the CenterState adjournment proposal, but not the CenterState merger proposal or the CenterState compensation proposal.

        In this proposal, CenterState is asking holders of CenterState common stock to authorize the holder of any proxy solicited by the CenterState board of directors on a discretionary basis to vote in favor of adjourning the CenterState special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of CenterState common stock who have previously voted. Pursuant to the CenterState bylaws, the CenterState special meeting may be adjourned without new notice being given, so long as the new date, time and place of the reconvened special meeting are announced at the CenterState special meeting before the adjournment, and any business may be transacted at the reconvened special meeting that might have been transacted on the original date of the CenterState special meeting. If, however, after the adjournment, the CenterState board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting must be given to persons who are shareholders as of the new record date who are entitled to notice of the meeting. The approval of the CenterState adjournment proposal by holders of CenterState common stock is not a condition to the completion of the merger.

        The CenterState board of directors unanimously recommends a vote "FOR" the CenterState adjournment proposal.

 INFORMATION ABOUT SOUTH STATE

        South State is a South Carolina corporation that is a bank holding company registered with the Federal Reserve Board under the BHC Act. South State was incorporated in 1985 under the laws of South Carolina. South State provides a wide range of banking services and products to its customers through its wholly-owned bank subsidiary, South State Bank, a South Carolina banking corporation that opened for business in 1934. South State does not engage in any significant operations other than the ownership of its banking subsidiary.

        South State Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and wealth management, and consumer loans through financial centers in South Carolina, North Carolina, Georgia and Virginia. South State coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. South State's operating revenues and net income are derived primarily from cash dividends received from South State Bank. At December 31, 2019, South State had approximately $15.9 billion in assets, $11.3 billion in loans, $12.2 billion in deposits, $2.4 billion in shareholders' equity, and a market capitalization of approximately $2.9 billion.

        South State Bank began operating in 1934 and has maintained its ability to provide high-quality customer service while also leveraging its size to offer some products more common to larger banks. South State has pursued a growth strategy that relies on organic growth, supplemented by the acquisition of select financial institutions or branches in certain market areas.

        In recent years, South State has continued to grow its business through, among other things, the acquisition of Park Sterling Bank on November 30, 2017 and the acquisition of Georgia Bank & Trust on January 3, 2017.

        South State common stock is traded on the NASDAQ under the symbol "SSB".

        South State's principal executive offices are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175. Additional information about South State and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information" beginning on page 193.

 INFORMATION ABOUT CENTERSTATE

        CenterState is a financial holding company, incorporated under the laws of the state of Florida, that owns all of the outstanding shares of CenterState Bank. Headquartered in Winter Haven, Florida between Orlando and Tampa, CenterState provides traditional retail, commercial, mortgage, wealth management and small business services throughout CenterState Bank's branch network in Florida, Georgia and Alabama.

        CenterState also operates, through CenterState Bank, a correspondent banking and capital markets service division for over 650 small and medium sized community banks throughout the United States. Based primarily in Atlanta, Georgia and Birmingham, Alabama, this division earns commissions on fixed income security sales, fees from hedging services, loan brokerage fees and consulting fees for services related to these activities. CenterState owns R4ALL, Inc., which acquires and disposes of troubled assets, and CenterState Insurance Corp., which operates a captive insurance subsidiary pursuant to Section 831(b) of the Code. CenterState Bank also owns CBI, which in turn owns Corporate Billing, a transaction-based finance company headquartered in Decatur, Alabama that provides factoring, invoicing, collection and accounts receivable management services to transportation companies and automotive parts and services providers throughout the United States and Canada.

        At December 31, 2019, CenterState had total consolidated assets of $17.1 billion, total consolidated loans of $12.0 billion, total consolidated deposits of $13.1 billion, and total consolidated shareholders' equity of $2.9 billion. CenterState common stock is traded on the NASDAQ under the symbol "CSFL."

        CenterState's executive offices are located at 1101 First Street South, Suite 202, Winter Haven, Florida 33880. CenterState's telephone number is (863) 293-4710 and its website is www.centerstatebanks.com. The information on CenterState's website is not part of this joint proxy statement/prospectus, and the reference to CenterState's website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.

        Additional information about CenterState and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information."

 THE MERGER

        This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" beginning on page 193.

Terms of the Merger

        Each of South State's and CenterState's respective board of directors has approved the merger agreement. The merger agreement provides that CenterState will merge with and into South State, with South State as the surviving corporation in a merger of equals. Following the completion of the merger, South State Bank will merge with and into CenterState Bank, with CenterState Bank as the surviving bank in the bank merger, which will adopt the name "South State Bank, National Association".

        In the merger, each share of CenterState common stock issued and outstanding immediately prior to the effective time (other than certain shares held by South State or CenterState) will be converted into the right to receive 0.3001 shares of South State common stock. No fractional shares of South State common stock will be issued in connection with the merger, and holders of CenterState common stock will be entitled to receive cash in lieu thereof.

        Holders of South State common stock and holders of CenterState common stock are being asked to approve the merger agreement. See the section entitled "The Merger Agreement" beginning on page 146 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

        The board of directors and management of each of South State and CenterState regularly review the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business, economic and regulatory environments, as well as developments in the industries that provide financial and banking services and the opportunities and challenges facing participants in those industries, in each case with the goal of enhancing value for their respective shareholders and delivering the best possible products and services to their respective customers and communities. These reviews have included periodic consideration of, and discussions with other companies from time to time regarding, potential strategic alternatives, including business combinations, acquisitions and dispositions to further the companies' strategic objectives, as well as remaining independent companies.

        Robert R. Hill, Chief Executive Officer of South State, and John C. Corbett, President and Chief Executive Officer of CenterState, met occasionally over the past several years in various group industry and other settings, and in the course of those meetings discussed their general views with respect to market conditions, market demographics (including population growth), industry trends, particularly with regard to mergers and acquisitions, and the role of technology and the need for scale to remain competitive. As part of these discussions, the executives found their views as to strategic goals and business strategy were complementary. During one such meeting, held in August 2018, Mr. Hill suggested to Mr. Corbett the possibility of a potential partnership that involved Mr. Corbett serving as Chief Executive Officer and Mr. Hill serving as Executive Chairman of a combined institution, subject to further discussion between their respective senior management teams and review with and approval of their respective boards of directors. During another such meeting, held at a financial services conference in February 2019, Mr. Hill, John C. Pollok, Chief Financial Officer of South State, Mr. Corbett and Stephen D. Young, Chief Operating Officer of CenterState, had a conceptual discussion regarding a potential framework for a merger of equals between South State and CenterState, during which the executives expressed their belief that their respective institutions could be a strong strategic and cultural fit, that such a transaction would improve shareholder value for both companies and that exploring the viability of such a transaction would be constructive. Thereafter, Messrs. Hill and Corbett and senior members of their respective management teams remained in contact periodically. In the interim, each company pursued independent organic and strategic growth objectives.

        These initial conversations between Mr. Hill and Mr. Corbett were preliminary and informal in nature, and no actionable proposals or specific terms for, or other plans with respect to the implementation of, a strategic business combination transaction were discussed or agreed at that time or in subsequent, informal meetings at industry events. Messrs. Hill and Corbett kept their respective boards of directors informed of their discussions and informal meetings.

        As part of South State's annual strategic planning activities, in meetings held in March 2019, South State management presented to the South State board of directors its proposed strategic plan for 2019, and discussed with the South State board of directors the company's organic growth prospects and near- and long-term strategic objectives. These discussions also included a review of recent developments and trends in the banking industry, including with respect to bank and non-bank competition, technological innovation, continued consolidation, the importance of scale and the evolving regulatory environment, and an evaluation of how such developments and trends could affect the overall landscape in the banking industry and potential strategic opportunities available to South State. During the course of these meetings, South State management and the South State board of directors also met with representatives of Keefe, Bruyette & Woods, Inc. ("KBW"), an investment banking firm experienced in the banking industry, to review the current mergers and acquisitions environment and potential acquisition targets and merger partners for South State. In connection with the review of these matters, the South State board of directors and South State management had an extensive discussion regarding the opportunities and risks associated with, and the potential benefits to South State's shareholders and other constituencies of, various strategic options.

        On April 1, 2019, CenterState successfully completed its merger with NCC, resulting in CenterState growing to over $17 billion in assets, with branches throughout the states of Florida, Georgia and Alabama. In connection with CenterState's continued growth, at its regularly scheduled meeting on April 25, 2019, CenterState's senior management and board of directors reflected on CenterState's future growth prospects and strategic direction in light of changing market and economic conditions, and lack of smaller acquisition targets, with a view toward possible opportunities that might be available in the future to continue to strengthen the competitiveness of the company and enhance long-term shareholder value.

        Throughout the spring and summer of 2019, the South State board of directors met periodically with members of South State management present to review and assess South State's business strategy and objectives, including strategic opportunities and challenges, and consider various strategic options available to South State. This included consideration of a possible merger of equals with CenterState, and the financial, cultural and strategic logic for such a transaction, as well as a possible merger of equals with another institution and potential smaller acquisition targets. The South State board of directors also reviewed and assessed recent developments in and affecting the financial services industry, including developments in industry consolidation, favorable business conditions and an increased focus in the financial services industry on the benefits of scale and corresponding implications for investments in technology. In connection with these reviews, Mr. Hill discussed the possibility of engaging in further dialogue with Mr. Corbett, which the South State board of directors supported. Mr. Hill indicated he would inform the South State board of directors of any meetings and the outcome. Also during this period, South State management engaged in, and provided updates to the South State board of directors regarding, discussions with representatives of the other potential merger of equals partner, including with respect to a mutual due diligence review conducted by the parties. However, these discussions ultimately terminated in August 2019.

        Similarly, at CenterState's regularly scheduled meeting on July 18, 2019, the CenterState board of directors continued to review and assess its business strategy and objectives in light of changing market conditions. The CenterState board of directors reviewed and assessed developments in and affecting the financial services industry, including developments in industry consolidation, increased focus in the financial services industry on the benefits of scale and corresponding implications for investments in technology, and the possibility that a merger of equals with the right partner could further the company's strategic goals in that regard. In connection with these developments, Mr. Corbett summarized his conversations with several institutions, including South State. The CenterState board of directors supported Mr. Corbett's continuing discussions with those institutions, including South State.

        In late August 2019, Messrs. Hill and Pollok met with Messrs. Corbett and Young to discuss further a potential framework for a merger of equals between South State and CenterState, as a continuation of the discussions held in February 2019. Messrs. Hill, Pollok, Corbett and Young discussed possible ways to approach decisions regarding the name, headquarters, board of directors and executive leadership of the combined company in connection with the potential transaction. It was agreed that, if a merger were to occur, the management and governance arrangements should be based on a principle of equal representation, so as to foster an environment that would leverage the cultural and competitive strengths of both firms in a true merger of equals.

        Following the meeting, during the fall of 2019, Mr. Hill and Mr. Corbett, individually and together with senior members of their respective management teams, continued to explore a potential strategic business combination, on the view that such a transaction could present a compelling opportunity for the two companies and their respective shareholders and other constituencies. The parties also reviewed and discussed certain financial information concerning each company, strategic objectives and cultural fit, plans for each company to undertake a credit review of the other, and leadership and governance matters.

        On September 19, 2019, during the CenterState board of directors' annual strategic board retreat, representatives of KBW discussed with the CenterState board of directors, among other things, CenterState's strategic strengths and direction, growth prospects, and long-term objectives as part of CenterState's continuous efforts to enhance value for shareholders and provide more competitive service for customers. KBW had previously acted as financial advisor to CenterState in connection with its January 2018 acquisitions of Sunshine Bancorp, Inc. and HCBF Holding Company, Inc. As part of its discussion with KBW, the CenterState board of directors considered CenterState's future growth prospects and potential strategic direction in order to continue its success, as a regional community bank. The CenterState board of directors, among other things, considered CenterState's core strengths and its potential needs as a larger organization, and reviewed various alternatives for creating shareholder value, including organic growth, additional mergers with smaller institutions, a sale of the company and a merger of equals with a company such as South State. After considering the merits of these various alternatives, the CenterState board of directors indicated its belief that a merger of equals had the potential for delivering the greatest potential value to CenterState shareholders and encouraged Mr. Corbett to continue discussions with Mr. Hill and South State, as well as one other potential merger of equals partner. Thereafter, CenterState engaged in high-level discussions with the other potential merger of equals partner but such discussions never progressed beyond the preliminary phase.

        In order to facilitate an informed discussion and involve additional members of their respective teams, on October 1, 2019, South State and CenterState entered into a mutual confidentiality agreement. Thereafter, the parties exchanged limited non-public financial information and discussed scheduling diligence meetings between their respective management teams.

        In mid-October, KBW began acting as CenterState's financial advisor.

        At its regularly scheduled meeting on October 17, 2019, Mr. Corbett provided an update to the CenterState board of directors on discussions between representatives of CenterState and the principals of two companies, one of which was South State. Mr. Corbett described South State as a strong strategic fit based on, among other things, public information about its complementary branch network and credit philosophy, competitive strengths, and management philosophy. The CenterState board of directors reviewed preliminary financial aspects of the potential transaction based on publicly available information. The CenterState board of directors continued to indicate its support for continued focus on a potential merger of equals with South State, based on a variety of factors, including the complementary branch network, the strength of the combined management team and the opportunity for shareholder return.

        On October 23, 2019, the South State board of directors held a special meeting at which members of South State management were present. At the meeting, South State management discussed the company's standalone strategy and prospects, as well as the mergers and acquisitions environment generally and potential strategic opportunities that could enhance value for South State's shareholders and other constituencies. These opportunities included, among others, a potential merger of equals with CenterState, which South State management had identified as a strong strategic fit based on, among other things, its competitive strengths, purpose-driven culture and similar management philosophy. South State management provided an overview of CenterState, including its business, financial position and geographic footprint, based on publicly available information, and updated the South State board of directors on the status of preliminary discussions with CenterState and reviewed preliminary financial aspects of the potential transaction. Following these discussions, the South State board of directors supported continued discussions with representatives of CenterState regarding the potential transaction.

        Beginning in early November, representatives of senior management of South State and CenterState had a number of in-person meetings in their respective markets, as well as telephonic meetings, regarding the potential transaction. During these meetings, the parties discussed certain proposed terms of the potential transaction, including terms relating to the name, headquarters, board of directors and executive leadership of the combined company, as well as the factors and data that should be used for determining the pricing of the potential transaction, taking into account the approach taken in prior mergers of equals in the banking industry, as well as considerations related to each company's share price. In the course of these discussions, Mr. Hill and Mr. Corbett agreed that they should continue to monitor movements in the respective share prices of South State and CenterState and discuss further the pricing terms of the potential transaction.

        On November 22, 2019, the South State board of directors held a special meeting at which members of South State management and representatives of Wachtell, Lipton, Rosen & Katz, counsel to South State ("Wachtell Lipton"), were present. At the meeting, South State management briefed the directors on recent discussions with representatives of CenterState regarding a potential merger of equals between South State and CenterState. South State management presented certain initial proposed terms of the potential transaction, as discussed between the parties, including with respect to the name, headquarters, board composition and executive leadership of the combined company. Mr. Hill indicated that although the parties had discussed generally how pricing had historically been approached in the context of mergers of equals in the banking industry, the discussions to date did not involve specific pricing terms. South State management also presented certain preliminary financial aspects of the potential transaction, and discussed timing for the potential transaction. Following an in-depth discussion of the potential benefits of, and considerations regarding, the potential transaction, the South State board of directors supported continued exploratory discussions with CenterState.

        Beginning in late November 2019, each of South State and CenterState made available to representatives of the other party due diligence materials in an electronic data room, and the parties held in-person and telephonic meetings in connection with the parties' respective due diligence investigations. Representatives of the parties' respective advisors also attended these meetings.

        On December 4, 2019, South State engaged Piper Sandler & Co. ("Piper Sandler") as its financial advisor.

        Over the next several weeks, representatives of senior management of South State and CenterState continued to engage in discussions regarding the potential transaction. As part of these discussions, Mr. Hill and Mr. Corbett discussed recent movements in the respective share prices of South State and CenterState, including the fact that the two stocks had begun to trade apart in early November 2019, and had continued to trade apart since that time. While Mr. Hill and Mr. Corbett shared the view that an at-market deal reflecting the strategic nature of the combination would be desirable, they acknowledged that such a deal might not be viable if the two stocks continued to trade apart, and any exchange ratio that was ultimately agreed would need to take into account each party's share price level at the relevant time.

        During the month of December 2019 and continuing until the merger agreement was executed, the parties and their counsel negotiated a draft merger agreement for the potential transaction, reflecting discussions between the parties regarding key transaction terms. Also during this period, Piper Sandler assisted South State with South State's evaluation of CenterState and the potential transaction, and KBW assisted CenterState with CenterState's evaluation of South State and the potential transaction.

        On December 17, 2019, the South State board of directors held a special meeting to receive an update on the status of the potential transaction. Members of South State management also attended this meeting. At the meeting, South State management briefed the South State board of directors on the discussions that had taken place between representatives of South State and CenterState since the prior meeting of the South State board of directors. It was noted that while negotiations regarding the terms of the potential transaction were ongoing, including as to the exchange ratio and the structure of the bank merger, the parties were generally aligned on certain proposed governance terms for the potential transaction, including the name, headquarters, continuing director split and executive leadership of the combined company. These proposed governance terms contemplated, among other things, that Mr. Hill would serve as Executive Chairman of the combined company, Mr. Corbett would serve as Chief Executive Officer of the combined company, Renee R. Brooks, Senior Executive Vice President and Chief Operating Officer of South State, would serve as Chief Operating Officer of the combined company, and William E. Matthews, V, Executive Vice President and Chief Financial Officer of CenterState, would serve as Chief Financial Officer of the combined company. South State management presented certain preliminary financial aspects of the potential transaction, together with certain comparative metrics for prior mergers of equals in the banking industry. South State management also reviewed South State's outlook on a standalone basis. The South State board of directors and South State management then had an extensive discussion regarding the potential advantages and risks to South State and its shareholders and other constituencies of the potential transaction. Following these discussions, the South State board of directors directed South State management to move forward with the negotiation of the potential transaction, with the goal of reaching agreement on an exchange ratio within a certain range.

        The CenterState board of directors also held a special meeting on December 17, 2019 to receive an update on the status of the potential transaction. Members of CenterState management attended this meeting. At the meeting, CenterState management briefed the CenterState board of directors on the strategic merits of the transaction, and the economic environment, which remained challenging due to expected lower revenue growth. Mr. Corbett updated the CenterState board of directors on discussions that had continued between representatives of South State and CenterState since the prior meeting of the CenterState board of directors, including possible exchange ratios and the resulting implied premiums to CenterState's stock price at that time and the structure of the merger. The CenterState board of directors reviewed the possible financial impact of the proposed transaction on CenterState shareholders and certain comparative metrics for prior mergers of equals in the banking industry. Mr. Corbett updated the CenterState board of directors on discussions relating to certain proposed governance terms for the potential transaction, including the name, headquarters, continuing director split and executive leadership of the combined company. These proposed governance terms contemplated, among other things, that Mr. Hill would serve as Executive Chairman of the combined company, Mr. Corbett would serve as Chief Executive Officer of the combined company, Ms. Brooks would serve as Chief Operating Officer of the combined company and Mr. Matthews would serve as Chief Financial Officer of the combined company. CenterState management presented preliminary results of the company's credit and non-credit due diligence efforts as well as preliminary financial aspects of the potential transaction, including possible cost and expense savings. The CenterState board of directors and management had an extensive discussion regarding the potential advantages and risks to CenterState and its shareholders and other constituencies of the potential transaction, the goal to create a stronger combined company, and the timeline going forward. Following these discussions, the CenterState board of directors directed CenterState management to continue to move forward with the negotiation of the potential transaction.

        During the first few weeks of January 2020, the parties continued to engage in mutual due diligence, including through a series of due diligence meetings and telephone calls to discuss relevant topics. Members of South State management and CenterState management also met on several occasions to discuss the integration of the companies' businesses and management teams if a merger of equals between South State and CenterState were agreed. In addition, Mr. Hill and Mr. Corbett had several conversations regarding the terms of the potential transaction, including with respect to the calculation of the exchange ratio, and the timing for announcing the potential transaction. Also in January 2020, CenterState and KBW entered into an engagement agreement. In connection with the engagement of KBW as its financial advisor, KBW provided to CenterState certain information regarding prior relationships between KBW, on the one hand, and each of CenterState and South State, on the other hand, and CenterState determined that such relationships would not impact KBW's ability to act as CenterState's financial advisor in connection with the proposed transaction.

        On January 16, 2020, at a regularly-held meeting of the CenterState board of directors, CenterState's management updated the CenterState board of directors on the status of discussions with South State. Representatives of KBW attended the meeting. CenterState management gave an overview of the proposed transaction, including the strategic rationale for the transaction, the complementary branch network, the proposed combined management team, and the projected performance of the combined entity, based upon publicly available information, which included potential cost savings and transaction costs. The chair of the compensation committee of the CenterState board of directors summarized the terms of the retention agreements that likely would be entered into with Mr. Corbett and Mr. Young, which, among other things, waived each officer's right to a change in control payment, and the general terms of the compensation arrangements of the combined management team, which terms were developed subject to the oversight of the CenterState compensation committee with the assistance of the parties' independent compensation consultant. Management also presented final conclusions on both the credit and noncredit due diligence conducted by each company. The CenterState board of directors and representatives of KBW discussed certain potential strategic options that could be available to CenterState, including organic growth, other merger transactions with smaller institutions, a sale of the company and the proposed transaction with South State. KBW also reviewed certain financial considerations regarding the proposed transaction with the CenterState board of directors, including that the CenterState shareholders would own approximately 53% of the resulting company, and compared the possible pro forma financial results and impact with those of other recent merger of equals transactions. The CenterState board of directors discussed the recent divergence in the stock price of the two companies, with management presenting a range of exchange ratios that would give CenterState shareholders a premium to its stock price to facilitate the transaction, noting the general agreement between the parties on pricing. The CenterState board of directors and CenterState management held an extensive discussion regarding the potential advantages and risks to CenterState and its shareholders and other constituencies of the potential transaction compared to other options, and CenterState's possible advantages and risks in moving forward with the transaction. The CenterState board of directors also discussed the proposed management structure, headquarters and name as well as merger structure, and the need to retain key leaders in order for the transaction to be successful. Following these discussions, the CenterState board of directors indicated to management its view that the transaction with South State was the best strategic alternative available to CenterState, and directed management to move forward with finalizing the terms of the transaction over the next week, with the goal of agreeing on a final exchange ratio after market close on Friday, January 24.

        On January 21, 2020, the South State board of directors held a meeting at which representatives of South State management were present to analyze and consider further the terms of the potential merger of equals between South State and CenterState. Representatives of Wachtell Lipton and Piper Sandler were also in attendance at the meeting to discuss the legal and financial implications of the potential transaction, respectively. At the meeting, South State management updated the South State board of directors on the status of the current proposed terms of the merger, as discussed between the parties. It was noted that, following recent discussions and based on the relative movements in each party's share price over the preceding weeks, there was general alignment on pricing, with the exchange ratio to be calculated after market close on Friday, January 24 based on an agreed calculation methodology and approximate implied premium to CenterState's closing share price, subject to any significant changes in either party's share price over the remainder of the week. South State management then discussed the mutual due diligence process conducted, including relevant diligence findings, and presented certain key financial metrics for the proposed merger, together with comparative metrics for prior mergers of equals in the banking industry. Also at the meeting, Piper Sandler provided the South State board of directors with an overview of the financial terms of the potential merger of equals and reviewed Piper Sandler's preliminary financial analyses with respect to the potential transaction. Representatives of Wachtell Lipton discussed the directors' fiduciary duties in connection with the South State board of directors' evaluation of the potential transaction and reviewed in detail the terms of the draft merger agreement. During a portion of the meeting when members of South State management were not present, representatives of Wachtell Lipton discussed with the South State board of directors the material terms of the employment agreements that were anticipated to be entered into in connection with the transaction with individuals expected to serve in key leadership roles with the combined institution. The terms of the proposed employment agreements were developed at the direction, and subject to the oversight, of the compensation committee of the South State board of directors and with the assistance of the parties' independent compensation consultant. Following these discussions, and after further consideration and discussion of the strategic merits of the merger for South State and its shareholders and other constituencies, the South State board of directors supported continued negotiations to finalize the terms of the potential transaction, including agreeing on a final exchange ratio after market close on Friday, January 24. Shortly after market close on Friday, January 24, the proposed exchange ratio of 0.3001 shares of South State common stock per share of CenterState common stock was finalized.

        Late afternoon on January 24, 2020, the CenterState board of directors held a special meeting to consider and vote upon the negotiated terms of the potential merger of equals between South State and CenterState and entry into the merger agreement and ancillary agreements by CenterState. Members of CenterState management and representatives of Davis Polk & Wardwell, LLP, CenterState's legal counsel ("Davis Polk"), and KBW also attended this meeting. Mr. Corbett provided an update on the terms of the potential transaction, including the proposed exchange ratio of 0.3001 shares of South State common stock per share of CenterState common stock based on final negotiations earlier that day. Also at the meeting, KBW reviewed the financial aspects of the proposed transaction with the CenterState board of directors based on market price information as of January 23, 2020 and discussed delivery of its opinion to the CenterState board of directors, to the effect that, as of its date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CenterState common stock. Such opinion was delivered on January 25, 2020, and, at the direction of the CenterState board of directors, signature pages were only exchanged thereafter.

        During the January 24 meeting of the CenterState board of directors, management confirmed there were no material changes in the due diligence conclusions presented at the January 16, 2020 meeting. The chair of CenterState's compensation committee reviewed the proposed compensation of the proposed executive chairman and chief executive officer of the combined company, and summarized the compensation arrangements agreed to with the top ten officers of the combined company. Beth DeSimone, Chief Risk Officer and General Counsel of CenterState, summarized the proposed terms of the merger agreement anticipated to be entered into in connection with the transaction and described the resolutions the directors of CenterState would be asked to consider if they were to approve the transaction. Representatives of Davis Polk reviewed with the CenterState board of directors its fiduciary responsibilities in connection with its consideration of the proposed transaction. At the conclusion of the meeting, after careful review and discussion by the CenterState board of directors, including consideration of the factors described below under "The Merger—CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors," the CenterState board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of CenterState and its shareholders and other constituencies and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

        Also on January 24, 2020, the South State board of directors held a special meeting to consider and vote on the negotiated terms of the potential merger of equals between South State and CenterState and entry into the merger agreement and ancillary agreements by South State. Members of South State management and representatives of Wachtell Lipton and Piper Sandler also attended this meeting. Mr. Hill provided an update on the terms of the potential transaction, including the proposed exchange ratio of 0.3001 shares of South State common stock per share of CenterState common stock, based on final negotiations earlier that day. A representative of Piper Sandler reviewed Piper Sandler's financial analysis with respect to the transaction and rendered Piper Sandler's oral opinion, confirmed by delivery of a written opinion, to the South State board of directors to the effect that, as of such date and based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as described in such written opinion, the exchange ratio was fair to South State from a financial point of view. Representatives of Wachtell Lipton then provided an updated summary of the proposed terms of the merger agreement and the employment agreements that were anticipated to be entered into in connection with the transaction and described the resolutions the directors of South State would be asked to consider if they were to approve the transaction. At the conclusion of the meeting, after careful review and discussion by the South State board of directors, including consideration of the factors described below under "The Merger—South State's Reasons for the Merger; Recommendation of the South State Board of Directors," the South State board of directors (with each of Mr. Hill and Mr. Pollok recusing himself from the vote on the employment and compensation related matters) unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of South State and its shareholders and other constituencies and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

        Following the meetings of the South State board of directors and the CenterState board of directors on January 24, 2020, and after finalizing the merger agreement and related transaction documents, South State and CenterState executed the merger agreement on the evening of January 25, 2020. The transaction was announced the morning of January 27, 2020, before the opening of the financial markets in New York, in a press release jointly issued by South State and CenterState.

CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the CenterState board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with CenterState's management, as well as CenterState's financial and legal advisors, and considered a number of factors, including the following:

  •
  each of CenterState's, South State's and the combined company's business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the CenterState board of directors considered that CenterState's business and operations complement those of South State, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence and complementary lines of business that will provide a more diverse revenue stream than CenterState on a stand-alone basis;

  •
  the strategic rationale for the merger, including the ability of the combined company to serve the banking needs of consumers and businesses in highly attractive markets, including ten (10) of the fifteen (15) fastest growing metropolitan statistical areas in the southeastern United States, and the expectation that the combination of two low-cost core-funded deposit bases and high-quality loan portfolios, providing a stable source of funds and customers;

  •
  the belief that the merger would create synergies and potential enhanced economies of scale that would result in the combined company having the opportunity to have superior future earnings and prospects compared to CenterState's earnings and prospects on a stand-alone basis;

  •
  the belief that CenterState and South State share similar cultures and community banking models, including with respect to strategic focus, client service, credit culture and risk profile;

  •
  the complementary nature of the products, customers and markets of the two companies, which CenterState believes should provide the opportunity to mitigate risks and increase potential returns;

  •
  the ability to leverage the scale and financial capabilities of the combined company to make further investments in technology to better manage risk and serve clients across business lines;

  •
  the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and footprint;

  •
  the expected positive impact on financial metrics, including earnings per share, once cost savings are fully phased in, with minimal tangible book value dilution;

  •
  the expectation of significant cost savings resulting from the transaction;

  •
  the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CenterState shareholders as a result of possible increases or decreases in the trading price of CenterState common stock or South State common stock following the announcement of the merger, which the CenterState board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

  •
  the fact that South State's bylaws would be amended to preserve certain corporate governance arrangements of the combined company (including senior executive management positions of the combined company and the allocation of directors between CenterState and South State) for a period of at least three (3) years following the closing of the merger;

  •
  that the combined company following the merger is expected to be the largest Florida-headquartered bank by Florida deposits and one of the largest financial services organizations based in Florida in terms of total consolidated assets, loans, deposits and revenues and the eighth largest bank headquartered in the southeastern United States;

  •
  the provisions of the merger agreement setting forth the corporate governance of the combined company, including that upon the closing, the combined company's board of directors would be comprised of eight (8) legacy South State directors and eight (8) legacy CenterState directors, which the CenterState board of directors believed would enhance the likelihood that the strategic benefits CenterState expects to achieve as a result of the merger would be realized;

  •
  that the executive management team of the combined company, including four (4) CenterState executives and four (4) South State executives, including Mr. Corbett, will represent a deeply experienced and talented management team with similar cultures and focus on superior operational execution, and that the combined company will continue to benefit from Mr. Corbett's service as Chief Executive Officer of the combined company;

  •
  the execution of retention letters or employment agreements, as applicable, with certain key employees of both CenterState and South State in connection with the merger, which the CenterState board of directors believes is important to enhancing the likelihood that the strategic benefits that CenterState expects to achieve as a result of the merger would be realized;

  •
  its understanding of the current and prospective environment in which CenterState and South State operate, including economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on CenterState both with and without the merger;

  •
  its review and discussions with CenterState's management and advisors concerning CenterState's due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of South State;

  •
  its expectation that the combined organization will retain its strong capital position and asset quality upon completion of the merger;

  •
  the opinion, dated January 25, 2020, of KBW to the CenterState board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CenterState common stock of the exchange ratio in the merger, as more fully described below under "—Opinion of CenterState's Financial Advisor" beginning on page 90;

  •
  the regulatory and other approvals required in connection with the transaction and the expectation such approvals would be received in a timely manner and without unacceptable conditions;

  •
  its review with CenterState's legal advisors of the terms of the merger agreement, including the representations, covenants, deal protection and termination provisions; and

  •
  CenterState's past record of integrating mergers and of realizing projected financial goals and benefits of acquisitions and the strength of CenterState's management and infrastructure to successfully complete the integration process.

        The CenterState board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

  •
  the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

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  the substantial costs that CenterState will incur in connection with the merger even if it is not consummated, including a potential $120,000,000 termination fee if the merger agreement is terminated under certain circumstances;

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  the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated;

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  the possibility of encountering difficulties in successfully maintaining existing customer and employee relationships;

  •
  the possibility of encountering difficulties in successfully integrating CenterState's and South State's business, operations and workforce;

  •
  the risk of losing key CenterState or South State employees during the pendency of the merger and thereafter;

  •
  the diversion of management attention and resources from the operation of CenterState's business towards the completion of the merger;

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  the merger's effect on the combined company's regulatory capital levels; and

  •
  the other risks described under the sections entitled "Risk Factors" beginning on page 51 and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 49.

        The foregoing discussion of the information and factors considered by the CenterState board of directors is not intended to be exhaustive, but includes the material factors considered by the CenterState board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the CenterState board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CenterState board of directors considered all these factors as a whole, including through its discussions with CenterState's management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

        For the reasons set forth above, the CenterState board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of CenterState and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.

        In considering the recommendation of the CenterState board of directors, you should be aware that certain directors and executive officers of CenterState may have interests in the merger that are different from, or in addition to, interests of shareholders of CenterState generally and may create potential conflicts of interest. The CenterState board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending to CenterState's shareholders that they vote in favor of the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal. See "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger."

        It should be noted that this explanation of the reasoning of the CenterState board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" on page 49.

        For the reasons set forth above, the CenterState board of directors unanimously recommends that the holders of CenterState common stock vote "FOR" the CenterState merger proposal and "FOR" the other proposals to be considered at the CenterState special meeting.

Opinion of CenterState's Financial Advisor

        CenterState engaged KBW to render financial advisory and investment banking services to CenterState, including an opinion to the CenterState board of directors as to the fairness, from a financial point of view, to the holders of CenterState common stock of the exchange ratio in the proposed merger of CenterState with and into South State. CenterState selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

        As part of its engagement, KBW rendered to the CenterState board of directors an opinion, dated January 25, 2020, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CenterState common stock.

        The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

        KBW's opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CenterState board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of CenterState common stock. It did not address the underlying business decision of CenterState to engage in the merger or enter into the merger agreement or constitute a recommendation to the CenterState board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CenterState common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders' or affiliates' agreement with respect to the merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.

        KBW's opinion was reviewed and approved by KBW's Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CenterState and South State and bearing upon the merger, including, among other things:

  •
  a draft of the merger agreement dated January 23, 2020 (the most recent draft then made available to KBW);

  •
  the audited financial statements and the Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2018 of CenterState;

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  the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of CenterState;

  •
  certain draft and unaudited financial results for the fiscal year and the quarter ended December 31, 2019 of CenterState (provided by CenterState);

  •
  the audited financial statements and Annual Reports on Form 10-K for the three (3) fiscal years ended December 31, 2018 of South State;

  •
  the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of South State;

  •
  certain draft and unaudited financial results for the fiscal year and the quarter ended December 31, 2019 of South State (provided by South State);

  •
  certain regulatory filings of CenterState and South State and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and/or Form FR Y-9LP and call reports filed with respect to each quarter during the three-year period ended December 31, 2018 as well as the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019;

  •
  certain other interim reports and other communications of CenterState and South State to their respective shareholders; and

  •
  other financial information concerning the businesses and operations of CenterState and South State that was furnished to KBW by CenterState and South State or that KBW was otherwise directed to use for purposes of KBW's analyses.

        KBW's consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

  •
  the historical and current financial position and results of operations of CenterState and South State;

  •
  the assets and liabilities of CenterState and South State;

  •
  the nature and terms of certain other merger transactions and business combinations in the banking industry;

  •
  a comparison of certain financial and stock market information for CenterState and South State with similar information for certain other companies the securities of which were publicly traded;

  •
  publicly available consensus "street estimates" of CenterState, as well as assumed long-term CenterState growth rates provided to KBW by CenterState management, all of which information was discussed with KBW by CenterState management and used and relied upon by KBW at the direction of such management and with the consent of the CenterState board of directors;

  •
  publicly available consensus "street estimates" of South State, as well as assumed long-term South State growth rates provided to KBW by South State management, all of which information was discussed with KBW by South State management and used and relied upon by KBW based on such discussions, at the direction of CenterState management and with the consent of the CenterState board of directors; and

  •
  estimates regarding certain pro forma financial effects of the merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, the respective managements of CenterState and South State and that were used and relied upon by KBW based on such discussions, at the direction of CenterState management and with the consent of the CenterState board of directors.

        KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of CenterState and South State regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist CenterState with soliciting indications of interest from third parties regarding a potential transaction with CenterState.

        In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CenterState as to the reasonableness and achievability of the publicly available consensus "street estimates" of CenterState, and the assumed CenterState long-term growth rates, all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the CenterState "street estimates" referred to above that such estimates were consistent with, the best currently available estimates and judgments of CenterState management. KBW further relied, with the consent of CenterState, upon South State management as to the reasonableness and achievability of the publicly available consensus "street estimates" of South State, and the assumed South State long-term growth rates, all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the South State "street estimates" referred to above that such estimates were consistent with, the best currently available estimates and judgments of South State management. In addition, KBW relied, with the consent of CenterState, upon the respective managements of CenterState and South State as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of such managements. KBW assumed that the forecasts, projections and estimates reflected in such publicly available consensus "street estimates" of CenterState and South State, such assumed CenterState and South State long-term growth rates and such pro forma financial effects estimates would be realized in the amounts and in the time periods estimated.

        It is understood that the portion of the foregoing financial information of CenterState and South State that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus "street estimates" of CenterState and South State referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of CenterState and South State and with the consent of the CenterState board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CenterState or South State since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with CenterState's consent, that the aggregate allowances for loan and lease losses for CenterState and South State are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CenterState or South State, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of CenterState or South State under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

        KBW assumed, in all respects material to its analyses:

  •
  that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW's analyses from the draft reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of CenterState common stock;

  •
  that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

  •
  that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

  •
  that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of CenterState, South State or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

        KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of CenterState that

CenterState relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CenterState, South State, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

        KBW's opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to the holders of CenterState common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction, including, without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding trust preferred securities of CenterState in the merger, any consequences of the merger or any such related transaction to CenterState, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW's opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW's opinion may have affected, and may affect, the conclusion reached in KBW's opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW's opinion did not address, and KBW expressed no view or opinion with respect to:

  •
  the underlying business decision of CenterState to engage in the merger or enter into the merger agreement;

  •
  the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CenterState or the CenterState board of directors;

  •
  the fairness of the amount or nature of any compensation to any of CenterState's officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CenterState common stock;

  •
  the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CenterState (other than the holders of CenterState common stock, solely with respect to the exchange ratio as described in KBW's opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of South State or any other party to any transaction contemplated by the merger agreement;

  •
  the actual value of South State common stock to be issued in the merger;

  •
  the prices, trading range or volume at which CenterState common stock or South State common stock would trade following the public announcement of the merger or the prices, trading range or volume at which South State common stock would trade following the consummation of the merger;

  •
  any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

  •
  any legal, regulatory, accounting, tax or similar matters relating to CenterState, South State, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, CenterState and South State. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW's opinion was among several factors taken into consideration by the CenterState board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the CenterState board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between CenterState and South State and the decision of CenterState to enter into the merger agreement was solely that of the CenterState board of directors.

        The following is a summary of the material financial analyses provided by KBW to the CenterState board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation materials provided by KBW to the CenterState board of directors, but summarizes the material analyses performed and provided in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

        For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $25.66 per outstanding share of CenterState common stock, or $3,235.5 million in the aggregate (inclusive of the implied value of in-the-money CenterState stock options), based on the 0.3001x exchange ratio in the proposed merger and the closing price of South State common stock on January 24, 2020. In addition to the financial analyses described below, KBW reviewed with the CenterState board of directors for informational purposes, among other things, an implied transaction multiple for the proposed merger (based on the implied transaction value for the merger of $3,235.5 million in the aggregate of CenterState common stock) of 14.4x CenterState's 2019 net income to common, as provided by CenterState, and 12.3x CenterState's estimated calendar year 2021 net income to common, using the publicly available calendar year 2021 net income to common consensus "street estimate" for CenterState.

        South State and CenterState Selected Companies Analysis.    Using publicly available information, KBW compared the financial performance, financial condition and market performance of South State and CenterState to 12 selected major exchange-traded (defined as the NASDAQ, New York Stock Exchange and NYSE American) banks which were headquartered in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia or West Virginia and which had total assets between $10.0 billion and $25.0 billion.

        The selected companies were as follows:

Ameris Bancorp	Simmons First National Corporation
Atlantic Union Bankshares Corporation	TowneBank
BancorpSouth Bank	Trustmark Corporation
Bank OZK	United Bankshares, Inc.
Home BancShares, Inc.	United Community Banks, Inc.
Renasant Corporation	WesBanco, Inc.

        To perform this analysis, KBW used profitability and other financial information for the latest twelve (12) months ("LTM") or most recent completed fiscal quarter ("MRQ") available or as of the end of such periods and market price information as of January 24, 2020. KBW also used 2020 and 2021 earnings per share ("EPS") estimates taken from publicly available consensus "street estimates" for South State, CenterState and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in South State's and CenterState's respective historical financial statements, or the data prepared by Piper Sandler presented under the section "The Merger—Opinion of South State's Financial Advisor," as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

        KBW's analysis showed the following concerning the financial performance of South State, CenterState, and the selected companies:

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
MRQ Operating Return on Average Assets(1)	1.38%	1.68%	1.28%	1.38%	1.45%	1.57%
MRQ Operating Return on Average Tangible Common Equity(1)	16.6%	18.2%	13.8%	14.6%	15.3%	16.5%
MRQ Net Interest Margin	3.76%	4.23%	3.58%	3.86%	3.82%	4.00%
MRQ Core Net Interest Margin(2)	3.51%	3.85%	3.45%	3.66%	3.66%	3.82%
MRQ QoQ Change in Core Net Interest Margin	(1) bps	(14) bps	(10) bps	(7) bps	(7) bps	(3) bps
MRQ Efficiency Ratio	56.4%	51.3%	63.1%	55.1%	55.2%	52.0%

(1)
Operating income excluded extraordinary items, non-recurring items, gains/(losses) on sale of securities and amortization of intangibles and net income attributable to non-controlling interests.

(2)
Excluded fair value accretion.

        KBW's analysis also showed the following concerning the financial condition of South State, CenterState and the selected companies:

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.81%	9.65%	9.08%	9.63%	10.01%	10.19%
Leverage Ratio	9.72%	9.54%	9.12%	10.22%	10.32%	10.50%
Common Equity Tier 1 Ratio	11.22%	11.15%	10.47%	11.68%	11.61%	12.32%
Total Capital Ratio	12.71%	12.02%	13.02%	14.11%	13.86%	14.80%
Loans / Deposits	94.6%	90.1%	89.7%	95.0%	93.4%	97.2%
Cost of Deposits	0.56%	0.74%	1.02%	0.90%	0.89%	0.72%
Loan Loss Reserves / Loans	0.53%	0.35%	0.52%	0.63%	0.62%	0.73%
Nonperforming Assets / Loans and OREO	0.40%	0.45%	0.85%	0.68%	0.70%	0.54%
QoQ Change in Nonperforming Assets / Loans and OREO	13 bps	21 bps	2 bps	(3) bps	(3) bps	(8) bps
LTM Net Charge-Offs / Average Loans	0.06%	0.06%	0.16%	0.11%	0.12%	0.07%

        In addition, KBW's analysis showed the following concerning the market performance of South State, CenterState and the selected companies:

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	31.4%	(1.6)%	(0.1)%	6.5%	4.1%	9.7%
One-Year Total Return	34.4%	0.2%	2.4%	10.0%	6.9%	12.7%
Stock Price / Tangible Book Value per Share	224%	189%	166%	177%	177%	197%
Stock Price / LTM EPS	16.2x	12.7x	11.6x	13.2x	12.6x	14.3x
Stock Price / 2020 EPS Estimate	15.3x	11.5x	11.2x	12.5x	12.4x	13.3x
Stock Price / 2021 EPS Estimate	15.0x	11.0x	10.8x	11.6x	11.8x	12.5x
Dividend Yield(1)	2.2% (2)	2.4% (3)	2.5%	2.6%	2.8%	3.0%
MRQ Dividend Payout(1)	31.3% (2)	32.6% (3)	29.5%	33.7%	35.5%	38.6%

(1)
Most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively.

(2)
Based on South State's anticipated quarterly common dividend for the period ending March 31, 2020 provided by South State management.

(3)
Based on CenterState's announced quarterly common dividend for the period ending March 31, 2020.

        No company used as a comparison in the above selected companies analysis is identical to South State or CenterState. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Pro Forma Selected Companies Analysis.    Using publicly available information, KBW compared the financial performance, financial condition and market performance of South State and CenterState to 22 selected major exchange-traded banks which were headquartered in the United States with total assets between $25.0 billion and $50.0 billion. Merger targets were excluded from the selected companies.

        The selected companies were as follows:

Associated Banc-Corp	PacWest Bancorp
BankUnited, Inc.	Pinnacle Financial Partners, Inc.
BOK Financial Corporation	Signature Bank
Commerce Bancshares, Inc.	Sterling Bancorp
Cullen/Frost Bankers, Inc.	Synovus Financial Corp.
East West Bancorp, Inc.	TCF Financial Corporation
F.N.B Corporation	Umpqua Holdings Corporation
First Citizens BancShares, Inc.	Valley National Bancorp
First Horizon National Corporation	Webster Financial Corporation
Hancock Whitney Corporation	Western Alliance Bancorporation
Investors Bancorp, Inc.	Wintrust Financial Corporation

        To perform this analysis, KBW used profitability and other financial information for the latest twelve (12) months or most recent completed fiscal quarter available or as of the end of such periods and market price information as of January 24, 2020. KBW also used 2020 and 2021 EPS estimates taken from publicly available consensus "street estimates" for South State, CenterState and the 21 selected companies for which consensus "street estimates" were available. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in South State's and CenterState's respective historical financial statements, or the data prepared by Piper Sandler presented under the section "The Merger—Opinion of South State's Financial Advisor," as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

        KBW's analysis showed the following concerning the financial performance of South State, CenterState and the selected companies (excluding the quarter-over-quarter change in core net interest margin of one of the selected companies, which change was considered to be not meaningful because it was greater than 50 bps):

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
MRQ Operating Return on Average Assets(1)	1.38%	1.68%	1.16%	1.32%	1.32%	1.45%
MRQ Operating Return on Average Tangible Common Equity(1)	16.6%	18.2%	14.3%	15.8%	15.3%	16.2%
MRQ Net Interest Margin	3.76%	4.23%	3.00%	3.43%	3.40%	3.66%
MRQ Core Net Interest Margin(2)	3.51%	3.85%	2.89%	3.36%	3.28%	3.55%
MRQ QoQ Change in Core Net Interest Margin	(1) bps	(14) bps	(14) bps	(9) bps	(8) bps	(2) bps
MRQ Efficiency Ratio	56.4%	51.3%	59.2%	56.4%	54.1%	51.4%

(1)
Operating income excluded extraordinary items, non-recurring items, gains/(losses) on sale of securities and amortization of intangibles and net income attributable to non-controlling interests.

(2)
Excluded fair value accretion.

        As part of the above analysis, KBW also showed an illustrative pro forma MRQ operating return on average tangible common equity of the pro forma combined company of 17.9%, applying full phase-in of estimated cost savings and related expenses and purchase accounting adjustments and restructuring charges provided by South State and CenterState managements.

        KBW's analysis showed the following concerning the financial condition of South State, CenterState and the selected companies:

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.81%	9.65%	8.11%	8.90%	8.91%	9.56%
Leverage Ratio	9.72%	9.54%	8.69%	9.14%	9.35%	9.77%
Common Equity Tier 1 Ratio	11.22%	11.15%	9.72%	10.89%	10.94%	11.78%
Total Capital Ratio	12.71%	12.02%	12.32%	12.89%	13.01%	13.60%
Loans / Deposits	94.6%	90.1%	89.5%	27.9%	92.5%	97.6%
Cost of Deposits	0.56%	0.74%	1.08%	0.91%	0.90%	0.72%
Loan Loss Reserves / Loans	0.53%	0.35%	0.61%	0.78%	0.77%	0.93%
Nonperforming Assets / Loans and OREO	0.40%	0.45%	0.88%	0.71%	0.77%	0.55%
QoQ Change in Nonperforming Assets / Loans and OREO	13 bps	21 bps	5 bps	(2) bps	(1) bps	(6) bps
LTM Net Charge-Offs / Average Loans	0.06%	0.06%	0.21%	0.17%	0.16%	0.09%

        In addition, KBW's analysis showed the following concerning the market performance of South State, CenterState and, to the extent publicly available, the selected companies:

			Selected Companies
	South State	CenterState	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	31.4%	(1.6)%	(1.9)%	3.6%	5.5%	12.9%
One-Year Total Return	34.4%	0.2%	1.1%	7.7%	8.4%	15.2%
Stock Price / Tangible Book Value per Share	224%	189%	148%	164%	166%	179%
Stock Price / LTM EPS	16.2x	12.7x	10.7x	11.4x	12.1x	13.0x
Stock Price / 2020 EPS Estimate	15.3x	11.5x	10.5x	11.3x	11.8x	12.1x
Stock Price / 2021 EPS Estimate	15.0x	11.0x	9.9x	10.3x	11.1x	11.1x
Dividend Yield(1)	2.2% (2)	2.4% (3)	1.6%	2.8%	2.8%	3.4%
MRQ Dividend Payout(1)	31.3% (2)	32.6% (3)	21.0%	30.3%	31.6%	40.8%

(1)
Most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively.

(2)
Based on South State's anticipated quarterly common dividend for the period ending March 31, 2020 provided by South State management.

(3)
Based on CenterState's announced quarterly common dividend for the period ending March 31, 2020.

        No company used as a comparison in the above selected companies analysis is identical to South State, CenterState or the pro forma combined entity. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Selected Transactions Analysis.    KBW reviewed publicly available information related to eight selected U.S. whole bank and thrift transactions announced since December 31, 2014 with announced transaction values greater than $500 million and acquired company pro forma ownership of approximately 40% or greater.

        The selected transactions were as follows:

Acquirer	Acquired Company
Independent Bank Group, Inc.	Texas Capital Bancshares, Inc.
First Horizon National Corporation	IBERIABANK Corporation
BB&T Corporation	SunTrust Banks, Inc.
TCF Financial Corporation	Chemical Financial Corporation
WSFS Financial Corporation	Beneficial Bancorp, Inc.
Veritex Holdings, Inc.	Green Bancorp, Inc.
Sterling Bancorp	Astoria Financial Corporation
Chemical Financial Corporation	Talmer Bancorp, Inc.

        For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company's then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, one year forward estimated EPS ("estimated EPS"), prior to the announcement of the respective transaction:

  •
  Price per common share to tangible book value per share of the acquired company;

  •
  Price per common share to LTM operating EPS of the acquired company;

  •
  Price per common share to estimated EPS of the acquired company; and

  •
  Tangible equity premium to core deposits (calculated as total deposits less time deposits greater than $250,000) of the acquired company ("core deposit premium").

        KBW also reviewed the price per common share paid for the acquired company for the selected transactions as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage, "the one day market premium"). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied transaction value for the merger of $25.66 per outstanding share of CenterState common stock and using historical financial information for CenterState as of or for the twelve (12) months ended December 31, 2019 provided by CenterState, the publicly available calendar year 2020 EPS consensus "street estimate" for CenterState and the closing price of CenterState common stock on January 24, 2020.

        The results of the analysis are set forth in the following table (excluding the impact of the estimated EPS multiple for one of the selected transactions, which was considered to be not meaningful because it was greater than 35.0x):

		Selected Transactions
	South State / CenterState	25th Percentile	Median		Average	75th Percentile
Price / Tangible Book Value	202%	154%	160		169%	178%
Price / LTM Operating EPS(1)	12.6x	10.8x	13.7x		18.2x	23.7x
Price / Estimated EPS	12.8x	10.6x	11.2x		14.8x	14.0x
Core Deposit Premium	13.1%	6.5%	9.0%		9.9%	11.7%
One-Day Market Premium	10.0%	0.0%	6.3.	%	8.0%	15.9%

(1)
Operating income excluded extraordinary items, non-recurring items, gains/(losses) on sale of securities and amortization of intangibles and net income attributable to non-controlling interests

        No company or transaction used as a comparison in the above selected transaction analysis is identical to CenterState or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Relative Contribution Analysis.    KBW analyzed the relative stand-alone contribution of South State and CenterState to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data for South State and CenterState as of or for the twelve (12) months ended December 31, 2019 provided by South State and CenterState, (ii) publicly available consensus "street estimates" for South State and CenterState, and (iii) market price data as of January 24, 2020. The results of KBW's analysis are set forth in the following table, which also compares the results of KBW's analysis with the implied pro forma ownership percentages of South State and CenterState shareholders in the combined company based on the 0.3001x exchange ratio in the proposed merger and projected share count data as of June 30, 2020 for South State and CenterState provided by South State and CenterState:

	South State as a % of Total	CenterState as a % of Total
Balance Sheet
Assets	48.2%	51.8%
Gross Loans	48.5%	51.5%
Deposits	48.1%	51.9%
Equity	45.0%	55.0%
Tangible Common Equity	45.2%	54.8%
Income Statement
2019 Net Income to Common	45.3%	54.7%
Operating 2019 Net Income to Common(1)	43.3%	56.7%
Estimated 2020 Net Income to Common	42.4%	57.6%
Pre-Deal Market Capitalization	49.5%	50.5%
Pro Forma Ownership
At 0.3001x Merger Exchange Ratio	46.8%	53.2%

(1)
Adjusted to exclude non-recurring items

        Financial Impact Analysis.    KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of South State and CenterState. Using (i) closing balance sheet estimates as of June 30, 2020 for South State and CenterState taken from publicly available consensus "street estimates" for South State and CenterState, (ii) publicly available calendar year 2020 and 2021 EPS consensus "street estimates" for South State and CenterState, (iii) an assumed long-term EPS growth rate for South State provided by South State management and an assumed long-term EPS growth rate for CenterState provided by CenterState management, and (iv) pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments and restructuring charges assumed with respect thereto) provided by South State and CenterState managements, KBW analyzed the potential financial impact of the merger on certain projected financial results of South State. This analysis indicated the merger could be accretive to South State's estimated 2020 EPS, estimated 2021 EPS and estimated 2022 EPS and could be dilutive to South State's estimated tangible book value per share as of June 30, 2020. This analysis also indicated that, based on South State's projected pro forma financial results attributable to a share of CenterState common stock using the 0.3001x exchange ratio in the proposed merger, the merger could be accretive relative to CenterState's estimated 2022 EPS. Furthermore, the analysis indicated that, pro forma for the merger, each of South State's tangible common equity to tangible assets ratio, Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio as of June 30, 2020 could be lower. For all of the above analysis, the actual results achieved by South State following the merger may vary from the projected results, and the variations may be material.

        South State Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis of South State to estimate a range for the implied equity value of South State. In this analysis, KBW used publicly available consensus "street estimates" of South State and assumed long-term growth rates for South State provided by South State management, and assumed discount rates ranging from 7.0% to 11.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that South State could generate over the period from January 1, 2020 through December 31, 2024 as a stand-alone company, and (ii) the present value of South State's implied terminal value at the end of such period. KBW assumed that South State would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of South State, KBW applied a range of 11.0x to 15.0x South State's estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of South State common stock of $63.78 to $92.27.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of South State or the pro forma combined company.

        CenterState Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis of CenterState to estimate a range for the implied equity value of CenterState. In this analysis, KBW used publicly available consensus "street estimates" for CenterState and assumed long-term growth rates for CenterState provided by CenterState management, and assumed discount rates ranging from 7.0% to 11.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that CenterState could generate over the period from January 1, 2020 through December 31, 2024 as a stand-alone company, and (ii) the present value of CenterState's implied terminal value at the end of such period. KBW assumed that CenterState would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of CenterState, KBW applied a range of 11.0x to 15.0x CenterState's estimated 2025 earnings. This discounted cash flow analysis resulted in a range of implied values per share of CenterState common stock of $24.34 to $34.95.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of CenterState.

        Pro Forma Combined Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the merger as well as certain purchase accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used publicly available consensus "street estimates" of South State and CenterState, assumed long-term growth rates for South State provided by South State management, assumed long-term growth rates for CenterState provided by CenterState management and estimated cost savings and related expenses and purchase accounting adjustments and restructuring charges provided by South State and CenterState managements, and KBW assumed discount rates ranging from 6.5% to 10.5%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the period from July 1, 2020 through December 31, 2024 and (ii) the present value of the pro forma combined entity's implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and purchase accounting adjustments and restructuring charges. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 11.0x to 15.0x the pro forma combined entity's estimated 2025 earnings. This discounted cash flow analysis resulted in an illustrative range of implied values of $24.53 to $35.52 for the 0.3001 of a share of South State common stock to be received in the proposed merger for each share of CenterState common stock.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

        Miscellaneous.    KBW acted as financial advisor to CenterState in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and KBW broker-dealer affiliates and CenterState and (ii) KBW and South State), may from time to time purchase securities from, and sell securities to, CenterState and South State. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CenterState or South State for its and their own respective accounts and for the accounts of its and their respective customers and clients.

        Pursuant to the KBW engagement agreement, CenterState agreed to pay KBW a total cash fee of $10 million, $2.5 million of which became payable to KBW with the rendering of KBW's opinion and the balance of which is contingent upon the closing of the merger. CenterState also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW's engagement or KBW's role in connection therewith. In addition to the present engagement, in the two (2) years preceding the date of its opinion, KBW provided investment banking or financial advisory services to CenterState and received compensation for such services. KBW acted as financial advisor to CenterState in connection with its January 2018 acquisitions of Sunshine Bancorp, Inc. and HCBF Holding Company, Inc. In connection with these acquisitions, KBW received aggregate fees of $3.5 million from CenterState. In the two (2) years preceding the date of its opinion, KBW provided investment banking or financial advisory services to South State and received compensation for such services. KBW acted as auction agent in connection with South State's March 2019 disposition of Visa Class B common stock. KBW also acted as financial advisor to South State in connection with its November 2017 acquisition of Park Sterling Corporation. In connection with the March 2019 disposition and November 2017 acquisition, KBW received aggregate fees of approximately $3.1 million from South State. KBW may in the future provide investment banking and financial advisory services to CenterState or South State and receive compensation for such services.

South State's Reasons for the Merger; Recommendation of the South State Board of Directors

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the merger agreement, the South State board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with South State's management, as well as South State's financial and legal advisors, and considered a number of factors, including the following:

  •
  each of South State's, CenterState's and the combined company's business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the South State board of directors considered its assessment that CenterState's financial condition and asset quality are sound, that CenterState's business, operations and geographic footprint complement those of South State, and that the merger and the other transactions contemplated by the merger agreement would result in a combined company with a larger scale and market presence and more diversified loan portfolio, as well as a more attractive funding base, than South State on a stand-alone basis;

  •
  the strategic rationale for the merger, including the potential to extend South State's footprint through Florida and Georgia, the close proximity of CenterState to South State's existing franchise and the ability of the combined company to serve the banking needs of consumers and businesses in highly attractive markets in the southeastern United States, with over three hundred (300) branch locations and a strong presence in ten (10) of the top fifteen (15) fastest growing metropolitan statistical areas in the southeastern United States;

  •
  its belief that CenterState's earnings and prospects, and the synergies potentially available in the proposed merger, would create the opportunity for the combined company to have superior future earnings and prospects compared to South State's earnings and prospects on a stand-alone basis;

  •
  the complementary nature of the cultures of the two companies, including with respect to corporate purpose, management philosophy, strategic focus, client service, credit cultures, risk profiles and community commitment, and its belief that the foregoing would facilitate the successful integration and implementation of the transaction;

  •
  its belief that combining two low-cost deposit bases and high quality loan portfolios would further strengthen the combined company by providing a stable source of funds and customers, and that the complementary nature of the products, customers and markets of the two companies would provide the opportunity to mitigate risks and increase potential returns;

  •
  the ability to leverage the scale and financial capabilities of the combined company to make further investments in technology and products to better manage risk and provide an enhanced customer experience for clients across business lines;

  •
  the expanded possibilities for growth that would be available to the combined company, given its larger size, asset base, capital and geographic footprint;

  •
  the anticipated pro forma financial impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings per share and profitability;

  •
  the expectation of significant cost savings resulting from the transaction;

  •
  the terms of the merger and the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by CenterState shareholders as a result of possible increases or decreases in the trading price of CenterState common stock or South State common stock following the announcement of the merger, which the South State board of directors believed was consistent with market practice for transactions of this type and with the strategic nature of the transaction;

  •
  that the combined company following the merger is expected to be the eighth largest bank headquartered in the southeastern United States, with approximately $33 billion in assets, $26 billion in deposits and $23 billion in loans;

  •
  the provisions of the merger agreement setting forth the corporate governance of the combined company, including that Mr. Hill would serve as Executive Chairman, and Mr. Corbett would serve as Chief Executive Officer, of the combined company and that upon the closing, the board of directors of the combined company would be comprised of eight (8) legacy South State directors and eight (8) legacy CenterState directors, each of which the South State board of directors believed would enhance the likelihood that the strategic benefits that South State expects to achieve as a result of the merger would be realized;

  •
  that the executive management team of the combined company, including four (4) senior South State executives, including Mr. Hill, and four (4) senior CenterState executives, including Mr. Corbett, will represent a deeply experienced and highly respected management team with track records of superior operational execution;

  •
  the execution of employment agreements with certain key employees of both South State and CenterState in connection with the merger, which the South State board of directors believed would enhance the likelihood that the strategic benefits that South State expects to achieve as a result of the merger would be realized;

  •
  its understanding of the current and prospective environment in which South State and CenterState operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on South State both with and without the merger;

  •
  its review and discussions with South State's management and advisors concerning South State's due diligence examination of CenterState;

  •
  its expectation that South State will retain its strong capital position and asset quality upon completion of the merger;

  •
  the opinion, dated January 24, 2020, of Piper Sandler, to the South State board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to South State of the exchange ratio in the proposed merger, as more fully described below under "—Opinion of South State's Financial Advisor" beginning on page 107;

  •
  its expectation that the required regulatory and other approvals for the merger and the other transactions contemplated by the merger agreement could be obtained in a timely fashion;

  •
  its review with South State's outside legal advisor, Wachtell Lipton, of the terms of the merger agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions;

  •
  the fact that South State's shareholders would have an opportunity to approve the merger; and

  •
  each of South State's and CenterState's past record of integrating mergers and acquisitions and of realizing projected financial goals and benefits of those mergers and acquisitions, and the strength of South State's management and infrastructure to successfully complete the integration process following the completion of the merger.

        The South State board of directors also considered potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

  •
  the risk that the regulatory and other approvals required in connection with the merger and the bank merger may not be received in a timely manner or at all or may impose unacceptable conditions;

  •
  the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;

  •
  the possibility of encountering difficulties in successfully integrating South State's and CenterState's business, operations and workforce;

  •
  the risk of losing key South State or CenterState employees during the pendency of the merger and thereafter;

  •
  certain anticipated merger-related costs;

  •
  the diversion of management attention and resources from the operation of South State's business towards the completion of the merger;

  •
  the merger's effect on the combined company's regulatory capital levels; and

  •
  the other risks described under the sections entitled "Risk Factors" beginning on page 51 and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 49.

        The foregoing discussion of the information and factors considered by the South State board of directors is not intended to be exhaustive, but includes the material factors considered by the South State board of directors. In reaching its decision to approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, the South State board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The South State board of directors considered all these factors as a whole, including through its discussions with South State's management and financial and legal advisors, in evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement.

        For the reasons set forth above, the South State board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of South State and its shareholders, and adopted and approved the merger agreement and the transactions contemplated thereby, including the merger.

        In considering the recommendation of the South State board of directors, you should be aware that certain directors and executive officers of South State may have interests in the merger that are different from, or in addition to, interests of shareholders of South State generally and may create potential conflicts of interest. The South State board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the merger and the other transactions contemplated by the merger agreement, and in recommending that South State shareholders vote to approve the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal. See "The Merger—Interests of South State's Directors and Executive Officers in the Merger."

        It should be noted that this explanation of the reasoning of the South State board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" on page 49.

        For the reasons set forth above, the South State board of directors unanimously recommends that the holders of South State common stock vote "FOR" the South State merger proposal, "FOR" the South State authorized share count proposal and "FOR" the other proposals to be considered at the South State special meeting.

Opinion of South State's Financial Advisor

Opinion of Piper Sandler & Co.

        South State retained Piper Sandler to act as financial advisor to the South State board of directors in connection with South State's consideration of a possible business combination with CenterState. South State selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        Piper Sandler acted as financial advisor to the South State board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 24, 2020 meeting at which the South State board of directors considered the merger and the merger agreement, Piper Sandler delivered to the South State board of directors its oral opinion, which was subsequently confirmed in writing on January 24, 2020, to the effect that, as of such date, the exchange ratio was fair to South State from a financial point of view. The full text of Piper Sandler's opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of South State common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Piper Sandler's opinion was directed to the South State board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of South State as to how any such shareholder should vote at any meeting of shareholders called to consider and vote on the adoption of the merger agreement and approval of the merger. Piper Sandler's opinion was directed only as to the fairness, from a financial point of view, of the exchange ratio to South State and does not address the underlying business decision of South State to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for South State or the effect of any other transaction in which South State might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any South State or CenterState officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. Piper Sandler's opinion was approved by Piper Sandler's fairness opinion committee.

        In connection with its opinion, Piper Sandler reviewed and considered, among other things:

  •
  a draft of the merger agreement, dated January 24, 2020;

  •
  certain publicly available financial statements and other historical financial information of South State that Piper Sandler deemed relevant;

  •
  certain publicly available financial statements and other historical financial information of CenterState that Piper Sandler deemed relevant;

  •
  certain preliminary financial information for South State for the quarter ended December 31, 2019, as provided by the senior management of South State;

  •
  certain preliminary financial information for CenterState for the quarter ended December 31, 2019, as provided by the senior management of CenterState and its representatives;

  •
  publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for current expected credit losses ("CECL") accounting standards, as provided by the senior management of South State), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of South State;

  •
  publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState and its representatives), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of CenterState and its representatives;

  •
  the pro forma financial impact of the merger on South State based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, certain adjustments for CECL accounting standards and the repayment of a certain amount of CenterState's outstanding subordinated debt in the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CenterState and its representatives, as well as publicly available mean analyst earnings per share estimates for each of South State and CenterState for the years ending December 31, 2020 and December 31, 2021, as well as estimated net income for each of South State and CenterState for the years ending December 31, 2022 and December 31, 2023, as provided by (i) the senior management of CenterState and its representatives with regard to CenterState information and (ii) the senior management of South State and its representatives with regard to South State information;

  •
  the relative contribution of assets, equity and earnings of South State and CenterState to the combined company;

  •
  the publicly reported historical price and trading activity for South State common stock and CenterState common stock, including a comparison of certain stock trading information for South State common stock and CenterState common stock and certain stock indices, as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

  •
  a comparison of certain financial and market information for South State and CenterState with similar financial institutions for which information is publicly available;

  •
  the non-financial terms of certain recent merger of equals transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

  •
  the current market environment generally and the banking environment in particular; and

  •
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

        Piper Sandler also discussed with certain members of the senior management of South State and its representatives the business, financial condition, results of operations and prospects of South State and held similar discussions with certain members of the senior management of CenterState and its representatives regarding the business, financial condition, results of operations and prospects of CenterState.

        In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by South State (with regard to South State information), CenterState (with regard to CenterState information) or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. Piper Sandler further relied on the assurances of the respective senior managements of South State (with regard to South State information), and CenterState (with regard to CenterState information) that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to its analyses. Piper Sandler was not asked to undertake and did not undertake an independent verification of any such information and Piper Sandler does not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of South State or CenterState. Piper Sandler rendered no opinion on or evaluation of the collectability of any assets or the future performance of any loans of South State or CenterState. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of South State or CenterState, or the combined company after the merger, and Piper Sandler did not review any individual credit files relating to South State or CenterState. Piper Sandler assumed, with South State's consent, that the respective allowances for loan losses for both South State and CenterState were adequate to cover such losses and will be adequate on a pro forma basis for the combined company.

        In preparing its analyses, Piper Sandler used publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of South State), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of South State. In addition, Piper Sandler used publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState and its representatives), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of CenterState and its representatives. Piper Sandler also received and used in its pro forma analysis certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, certain adjustments for CECL accounting standards and the repayment of a certain amount of CenterState's outstanding subordinated debt in the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CenterState and its representatives, as well as publicly available mean analyst earnings per share estimates for each of South State and CenterState for the years ending December 31, 2020 and December 31, 2021, as well as estimated net income for each of South State and CenterState for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of CenterState and its representatives. With respect to the foregoing information, the respective senior managements of South State and CenterState confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of South State and CenterState, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler did not express any opinion as to such projections, estimates or judgements, or the assumptions on which they were based. Piper Sandler also assumed that there had been no material change in South State's or CenterState's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that South State and CenterState would remain as going concerns for all periods relevant to its analyses.

        Piper Sandler also assumed, with South State's consent and to the extent material to its analyses, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect that would be material to Piper Sandler's analyses of South State, CenterState or the merger, or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Piper Sandler expressed no opinion as to any legal, accounting or tax matters relating to the merger and the other transactions contemplated by the merger agreement.

        Piper Sandler's opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler's opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of South State common stock or CenterState common stock at any time or what the value of South State common stock will be once it is actually received by the holders of CenterState common stock.

        In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler's opinion or the presentation made by Piper Sandler to the South State board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler's comparative analyses described below is identical to South State or CenterState and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of South State and CenterState and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to South State on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

        In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of South State, CenterState, and their respective representatives, including Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the South State board of directors at its January 24, 2020 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler's analyses do not necessarily reflect the value of South State common stock or CenterState common stock or the prices at which South State common stock or CenterState common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the South State board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the South State board of directors with respect to the fairness of the exchange ratio.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

        Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to and subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of CenterState common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, will be converted into the right to receive 0.3001 shares of South State common stock. Based on the closing price of South State common stock on January 24, 2020, Piper Sandler calculated an implied purchase price per share of $25.66 and an aggregate implied transaction value of approximately $3,250 million, consisting of the implied value of 125,276,300 shares of CenterState common stock outstanding, 1,022,010 CenterState restricted stock awards outstanding, and 591,580 CenterState options outstanding with a weighted average exercise price of $11.07. Based upon financial information for CenterState as of or for the last twelve (12) months ("LTM") ended December 31, 2019 and the closing price of CenterState common stock on January 24, 2020, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / CenterState December 31, 2019 Book Value Per Share	111%
Transaction Price / CenterState December 31, 2019 Tangible Book Value Per Share	201%
Transaction Price / CenterState LTM Earnings per Share	13.7x
Transaction Price / CenterState 2020E Mean Analyst GAAP Earnings per Share	12.7x
Transaction Price / CenterState 2021E Mean Analyst GAAP Earnings per Share	12.1x
Tangible Book Premium / CenterState Core Deposits (CD > $250K)(1)	13.3%
Premium to CenterState Market Price as of January 24, 2020	10.0%

(1)
Jumbo time deposits with a value of $250,000 or greater as of September 30, 2019.

Contribution Analysis

        Piper Sandler reviewed the relative contribution of South State and CenterState to the pro forma balance sheet and income statement of the combined company. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of South State and CenterState shareholders in the combined company:

	CenterState		South State		Pro Forma
$ value in millions	$	%	$	%	$
Balance Sheet:
Net Loans	$12,086	52%	$11,372	48%	$23,459
Total Assets	$17,142	52%	$15,921	48%	$33,063
Total Deposits	$13,136	52%	$12,177	48%	$25,313
Total Equity	$2,897	55%	$2,373	45%	$5,270
Tangible Equity	$1,597	55%	$1,320	45%	$2,917
Income Statement:
LTM Core Net Income	$256	57%	$196	43%	$452
2020E Mean Analyst Net Income	$253	58%	$186	42%	$439
2021E Mean Analyst Net Income	$262	58%	$188	42%	$450
Market Valuation:
Market Capitalization	$2,923	50%	$2,888	50%	$5,810
Pro Forma Ownership to Common Shareholders (%)		53%		47%

Note: Financial data as of December 31, 2019 as defined in each company's respective draft earnings release; Market data as of January 24, 2020.

Stock Trading History

        Piper Sandler reviewed the publicly available historical reported trading prices of South State common stock and CenterState common stock for the one-year and three-year periods ended January 24, 2020. Piper Sandler then compared the relationship between the movements in the price of South State common stock and CenterState common stock, respectively, to movements in their peer group (as described below) as well as certain stock indices.

South State's One-Year Stock Performance

	Beginning Value January 24, 2019	Ending Value January 24, 2020
South State	100%	131.4%
Peer Group	100%	105.7%
NASDAQ Bank Index	100%	105.6%
S&P 500 Index	100%	124.7%

South State's Three-Year Stock Performance

	Beginning Value January 24, 2017	Ending Value January 24, 2020
South State	100%	95.8%
Peer Group	100%	87.0%
NASDAQ Bank Index	100%	100.6%
S&P 500 Index	100%	144.5%

CenterState's One-Year Stock Performance

	Beginning Value January 24, 2019	Ending Value January 24, 2020
CenterState	100%	98.4%
Peer Group	100%	105.7%
NASDAQ Bank Index	100%	105.6%
S&P 500 Index	100%	124.7%

CenterState's Three-Year Stock Performance

	Beginning Value January 24, 2017	Ending Value January 24, 2020
CenterState	100%	91.7%
Peer Group	100%	87.0%
NASDAQ Bank Index	100%	100.6%
S&P 500 Index	100%	144.5%

Comparable Company Analyses

        Piper Sandler used publicly available information to compare selected financial information for South State and CenterState with a group of financial institutions selected by Piper Sandler. The South State and CenterState peer group included major exchange-traded bank and thrifts (NYSE, NYSEAM, NASDAQ) headquartered in the Southeast region with total assets between $10 billion and $22 billion as of January 21, 2020 (the "peer group"). The peer group consisted of the following companies:

Ameris Bancorp	TowneBank
Atlantic Union Bankshares	Trustmark Corporation
BancorpSouth Bank	United Bankshares, Inc.
Home BancShares, Inc.	United Community Banks
Renasant Corporation	WesBanco, Inc.
Simmons First National

        The analysis compared financial data for South State and CenterState as of December 31, 2019, as provided in the draft earnings release for each of South State and CenterState, with corresponding data for the peer group as of or for the year ended September 30, 2019 (unless otherwise noted) with pricing data as of January 24, 2020. The table below sets forth the data for South State and CenterState, and the median, mean, low and high data for the peer group.

South State and CenterState Comparable Company Analysis

	South State		CenterState		Peer Group Median	Peer Group Mean	Peer Group Low	Peer Group High
Total assets ($B)	15.9		17.1		15.0	16.0	12.0	21.3
Loans / Deposits (%)	93.4		91.2		89.9	90.7	81.4	98.0
Non-performing assets(1) / Total assets (%)	0.29		0.26		0.50	0.51	0.28	0.78
Tangible common equity/Tangible assets (%)	8.9		10.1		9.5	9.5	8.4	10.8
Tier 1 Leverage Ratio (%)	9.7		9.7		12.14	11.92	9.75	15.40
Total RBC Ratio (%)	12.8		12.0	(2)	13.8	13.9	11.3	16.4
CRE / Total RBC Ratio (%)	229	(2)	294	(2)	246	251	197	322
MRQ Cost of Deposits (%)	0.56	(2)	0.67		0.87	0.85	0.51	1.10
MRQ NIM (%)	3.64		4.25		3.79	3.76	3.28	4.28
LTM Return on average assets (%)	1.21		1.42		1.30	1.32	1.11	1.93
LTM Return on average tangible common equity (%)	15.1		16.3		14.8	15.6	12.9	20.8
LTM Efficiency ratio (%)	62.5		51.9		54.7	56.2	40.4	66.9
Price/Tangible book value (%)	219		183		179	183	158	214
Price/LTM Earnings per share (x)	16.0		12.5		12.0	12.1	10.4	14.0
Price/2020 Estimated Earnings per share(1) (x)	15.3		11.5		12.6	12.6	9.9	15.1
Price/2021 Estimated Earnings per share(1) (x)	15.0		11.0		11.8	12.0	9.7	14.9
Current Dividend Yield (%)	2.1		2.4		2.6	2.7	1.4	3.8
Market value ($B)	2.9		2.9		2.8	2.7	2.0	3.7

(1)
Reflects analyst consensus estimates.

(2)
Financial data as of September 30, 2019.

Note: Financial data for Simmons First National, Atlantic Union Bankshares, Home BancShares, Inc., Renasant Corporation and United Community Banks as of or for the period ending December 31, 2019.

Precedent Transactions Analysis

        Piper Sandler reviewed a nationwide group of recent historical merger and acquisition transactions. The nationwide group consisted of merger of equals transactions, as defined by S&P Global Market Intelligence, involving banks and thrifts as well as the Umpqua Holdings Corporation / Sterling Financial Corporation, Chemical Financial Corporation / Talmer Bancorp, Inc. and Texas Capital Bancshares, Inc. / Independent Bank Group, Inc. transactions (the "nationwide precedent transactions").

        The nationwide precedent transactions group was composed of the following transactions:

Company A	Company B
Umpqua Holdings Corporation	Sterling Financial Corporation
BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.
Chemical Financial Corporation	Talmer Bancorp, Inc.
Green Bancorp, Inc.	Veritex Holdings, Inc.
TCF Financial Corporation	Chemical Financial Corporation
BB&T Corporation	SunTrust Banks, Inc.
First Horizon National Corporation	IBERIABANK Corporation
Texas Capital Bancshares, Inc.	Independent Bank Group, Inc.

        Using publicly available information, Piper Sandler reviewed the following: relative pro forma ownership, relative pro forma board of directors seats and relative pro forma market capitalization. Piper Sandler compared the corresponding data for the merger to the median, low and high data of the nationwide precedent transactions group.

Nationwide Precedent Transactions
Company A / Company B
CenterState / South State
		Median	Low	High
Pro Forma Ownership (%)	53% / 47%	55% / 45%	51% / 41%	59% / 49%
Pro Forma Board of Directors Seats (%)	50% / 50%	53% / 47%	33% / 31%	69% / 67%
Pro Forma Market Capitalization (%)	50% / 50%	55% / 45%	52% / 39%	61% / 48%

Net Present Value Analyses

        Piper Sandler performed an analysis that estimated the net present value of South State common stock assuming South State performed in accordance with publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of South State), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of South State. Piper Sandler assumed that South State would maintain a tangible common equity to tangible assets ratio of 8.5% and would retain sufficient earnings to maintain that level. To approximate the terminal value of a share of South State common stock at December 31, 2023, Piper Sandler applied price to 2023 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2023 tangible book value ranging from 180% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective holders of South State common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of South State common stock of $56.88 to $84.72 when applying multiples of earnings and $65.74 to $88.78 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$62.74	$67.14	$71.53	$75.93	$80.33	$84.72
9.0%	60.70	64.94	69.17	73.41	77.65	81.88
10.0%	58.75	62.83	66.92	71.00	75.09	79.17
11.0%	56.88	60.82	64.76	68.70	72.64	76.58

 Tangible Book Value Per Share Multiples

Discount Rate	180%	190%	200%	210%	220%	230%
8.0%	$72.63	$75.86	$79.09	$82.32	$85.55	$88.78
9.0%	70.23	73.34	76.46	79.57	82.68	85.80
10.0%	67.94	70.94	73.94	76.94	79.95	82.95
11.0%	65.74	68.64	71.53	74.43	77.32	80.22

        Piper Sandler also considered and discussed with the South State board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming South State's earnings varied from 10.0% above estimates to 10.0% below estimates. This analysis resulted in the following range of per share values for South State common stock, applying the price to 2023 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 10.23%:

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(10.0%)	$52.01	$55.66	$59.32	$62.97	$66.62	$70.27
(5.0%)	55.16	59.02	62.87	66.72	70.57	74.43
0.0%	58.32	62.37	66.42	70.47	74.52	78.58
5.0%	61.47	65.72	69.97	74.23	78.48	82.73
10.0%	64.63	69.08	73.53	77.98	82.43	86.88

        Piper Sandler also performed an analysis that estimated the net present value per share of CenterState common stock, assuming CenterState performed in accordance with publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState and its representatives), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of CenterState and its representatives. Piper Sandler assumed that CenterState would maintain a tangible common equity to tangible assets ratio of 9.0% and would retain sufficient earnings to maintain that level. To approximate the terminal value of a share of CenterState common stock at December 31, 2023, Piper Sandler applied price to 2023 earnings multiples ranging from 11.0x to 16.0x and multiples of December 31, 2023 tangible book value ranging from 180% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective holders of CenterState common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of CenterState common stock of $21.86 to $32.28 when applying multiples of earnings and $22.20 to $29.55 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
8.0%	$24.06	$25.71	$27.35	$28.99	$30.64	$32.28
9.0%	23.29	24.88	26.46	28.05	29.63	31.22
10.0%	22.56	24.09	25.62	27.14	28.67	30.20
11.0%	21.86	23.33	24.81	26.28	27.75	29.23

 Tangible Book Value Per Share Multiples

Discount Rate	180%	190%	200%	210%	220%	230%
8.0%	$24.43	$25.46	$26.48	$27.50	$28.53	$29.55
9.0%	23.66	24.64	25.63	26.61	27.60	28.58
10.0%	22.91	23.86	24.81	25.76	26.71	27.66
11.0%	22.20	23.11	24.03	24.95	25.86	26.78

        Piper Sandler also considered and discussed with the South State board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming CenterState's earnings varied from 10.0% above estimates to 10.0% below estimates. This analysis resulted in the following range of per share values for CenterState common stock, applying the price to 2023 earnings multiples range of 11.0x to 16.0x referred to above and a discount rate of 10.11%:

Annual Estimate Variance	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(10.0%)	$20.11	$21.48	$22.85	$24.22	$25.59	$26.96
(5.0%)	21.29	22.74	24.19	25.63	27.08	28.52
0.0%	22.48	24.00	25.52	27.04	28.57	30.09
5.0%	23.67	25.26	26.86	28.46	30.05	31.65
10.0%	24.85	26.53	28.20	29.87	31.54	33.21

        Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

        Piper Sandler analyzed certain potential pro forma effects of the merger on South State assuming the transaction closes on June 30, 2020. Piper Sandler also utilized certain assumptions relating to transaction expenses, purchase accounting adjustments and cost synergies, certain adjustments for CECL accounting standards and the repayment of a certain amount of CenterState's outstanding subordinated debt in the years ending December 31, 2020 through December 31, 2023, as well as publicly available mean analyst earnings per share estimates for each of South State and CenterState for the years ending December 31, 2020 and December 31, 2021, as well as estimated net income for each of South State and CenterState for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of CenterState and its representatives. The analysis indicated that the transaction could be accretive to South State's estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023 and dilutive to South State's estimated tangible book value per share at June 30, 2020 and at December 31, 2020.

        In connection with this analysis, Piper Sandler considered and discussed with the South State board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler's Relationship

        Piper Sandler is acting as South State's financial advisor in connection with the merger and will receive a fee for such services in an amount equal to $10 million, which fee is contingent upon the closing of the merger. Piper Sandler also received a $2.5 million fee from South State upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the merger. South State has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler's engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler's engagement.

        Piper Sandler did not provide any other investment banking services to South State in the two (2) years preceding the date of its opinion. Piper Sandler did not provide any investment banking services to CenterState in the two (2) years preceding the date of its opinion. In the ordinary course of Piper Sandler's business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to South State, CenterState and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of South State, CenterState and their respective affiliates for Piper Sandler's account and for the accounts of Piper Sandler's customers.

Certain Unaudited Prospective Financial Information

        South State and CenterState do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

        However, South State and CenterState are including in this joint proxy statement/prospectus certain unaudited prospective financial information for South State and CenterState that was made available as described below. We refer to this information collectively as the "prospective financial information". A summary of certain significant elements of this information is included in this joint proxy statement/prospectus solely for the purpose of providing holders of South State common stock and holders of CenterState common stock access to certain information made available to South State and CenterState and their respective boards of directors and financial advisors.

        Neither South State nor CenterState endorses the prospective financial information as necessarily predictive of actual future results. Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which South State and CenterState operate and the risks and uncertainties described under "Risk Factors" beginning on page 51 and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 49 and in the reports that South State and CenterState file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of South State and CenterState and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of South State or CenterState could or might have taken during these time periods. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that South State, CenterState or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any holders of South State common stock or holders of CenterState common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information, or that it should be construed as financial guidance, and it should not be relied on as such. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on South State or CenterState of the merger, and does not attempt to predict or suggest actual future results of the combined company or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger (except as expressly set forth below under "—Certain Estimated Synergies Attributable to the Merger"), the effect on South State or CenterState of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. In particular and without limiting the foregoing, the prospective financial information, including the publicly available mean analyst estimates and estimated growth rates, as well as the other financial information included or incorporated by reference in this joint proxy statement/prospectus, including from the Current Reports on Form 8-K filed by each of South State and CenterState on January 27, 2020, was prepared prior to the globalization of the coronavirus outbreak and the worsening of the pandemic, which has caused extreme instability and volatility in the financial markets and has had and may continue to have widespread economic impacts, and has contributed to a significant drop in the trading price of South State common stock and CenterState common stock, and such effects, changes and potential future effects and changes are not reflected in the prospective financial information or any such other information. Continued financial market volatility will largely depend on future developments, which South State and CenterState cannot accurately predict or control, including new information which may emerge concerning the severity of the coronavirus pandemic, the effectiveness or ineffectiveness of governmental and private actions taken to contain or treat the coronavirus pandemic, and reactions by companies, consumers, investors, governmental entities and financial markets to such actions. The prospective financial information and such other information and the underlying assumptions do not reflect any of these effects, changes or developments on South State, CenterState, or the combined company, the ultimate impact of which on South State, CenterState and the combined company is beyond the control of South State, CenterState and the combined company and cannot be accurately predicted as of the date of this joint proxy statement/prospectus. For a description of certain of the risks that these effects, changes and developments may have on South State, CenterState, or the combined company, see "Risk Factors" beginning on page 51. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

        The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure (except for publicly available mean analyst net income and earnings per share estimates) or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. None of Dixon Hughes Goodman LLP (South State's independent registered public accounting firm), Crowe LLP (CenterState's independent registered public accounting firm), nor any other independent registered public accounting firm, have audited, reviewed, examined, compiled nor applied any procedures with respect to the prospective financial information and, accordingly, Dixon Hughes Goodman LLP and Crowe LLP have not expressed any opinion or given any other form of assurance with respect thereto or its achievability and they assume no responsibility for the prospective financial information and disclaim any association with the prospective financial information.

South State Prospective Financial Information

        The following prospective financial information was (i) approved by South State for use by Piper Sandler and (ii) approved by CenterState for use by KBW, in each case in connection with such advisor performing its financial analyses with respect to South State on a stand-alone basis: (1) publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of South State) of $186.4 million and $188.0 million, respectively; (2) publicly available mean analyst earnings per share estimates for South State for the years ending December 31, 2020 and December 31, 2021 of $5.58 and $5.71, respectively; (3) in the case of Piper Sandler, publicly available mean analyst earnings per share estimates for South State, adjusted to exclude projected share repurchases in such estimates, for the years ending December 31, 2020 and December 31, 2021 of $5.49 and $5.53, respectively; and (4) estimated long-term annual net income and asset growth rates for South State provided by the senior management of South State of 6.0% and 5.0%, respectively, for the year ending December 31, 2022 and subsequent periods.

CenterState Prospective Financial Information

        The following prospective financial information was (i) approved by South State for use by Piper Sandler and (ii) approved by CenterState for use by KBW, in each case in connection with such advisor performing its financial analyses with respect to CenterState on a stand-alone basis: (1) publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState) of $252.9 million and $262.2 million, respectively; (2) publicly available mean analyst earnings per share estimates for CenterState for the year ending December 31, 2020 of $2.02 in the case of Piper Sandler and $2.03 in the case of KBW and the publicly available mean analyst earnings per share estimate for CenterState for the year ending December 31, 2021 of $2.12; (3) in the case of Piper Sandler, publicly available mean analyst earnings per share estimates for CenterState, adjusted to exclude projected share repurchases in such estimates, for the years ending December 31, 2020 and December 31, 2021 of $2.00 and $2.08, respectively; and (4) estimated long-term annual net income and asset growth rates for CenterState provided by the senior management of CenterState of 6.0% and 5.0%, respectively, for the year ending December 31, 2022 and subsequent periods.

Certain Estimated Synergies Attributable to the Merger

        The senior management of South State and CenterState jointly developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated net cost savings to be realized by the combined company beginning in 2020. Such prospective financial information, which we refer to in this "—Certain Estimated Synergies Attributable to the Merger" section as the "cost synergies," also was (i) provided to Piper Sandler and approved by South State for Piper Sandler's use and reliance, and (ii) provided to KBW and approved by CenterState for KBW's use and reliance, in each case in connection with such financial advisors' respective financial analyses and opinions as described in this joint proxy statement/prospectus under "—Opinion of South State's Financial Advisor" and "—Opinion of CenterState's Financial Advisor."

        The cost synergies consisted of estimated annual net cost savings of approximately $80.0 million, phased in 25% during 2020, 75% in 2021 and 100% thereafter, assuming that the merger closes in the third quarter of 2020.

        See the section above entitled "The Merger—Certain Unaudited Prospective Financial Information" beginning on page 118 for further information regarding the uncertainties underlying the cost synergies as well as the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 49 and 51, respectively, for further information regarding the uncertainties and factors associated with realizing cost synergies in connection with the merger.

General

        The stand-alone prospective financial information for South State and CenterState was prepared separately and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

        By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither South State nor CenterState nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of South State or CenterState compared to the information contained in the prospective financial information. Neither South State, CenterState, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of South State, CenterState or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of South State or CenterState or other person regarding South State's or CenterState's ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information included above is provided because it was made available to and considered by South State and CenterState and their respective boards of directors and financial advisors in connection with the merger.

        In light of the foregoing, and considering that the South State and CenterState special meetings will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, South State shareholders and CenterState shareholders are cautioned not to place unwarranted reliance on such information, and are urged to review South State's and CenterState's most recent SEC filings for a description of their reported financial results and the financial statements of South State and CenterState incorporated by reference in this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information." The prospective financial information summarized in this section is not included in this joint proxy statement/prospectus in order to induce any holder of South State common stock to vote in favor of the South State merger proposal, the South State authorized share count proposal or any of the other proposals to be voted on at the South State special meeting or to induce any holder of CenterState common stock to vote in favor of the CenterState merger proposal or any of the other proposals to be voted on at the CenterState special meeting.

Interests of South State's Directors and Executive Officers in the Merger

        In considering the recommendation of the South State board of directors to vote for the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal, holders of South State common stock should be aware that the directors and executive officers of South State may have interests in the merger that are different from, or in addition to, the interests of holders of South State common stock generally. The South State board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending that South State shareholders vote to approve the South State merger proposal, the South State authorized share count proposal, the South State compensation proposal and the South State adjournment proposal. For more information, see the sections entitled "The Merger—Background of the Merger" beginning on page 79 and "The Merger—South State's Reasons for the Merger; Recommendation of the South State Board of Directors" beginning on page 104. Such interests are described in more detail below.

        South State's executive officers for purposes of the discussion below are Robert R. Hill, Jr. (currently Chief Executive Officer of South State), John C. Pollok (currently Chief Financial Officer of South State), Jonathan Kivett (currently Chief Credit Officer of South State), Greg Lapointe (currently President of South State Bank), Renee R. Brooks (currently Chief Operating Officer of South State), John S. Goettee (currently President of the Bank's South Carolina and Georgia divisions), and L. Andrew Westbrook (currently Chief Risk Officer of South State).

Treatment of South State Equity Awards

        At the effective time, each South State equity award, including South State equity awards held by the directors and executive officers of South State, that was outstanding as of January 25, 2020 and that remains outstanding and unvested as of the effective time will vest in full at the effective time, with any applicable performance goals deemed satisfied based on the greater of target and actual levels of performance as of immediately prior to the effective time and with each South State stock option to remain exercisable through the remainder of the original term. Any South State equity awards granted following January 25, 2020 that remain outstanding as of the effective time will remain outstanding and eligible to vest in accordance with their terms following the effective time, except that any such awards will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

        For an estimate of the amounts that would be realized by South State's named executive officers upon the vesting of their South State equity awards, see "—Quantification of Payments and Benefits to South State's Named Executive Officers" below. The estimated aggregate amount that would be realized by the two South State executive officers who are not named executive officers in settlement of their South State equity awards that are outstanding as of March 12, 2020 if the effective time occurred on such date is $886,577. The estimated aggregate amount that would be realized by the ten (10) South State directors who are not executive officers in settlement of their South State equity awards that are outstanding as of March 12, 2020 if the effective time occurred on such date is $758,223. The amounts in this paragraph were determined using a price per share of South State common stock of $77.02 (the average closing market price of South State common stock over the first five (5) business days following the public announcement of the merger on January 27, 2020). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger and following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by South State's executive officers and directors who are not executive officers may materially differ from the amounts set forth above.

2020 Annual Bonuses

        Under the merger agreement, South State may establish annual incentive targets and performance goals under its annual cash incentive and other non-equity bonus plans in respect of fiscal year 2020 in the ordinary course of business consistent with past practice, and any such awards may be paid based on the greater of target and actual levels of performance at the time such awards are typically paid.

New Employment Agreements; Pay to Lead and Pay to Integrate Awards

        In connection with the execution of the merger agreement, South State entered into amended and restated employment agreements with Robert R. Hill, Jr. and John C. Pollok, and South State Bank entered into new employment agreements with Renee R. Brooks, Greg A. Lapointe, John S. Goettee, and Jonathan Kivett, in each case setting forth the terms of the executive officer's employment with South State or the combined bank, as applicable, following the effective time. The employment agreement with Mr. Hill is for an initial term from the effective time until December 31st of the fifth (5th) full calendar year following the effective time, and the employment agreements with Ms. Brooks and Messrs. Lapointe, Goettee and Kivett are for an initial term of three (3) years following the effective time, subject to extension for an additional year on December 31st of the fourth full calendar year following the effective time (in the case of Mr. Hill) or on the first anniversary of the effective time (in the case of Ms. Brooks and Messrs. Lapointe, Goettee and Kivett), unless either party provides notice of non-renewal before such anniversary date. Mr. Pollok's employment agreement provides that he will serve as an employee until July 5, 2021 and thereafter will serve as a consultant until December 31, 2024.

        The base salaries and short-term and long-term incentive opportunities (expressed as a percentage of annual base salary) contained in the employment agreements are as follows: Mr. Hill—$585,000, 115% and 280%; Mr. Pollok—$615,000 (while serving as an employee) or $375,000 (while serving as a consultant), 120% (for 2020 only) and 120% (for 2020 only); Ms. Brooks—$500,000, 70% and 100%; Mr. Lapointe—$500,000, 70% and 100%; Mr. Goettee—$425,000, 70% and 70%; and Mr. Kivett—$325,000, 50% and 50%. The employment agreements each provide for payment of a one-time lump-sum cash payment payable within thirty (30) days following successful completion of the systems conversion of South State and CenterState (the "pay to integrate award") as follows: Mr. Hill—$3,300,000; Mr. Pollok—$1,600,000; and Ms. Brooks and Messrs. Lapointe, Goettee and Kivett—$330,000. The employment agreements with Messrs. Hill, Lapointe, Goettee and Kivett and Ms. Brooks also provide for the grant of a South State RSU (the "pay to lead award"), which (other than in the case of Mr. Kivett) will vest in full on the second anniversary of the effective time subject to the executive officer's continued employment through such date (except as otherwise described below), with a grant date fair value for Mr. Hill of $3,300,000 and for Ms. Brooks and Messrs. Lapointe, Goettee and Kivett of $670,000. In the case of Mr. Kivett, the pay to lead award will vest as to 50% of such award on the second anniversary of the effective time and as to the remaining 50% of such award on the third anniversary of the effective time. In addition, at the effective time, a payment will be deposited into a deferred compensation account maintained for Mr. Hill of $6,187,000 and for Mr. Pollok of $3,336,300, in respect of each of their existing contractually entitled payments.

        If an executive officer's employment is terminated by South State or the combined bank, as applicable, without cause or the executive officer resigns for good reason, he or she would be entitled to the following payments and benefits:

  •
  In the case of Mr. Hill, the following payments and benefits: (a) a cash payment equal to a multiple (two (2) times in the case of a termination of Mr. Hill's employment prior to a change in control or two and one-half (2.5) times in the case of Mr. Hill's termination of employment within twelve (12) months following a change in control that occurs after the effective time) of Mr. Hill's "total compensation" (as defined below); (b) a prorated annual bonus for the fiscal year of termination based on actual performance; (c) payment in full of the pay to integrate award, to the extent not previously paid; (d) immediate vesting of the pay to lead award, to the extent not previously vested; and (e) immediate vesting of any outstanding equity awards granted following January 25, 2020, with performance-based awards remaining subject to applicable performance metrics. The term "total compensation" means the sum of base salary, annual bonus (based on the greatest of target bonus, actual bonus paid in respect of the fiscal year preceding the year of termination and the average annual bonus for the three (3) fiscal years preceding the year of termination) and annual health, medical, dental and vision insurance premiums and fringe benefits.

  •
  In the case of Mr. Pollok, the following payments and benefits: (a) in the case of a termination of employment prior to his transition to a consulting role, a cash payment equal to two (2) times Mr. Pollok's "total compensation"; (b) a prorated annual bonus for the fiscal year of termination based on actual performance (only if termination occurs in 2020); (c) payment in full of the pay to integrate award, to the extent not previously paid; and (d) immediate vesting of any outstanding equity awards granted following January 25, 2020, with performance-based awards remaining subject to applicable performance metrics. If Mr. Pollok's services are terminated during his consulting term, in lieu of the above cash payment, he would be entitled to a cash payment equal to all unpaid consulting fees that would have been paid had he continued providing services until December 31, 2024.

  •
  In the case of Ms. Brooks and Messrs. Lapointe, Goettee and Kivett, the following payments and benefits: (a) a cash payment equal to the sum of the executive officer's base salary plus target annual bonus opportunity; (b) continued employer-paid medical and dental insurance premiums for twelve (12) months; (c) payment in full of the pay to integrate award, to the extent not previously paid; and (d) immediate vesting of the pay to lead award, to the extent not previously vested. However, if such termination occurred within twelve (12) months following a change in control that occurs after the effective time, in lieu of the cash payment described in the immediately preceding sentence, such executive officers would be entitled to a cash payment equal to the sum of two and one-half (2.5) times (in the case of Ms. Brooks and Mr. Lapointe) or two (2) times (in the case of Messrs. Goettee and Kivett) the sum of the executive officer's base salary plus the highest annual bonus earned in the three (3) years immediately preceding the year in which the change in control occurs.

        If an executive officer's employment is terminated by reason of death or disability, he or she would be entitled to the payments and benefits as would be payable upon a termination without cause or for good reason, excluding the cash severance payment. In the case of Ms. Brooks and Messrs. Lapointe, Goettee and Kivett, the executive officer would not be entitled to the employer-paid medical and dental benefits described above in the case of disability, but his or her family would be entitled to such benefits for twelve (12) months following death.

        If the services of Mr. Hill or Mr. Pollok are terminated by reason of retirement after age fifty-five (55) and ten (10) years of service to South State, the applicable executive would be entitled to full vesting of outstanding equity awards granted following the effective time, with performance-based awards remaining subject to applicable performance metrics, and to a prorated annual bonus for the year of retirement (in the case of Mr. Pollok, payment of a prorated annual bonus is only available if retirement occurs in 2020) based on actual performance. A termination of Mr. Hill's employment on or following the expiration of the term of his employment agreement and the termination of Mr. Pollok's services at the end of his consulting term would each be treated as a retirement for purposes of the employment agreements.

        In consideration for the foregoing payments and benefits payable upon a termination by South State or the combined bank, as applicable, without cause or by the executive officer for good reason

(and, in the case of Messrs. Hill and Pollok, benefits payable upon termination due to death, disability or retirement), each of the executive officers is required to execute a release of claims in favor of South State or the combined bank, as applicable. In addition, the employment agreements contain restrictive covenants concerning nondisclosure of confidential information at any time following a termination of employment, mutual nondisparagement of either party at any time following a termination of employment (in the case of Ms. Brooks and Messrs. Lapointe, Goettee and Kivett), noncompetition (for a period of two (2) years in the case of Messrs. Hill and Pollok and one (1) year in the case of Ms. Brooks and Messrs. Lapointe, Goettee and Kivett) and nonsolicitation of customers and employees for a period of two (2) years following termination of employment. The severance benefits (and, in the case of Messrs. Hill and Pollok, the retirement benefits) described above are also contingent on the executive officer's compliance with the restrictive covenants. In the event that payments to Messrs. Hill and Pollok become subject to Sections 280G and 4999 of the Code (a) as a result of the merger, the indemnification provisions in their prior employment agreements with South State would apply or (b) as a result of a change in control that occurs following the effective time, such payments would be reduced if such reduction would leave the executive officer better off on an after-tax basis. In the event that payments to Ms. Brooks or Messrs. Lapointe, Goettee or Kivett become subject to Sections 280G and 4999 of the Code, such payments would be reduced if such reduction would leave such executive officer better off on an after-tax basis.

New Director Arrangements

        At the effective time, South State will grant to Robert R. Horger, the current chairman of the South State board of directors and an expected member of the South State board of directors following the effective time, a pay to integrate award of $450,000, which will be payable on the same terms as the pay to integrate awards granted to the executive officers (as described above), subject to any permitted deferral elections made by Mr. Horger, in order to compensate him for his additional responsibilities in connection with the merger and the systems conversion of South State and CenterState.

Superseded Employment Agreements

        As noted above, South State is party to employment agreements with Messrs. Hill, Pollok, Lapointe, Goettee and Kivett and Ms. Brooks, each of which will be superseded at the effective time by the new employment agreements with South State or South State Bank, as described above under "—New Employment Agreements."

        Pursuant to the superseded employment agreements, if during the one (1)-year period (or, in the case of Mr. Hill, the two (2)-year period) following the consummation of the merger (i) the executive officer (other than Mr. Kivett) is given notice of non-renewal of the superseded employment agreement, (ii) the executive officer's employment is terminated by South State for any reason other than death, disability or cause, or by the executive officer for any reason other than death or disability, during the applicable window period (defined as the thirty (30)-day period immediately following elapse of six (6) months following consummation of the merger) or (iii) the executive officer's employment is terminated by the executive officer for good reason, then the executive officer would be entitled to a cash payment equal to a multiple (.99x in the case of Mr. Hill, 2.5x in the case of Mr. Pollok and 2x in the case of Messrs. Lapointe, Goettee and Kivett and Ms. Brooks) of the executive officer's "total compensation," subject, in the case of each executive officer other than Mr. Hill, to the execution of a release of claims. For purposes of the superseded employment agreements, the term "total compensation" means the sum of the executive officer's base salary, the greater of the annual bonus for the fiscal year immediately preceding the fiscal year of termination or the average annual bonus for the prior five (5) fiscal years preceding termination, annual health and dental insurance premiums (and, in the case of Mr. Hill only, fringe benefits).

        If the compensation and benefits payable under the superseded employment agreements with Messrs. Lapointe, Goettee and Kivett and Ms. Brooks would be subject to Section 280G of the Code, such amounts would be reduced to the extent necessary to cause such compensation and benefits to not be subject to Section 280G of the Code. In the case of Messrs. Hill and Pollok, in the event the compensation and benefits payable under the superseded employment agreements would be subject to Section 280G of the Code, Messrs. Hill and Pollok would each be entitled to an additional payment in respect of any excise taxes imposed under Section 4999 of the Code. South State's current estimates indicate that Messrs. Hill and Pollok would not be subject to any such excise tax, and so would not be eligible for such additional payment.

        The superseded employment agreements contain certain restrictive covenants, including a perpetual nondisclosure covenant and covenants concerning noncompetition and nonsolicitation of customers and employees, each of which apply for twelve (12) months (or twenty-four (24) months in the case of Messrs. Hill and Pollok) following the applicable executive officer's termination of employment. In addition to the payments and benefits described above, Mr. Hill is entitled to a payment in respect of his noncompetition obligations equal to his total compensation for two (2) years, payable in two equal lump sum payments six (6) months and one (1) year following termination of employment.

        For an estimate of the amounts that would become payable to South State's named executive officers in respect of their existing employment agreements, see "—Quantification of Payments and Benefits to South State's Named Executive Officers" below. The estimated aggregate amount that would be payable to South State's one (1) executive officer who is party to a superseded employment agreement who is not a named executive officer, as well as L. Andrew Westbrook, whose severance arrangement is described immediately below, in connection with a termination of employment without cause effective as of the effective time of the merger, if the effective time were March 12, 2020, is $993,115.

Severance Arrangements with L. Andrew Westbrook

        Mr. Westbrook, South State's Chief Risk Officer, is eligible to participate in South State's Salary Continuation Policy and South State's Severance Practice. In the event of an involuntary termination of Mr. Westbrook's employment by South State due to the elimination of Mr. Westbrook's position or if Mr. Westbrook were to voluntarily terminate employment in certain cases following a position elimination, Mr. Westbrook would be entitled to one (1) week's base salary for each full year of service, up to a maximum of twelve (12) weeks. Subject to Mr. Westbrook's execution of a release of claims, Mr. Westbrook would also be entitled to (a) an enhanced severance benefit equal to the greater of (x) half of the severance benefit payable under the Salary Continuation Policy and (y) $2,000, and (b) a supplemental severance benefit equal to eight (8) weeks' base salary.

Non-Employee Director Compensation

        Under the merger agreement, with respect to any non-employee director of South State who does not continue as a director of the combined company following the effective time, (a) any unvested equity awards held by such non-employee director granted after January 25, 2020 but prior to the effective time will continue to vest in accordance with their terms following the effective time based on service on the advisory board of South State, (b) a prorated portion of any quarterly cash retainer that is unpaid as of the effective time will be paid at the effective time, and (c) each such non-employee director will be entitled to receive a cash retainer equal to $100,000 in respect of service on the South State advisory board for one (1) year following the effective time.

Tax Planning Strategies

        Under the merger agreement, South State may implement tax planning strategies for the purpose of mitigating the impact of Sections 280G and 4999 of the Internal Revenue Code and thereby preserve certain compensation-related tax deductions that might otherwise be disallowed. Any such tax planning strategies will not include a gross-up of any excise taxes under Section 4999 of the Internal Revenue Code but may include subjecting any payments to South State employees or other service providers that otherwise would be subject to a flat cutback to a better-net cutback such that the payments would be reduced only if the individual would be better off on an after-tax basis. Any such tax planning strategies will be undertaken in consultation with CenterState. As of the date of this joint proxy statement/prospectus, no such tax planning strategies have yet been finalized.

Indemnification; Directors' and Officers' Insurance

        South State is party to indemnification agreements with each of its directors and executive officers that require South State, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers.

Board of Directors and Management of the Combined Company and Combined Bank

        The board of directors of the combined company and the combined bank as of the effective time will have sixteen (16) members, consisting of eight (8) legacy South State directors, one of whom will be the Chief Executive Officer of South State as of immediately prior to the effective time, one of whom will be Mr. Horger and one of whom will be Mr. Pollok, and eight (8) legacy CenterState directors, one of whom will be the Chief Executive Officer of CenterState as of immediately prior to the effective time, one of whom will be Charles W. McPherson (who will serve as lead independent director) and one of whom will be Ernest S. Pinner. Non-employee members of the board of directors of the combined company and the combined bank will be compensated for such service.

        Immediately following the closing of the merger, Mr. Hill will serve as Executive Chairman of the board of directors of the combined company and the combined bank, and the executive management team of the combined company and the combined bank will include Mr. Hill (Executive Chairman of the combined company and the combined bank), Mr. Pollok (Senior Executive Vice President of the combined company and the combined bank), Ms. Brooks (Chief Operating Officer of the combined company and the combined bank) and Mr. Lapointe (Chief Banking Officer of the combined company and the combined bank). In addition, the following executive officers are expected to have the following positions with the combined company and/or the combined bank following the closing of the merger: Mr. Goettee (Central Banking Group President of the combined bank) and Mr. Kivett (Chief Credit Officer, Central and Northern Banking Group of the combined company and the combined bank).

Quantification of Payments and Benefits to South State's Named Executive Officers

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation and benefits payable to each of South State's named executive officers that is based on or otherwise relates to the merger and assumes, among other things, that each of South State's named executive officers experiences a severance-qualifying termination as of the effective time of the merger. The merger-related compensation described below is based on the named executive officers' existing compensation arrangements with South State or South State Bank. It does not include amounts payable to the named executive officers under their new employment arrangements with South State or South State Bank following the effective time of the merger. For additional details regarding the terms of the payments described below, as well as the new employment arrangements between South State or South State

Bank and the named executive officers, see the discussion under "—Interests of South State's Directors and Executive Officers in the Merger" above. The compensation payable to the named executive officers is subject to a non-binding advisory vote of holders of South State common stock, as described in the section entitled "Proposal 3: South State Compensation Proposal" beginning on page 68.

        The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, we have assumed:

  •
  March 12, 2020 as the closing date of the merger;

  •
  a price per share of South State common stock of $77.02 (the average closing market price of South State common stock over the first five (5) business days following the public announcement of the merger on January 27, 2020); and

  •
  a severance-qualifying termination of each named executive officer's employment, effective as of the effective time of the merger.

        The calculations in the tables below do not include amounts that South State's named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in this table also do not include the pay to lead awards and pay to integrate awards discussed in the section entitled "—New Employment Agreements; Pay to Lead and Pay to Integrate Awards" beginning on page 123, as those awards are contingent upon and will vest based on services provided to the combined company following the closing of the merger, including upon a termination without cause or for good reason. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Tax Reimbursement ($)(3)	Total ($)
Named Executive Officers
Robert R. Hill, Jr.	$6,239,438	$4,375,691	$—	$10,615,129
John C. Pollok	$3,355,538	$2,356,791	$—	$5,712,329
Greg A. Lapointe	$1,539,592	$867,524	$—	$2,407,116
Renee R. Brooks	$1,501,748	$913,244	$—	$2,414,992
John S. Goettee	$1,440,282	$570,457	$—	$2,010,739

(1)
The cash amounts payable to Messrs. Hill, Pollok, Lapointe and Goettee and Ms. Brooks consist of the amounts described below.

(a)
Cash Severance. A cash severance payment equal to a multiple (.99x in the case of Mr. Hill, 2.5x in the case of Mr. Pollok and 2x in the case of Messrs. Lapointe and Goettee and Ms. Brooks) of the executive officer's "total compensation" (as defined above under "—Interests of South State's Directors and Executive Officers in the Merger—Superseded Employment Agreements"). Such amount is contingent upon the named executive officer's experiencing a qualifying termination of employment within one (1) year (or, in the case of Mr. Hill, two (2) years) following the completion of the merger (i.e., "double-trigger") and are subject in the case of each named executive officer other than Mr. Hill to the named executive officer's execution of a release of claims.

  (b)
  Noncompete Payment. In the case of Mr. Hill, a payment in respect of his noncompetition obligations equal to his "total compensation" (as defined above under "The Merger—Interests of South State's Directors and Executive Officers in the Merger—Superseded Employment Agreements"). Such amount is contingent upon Mr. Hill's experiencing a qualifying termination of employment within two (2) years following the completion of the merger (i.e., "double-trigger").

  Set forth below is the estimated value of each component of the aggregate cash amount.

Name	Cash Severance ($)	Noncompete Payment ($)	Total ($)
Named Executive Officers
Robert R. Hill, Jr.	$2,065,901	$4,173,537	$6,239,438
John C. Pollok	$3,355,538	$—	$3,355,538
Greg A. Lapointe	$1,539,592	$—	$1,539,592
Renee R. Brooks	$1,501,748	$—	$1,501,748
John S. Goettee	$1,440,282	$—	$1,440,282
(2)
As described in more detail in "The Merger Agreement—Treatment of South State Equity Awards" beginning on page 149, (a) each South State equity award that was granted prior to the execution of the merger agreement on January 25, 2020 and that remains outstanding will vest at the effective time of the merger (i.e., "single-trigger"), with any applicable performance goals deemed satisfied based on the greater of target and actual levels of performance as of immediately prior to the effective time and with each South State stock option to remain exercisable through the remainder of the original term, and (b) each South State equity award granted following January 25, 2020 will vest upon a qualifying termination of employment without cause or for good reason within the three (3)-year period following the effective time (i.e., "double-trigger").

Set forth below are the values of each type of unvested South State equity award held by the named executive officers that would become vested upon the consummation of the merger or a qualifying termination of employment thereafter.

Name	Stock Options Outstanding as of January 25, 2020 (Single- Trigger) ($)	Restricted Stock Awards Outstanding as of January 25, 2020 (Single- Trigger) ($)	Performance- Based Restricted Stock Units Outstanding as of January 25, 2020 (Single- Trigger) ($)	Stock Options Granted Following January 25, 2020 (Double- Trigger) ($)	Restricted Stock Awards Granted Following January 25, 2020 (Double- Trigger) ($)	Performance- Based Restricted Stock Units Granted Following January 25, 2020 (Double- Trigger) ($)	Total ($)
Named Executive Officers
Robert R. Hill, Jr.	$1,191,877	$908,374	$2,275,440	$—	$—	$—	$4,375,691
John C. Pollok	$222,864	$754,565	$1,379,362	$—	$—	$—	$2,356,791
Greg A. Lapointe	$22,581	$—	$844,943	$—	$—	$—	$867,524
Renee R. Brooks	$130,040	$—	$783,204	$—	$—	$—	$913,244
John S. Goettee	$22,581	$—	$547,876	$—	$—	$—	$570,457

(3)
As described above under "—Interests of South State's Directors and Executive Officers in the Merger—Superseded Employment Agreements," in the event the compensation and benefits payable under the superseded employment agreements would be subject to Section 280G of the Code, Messrs. Hill and Pollok would each be entitled to an additional payment in respect of any excise taxes imposed under Section 4999 of the Code. Based on the assumptions set forth above, current estimates indicate that Messrs. Hill and Pollok would not be subject to any such excise tax, and so would not be paid a reimbursement payment.

Interests of CenterState's Directors and Executive Officers in the Merger

        Certain of CenterState's directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of holders of CenterState common stock generally. The CenterState board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the merger and in recommending to holders of CenterState common stock that they vote to approve the CenterState merger proposal, the CenterState compensation proposal and the CenterState adjournment proposal. For more information, see the sections entitled "The Merger—Background of the Merger" beginning on page 79 and "The Merger—CenterState's Reasons for the Merger; Recommendation of the CenterState Board of Directors" beginning on page 87. Such interests are described in more detail below.

        In addition, following completion of the merger, certain members of the CenterState board of directors will serve as directors of the combined company, as further described in the section entitled "—Governance of the Combined Company After the Merger" beginning on page 138.

Treatment of CenterState Equity Awards

        CenterState's executive officers (other than Mr. Pinner) hold one or more of the following awards: stock options to purchase shares of CenterState common stock, CenterState restricted stock awards, CenterState RSUs and CenterState PSUs. Upon completion of the merger, outstanding CenterState equity awards will be treated as follows:

  •
  CenterState Options.  Each CenterState stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will vest and be converted into a vested option to purchase a number of shares of South State common stock (rounded down to the nearest whole share) equal to (i) the number of shares of CenterState common stock subject to the CenterState stock option immediately prior to the effective time multiplied by (ii) 0.3001, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of CenterState common stock of such CenterState stock option immediately prior to the effective time divided by (ii) 0.3001. The converted CenterState stock options will remain exercisable through the remainder of their original terms and will otherwise remain subject to the same terms and conditions as applied immediately prior to the effective time.

  •
  CenterState Restricted Stock Awards.  Each CenterState restricted stock award that is outstanding immediately prior to the effective time will be converted into a restricted stock award with respect to a number of shares of South State common stock (rounded to the nearest whole share) equal to (i) the number of shares of CenterState common stock subject to the CenterState restricted stock award immediately prior to the effective time multiplied by (ii) 0.3001. The converted CenterState restricted stock awards will otherwise remain subject to the same terms and conditions as applied immediately prior to the effective time.

  •
  CenterState RSUs.  Each CenterState RSU that is outstanding immediately prior to the effective time will be converted into a South State RSU equal to (i) the number of shares of CenterState common stock subject to the CenterState RSU immediately prior to the effective time multiplied by (ii) 0.3001. The converted CenterState RSUs will otherwise remain subject to the same terms and conditions as applied immediately prior to the effective time.

  •
  CenterState PSUs.  Each CenterState PSU that is outstanding immediately prior to the effective time will be converted into a South State RSU with respect to a number of shares of South State common stock (rounded to the nearest whole share) equal to (i) the number of shares of CenterState common stock subject to the CenterState PSU immediately prior to the effective time (determined assuming performance goals are satisfied based on the greater of target and actual performance as of immediately prior to the effective time) multiplied by (ii) 0.3001. The converted CenterState PSU will be subject only to time-vesting through the remainder of the originally scheduled performance period (or any later scheduled vesting date) and will otherwise remain subject to the same terms and conditions as applied immediately prior to the effective time.

        Following the effective time, converted CenterState equity awards will vest, to the extent unvested, on a "double-trigger" basis in the event of an award holder's termination of employment by the combined company without "cause" or by the holder for "good reason" prior to the third anniversary of the effective time.

        For an estimate of the amounts that would be realized by each of CenterState's named executive officers upon a qualifying termination event at the effective time in respect of their unvested CenterState equity awards that are outstanding on March 12, 2020 see the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to CenterState's Named Executive Officers" beginning on page 135. The estimated aggregate amount that would be realized by the three CenterState executive officers who are not named executive officers in respect of their unvested outstanding CenterState equity awards if the merger were to be completed on March 12, 2020 and the executive experienced a qualifying termination event on that date is $1,206,562. CenterState's directors who are not executive officers did not hold unvested CenterState equity awards as of March 12, 2020. The amounts in this paragraph were determined using a price per share of CenterState common stock of $23.00 (the average closing market price over the first five (5) business days following the first public announcement of the merger on January 27, 2020). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the closing of the merger following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by CenterState's executive officers and directors who are not executive officers may materially differ from the amounts set forth above.

Existing CenterState Employment Agreements

        CenterState or one of its affiliates is party to existing employment agreements which provide for payments in connection with a termination of employment or change in control, with the following executive officers: John C. Corbett (President and Chief Executive Officer), Stephen D. Young (Executive Vice President and Chief Operating Officer of CenterState and CenterState Bank), Daniel E. Bockhorst (Executive Vice President and Chief Credit Officer of CenterState and CenterState Bank), Jennifer L. Idell (Executive Vice President and Chief Administrative Officer of CenterState and CenterState Bank), Richard Murray, IV (Executive Vice President and Chief Executive Officer of CenterState Bank), William E. Matthews, V (Executive Vice President and Chief Financial Officer of CenterState and CenterState Bank), Mark W. Thompson (President of CenterState Bank) and Beth S. DeSimone (Executive Vice President, Chief Risk Officer and General Counsel of CenterState and CenterState Bank). The completion of the merger will constitute a change in control under the employment agreements for Messrs. Corbett, Young and Bockhorst and Ms. Idell, but it will not constitute a change in control under the employment agreements for Messrs. Thompson, Murray and Matthews and Ms. DeSimone.

        The employment agreements entered into with Messrs. Corbett and Young provide that in the event of a change in control during the term of the agreement, the executive will receive, in lieu of any regular severance entitlement under the agreement, the following amounts:

  •
  a "single-trigger" lump-sum cash payment equal to three (3) times the highest annual compensation as reported on the executive's Form W-2 over the three-year period immediately preceding the year in which the change in control occurs, and

  •
  an additional payment to account for any excise tax payable under Sections 280G and 4999 of the Internal Revenue Code (including any associated taxes thereon).

        As described below under the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState Retention Letters," Messrs. Corbett and Young have each waived their right to receive their "single-trigger" change in control payments in connection with the closing of the merger, in consideration for a "double-trigger" change in control payment to be made upon a termination of employment by the combined company without "cause" or by the executive for "good reason" on or prior to the third anniversary of the effective time.

        The employment agreements entered into with Mr. Bockhorst and Ms. Idell provide that, if a change in control occurs during the term of the agreement, and within twelve (12) months following such change in control, either the executive's employment is terminated by CenterState without "cause" or the executive officer resigns for "good reason," the executive would receive, in lieu of any regular severance payable under the agreement, the following lump sum cash payments:

  •
  For Ms. Idell, two and one-half (2.5) times the sum of (x) base salary, and (y) the highest annual bonus earned during the prior three (3) years immediately preceding the year in which the change in control occurs; and

  •
  For Mr. Bockhorst, two (2) times the highest annual compensation as reported on the executive's Form W-2 over the three (3) year period immediately preceding the year in which the change in control occurs.

        As described below under the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState Retention Letters," Mr. Bockhorst and Ms. Idell have agreed to waive the right to terminate employment for "good reason" solely in connection with the closing of the merger. The executives will continue to be entitled to receive the change in control payments in the event of a termination of employment by the combined company without "cause" or by the executive for "good reason" that occurs prior to the third anniversary of the effective time.

        The employment agreements entered into with Messrs. Murray, Matthews and Thompson and Ms. DeSimone provide that if the executive's employment is terminated by CenterState Bank without "cause" or the executive resigns for "good reason" without regard to a change in control, the executive would receive the following lump sum cash severance payments and benefits, in each case subject to execution and non-revocation of a release of claims:

  •
  For Messrs. Murray and Matthews, a lump-sum cash payment equal to one and one-half (1.5) times the sum of (x) base salary, and (y) the target bonus for the year immediately preceding the year of termination; and

  •
  For Mr. Thompson and Ms. DeSimone, (i) a lump-sum cash payment equal to one times base salary, and (ii) any annual bonus for the last calendar year of employment that remains unpaid.

        In addition, Messrs. Murray, Matthews and Thompson and Ms. DeSimone will be entitled to receive continued medical and dental insurance coverage at CenterState's cost for the executive and his or her dependents for a period up to the end of the employment term under the employment agreement.

        For an estimate of the amounts that would be realized by each of CenterState's named executive officers upon a qualifying termination event at the effective time under their CenterState employment agreements (taking into account their retention letters, as applicable), see the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to CenterState's Named Executive Officers" beginning on page 135. The estimated aggregate amount that would be realized by the three CenterState executive officers who are not named executive officers if the merger were to be completed on March 12, 2020 and the executive experienced a qualifying termination event on that date is $2,980,548.

CenterState Retention Letters

        In connection with the execution of the merger agreement, CenterState entered into retention letter agreements (the "retention letters") with Messrs. Corbett, Young and Bockhorst and Ms. Idell, which amend certain terms of their existing employment agreements with CenterState (the terms of which are described above under "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState Employment Agreements") and memorialize the terms of their continuing employment with the combined company following the closing of the merger. If the merger agreement is terminated, or the executive's employment with CenterState is terminated, before the effective time, then the agreements will be of no further force or effect.

        The retention letters for Messrs. Corbett and Young provide for a waiver of the executive's right to receive his "single-trigger" change in control payment under his employment agreement in connection with the merger. In consideration for such waiver, in the event the executive's employment with the combined company is terminated by the combined company without "cause" or if the executive resigns for "good reason" prior to the third anniversary of the closing of the merger (or if there is a subsequent change in control of the combined company during the employment term), then the executive will receive a lump sum cash payment equal to (i) the amount of the change in control payment that would have been payable under the terms of the executive's existing agreement with CenterState (which amounts are described above) plus (ii) in order to facilitate the waiver in a manner that complies with applicable tax requirements, an additional 25% of such change in control payment.

        The retention letters for Mr. Bockhorst and Ms. Idell provide for a waiver of the executive's right to resign for "good reason" solely in connection with the closing of the merger as a result of the executive's assignment of duties and responsibilities with the combined company. In the event the executive's employment with the combined company is terminated by the combined company without "cause" or by the executive for "good reason" (as such terms are defined in the applicable employment agreement) within three (3) years following the closing of the merger, then the executive will receive a lump sum cash payment equal to the amount of the change in control payment payable under the terms of his or her existing employment agreement with CenterState.

        The retention letters for Mr. Bockhorst and Ms. Idell also provide that in connection with the closing of the merger, each of the executives will be eligible to receive a pay to lead award and a pay to integrate award. The pay to lead awards will be granted on the closing date of the merger in the form of a South State RSU, each having a grant date value equal to $670,000, and will cliff-vest on the second anniversary of the closing date, subject to the executive's continued employment with the combined company through such date. The pay to integrate awards will each be in the amount of $330,000 and will be payable in a lump sum on the date that is thirty (30) days following the successful completion of the systems' conversion, subject to the executive's continued employment with the combined company through such date. In the event of the executive's termination of employment without "cause" or for "good reason" or due to death or "disability," then the pay to lead award will vest in full and become payable, and the pay to integrate bonus will be deemed earned in full and become payable.

Pay to Lead and Pay to Integrate Awards

        As described above, Mr. Bockhorst and Ms. Idell are each entitled to a pay to lead award and a pay to integrate award pursuant to their retention letters. Certain other executive officers and non-employee directors will be granted pay to lead awards and/or pay to integrate awards prior to the closing of the merger, in each case subject to the individual's continued employment or service through the second anniversary of the closing of the merger (in the case of the pay to lead awards) or through the systems' conversion date (in the case of the pay to integrate awards). It is expected that Ernest S. Pinner (Chair of the CenterState board of directors) will be granted a pay to integrate award equal to $450,000, although no such award has been granted as of the date of this joint proxy statement/prospectus. The aggregate amounts in respect of pay to lead awards and pay to integrate awards that will be granted to CenterState executive officers who are not named executive officers are $1,000,000 and $500,000, respectively. Other than the pay to lead awards and pay to integrate awards provided to Mr. Bockhorst and Ms. Idell pursuant to their retention letters, no such awards have yet been granted as of the date of this joint proxy statement/prospectus.

CenterState SERP Agreements

        CenterState or one of its affiliates is party to supplemental executive retirement plan ("SERP") agreements that provide for payments in connection with a change in control, with the following executive officers: Mr. Corbett, Mr. Young, Mr. Pinner, Mr. Murray and Mr. Matthews. The completion of the merger will constitute a change in control under the SERP agreements.

        The SERP agreements entered into with Messrs. Corbett and Young provide that if a change in control occurs prior to the executive reaching age 65, then the executive will receive a lump sum payment equal to the present value, determined as of the date of the change in control and using a 6% discount rate, of the present value (also using a 6% discount rate) of the 18 year stream of payments of the executive's "projected benefit" at age sixty-five (65). Although Messrs. Corbett and Young are currently fully vested in their SERP benefits, neither Mr. Corbett nor Mr. Young has reached age 65, and each executive will therefore be entitled to receive the lump sum payment in connection with the closing of the merger.

        The SERP agreement entered into with Mr. Pinner provides that beginning on the normal retirement date (which was December 15, 2013), Mr. Pinner will receive monthly continuation payments, which commenced in January 2014. In the event of a change in control following the normal retirement date, the monthly payments will cease and Mr. Pinner will be entitled to receive a lump sum cash payment equal to the present value of all remaining payments (using a 2% discount rate) payable to him under the agreement. On March 13, 2020, Mr. Pinner's SERP agreement was amended to change the discount rate to be used to calculate the lump sum payable to him from 7% to 2%. Accordingly, Mr. Pinner will be entitled to receive the lump sum payment in connection with the closing of the merger. Mr. Pinner is currently fully vested in his SERP benefit.

        Under the SERP agreements entered into with Messrs. Murray and Matthews, each executive will become fully vested in his "full benefit" amount in connection with the completion of the merger and will be entitled to receive the full benefit amount in the form of monthly continuation payments for a period of up to one hundred eighty (180) months, payable beginning at the later of age sixty-five (65) or a separation from service. The full annual benefit amount for each of Messrs. Murray and Matthews is $240,000, for an annual aggregate amount of $480,000.

Arrangements with South State

        As of the date of this joint proxy statement/prospectus, there are no employment, equity contribution or other agreements, arrangements or understandings between any CenterState non-employee directors or executive officers, on the one hand, and South State, on the other hand. The merger is not conditioned upon any non-employee director or executive officer of CenterState entering into any such agreements, arrangements or understandings.

2020 Annual Bonuses

        Under the merger agreement, CenterState may establish annual incentive targets and performance goals under its annual cash incentive and other non-equity bonus plans in respect of fiscal year 2020 in the ordinary course of business consistent with past practice, and any such awards may be paid based on the greater of target and actual levels of performance at the time such awards are typically paid.

Indemnification; Directors' and Officers' Insurance

        As further described in the section below entitled "The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance," the merger agreement provides that from and after the effective time, the combined company will generally indemnify and hold harmless and will advance expenses as incurred to the CenterState indemnified parties (as defined below and which includes the CenterState directors and executive officers), whether arising before or after the effective time, arising out of the fact that any such person is or was a director or officer of CenterState or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement. The merger agreement generally requires the combined company to maintain in effect for a period of six (6) years after the effective time the current policies of directors' and officers' liability insurance maintained by CenterState with respect to claims arising from facts or events which occurred at or before the effective time.

Board of Directors and Management of the Combined Company and Combined Bank

        The board of directors of the combined company and the combined bank as of the effective time will have sixteen (16) members, consisting of eight (8) legacy South State directors and eight (8) legacy CenterState directors, as described above under the section "The Merger—Interests of South State's Directors and Executive Officers in the Merger—Board of Directors and Management of the Combined Company and Combined Bank." Immediately following the closing of the merger, the executive management team of the combined company and the combined bank will include Mr. Corbett (Chief Executive Officer of the combined company and President and Chief Executive Officer of the combined bank), Mr. Young (Senior Executive Vice President and Chief Strategy Officer of the combined company and the combined bank), Mr. Murray (President of the combined company and Senior Executive Vice President of the combined bank) and Mr. Matthews (Chief Financial Officer of the combined company and the combined bank). In addition, the following executive officers are expected to have the following positions with the combined company and/or the combined bank following the closing of the merger: Mr. Bockhorst (Chief Credit Officer of the combined company and the combined bank), Ms. Idell (Chief Administrative Officer of the combined company and the combined bank), Ms. DeSimone (Chief Risk Officer and General Counsel of the combined company and the combined bank) and Mr. Thompson (President of the Southern Division of the combined bank).

Quantification of Payments and Benefits to CenterState's Named Executive Officers

        The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of CenterState's "named executive officers" (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the merger. The amounts listed below are estimates based on assumptions that may or may not actually occur, including that (1) the effective time of the merger occurs on March 12, 2020, (2) each named executive officer experiences a qualifying termination event as of the effective time of the merger, and (3) the price per share of CenterState common stock at the effective time of the merger is $23.00 (the average closing market price over the first five (5) business days following the first public announcement of the merger on January 27, 2020, as required by Item 402(t) of Regulation S-K).

        The calculations in the tables below do not include amounts that CenterState's named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in this table also do not include compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the merger, such as the pay to lead awards and pay to integrate awards discussed in the sections entitled "—CenterState Retention Letters" and "Pay to Lead and Pay to Integrate Awards" beginning on pages 133 and 134, respectively, which awards are contingent upon and will vest based on services provided to the combined company following the closing of the merger, including upon a termination without cause or for good reason. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Named Executive Officers	Cash(1)	Equity(2)	Pension / NQDC(3)	Perquisites / Benefits(4)	Tax Reimbursement(5)	Total
John C. Corbett	$6,175,511	$2,236,612	$—	$—	$—	$8,412,123
Jennifer L. Idell	$1,750,000	$477,986	$—	$—	$—	$2,227,986
Stephen D. Young	$3,741,490	$1,095,214	$—	$—	$—	$4,836,704
Richard Murray, IV	$1,425,000	$343,689	$2,529,105	$37,381	$—	$4,335,175
William E. Matthews, V	$1,353,750	$343,689	$2,529,105	$25,261	$—	$4,251,805
Ernest S. Pinner(6)	$—	$—	$—	$—	$—	$—

(1)
Cash. As described in the section entitled "The Merger—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState Employment Agreements," represents lump sum severance payments by CenterState equal to (i) for Messrs. Corbett and Young, an amount equal to three (3) times the highest annual compensation as reported on the executive's W-2 over the three-year period preceding the closing of the merger, payable on a "single trigger" basis, (ii) for Ms. Idell, two and one-half (2.5) times the sum of (A) base salary and (B) the highest annual bonus earned during the prior three (3) years, payable on a "double-trigger" basis, and (iii) for Messrs. Murray and Matthews, one and one-half (1.5) times the sum of (A) base salary and (B) target bonus for the year immediately preceding the year of termination, payable on a "double-trigger" basis:

Named Executive Officers	W-2 Compensation/ Base Salary	Bonus	Total
John C. Corbett	$6,175,511	$—	$6,175,511
Jennifer L. Idell	$1,000,000	$750,000	$1,750,000
Stephen D. Young	$3,741,490	$—	$3,741,490
Richard Murray, IV	$750,000	$675,000	$1,425,000
William E. Matthews, V	$712,500	$641,250	$1,353,750
(2)
Equity. As described in the section entitled "The Merger Agreement—Treatment of CenterState Equity Awards," represents the value of the CenterState restricted stock awards, CenterState RSUs and CenterState PSUs, calculated as follows (no CenterState named executive officers hold CenterState stock options or warrants):

Named Executive Officers	Restricted Stock Awards(a)	RSUs(b)	PSUs(c)	Value of All Equity Awards
John C. Corbett	$—	$834,026	$1,402,586	$2,236,612
Jennifer L. Idell	$51,750	$151,317	$274,919	$477,986
Stephen D. Young	$—	$406,226	$688,988	$1,095,214
Richard Murray, IV	$—	$141,243	$202,446	$343,689
William E. Matthews, V	$—	$141,243	$202,446	$343,689

(a)
Represents the value of outstanding CenterState Restricted Stock Awards that would accelerate on a "double-trigger" basis in the event of a termination of employment without "cause" or for "good reason" within three (3) years of the closing date, calculated at a per share value of $23.00, multiplied by the number of shares of CenterState common stock subject to the CenterState Restricted Stock Award awarded to the named executive officer.

(b)
Represents the value of the CenterState RSUs that would accelerate on a "double-trigger" basis in the event of a termination of employment without "cause" or for "good reason" within three (3) years of the closing date, calculated at a per share value of $23.00, multiplied by the number of shares of CenterState common stock subject to the CenterState RSU awarded to the named executive officer.

(c)
Represents the value of the CenterState PSUs that would accelerate on a "double-trigger" basis in the event of a termination of employment without "cause" or for "good reason" within three (3) years of the closing date, calculated at a per share value of $23.00, multiplied by the number of shares of CenterState common stock subject to the CenterState PSU awarded to the named executive officer (based on a number of shares deliverable upon achievement of the performance goals at target levels).
(3)
Pension/NQDC. As described above under "—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState SERP Agreements," represents the net present value of continuation payments to Messrs. Murray and Matthews that fully vest on a "single-trigger" basis in connection with the completion of the merger. The annual payment for each NEO is $240,000 for a term of 15 years, and is payable beginning at the later of age 65 or a separation from service.

(4)
Perquisites / Benefits. As described above under "—Interests of CenterState's Directors and Executive Officers in the Merger—Existing CenterState Employment Agreements," represents medical and dental insurance coverage at CenterState's cost for each of Messrs. Murray and Matthews and the executive's dependents for a period up to the end of the employment term under the executive's employment agreement, payable on a "double-trigger" basis.

(5)
Tax Reimbursement. As described above under "—Interests of CenterState's Directors and Executive Officers in the Merger—Existing CenterState Employment Agreements," in the event the compensation and benefits payable under the existing employment agreements for Messrs. Corbett and Young would be subject to Section 280G of the Code, the executives would be entitled to an additional payment in respect of any excise taxes imposed under Section 4999 of the Code. Since each of Messrs. Corbett and Young has waived his right to receive his "single-trigger" change in control payment in connection with the merger (as described in the section entitled "—Interests of CenterState's Directors and Executive Officers in the Merger—CenterState Retention Letters"), the change in control payments will not be subject to any excise tax, and no reimbursement payment will be made.

(6)
On January 1, 2020, Mr. Pinner stepped down as Executive Chairman of CenterState. Pursuant to the terms of his employment agreement with CenterState, Mr. Pinner received a lump sum cash severance payment equal to one times his base salary. Except for the lump sum payment under his SERP agreement (including change in the discount rate used to calculate such amount), Mr. Pinner is not currently entitled to receive any additional cash payments or benefits in connection with the merger. As of the date of this joint proxy statement/prospectus, Mr. Pinner does not hold any outstanding equity awards.

Governance of the Combined Company After the Merger

Articles Amendment

        In connection with the merger, South State's articles of incorporation will be amended to increase the number of authorized shares of South State common stock from eighty million (80,000,000) shares to one hundred sixty million (160,000,000) shares. A copy of the South State articles amendment is attached to this joint proxy statement/prospectus as Annex B.

        The articles of incorporation of South State as in effect immediately prior to the effective time, as amended as described above, will be the articles of incorporation of the combined company, until thereafter amended in accordance with applicable law.

Bylaws

        Prior to closing, the South State board of directors will take all actions necessary to cause the bylaws of South State to be amended as set forth in the South State bylaw amendment, and as so amended, effective upon the completion of the merger, the bylaws of South State will be the bylaws of the combined company, until thereafter amended as provided therein or in accordance with applicable law. The South State bylaw amendment implements certain governance arrangements for the combined company following completion of the merger.

        From and after the effective time and until the thirty-six (36) month anniversary of the effective time (the "specified period"), the provisions of the bylaw amendment implementing the governance arrangements for the combined company, and any other provision of the bylaws of South State that sets forth the authority and responsibility of the Executive Chairman, the Chief Executive Officer or President, may be modified, amended or repealed, and any bylaw provision or other resolution inconsistent with such provisions may be adopted, by the board of directors of the combined company only by (and any such modification, amendment, repeal or inconsistent bylaw provisions and other resolutions may be proposed or recommended by the board of directors of the combined company for adoption by the shareholders of South State only by) an affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company.

Board of Directors

        The board of directors of the combined company and the combined bank as of the effective time will have sixteen (16) members, consisting of:

  •
  eight (8) legacy South State directors, one of whom will be the Chief Executive Officer of South State as of immediately prior to the effective time, one of whom will be Robert R. Horger and one of whom will be John C. Pollok; and

  •
  eight (8) legacy CenterState directors, one of whom will be the Chief Executive Officer of CenterState as of immediately prior to the effective time, one of whom will be Charles W. McPherson (who will serve as lead independent director) and one of whom will be Ernest S. Pinner.

        The South State bylaw amendment provides that during the specified period, the number of directors that comprises the entire board of directors of the combined company will be sixteen (16) and any vacancy on the board of directors of the combined company created by the cessation of service for any reason by (i) a legacy South State director will be filled by the board of directors of the combined company with a nominee selected by a committee of the board of directors of the combined company comprised of all of the legacy South State directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed) (the "legacy South State directors nominating committee") and (ii) a legacy CenterState director will be filled by the board of directors of the combined company with a nominee selected by a committee of the board of directors of the combined company comprised of all of the legacy CenterState directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed) (the "legacy CenterState directors nominating committee"). The "legacy South State directors" and the "legacy CenterState directors" means, respectively, the directors of South State and CenterState who were selected to be directors of the combined company and the combined bank by South State or CenterState, as the case may be, as of the effective time, pursuant to the merger agreement, and any directors of the combined company or the combined bank, as applicable, who were subsequently nominated and elected to fill a vacancy created by the cessation of service of a legacy South State director or legacy CenterState director, respectively, pursuant to the South State bylaw amendment as described above.

        The legacy South State directors nominating committee will determine which class of directors each legacy South State director will join as of the effective time and the legacy CenterState directors nominating committee will determine which class of directors each legacy CenterState director will join as of the effective time, in each case subject to achieving as near as possible proportional representation of legacy South State directors and legacy CenterState directors in each of the different classes of the board of directors of the combined company.

        As of the date of this joint proxy statement/prospectus, South State has fourteen (14) members on its board of directors.

        South State's bylaws currently provide that directors may not be over seventy-two (72) years of age at the time of the shareholders' meeting at which they are elected. Pursuant to the South State bylaw amendment, this provision will be deemed waived with respect to the individuals initially serving as legacy South State directors or legacy CenterState directors, as applicable, as of the effective time, and the board of directors of the combined company may further waive such requirement for one or more directors if it determines that doing so is in the best interests of South State and its shareholders.

Committees of the Board of Directors of the Combined Company

        The South State bylaw amendment provides that the board of directors of the combined company will have four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee (which, during the specified period, will consist of the legacy South State directors nominating committee and the legacy CenterState directors nominating committee) and a Risk Committee. The board of directors of the combined company may by resolution (which, during the specified period, will require the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company) establish any committees not expressly contemplated by South State's bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the combined company and may prescribe the composition, duties and procedures thereof. Pursuant to the South State bylaw amendment, during the specified period, (i) each committee of the board of directors of the combined company (other than the legacy South State directors nominating committee and the legacy CenterState directors nominating committee) will

(1) have at least four (4) members and (2) be composed of fifty percent (50%) legacy South State directors and fifty percent (50%) legacy CenterState directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed)), and (ii) the chairman of the Audit Committee and Risk Committee will be a legacy South State director and the chairman of the Nominating Committee and Compensation Committee will be a legacy CenterState director (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the NASDAQ (or other national securities exchange on which the combined company's securities are listed)). In addition, South State's existing bylaws provide for an Executive Committee, and the South State bylaw amendment provides that, at any time during the specified period in which an Executive Committee is in existence, the chairman of the Executive Committee will be Robert R. Hill, Jr. and John C. Corbett will serve as a member of the Executive Committee.

Executive Management Team and Lead Independent Director

        Effective as of the effective time, (i) Robert R. Hill, Jr. will serve as the Executive Chairman of the combined company and of the boards of directors of the combined company and the combined bank, (ii) John C. Corbett will serve as the Chief Executive Officer of the combined company and the President and Chief Executive Officer of the combined bank, (iii) Richard Murray, IV will serve as the President of the combined company and Senior Executive Vice President of the combined bank, (iv) Greg A. Lapointe will serve as the Chief Banking Officer of the combined company and the combined bank, (v) William E. Matthews, V will serve as the Chief Financial Officer of the combined company and the combined bank, (vi) Renee R. Brooks will serve as the Chief Operating Officer of the combined company and the combined bank, (vii) Stephen D. Young will serve as Senior Executive Vice President and Chief Strategy Officer of the combined company and the combined bank and (viii) John C. Pollok will serve as Senior Executive Vice President of the combined company and the combined bank.

        During the specified period, (i) any removal of (1) Mr. Hill in his capacity as the Executive Chairman of the combined company and of the boards of directors of the combined company and the combined bank, (2) Mr. Corbett in his capacity as the Chief Executive Officer of the combined company and President and Chief Executive Officer of the combined bank and (3) Mr. McPherson as lead independent director of the board of directors of the combined company, (ii) any amendment or modification to any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment or (iv) any modification to any of their respective reporting relationships as set forth in the bylaw amendment will, in each case, require the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company.

        During the specified period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. Hill or Mr. Corbett serving in the capacities set forth above (or any of such individuals' successors selected and appointed in accordance with the South State bylaw amendment), an individual approved by the affirmative vote of at least seventy-five percent (75%) of the entire board of directors of the combined company will be appointed to serve in such capacity. In addition, during the specified period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. McPherson (or any of his successors selected and appointed in accordance with the South State bylaw amendment), a legacy CenterState director selected by the legacy CenterState directors nominating committee will be appointed to serve as lead independent director.

Name and Headquarters After the Merger

        The South State bylaw amendment provides that, during the specified period, the name of the combined company will be "South State Corporation" and the name of the combined bank will be "South State Bank, National Association", and (i) the headquarters and principal office of the combined company will be located in Winter Haven, Florida and (ii) the combined bank will have its main office in Winter Haven, Florida.

Accounting Treatment

        South State and CenterState prepare their respective financial statements in accordance with GAAP. Although the parties have structured the merger as a merger of equals, GAAP requires that one of the combining entities be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, and South State will be treated as the accounting acquirer. In a business combination effected primarily by transferring cash or stock, the acquirer usually is the entity that transfers the cash or stock. In identifying South State as the acquiring entity for accounting purposes, South State and CenterState took into consideration a number of factors, including the legal acquirer, the entity issuing stock, the surviving entity, the relative voting rights of all equity instruments in the combined company, the intended corporate governance structure of the combined company and the terms of the exchange of equity securities in the merger. No single factor was the sole determinant in the overall conclusion that South State is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Regulatory Approvals

        To complete the merger, South State and CenterState need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, South State and CenterState have agreed to cooperate with each other and use reasonable best efforts to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve Board and the OCC. Under the terms of the merger agreement, neither South State nor CenterState is required to take any action or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to South State and its subsidiaries, taken as a whole).

        The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of CenterState common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

        South State and CenterState believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies' ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board

        The merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the BHC Act. In addition, South State has elected to be treated as a financial holding company under the BHC Act following the completion of the merger. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

        In considering an application under section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the "CRA"), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of South State and CenterState in meeting the credit needs of the entire community, including low- and moderate-income customers and communities, served by their depository institution subsidiaries. In their most recent CRA performance evaluations, South State's wholly-owned subsidiary, South State Bank, and CenterState's wholly-owned subsidiary, CenterState Bank, received "Satisfactory" and "Outstanding" ratings, respectively.

        The filing of the application to the Federal Reserve Board occurred on March 5, 2020.

Office of the Comptroller of the Currency

        The merger of South State Bank with and into CenterState Bank, renamed "South State Bank, National Association", requires the prior approval of the Office of the Comptroller of the Currency (the "OCC") under the Bank Merger Act and the National Bank Act. In evaluating an application, the OCC generally considers: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the banks party to the bank merger, (iii) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings, (iv) the banks' effectiveness in combating money-laundering activities and (v) the extent to which the bank merger would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

        The filing of the application to the OCC occurred on March 5, 2020.

Public Notice and Comments

        The BHC Act, the Bank Merger Act and Federal Reserve Board and OCC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve and the OCC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties' CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by these agencies.

Department of Justice Review and Waiting Periods

        In addition to the Federal Reserve Board and the OCC, the Antitrust Division of the Department of Justice (the "DOJ") conducts a concurrent competitive review of the merger to analyze the merger's competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger's effect on competition differently than the Federal Reserve Board or the OCC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the merger's effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Additional Regulatory Approvals and Notices

        Notifications and/or applications requesting approval will also be submitted to various other federal and state regulatory authorities and self-regulatory organizations, including, but not limited to, the state banking regulators of Georgia, Alabama, Virginia, North Carolina and South Carolina, as well as the South Carolina Department of Insurance.

Stock Exchange Listings

        South State common stock is listed for trading on the NASDAQ under the symbol "SSB". CenterState common stock is listed on the NASDAQ under the symbol "CSFL". In the merger, the CenterState common stock currently listed on the NASDAQ will be delisted from such exchange and deregistered under the Exchange Act.

        Under the terms of the merger agreement, South State will cause the shares of South State common stock to be issued in the merger to be approved for listing on the NASDAQ, subject to official notice of issuance. The merger agreement provides that neither South State nor CenterState will be required to complete the merger if such shares are not authorized for listing on the NASDAQ, subject to official notice of issuance. Following the merger, shares of South State common stock will continue to be listed on the NASDAQ.

Appraisal or Dissenters' Rights in the Merger

        Under Section 33-13-102(b) of the SCBCA, the holders of South State common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the South State special meeting, South State's shares are listed on a national securities exchange. South State common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the South State special meeting. If the merger is completed, holders of South State common stock will not receive any consideration, and their shares of South State common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NASDAQ at the effective time of the merger. Accordingly, holders of South State common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

        Under Section 607.1302 of the FBCA, the holders of CenterState common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the CenterState special meeting, CenterState's shares are listed on a national securities exchange. CenterState common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the CenterState special meeting. In addition, the holders of CenterState common stock will receive shares of South State common stock as consideration in the merger, which shares are currently listed on the NASDAQ, and are expected to continue to be so listed at the effective time. Accordingly, the holders of CenterState common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

Litigation Related to the Merger

        On March 17, 2020, a complaint, captioned Shiva Stein v. CenterState Bank Corporation et al., No. 1:20-cv-00379 (D. Del.), was filed by a purported shareholder of CenterState in the U.S. District Court for the District of Delaware. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 19, 2020, a putative class action complaint, captioned Paul Parshall v. Center State Bank Corporation, et al., No. 1:20-cv-00398 (D. Del.), was filed in the U.S. District Court for the District of Delaware. The complaint names CenterState, the CenterState board of directors and South State as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages, the certification of the shareholder class and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 31, 2020, a complaint, captioned Dean Drulias v. CenterState Bank Corporation et al., No. 2020-CA-001236, was filed by a purported shareholder of CenterState in the Circuit Court of the 10th Judicial Circuit, Polk County, Florida. The complaint names CenterState, the CenterState board of directors and South State as defendants. The complaint alleges breaches of fiduciary duty in connection with the merger, including challenges to the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, a finding of breach of fiduciary duty, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On March 31, 2020, a complaint, captioned Phillip Mabe v. CenterState Bank Corporation et al., No. 1:20-cv-02683 (S.D.N.Y), was filed by a purported shareholder of CenterState in the U.S. District Court for the Southern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 6, 2020, a complaint, captioned Grady Cooksey v. CenterState Bank Corporation et al., No. 1:20-cv-01709 (E.D.N.Y), was filed by a purported shareholder of CenterState in the U.S. District Court for the Eastern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 8, 2020, a putative class action complaint, captioned Jeffrey Johnson v. CenterState Bank Corporation, et al., No. 1:20-cv-02905 (S.D.N.Y.), was filed in the U.S. District Court for the Southern District of New York. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction against proceeding with the vote on, or closing of the merger, damages, the certification of the shareholder class and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        On April 14, 2020, a complaint, captioned Stephen Bushansky v. CenterState Bank Corporation et al., No. 1:20-cv-01597-CAP (N.D. Ga.), was filed by a purported shareholder of CenterState in the U.S. District Court for the Northern District of Georgia. The complaint names CenterState and the CenterState board of directors as defendants. The complaint asserts claims under Section 14(a) and Section 20(a) of the Exchange Act challenging the adequacy of the disclosures relating to the merger made in this joint proxy statement/prospectus. The complaint seeks, among other relief, an injunction preventing the closing of the merger, rescission of the merger if it is consummated, damages and an award of plaintiffs' attorneys' and experts' fees. South State and CenterState believe the claims asserted in the lawsuit are without merit.

        Additional lawsuits arising out of or relating to the merger agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, neither South State nor CenterState will necessarily announce such additional filings.

 THE MERGER AGREEMENT

        This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about South State or CenterState. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings South State and CenterState make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page 193 of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

        The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about South State and CenterState contained in this joint proxy statement/prospectus or in the public reports of South State or CenterState filed with the SEC may supplement, update or modify the factual disclosures about South State and CenterState contained in the merger agreement. The merger agreement contains representations and warranties by South State, on the one hand, and by CenterState, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by South State and CenterState were qualified and subject to important limitations agreed to by South State and CenterState in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that South State and CenterState each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about South State and CenterState at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled "Where You Can Find More Information" beginning on page 193.

Structure of the Merger

        Each of South State's and CenterState's respective boards of directors has unanimously approved the merger agreement and the completion of the transactions contemplated thereby, including the merger. The merger agreement provides for the merger of CenterState with and into South State, with South State continuing as the surviving corporation in a merger of equals. Following the completion of the merger, South State Bank will merge with and into CenterState Bank, with CenterState Bank as the surviving bank in the bank merger, which will adopt the name "South State Bank, National Association".

        Prior to the completion of the merger, South State and CenterState may, by mutual agreement, change the method or structure of effecting the combination of South State and CenterState if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that (unless the merger agreement is so amended in accordance with the terms thereof) no such change may (1) alter or change the exchange ratio or the number of shares of South State common stock received by holders of CenterState common stock in exchange for each share of CenterState common stock, (2) adversely affect the tax treatment of CenterState's shareholders or South State's shareholders pursuant to the merger agreement, (3) adversely affect the tax treatment of CenterState or South State pursuant to the merger agreement or (4) materially impede or delay the completion of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

        Each share of CenterState common stock issued and outstanding immediately prior to the effective time, except for shares of CenterState common stock owned by CenterState or South State (in each case other than shares of CenterState common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CenterState or South State in respect of debts previously contracted), will be converted into the right to receive 0.3001 shares of South State common stock.

        All of the shares of CenterState common stock converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and will cease to exist as of the effective time and each old certificate (which includes reference to book-entry account statements relating to the ownership of shares of CenterState common stock) previously representing any such shares of CenterState common stock will thereafter represent only the right to receive (i) a new certificate representing the number of whole shares of South State common stock which such shares of CenterState common stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CenterState common stock represented by such old certificate have been converted into the right to receive, without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to the terms of the merger agreement, in each case, without any interest thereon.

        If, prior to the effective time, the outstanding shares of CenterState common stock or South State common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give South State and the holders of CenterState common stock the same economic effect as contemplated by the merger agreement prior to such event; provided that this will not permit CenterState or South State to take any action with respect to its securities or otherwise that is prohibited by the terms of the merger agreement.

        At the effective time, all shares of CenterState common stock that are owned by CenterState or South State (in each case other than shares of CenterState common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CenterState or South State in respect of debts previously contracted) will be cancelled and will cease to exist and no South State common stock or other consideration will be delivered in exchange therefor.

Fractional Shares

        South State will not issue any fractional shares of South State common stock in the merger. Instead, a former holder of CenterState common stock who otherwise would have received a fraction of a share of South State common stock will receive an amount in cash (rounded to the nearest whole cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of South State common stock on the NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger (the "South State closing share value") by (ii) the fraction of a share (after taking into account all shares of CenterState common stock held by such holder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of South State common stock which such holder would otherwise be entitled to receive.

Governing Documents

        At the effective time, the articles of incorporation of South State, as amended by the South State articles amendment, will be the articles of incorporation of the combined company until thereafter amended in accordance with applicable law, and the bylaws of South State, as amended by the South State bylaw amendment, will be the bylaws of the combined company until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of the combined company, see the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

Treatment of CenterState Equity Awards and Warrants

CenterState Options

        At the effective time, each outstanding option to purchase shares of CenterState common stock, whether vested or unvested, will vest and be converted into a vested option to purchase shares of South State common stock, with the number of shares underlying such South State stock option and the applicable exercise price adjusted based on the exchange ratio.

CenterState Warrants

        At the effective time, each outstanding warrant to purchase shares of CenterState common stock will be converted into a warrant to purchase shares of South State common stock, with the number of shares underlying such South State warrant and the applicable exercise price adjusted based on the exchange ratio.

CenterState Restricted Stock Awards and CenterState RSUs

        At the effective time, each outstanding restricted stock award in respect of shares of CenterState common stock and each outstanding time-vesting RSU in respect of shares of CenterState common stock will be converted into a corresponding restricted stock award or time-vesting RSU, as applicable, in respect of shares of South State common stock, with the number of shares underlying such South State restricted stock award or South State RSU adjusted based on the exchange ratio.

CenterState PSUs

        At the effective time, each outstanding CenterState PSU will be converted into a time-vesting South State RSU, with the number of shares underlying such South State RSU determined assuming performance goals are satisfied at the greater of target and actual levels of performance as of immediately prior to the effective time and adjusted based on the exchange ratio.

        Following the effective time, South State stock options, warrants, restricted stock awards and RSUs issued in respect of converted CenterState equity awards will remain subject to the same terms and conditions as were applicable to the corresponding CenterState stock options, warrants, restricted stock awards, RSUs and PSUs immediately prior to the effective time, except that each such South State stock option and South State warrant will remain exercisable through the remainder of the original term of the corresponding CenterState stock option or CenterState warrant and each South State RSU that was a CenterState PSU will continue to vest based solely on continued service following the effective time.

        Following the effective time, South State restricted stock awards and South State RSUs issued in respect of converted CenterState restricted stock awards, CenterState RSUs and CenterState PSUs will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

Treatment of South State Equity Awards

        At the effective time, each South State stock option, restricted stock award and PSU in respect of shares of South State common stock that was outstanding as of January 25, 2020 and that remains outstanding and unvested as of the effective time will vest in full at the effective time, with any applicable performance goals deemed satisfied based on the greater of target and actual levels of performance as of immediately prior to the effective time and with each South State stock option to remain exercisable through the remainder of the original term. Any equity awards denominated in shares of South State common stock granted following January 25, 2020 that remain outstanding as of the effective time will remain outstanding and eligible to vest in accordance with their terms following the effective time, except that any such awards will be eligible to vest on a "double-trigger" basis upon a termination of employment by the combined company without cause or by the holder of such award for good reason within three (3) years following the effective time.

Closing and Effective Time of the Merger

        Subject to the terms and conditions of the merger agreement, the closing of the merger will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date, time or place is agreed to in writing by CenterState and South State (the date on which the closing occurs being the "closing date").

        On or (if agreed by CenterState and South State) prior to the closing date, South State and CenterState, respectively, will cause to be filed articles of merger with the Secretary of State of the State of South Carolina and articles of merger with the Secretary of State of the State of Florida. The merger will become effective at such time as specified in the articles of merger in accordance with the relevant provisions of the SCBCA and the FBCA, or at such other time as provided by applicable law (such time being the "effective time").

Conversion of Shares; Exchange of CenterState Stock Certificates

Letter of Transmittal

        As promptly as practicable after the effective time, but in no event later than five (5) days thereafter, the combined company will cause the exchange agent to mail to each holder of record of one or more old certificates representing shares of CenterState common stock immediately prior to the effective time that have been converted at the effective time into the right to receive South State common stock a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the old certificates will pass, only upon proper delivery of the old certificates to the exchange agent) and instructions for use in effecting the surrender of the old certificates in exchange for new certificates representing the number of whole shares of South State common stock and any cash in lieu of fractional shares, which the shares of CenterState common stock represented by such old certificate or old certificates will have been converted into the right to receive pursuant to the merger agreement as well as any dividends or distributions to be paid pursuant to the terms of the merger agreement. In the event any old certificate for CenterState common stock has been lost, stolen or destroyed, the exchange agent will issue the shares of South State common stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to the merger agreement upon receipt of (1) an affidavit of that fact by the person claiming such old certificate to be lost, stolen or destroyed and (2) if required by the combined company or the exchange agent, the posting by such person of a bond in such amount as the combined company or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

        After the effective time, there will be no transfers on the stock transfer books of CenterState of the shares of CenterState common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for new certificates representing shares of South State common stock and any cash in lieu of fractional shares, as provided in the merger agreement.

        None of South State, CenterState, the combined company, the exchange agent or any other person is or will be liable under the terms of the merger agreement to any former holder of shares of CenterState common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of CenterState common stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the combined company, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Withholding

        The combined company will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of South State common stock, cash dividends or distributions payable or any other amounts otherwise payable under the merger agreement to any holder of CenterState common stock or CenterState equity awards, such amounts as it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent any such amounts are so deducted or withheld by the combined company or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, the withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder of CenterState common stock or CenterState equity awards in respect of which the deduction and withholding was made by the combined company or the exchange agent, as the case may be.

Dividends and Distributions

        No dividends or other distributions declared with respect to South State common stock will be paid to the holder of any unsurrendered old certificate until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which had previously become payable with respect to the whole shares of South State common stock that the shares of CenterState common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

        The merger agreement contains representations and warranties made by each of South State and CenterState relating to a number of matters, including the following:

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  corporate matters, including due organization, qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory agencies;

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  financial statements, internal controls, books and records, and absence of undisclosed liabilities;

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  broker's fees payable in connection with the merger;

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  the absence of certain changes or events;

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  legal proceedings;

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  tax matters;

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  employee benefit matters;

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  SEC reports;

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  compliance with applicable laws;

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  certain material contracts;

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  absence of agreements with regulatory agencies;

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  risk management arrangements;

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  environmental matters;

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  investment securities and commodities;

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  real property;

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  intellectual property;

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  trust and wealth management customer relationships (in the case of South State);

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  related party transactions;

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  inapplicability of takeover statutes;

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  absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

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  the receipt of an opinion of each party's financial advisor;

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  the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

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  loan portfolio matters;

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  insurance matters; and

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  investment advisory, insurance and broker-dealer matters.

        Certain representations and warranties of South State and CenterState are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either South State, CenterState or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (1) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (2) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

        However, with respect to clause (1), a material adverse effect will not be deemed to include the impact of:

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  changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements;

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  changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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  changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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  public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; or

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  a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof;

except, with respect to the first, second and third bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

        The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

        Each of South State and CenterState has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either South State or CenterState to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

        Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither South State nor CenterState may, and neither South State nor CenterState may permit any of their respective subsidiaries to, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

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  incur any indebtedness for borrowed money in excess of $25,000,000, (A) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (ii) deposits in the ordinary course of business consistent with past practice and (iii) indebtedness of CenterState or any of its wholly-owned subsidiaries to CenterState or any of its wholly-owned subsidiaries, on the one hand, or of South State or any of its wholly-owned subsidiaries to South State or any of its wholly-owned subsidiaries, on the other hand, and (B) provided that (i) such indebtedness is on customary and reasonable market terms, (ii) such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty, (iii) none of the execution, delivery or performance of the merger agreement or the completion of the transactions contemplated thereby will result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of CenterState, South State or any of their respective subsidiaries under, or result in the creation of any lien upon any of the assets of CenterState, South State or any of their respective subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of CenterState, South State, the combined company or their respective subsidiaries and (iv) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities;

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  assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

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  adjust, split, combine or reclassify any capital stock;

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  make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CenterState securities or CenterState subsidiary securities, in the case of CenterState, or any South State securities or South State subsidiary securities, in the case of South State, except, in each case, and subject to certain exceptions and qualifications, (A) regular quarterly cash dividends, (B) dividends paid by any of the subsidiaries of each of South State and CenterState to South State or CenterState or any of their wholly-owned subsidiaries, respectively, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of CenterState common stock or South State common stock, as the case may be, as payment for the exercise price of stock options or warrants for withholding taxes incurred in connection with the exercise of stock options or warrants or the vesting or settlement of equity-based awards, in each case, outstanding as of the date of the merger agreement or granted after the date of the merger agreement to the extent expressly permitted by the merger agreement;

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  grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CenterState securities or CenterState subsidiary securities, in the case of CenterState, or any South State securities or South State subsidiary securities, in the case of South State;

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  issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CenterState securities or CenterState subsidiary securities, in the case of CenterState, or any South State securities or South State subsidiary securities, in the case of South State, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CenterState securities or CenterState subsidiary securities, in the case of CenterState, or any South State securities or South State subsidiary securities, in the case of South State, except pursuant to the exercise of stock options or CenterState warrants or the settlement of equity-based awards outstanding as of the date of the merger agreement or granted after the date of the merger agreement to the extent expressly contemplated by the merger agreement;

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  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

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  except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person other than a wholly-owned subsidiary of CenterState or South State, as applicable;

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  in each case except for transactions in the ordinary course of business consistent with past practice, terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CenterState or South State, as applicable, or enter into certain material contracts;

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  except as required by the terms in effect as of the date of the merger agreement of any CenterState or South State benefit plans existing as of the date of the merger agreement, and subject to certain exceptions and qualifications, (i) enter into, adopt, materially amend or terminate any employee benefit or compensation plan, program, policy, agreement or arrangement, other than in the ordinary course of business consistent with past practice in a manner that is not disproportionately beneficial to an executive officer or an employee reporting directly to an executive officer (any such executive officer or employee, a "key employee") relative to other employees generally, (ii) materially increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than in the ordinary course of business consistent with past practice, (iii) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (iv) grant or accelerate the vesting of any equity-based compensation, (v) fund any rabbi trust or similar arrangement, (vi) terminate the employment of any key employee, other than for cause, or (vii) hire any individual who would be a key employee, other than to replace a key employee;

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  settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CenterState or South State, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company;

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  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

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  amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

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  other than in prior consultation with the other party, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

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  implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;

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  enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

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  other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as required by law or requested by a regulatory agency;

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  make or acquire any loan (except for any loan for which a commitment to make or acquire was entered into prior to the date of the merger agreement) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, or amend or modify in any material respect any existing loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $30,000,000 or greater;

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  make, or commit to make, any capital expenditures in excess of certain budgeted amounts, subject to certain exceptions;

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  make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

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  agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

        South State and CenterState have agreed to cooperate with each other and use their respective reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, within forty-five (45) days of the date of the merger agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such governmental entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of the merger agreement, each of South State and CenterState has agreed to, and to cause their respective subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the requisite regulatory approvals. Each of South State and CenterState has agreed to use, and to cause their applicable subsidiaries to use, reasonable best efforts to obtain each such requisite regulatory approval as promptly as reasonably practicable. Each of South State and CenterState has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. However, in no event will South State or CenterState or any of their respective subsidiaries be required to, and in no event will South State or CenterState or any of their respective subsidiaries be permitted (without the written consent of the other party) to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, orders, approvals, waivers, non-objections and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the combined company and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to South State and its subsidiaries, taken as a whole) (a "materially burdensome regulatory condition"). South State and CenterState have also agreed to furnish each other with information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Matters

        The merger agreement provides that, from the effective time until December 31, 2020, unless otherwise mutually determined by CenterState and South State, the CenterState and South State benefit plans in effect as of January 25, 2020 will remain in effect with respect to the CenterState and South State employees covered by such plans at the effective time who remain employed with the combined company following the effective time (the "continuing employees"). During such period, the combined company will review, evaluate and analyze the South State and CenterState benefit plans with a view towards developing appropriate new benefit plans with respect to the continuing employees, to be effective as of January 1, 2021 (the "new benefit plans"). The new benefit plans will, among other things, (a) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (b) not discriminate between employees who were covered by South State and CenterState benefit plans at the effective time.

        On and after January 1, 2021, unless otherwise mutually determined by CenterState and South State, the combined company will provide employees of CenterState who are continuing employees with employee compensation and benefits under the new benefit plans on terms and conditions that are substantially the same as those that apply to similarly situated South State employees who are continuing employees. Until the first anniversary of the effective time, South State and CenterState will provide any continuing employees who experience a qualifying termination of employment with certain severance benefits as agreed between the parties.

        The merger agreement provides that with respect to any new benefit plans in which continuing employees first become eligible to participate on or after January 1, 2021, and in which such employees did not participate prior to January 1, 2021, the combined company will: (a) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous South State or CenterState benefit plan, (b) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to December 31, 2020 (or, if later, prior to the time such employee commenced participation in the new benefit plan) under a South State or CenterState benefit plan (to the same extent that such credit was given under the analogous CenterState or South State benefit plan) in satisfying any applicable deductible or out-of-pocket requirements under any new benefit plans in which such employee first become eligible to participate after January 1, 2021, and (c) recognize all service of such employees with CenterState and South State for all purposes in any new benefit plan in which such employees first become eligible to participate after January 1, 2021 to the same extent that such service was taken into account under the analogous CenterState or South State benefit plan prior to December 31, 2020, in each case except as would result in duplication of benefits, for purposes of benefit accrual under any defined benefit pension plan, for purposes of any benefit plan that provides retiree welfare benefits, or for any frozen benefit plan.

        The merger agreement provides that the occurrence of the effective time will constitute a "change in control" for purposes of the South State benefit plans. For more information regarding the consequences of a change in control for purposes of South State equity awards, see the section entitled "The Merger Agreement—Treatment of CenterState Equity Awards and Warrants" beginning on page 148.

        Prior to Closing, CenterState and South State will cooperate in reviewing, evaluating and analyzing the CenterState and South State 401(k) plans and will make a mutual determination as to which 401(k) plan will continue to be maintained by the combined company following the effective time and which one will be terminated prior to effective time. The applicable 401(k) plan will be terminated effective as of the day prior to the closing date and contingent upon the occurrence of the effective time, with the applicable party to provide the other party with evidence of such termination. The continuing employees who participated in the terminated 401(k) plan prior to the effective time will be eligible to participate, effective as of the effective time, in the 401(k) plan maintained by the combined company. South State and CenterState will take all necessary actions to permit the continuing employees to make rollover contributions from the terminated 401(k) plan to the 401(k) plan of the combined company.

Director and Officer Indemnification and Insurance

        The merger agreement provides that from and after the effective time, the combined company will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the merger agreement by CenterState pursuant to the CenterState articles of incorporation, the CenterState bylaws, the governing or organizational documents of any subsidiary of CenterState and certain indemnification agreements in existence as of the date of the merger agreement, each present and former director or officer of CenterState and its subsidiaries (in each case, when acting in such capacity) (collectively, the "CenterState indemnified parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director or officer of CenterState or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any CenterState indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CenterState indemnified party is not entitled to indemnification.

        The merger agreement requires the combined company to maintain in effect for a period of six (6) years after the effective time the current policies of directors' and officers' liability insurance maintained by CenterState (provided that the combined company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the effective time. However, the combined company is not obligated to expend, on an annual basis, more than 300% of the current annual premium paid as of the date of the merger agreement by CenterState for such insurance (the "premium cap"), and if such premiums for such insurance would at any time exceed the premium cap, then the combined company will cause to be maintained policies of insurance which, in the combined company's good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, South State or CenterState, in consultation with, but only upon the consent of, South State may (and at the request of South State, CenterState will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year "tail" policy under CenterState's existing directors' and officers' insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Dividends

        South State and CenterState have agreed to coordinate with each other the declaration of any dividends in respect of South State common stock and CenterState common stock and the record dates and payment dates relating thereto, it being the intention of the parties to the merger agreement that holders of CenterState common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of CenterState common stock and any shares of South State common stock any such holder receives in exchange therefor in the merger.

Certain Additional Covenants

        The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of South State common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the merger agreement, the treatment of CenterState indebtedness, public announcements with respect to the transactions contemplated by the merger agreement and cooperation with respect to receipt of the federal tax opinions that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

Combined Company Governance and Headquarters Matters

        Under the merger agreement, South State and CenterState have agreed to certain provisions relating to the governance and headquarters of the combined company and the combined bank, including composition of the combined company and combined bank boards of directors and the roles of Executive Chairman, Chief Executive Officer, President, Chief Banking Officer, Chief Financial Officer, Chief Operating Officer, Chief Strategy Officer, Senior Executive Vice President and Lead Independent Director. For a more detailed description of the governance matters relating to the combined company, see the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

Shareholder Meetings and Recommendation of the South State and CenterState Boards of Directors

        Each of South State and CenterState has agreed to call, give notice of, establish a record date for, convene and hold a meeting of its shareholders for the purpose of obtaining (i) in the case of South State, the required vote of its shareholders to approve the merger agreement and the South State articles amendment (the "requisite South State vote") and (ii) in the case of CenterState, the required vote of its shareholders to approve the merger agreement (the "requisite CenterState vote"), and if mutually agreed, voting upon other related matters, and to use reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.

        Each of South State and CenterState and their respective boards of directors is required to use its reasonable best efforts to obtain from its shareholders the requisite South State vote and the requisite CenterState vote, as applicable, including by communicating to the respective shareholders of South State and CenterState its recommendation (and including such recommendation in this joint proxy statement/prospectus) that, in the case of South State, the shareholders of South State approve the merger agreement and the transactions contemplated thereby and approve the South State articles amendment (the "South State board recommendation"), and in the case of CenterState, the shareholders of CenterState approve the merger agreement and the transactions contemplated thereby (the "CenterState board recommendation"). Each of South State and CenterState has agreed that each of South State and CenterState and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the South State board recommendation, in the case of South State, or the CenterState board recommendation, in the case of CenterState, (ii) fail to make the South State board recommendation, in the case of South State, or the CenterState board recommendation, in the case of CenterState, in this joint proxy statement/prospectus, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in "—Agreement Not to Solicit Other Offers" below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (A) recommend against any acquisition proposal or (B) reaffirm the South State board recommendation, in the case of South State, or the CenterState board recommendation, in the case of CenterState, in each case within ten (10) business days (or such fewer number of days as remains prior to the South State special meeting or the CenterState special meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a "recommendation change").

        However, subject to certain termination rights in favor of the other party as described in "—Termination of the Merger Agreement" below, if the board of directors of South State or CenterState, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the South State board recommendation or the CenterState board recommendation, as applicable, then, in the case of South State, prior to the receipt of the requisite South State vote, and in the case of CenterState, prior to the receipt of the requisite CenterState vote, it may submit the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement as of the date thereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement thereto to the extent required by law, provided that such board of directors may not take any actions under this provision unless (1) it gives the other party at least three (3) business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof, or a description in reasonable detail of such other event or circumstances) and

(2) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the South State board recommendation or CenterState board recommendation, as the case may be. Any material amendment to any acquisition proposal will be deemed a new acquisition proposal for the purposes of the merger agreement and will require a new notice period.

        Notwithstanding any recommendation change by the board of directors of South State or CenterState, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of such shareholders.

Agreement Not to Solicit Other Offers

        Each of South State and CenterState has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal. For purposes of the merger agreement, an "acquisition proposal" means, with respect to South State or CenterState, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

        However, in the event that after the date of the merger agreement and prior to the receipt of the requisite South State vote, in the case of South State, or the requisite CenterState vote, in the case of CenterState, a party receives an unsolicited bona fide written acquisition proposal that did not result from or arise in connection with a breach of such party's obligations relating to non-solicitation of acquisition proposals, it may, and may permit its subsidiaries and its and its subsidiaries' representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the South State or CenterState board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between South State and CenterState, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

        Each of South State and CenterState has also agreed to, and to cause its representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than CenterState or South State, with respect to any acquisition proposal. In addition, each party has agreed to (1) promptly (within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

        Nothing contained in the merger agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the merger agreement.

Conditions to Completion of the Merger

        South State's and CenterState's respective obligations to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time, of the following conditions:

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  approval of the merger agreement and the South State articles amendment by the shareholders of South State by the requisite South State vote and approval of the merger agreement by the shareholders of CenterState by the requisite CenterState vote;

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  the authorization for listing on the NASDAQ, subject to official notice of issuance, of the shares of South State common stock that will be issued pursuant to the merger agreement;

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  all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

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  the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose initiated or threatened by the SEC and not withdrawn;

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  no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

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  the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer to such effect);

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  the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date (and the receipt by each party of a certificate dated as of the closing date and signed on behalf of the other party by its chief executive officer or chief financial officer to such effect); and

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  receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

        Neither South State nor CenterState can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the receipt of the requisite South State vote or the requisite CenterState vote (except as indicated below), in the following circumstances:

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  by mutual written consent of South State and CenterState;

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  by either South State or CenterState if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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  by either South State or CenterState if the merger has not been completed on or before the termination date (January 25, 2021), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

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  by either South State or CenterState (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or if any such representation or warranty ceases to be true) set forth in the merger agreement on the part of CenterState, in the case of a termination by South State, or South State, in the case of a termination by CenterState, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of an applicable closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the other party, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

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  by CenterState, prior to the receipt of the requisite South State vote, if (1) South State or the South State board of directors has made a recommendation change or (2) South State or the South State board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the South State board recommendation;

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  by South State, prior to the receipt of the requisite CenterState vote, if (1) CenterState or the CenterState board of directors has made a recommendation change or (2) CenterState or the CenterState board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the CenterState board recommendation; or

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  by either South State or CenterState, if (i) the requisite South State vote has not been obtained upon a vote thereon taken at the South State special meeting (including any adjournment or postponement thereof) or (ii) the requisite CenterState vote has not been obtained upon a vote thereon taken at the CenterState special meeting (including any adjournment or postponement thereof).

        Neither South State nor CenterState is permitted to terminate the merger agreement as a result, in and of itself, of any increase or decrease in the market price of South State common stock or CenterState common stock.

Effect of Termination

        If the merger agreement is terminated by either South State or CenterState, as provided under "Termination of the Merger Agreement" above, the merger agreement will become void and have no effect, and none of South State, CenterState, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever thereunder, or in connection with the transactions contemplated thereby, except that (1) neither South State nor CenterState will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements and the effect of termination, including the termination fee described below.

Termination Fee

        CenterState will pay South State a termination fee equal to $120 million by wire transfer of same-day funds (the "termination fee") if the merger agreement is terminated in the following circumstances:

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  In the event that (i) the merger agreement is terminated by South State pursuant to the sixth bullet set forth under "—Termination of the Merger Agreement" above or (ii) the merger agreement is terminated by South State or CenterState pursuant to the seventh bullet set forth under "—Termination of the Merger Agreement" above as a result of the requisite CenterState vote not having been obtained upon a vote taken thereon at the CenterState special meeting (including any adjournment or postponement thereof), at a time when South State could have terminated the merger agreement pursuant to the sixth bullet set forth under "—Termination of the Merger Agreement" above. In each such case, the termination fee must be paid to South State within two (2) business days of the date of termination.

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  In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the CenterState board of directors or CenterState's senior management or has been made directly to CenterState shareholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the CenterState special meeting) an acquisition proposal, in each case, with respect to CenterState, and (i) (A) thereafter the merger agreement is terminated by either South State or CenterState pursuant to the third bullet set forth under "—Termination of the Merger Agreement" above without the requisite CenterState vote having been obtained (and all other conditions to CenterState's obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (B) thereafter the merger agreement is terminated by South State pursuant to the fourth bullet set forth under "—Termination of the Merger Agreement" above as a result of a willful breach of the merger agreement by CenterState or (C) thereafter the merger agreement is terminated by either CenterState or South State pursuant to the seventh bullet set forth under "—Termination of the Merger Agreement" above as a result of the requisite CenterState vote not having been obtained upon a vote taken thereon at the CenterState special meeting (including any adjournment or postponement thereof), and (ii) prior to the date that is twelve (12) months after the date of such termination, CenterState enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to "twenty-five percent (25%)" will instead refer to "fifty percent (50%)". In such case, the termination fee must be paid to South State on the earlier of the date CenterState enters into such definitive agreement and the date of consummation of such transaction.

        South State will pay CenterState the termination fee if the merger agreement is terminated in the following circumstances:

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  In the event that (i) the merger agreement is terminated by CenterState pursuant to the fifth bullet set forth under "—Termination of the Merger Agreement" above or (ii) the merger agreement is terminated by South State or CenterState pursuant to the seventh bullet set forth under "—Termination of the Merger Agreement" above as a result of the requisite South State vote not having been obtained upon a vote taken thereon at the South State special meeting (including any adjournment or postponement thereof), at a time when CenterState could have terminated the merger agreement pursuant to the fifth bullet set forth under "—Termination of the Merger Agreement" above. In each such case, the termination fee must be paid to CenterState within two (2) business days of the date of termination.

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  In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the South State board of directors or South State's senior management or has been made directly to South State shareholders, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the South State special meeting) an acquisition proposal, in each case, with respect to South State, and (i) (A) thereafter the merger agreement is terminated by either South State or CenterState pursuant to the third bullet set forth under "—Termination of the Merger Agreement" above without the requisite South State vote having been obtained (and all other conditions to South State's obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination), (B) thereafter the merger agreement is terminated by CenterState pursuant to the fourth bullet set forth under "—Termination of the Merger Agreement" above as a result of a willful breach of the merger agreement by South State or (C) thereafter the merger agreement is terminated by either CenterState or South State pursuant to the seventh bullet set forth under "—Termination of the Merger Agreement" above as a result of the requisite South State vote not having been obtained upon a vote taken thereon at the South State special meeting (including any adjournment or postponement thereof) and (ii) prior to the date that is twelve (12) months after the date of such termination, South State enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to "twenty-five percent (25%)" will instead refer to "fifty percent (50%)". In such case, the termination fee must be paid to CenterState on the earlier of the date South State enters into such definitive agreement and the date of consummation of such transaction.

Expenses and Fees

        Except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to governmental entities in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by South State and CenterState.

Amendment, Waiver and Extension of the Merger Agreement

        Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite South State vote or the requisite CenterState vote, except that after the receipt of the requisite South State vote or the requisite CenterState vote, there may not be, without further approval of the shareholders of South State or CenterState, as applicable, any amendment of the merger agreement that requires such further approval under applicable law.

        At any time prior to the completion of the merger, each of the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other party pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement; provided that after the receipt of the requisite South State vote or the requisite CenterState vote, there may not be, without further approval of the shareholders of South State or CenterState, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Governing Law

        The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the CenterState board of directors will be subject to the laws of the State of Florida and matters relating to the fiduciary duties of the South State board of directors will be subject to the laws of the State of South Carolina).

Specific Performance

        South State and CenterState will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions thereof (including the parties' obligation to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Both South State and CenterState waive any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        This section describes the material U.S. federal income tax consequences of the merger to "U.S. holders" (as defined below) of CenterState common stock that exchange their shares of CenterState common stock for shares of South State common stock in the merger. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

        The following discussion applies only to U.S. holders who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors therein, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold CenterState common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, retirement plans, individual retirement accounts, or other tax-deferred accounts, holders who acquired CenterState common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of CenterState common stock or who hold shares of both South State and CenterState).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of CenterState common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income tax, regardless of its source.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CenterState common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds CenterState common stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the merger to their specific circumstances.

        Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of South State or CenterState. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes, if any, in those laws.

Tax Consequences of the Merger Generally

        It is a condition to the closing of the merger that South State receive an opinion from Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, an opinion of Davis Polk & Wardwell LLP) and CenterState receive an opinion from Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unwilling or unable to issue the opinion, an opinion of Wachtell, Lipton, Rosen & Katz), dated as of the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by South State and CenterState to be delivered at the closing of the merger, and on certain customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service (the "IRS") or any court. South State and CenterState have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

        Accordingly, and on the basis that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, upon exchanging your CenterState common stock for South State common stock, you generally will not recognize gain or loss, except with respect to any cash received instead of a fractional share of South State common stock (as discussed below). The aggregate tax basis in the South State common stock that you receive in the merger (including any fractional shares deemed received and sold for cash as described below) will equal your aggregate adjusted tax basis in the CenterState common stock you surrender in the merger. Your holding period for the South State common stock that you receive in the merger (including any fractional share deemed received and sold for cash as described below) will include your holding period of the CenterState common stock that you surrender in the merger. If you acquired different blocks of CenterState common stock at different times or at different prices, the South State common stock you receive will be allocated pro rata to each block of CenterState common stock, and the tax basis and holding period of each block of South State common stock you receive will be determined on a block-for-block basis depending on the tax basis and holding period of the blocks of CenterState common stock exchanged for such block of South State common stock.

Cash Instead of Fractional Shares

        If you receive cash instead of a fractional share of South State common stock, you will be treated as having received such fractional share of South State common stock pursuant to the merger and then as having sold such fractional share of South State common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to your fractional share of South State common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of CenterState common stock surrendered therefor) exceeds one year. The ability of individuals to deduct capital losses is subject to limitations.

Information Reporting and Backup Withholding

        If you are a non-corporate CenterState shareholder, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

        This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. CenterState shareholders are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

 DESCRIPTION OF SOUTH STATE CAPITAL STOCK

        As a result of the merger, CenterState shareholders will receive shares of South State common stock in the merger and will become South State shareholders. The following description summarizes the terms of South State's capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, South Carolina law and South State's articles of incorporation and bylaws, each as amended in connection with the merger (as amended, the "South State articles of incorporation" and the "South State bylaws", as applicable). The South State articles of incorporation and the South State bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

        South State's authorized capital stock consists of eighty million (80,000,000) shares of common stock, par value $2.50 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share. If the South State authorized share count proposal is approved, the authorized capital stock of South State will consist of one hundred sixty million (160,000,000) shares of common stock, par value $2.50 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share. As of April 14, 2020, there were 33,464,420 shares of South State common stock issued and outstanding and no shares of South State preferred stock issued and outstanding. All outstanding shares of South State capital stock are fully paid and non-assessable.

South State Common Stock

        Voting Rights.    Holders of South State common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. At each annual or special meeting of shareholders called for the purpose of electing directors, one-third of the directors will be elected by a majority of the common shareholder votes cast at such meeting to serve three (3)-year terms. South State shareholders can remove directors with or without cause only by the affirmative vote of the holders of eighty percent (80%) of South State's shares.

        South State shareholders do not have cumulative voting rights.

        With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by South Carolina law or South State's articles of incorporation, when a quorum is present at any meeting, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

        The South State board of directors is divided into three (3) classes, with each class serving staggered three (3)-year terms.

        Dividend Rights.    Holders of South State common stock are entitled to dividends when, as and if declared by the South State board of directors out of funds legally available therefor.

        Liquidation Rights.    In the event of South State's liquidation, the holders of South State common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

        Other.    South State common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

South State Preferred Stock

        Upon authorization of the South State board of directors, South State may issue up to ten million (10,000,000) shares of preferred stock, par value $0.01 per share, without prior shareholder approval. The South State board of directors has the authority to specify the preferences, limitations and relative rights of any class or series of South State preferred stock. The rights and privileges of holders of South State common stock are subject to any classes or series of preferred stock that South State may issue.

Anti-Takeover Provisions

        A number of provisions of the South State articles of incorporation and bylaws could have an anti-takeover effect and make more difficult the acquisition of South State by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of South State to negotiate first with the South State board of directors.

Business Combinations Under the South State Articles of Incorporation

        Under the South State articles of incorporation, certain business combinations (for example, mergers, share exchanges, consolidations or a sale, exchange or lease of all or substantially all of South State's assets) that are not recommended by the South State board of directors require, in addition to any vote required by law, the approval of the holders of at least eighty percent (80%) of the outstanding South State voting stock. In addition, if a business combination involves any South State shareholder owning or controlling twenty percent (20%) or more of South State's voting stock at the time of the proposed transaction (a "controlling party"), and (1) certain fair price requirements are not satisfied and (2) the business combination is not recommended by a majority of the entire South State board of directors, then such business combination must be approved by at least eighty percent (80%) of the outstanding South State voting stock and at least sixty-seven percent (67%) of the outstanding South State voting stock that is not held by the controlling party.

        Moreover, at any annual or special meeting at which the South State shareholders are to consider a business combination that has not been recommended by the South State board of directors, attendance in person or by proxy of eighty percent (80%) of the South State shareholders is required in order for a quorum for the conduct of business to exist. Such a meeting may not be adjourned absent notice if a quorum in not present.

        These provisions may have the effect of inhibiting a non-negotiated merger or other business combination involving South State, even if some or a majority of South State's shareholders might believe it to be in their best interests or in which South State's shareholders might receive a premium for their stock over South State's then market price.

Certain Articles of Incorporation and Bylaw Provisions Potentially Having an Anti-Takeover Effect

        The South State articles of incorporation and South State bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for South State's shareholders to change management or receive a premium for their shares. These provisions include:

  •
  authorization for the South State board of directors to issue shares of one or more series of preferred stock without shareholder approval;

  •
  the establishment of a classified board of directors, with directors of each class serving a three (3)-year term;

  •
  a requirement that directors only be removed from office upon the affirmative vote of the holders of eighty percent (80%) of South State's shares;

  •
  a provision that vacancies on the South State board of directors, including vacancies occurring by reason of removal or increase in membership, may be filled only by the remaining directors;

  •
  a provision that requires the signature of the holders of all of the outstanding South State shares entitled to vote thereon for shareholders to take action by written consent;

  •
  a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least ten percent (10%) of the shares of South State common stock entitled to vote at such meeting;

  •
  the requirement under South Carolina law that shareholders representing two-thirds or more of the votes entitled to be cast thereon approve all amendments to the South State articles of incorporation and approve mergers and similar transactions;

  •
  the requirement that any shareholders that wish to bring business before South State's annual meeting of shareholders or nominate candidates for election as directors at South State's annual meeting of shareholders must provide timely notice of their intent in writing and comply with the other requirements set forth in South State's bylaws; and

  •
  the prohibition of cumulative voting.

Limitation of Liability and Indemnification of Officers and Directors

        The South State articles of incorporation provide that South State directors are not personally liable to South State or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions, including with respect to:

  •
  a breach of the director's duty of loyalty to South State or its shareholders;

  •
  an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law;

  •
  an act or omission for which liability is imposed due to an unlawful distribution, as provided under South Carolina law; and

  •
  a transaction from which the director receives an improper benefit.

        South State's bylaws provide that South State will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by law from any expenses, liabilities or other matters.

Transfer Agent and Registrar

        The transfer agent and registrar for South State common stock is Computershare, Inc.

Listing

        South State common stock is listed on the NASDAQ under the symbol "SSB".

COMPARISON OF SHAREHOLDERS' RIGHTS

        If the merger is completed, holders of CenterState common stock will receive shares of South State common stock in the merger and they will cease to be shareholders of CenterState. South State is organized under the laws of the State of South Carolina and CenterState is organized under the laws of the State of Florida. The following is a summary of the material differences between (1) the current rights of holders of CenterState shareholders under Florida law and the CenterState articles of incorporation and CenterState bylaws and (2) the current rights of holders of South State common stock under South Carolina law and the South State articles of incorporation and South State bylaws.

        South State and CenterState believe that this summary describes the material differences between the rights of holders of South State common stock as of the date of this joint proxy statement/prospectus and the rights of holders of CenterState common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to South State's and CenterState's governing documents, which we urge you to read carefully and in their entirety. Copies of South State's and CenterState's governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled "Where You Can Find More Information" beginning on page 193.

	South State	CenterState
Authorized and Outstanding Capital Stock:	South State's articles of incorporation currently authorize South State to issue up to eighty million (80,000,000) shares of common stock, par value $2.50 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share. If the South State authorized share count proposal is approved, the authorized capital stock of South State will consist of one hundred sixty million (160,000,000) shares of common stock, par value $2.50 per share, and ten million (10,000,000) shares of preferred stock, par value $0.01 per share. As of the record date for the South State special meeting, there were 33,464,420 shares of South State common stock outstanding and no shares of South State preferred stock outstanding.	CenterState's articles of incorporation currently authorize CenterState to issue up to two hundred million (200,000,000) shares of common stock, par value $0.01 per share, and five million (5,000,000) shares of preferred stock, par value $0.01 per share. As of the record date for the CenterState special meeting, there were 124,131,401 shares of CenterState common stock outstanding and no shares of CenterState preferred stock outstanding.
Preferred Stock:

Upon authorization from the South State board of directors, South State has the authority to issue up to ten million (10,000,000) shares of preferred stock, par value $0.01 per share, without prior shareholder approval.

Upon authorization from the CenterState board of directors, CenterState has the authority to issue up to five million (5,000,000) shares of preferred stock, par value $0.01 per share, without prior shareholder approval.

	South State	CenterState

South State's articles of incorporation authorize the South State board of directors to specify the preferences, limitations and relative rights of any class or series of South State preferred stock. The rights and privileges of holders of South State common stock are subject to any classes or series of preferred stock that South State may issue.

CenterState's articles of incorporation authorize the CenterState board of directors to provide for the issuance of shares of preferred stock in one or more series, with such voting powers, designations, preferences and relative participating, option or other rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof.

Voting Rights:

Holders of South State common stock are entitled to one (1) vote for each share on all matters with respect to which the holders of South State common stock are entitled to vote. South State shareholders do not have the right to cumulate their votes.

Holders of CenterState common stock are entitled to one (1) vote for each share on all matters with respect to which the holders of CenterState common stock are entitled to vote. CenterState shareholders do not have the right to cumulate their votes with respect to the election of directors.

Qualification of Directors:

South State's bylaws provide that directors must be South State shareholders, not under twenty-five (25) years of age and not over seventy-two (72) years of age at the time of the shareholders' meeting at which they are elected. In the event that a South State director attains age seventy-two (72) during his or her term of office, the South State bylaws provide that he or she will serve only until the next South State shareholders' meeting after his or her seventy-second (72nd) birthday, at which time his or her successor will be appointed to serve out the remainder of his or her term.

CenterState's bylaws provide that directors must be natural persons who are eighteen (18) years of age or older but need not be residents of Florida or CenterState shareholders.
After completion of the merger, the combined company's bylaws will provide the combined company's board of directors with the authority to waive these requirements.

	South State	CenterState
Size of Board of Directors:

South State's articles of incorporation provide that the South State board of directors may consist of a maximum of twenty (20) persons and that the South State board of directors may increase membership on the board up to this maximum.

There are currently fourteen (14) directors serving on the South State board of directors.

South State's bylaws as amended pursuant to the merger agreement will provide that the combined company's board will consist of sixteen (16) directors, of which eight (8) will be legacy South State directors and eight (8) will be legacy CenterState directors.

CenterState's bylaws provide that the number of directors serving on the CenterState board of directors will be such number as determined from time to time by the CenterState board of directors.

There are currently nineteen (19) directors serving on the CenterState board of directors. The CenterState board of directors is not classified.

For certain additional bylaw provisions that will govern the board of directors of the combined company following the merger, see the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

	South State	CenterState
Election and Classes of Directors:

South State's articles of incorporation and bylaws provide that the terms of the members of the initial board of directors elected by shareholders will be set so as to implement staggered terms, such that the terms of one-third (or as near one-third (1/3) as possible) of the directors will be one (1) year, the terms of one-third (1/3) of the directors will be two (2) years and the terms of one-third (1/3) of the directors will be three (3) years. Thereafter, one-third (1/3) of the South State directors will be elected by a majority of the votes cast at each annual meeting of the shareholders or by similar vote at any special meeting called for that purpose, to serve three (3)-year terms. Each South State director is to hold office until the expiration of the term for which he or she is elected, except as otherwise stated in the South State bylaws, and thereafter until his or her successor has been elected and qualified.

CenterState's bylaws provide that directors are elected annually and each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, or until such director's earlier resignation, removal from office or death.

CenterState's directors are elected by the vote of a majority of the votes cast at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

CenterState's bylaws further provide that a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

The majority voting standard in CenterState's bylaws also sets forth procedures to be followed by the CenterState board of directors in the event a director is not elected.
Vacancies on the Board of Directors:

South State's bylaws provide that any vacancy occurring on the South State board of directors, including vacancies occurring by reason of removal with or without cause or increase in membership, will be filled by appointment by the remaining South State directors, and any director so appointed will serve until the next shareholders meeting wherein directors are elected.

For certain additional bylaw provisions that will govern the board of directors of the combined company following the merger, see the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

CenterState's bylaws provide that any vacancy occurring on the CenterState board of directors, including a vacancy from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum. A CenterState director elected to fill a vacancy will hold office until the next election of directors by the CenterState shareholders.

	South State	CenterState
Removal of Directors:

South State's articles of incorporation provide that South State shareholders can remove directors with or without cause only by the affirmative vote of the holders of eighty percent (80%) of South State's shares.

For certain additional bylaw provisions that will govern the board of directors of the combined company following the merger, see the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

CenterState's bylaws provide that any director may be removed by CenterState's shareholders, with or without cause. A director may be so removed by the shareholders at a meeting of shareholders, provided the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director with cause.

Amendments to Organizational Documents:

Under the SCBCA, an amendment to a corporation's articles of incorporation generally requires approval by the corporation's board of directors and by two-thirds (2/3) of the votes entitled to be cast on the amendment, unless a different number, not less than a majority of the votes entitled to be cast on the amendment, is specified in the corporation's articles of incorporation. The South State articles of incorporation do not specify any additional requirements to amend the South State articles of incorporation.

South State's articles of incorporation, however, do provide that the affirmative vote of the holders of at least eighty percent (80%) of South State's outstanding voting stock is required to amend or repeal certain articles of South State's articles of incorporation related to: (1) the issuance of South State's capital stock, (2) the approval of certain business combinations not recommended by the South State board of directors and (3) the number, election, terms and classification of directors.

Under the FBCA, approval of an amendment to a corporation's articles of incorporation generally requires the approval of that corporation's shareholders at a meeting at which a quorum consisting of at least a majority of the shares entitled to be cast on the amendment exists, unless the corporation's articles of incorporation provide otherwise. The FBCA does not require shareholder approval for certain non-material amendments to the articles of incorporation. The articles of incorporation of CenterState do not specify any additional requirements to amend the CenterState certificate of incorporation.

CenterState's articles of incorporation give the CenterState board of directors the power to adopt, alter, amend or repeal CenterState's bylaws.

	South State	CenterState

South State's articles of incorporation provide that a majority of the entire South State board of directors has the power to alter, amend or repeal the South State bylaws. South State's articles of incorporation also provide that the South State shareholders may alter, amend, or repeal South State's bylaws only by the affirmative vote of the holders of eighty percent (80%) of outstanding stock of South State.

South State's bylaws as amended pursuant to the merger agreement will implement certain governance matters for the combined company following completion of the merger. Certain of these governance provisions require the approval of seventy-five percent (75%) of the full board of directors in order for the board of directors to amend or modify such provisions. See the section entitled "The Merger—Governance of the Combined Company After the Merger" beginning on page 138.

Shareholder Action by Written Consent:

South State's bylaws provide that South State shareholders may act without a shareholder meeting by written consent, setting forth the action so taken, signed by the holders of all South State's outstanding shares entitled to vote on such action or their attorneys-in-fact or proxy holders.

Under the FBCA, a corporation's shareholders can take any action required or permitted to be taken at an annual or special meeting of shareholders without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding shares of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted, unless the corporation's articles of incorporation provide otherwise.

	South State	CenterState
Special Meetings of Shareholders:

South State's bylaws provide that special meetings of the South State shareholders may be called by the president, the chairman of the board of directors, a majority of the board of directors or by the secretary, following his or her receipt of one or more written demands to call a special meeting of the shareholders from the holders of not less than ten percent (10%) of all South State common shares entitled to vote at such meeting.

Under CenterState's bylaws, a special meeting of shareholders may be called by the chairman of the CenterState board of directors, the president or the CenterState board of directors or when requested in writing by the holders of not less than one-third (1/3) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Record Date:

Under South State's bylaws, the board of directors, the president, the chairman of the board of directors or the chief executive officer may fix the record date to determine the shareholders entitled to notice of a shareholders' meeting and to vote or take any other action thereat.

For the purpose of determining the CenterState shareholders entitled to notice of a shareholders' meeting, to demand a special meeting, to vote, or to take any other action, CenterState's bylaws provide that the CenterState board of directors may fix the record date for any such determination of shareholders.

South State	CenterState

CenterState's bylaws further provide that: (i) the record date for determining CenterState shareholders entitled to demand a special meeting is the date the first shareholder delivers his demand, (ii) the record date for determining CenterState shareholders entitled to take action without a meeting is the date the first signed written consent is delivered pursuant to the requirements under CenterState's bylaws and (iii) if the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the CenterState board of directors declaring such dividend is adopted, as the case may be, will be the record date for such determination of shareholders. A record date for purposes of clauses (i) or (ii) above may not be more than seventy (70) days before the meeting or action requiring a determination of shareholders.

	South State	CenterState
Quorum:

South State's bylaws provide that, absent a provision in South State's articles of incorporation or the SCBCA stating otherwise, a majority of the shares entitled to vote will constitute a quorum for the transaction of business at any meeting of South State's shareholders, except that with respect to a special meeting called to consider a business combination that has not been recommended by the South State board of directors, attendance in person or by proxy of eighty percent (80%) of the South State shareholders is required in order for a quorum for the conduct of business to exist. Such a meeting may not be adjourned absent notice if a quorum in not present.

Under South State's bylaws, when a quorum is present at any meeting, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the South State articles of incorporation or South Carolina law require a greater number of affirmative votes.

South State's bylaws also provide that a meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken and the adjournment is for a period of less than thirty (30) days.

CenterState's bylaws provide that a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group at a meeting of shareholders.

If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless CenterState's articles of incorporation or applicable law requires a greater number of affirmative votes.

CenterState's bylaws further provide that after a quorum has been established at a shareholders' meeting, a subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, will not affect the validity of any action taken at the meeting or any adjournment thereof.

CenterState's bylaws also provide that, when a shareholders' meeting is adjourned, notice need not be given of the new date, time or place of the meeting if such information is announced at the meeting before an adjournment is taken, unless the CenterState board of directors fixes a new record date for the adjourned meeting.

	South State	CenterState
Notice of Shareholder Actions/Meetings:

South State's bylaws provide that written or printed notice stating the place, day, and hour of the meeting, and, such other notice as required by the SCBCA, and in the case of a special meeting, the purpose or purposes for which the meeting is called and the person or persons calling the meeting, must be communicated by South State to each shareholder of record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of such meeting. Additionally, if at any meeting South State's bylaws are to be altered, repealed, amended, or adopted, notice of such meeting must make this clear.

CenterState's bylaws provide that notice of each shareholders' meeting must be mailed to the CenterState shareholders of record not less than ten (10) and not more than sixty (60) days before the meeting date and that such notice must set forth the date, time and place of such meeting.

Advance Notice Requirements for Shareholder Nominations and Other Proposals:

Under South State's bylaws, director nominations and business proposals by shareholders must be received no earlier than one hundred and twenty (120) days and no later than ninety (90) days before the first anniversary of the prior year's annual meeting of shareholders, provided that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after the first anniversary date, the shareholder's notice must be delivered not earlier than the one hundred twentieth (120th) day prior to the date of such annual meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such annual meeting or (y) if the first public announcement of such date is less than one hundred (100) days prior to the date of such annual meeting, the tenth (10th) day following the date on which the annual meeting of shareholders is first publicly announced or disclosed.

A shareholder's notice must also comply with the procedural, informational and other requirements outlined in South State's bylaws.

CenterState's nomination and shareholder communication policy provides that a CenterState shareholder who desires to nominate a person for election to the CenterState board of directors at a meeting of shareholders and who is eligible to make such nomination must give written notice of the proposed nomination to the President and Chief Executive Officer at the principal executive office of CenterState not less than one hundred and twenty (120) calendar days in advance of the date which is one (1) year later than the date of CenterState's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders.

Shareholder nominations and proposals are not addressed in CenterState's articles of incorporation or bylaws.

	South State	CenterState
Limitation of Liability of Directors and Officers:

South State's articles of incorporation provide that its directors are not personally liable to South State or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions, including with respect to (i) a breach of the director's duty of loyalty to South State or its shareholders, (ii) an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law, (iii) an act or omission for which liability is imposed due to an unlawful distribution, as provided under SCBA, and (iv) a transaction from which the director derives an improper benefit.

CenterState's articles of incorporation and bylaws do not address the limitation of liability of CenterState's directors and officers.

	South State	CenterState
Indemnification of Directors and Officers:

South State's bylaws provide for mandatory indemnification of any person who at any time serves or has served as a director or officer of South State, or who, while serving as a director or officer of South State, serves or has served, at the request of South State, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan to the fullest extent permitted by law against (a) reasonable expenses, including attorneys' fees, incurred by him or her in connection with any threatened, pending or completed proceedings, whether or not brought by or on behalf of South State, seeking to hold him or her liable by reason of the fact that he or she is or was acting in such capacity, and (b) reasonable payments made by him or her in satisfaction of any judgment, money decree, fine, penalty or settlement for which he or she may have become liable in any such proceeding.

The right to indemnification under South State's bylaws includes the right to be paid by South State the reasonable expenses incurred in defending any such proceeding in advance of its final disposition, subject to certain requirements.

South State's bylaws also provide that South State may, to the extent authorized from time to time by the South State board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of South State to the fullest extent of the provisions of the South State bylaws with respect to the indemnification and advancement of expenses to South State directors and officers.

CenterState's bylaws provide that CenterState has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, CenterState), by reason of the fact that he is or was a director, officer, employee, or agent of CenterState or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof.

CenterState's bylaws further provide that CenterState has power to indemnify any person, who was or is a party to any proceeding by or in the right of CenterState to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CenterState or is or was serving at the request of CenterState as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the CenterState board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.

Any indemnification under the provisions of CenterState's bylaws described above, unless made pursuant to a determination by a court, will be made by CenterState only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in CenterState's bylaws.

	South State	CenterState

South State's bylaws provide that South State may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not South State would have the power to indemnify such person against such expense, liability or loss under applicable law. South State maintains such insurance with respect to its directors and officers.

CenterState's bylaws further provide that expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by CenterState in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by CenterState. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the CenterState board of directors deems appropriate.

CenterState maintains insurance, at its expense, to protect itself and any director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss.

Constituencies:

South State's articles of incorporation provide that the South State board of directors must consider the interests of the employees of South State and the community or communities in which South State and its subsidiaries do business in addition to the interest of South State's shareholders in evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of South State.

Neither CenterState's articles of incorporation nor its bylaws contain a provision that expressly permits the CenterState board of directors to consider constituencies other than the CenterState shareholders when evaluating certain offers.

	South State	CenterState

South State's bylaws further provide that the South State board of directors must evaluate whether any proposed tender offer or exchange offer for South State's stock, any proposed merger or consolidation of South State with or into another corporation and any proposal to purchase or otherwise acquire all of the assets of South State is in the best interests of South State by considering the best interests of the South State shareholders and other factors the directors determine to be relevant, including the social, legal and economic effects on employees, customers and the communities served by South State and its subsidiary or subsidiaries.

Anti-Takeover Provisions:

Under South State's articles of incorporation, certain business combinations (for example, mergers, share exchanges, consolidations or a sale, exchange or lease of all or substantially all of South State's assets) that have not been recommended by the South State board of directors require, in addition to any vote required by law, the approval of the holders of at least eighty percent (80%) of the outstanding South State voting stock. In addition, if a business combination involves any South State shareholder owning or controlling twenty percent (20%) or more of South State's voting stock at the time of the proposed transaction (a "controlling party"), and (1) certain fair price requirements are not satisfied and (2) the business combination has not been recommended by a majority of the entire South State board of directors, then such business combination must be approved by at least eighty percent (80%) of the outstanding South State voting stock and at least sixty-seven percent (67%) of the outstanding South State voting stock that is not held by the controlling party.

Neither CenterState's articles of incorporation nor its bylaws contain similar provisions regarding shareholder approval of fundamental business transactions.

	South State	CenterState

Moreover, at any annual or special meeting at which the South State shareholders are to consider a business combination that has not been recommended by the South State board of directors, attendance in person or by proxy of eighty percent (80%) of the South State shareholders is required in order for a quorum for the conduct of business to exist. Such a meeting may not be adjourned absent notice if a quorum in not present.

Control Share Acquisitions:

Section 35-2-101 et seq. of the SCBCA contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation's voting stock ("control shares") within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by the corporation's shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt out of the control share acquisition statute through a provision of the articles of incorporation or bylaws, which South State has done pursuant to its bylaws. Accordingly, the South Carolina control share acquisition statute does not apply to acquisitions of shares of South State common stock.

Under Section 607.0902 of the FBCA, unless there is a provision in the articles of incorporation or bylaws electing not to be governed by this provision, "control shares" (shares that would otherwise have voting power for the election of directors within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more)) acquired in a control-share acquisition have the same voting rights as were accorded to the shares before such acquisition only to the extent granted by a resolution approved by the majority of all the votes entitled to be cast by each class or series of the disinterested shareholders of the issuing corporation entitled to vote on the matter, subject to certain exceptions. CenterState has not opted out of this provision.

	South State	CenterState
Rights of Dissenting Shareholders:

Under Section 33-13-102(b) of the SCBCA, the holders of South State common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the South State special meeting, South State's shares are listed on a national securities exchange. South State common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the South State special meeting. If the merger is completed, holders of South State common stock will not receive any consideration, and their shares of South State common stock will remain outstanding and will constitute shares of the combined company, which shares are expected to continue to be listed on the NASDAQ at the effective time of the merger. Accordingly, holders of South State common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

Under Section 607.1302 of the FBCA, the holders of CenterState common stock will not be entitled to appraisal or dissenters' rights in connection with the merger if, on the record date for the CenterState special meeting, CenterState's shares are listed on a national securities exchange. CenterState common stock is currently listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date for the CenterState special meeting. In addition, the holders of CenterState common stock will receive shares of South State common stock as consideration in the merger, which shares are currently listed on the NASDAQ, and are expected to continue to be so listed at the effective time. Accordingly, the holders of CenterState common stock are not entitled to any appraisal or dissenters' rights in connection with the merger.

	South State	CenterState
Exclusive Forum:

South State's bylaws provide that, unless South State consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of South State, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of South State to South State or South State's shareholders, (iii) any action asserting a claim against South State or any director or officer or other employee of South State arising pursuant to any provision of the SCBCA, South State's articles of incorporation or South State's bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against South State or any director or officer or other employee of South State governed by the internal affairs doctrine will be a state court located in South Carolina (or if such state courts lack jurisdiction, the U.S. District Court for the District of South Carolina).

Neither CenterState's articles of incorporation nor its bylaws contain an exclusive forum provision.

LEGAL MATTERS

        The validity of the shares of South State common stock in connection with the merger will be passed upon for South State by V. Nicole Comer, Senior Vice President and General Counsel of South State. As of March 10, 2020, Ms. Comer beneficially owned shares of South State common stock representing less than 1% of the total outstanding shares of South State common stock.

        Certain federal income tax consequences of the merger will be passed upon for South State by Wachtell, Lipton, Rosen & Katz, New York, New York, counsel for South State, and for CenterState by Davis Polk & Wardwell LLP, New York, New York, counsel for CenterState.

 EXPERTS

        The consolidated financial statements of South State as of December 31, 2019 and 2018, and for each of the years in the three (3)-year period ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated in this joint proxy statement/prospectus by reference from South State's Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of CenterState as of December 31, 2019 and 2018, and for each of the years in the three (3)-year period ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019 incorporated in this joint proxy statement/prospectus by reference from CenterState's Annual Report on Form 10-K for the year ended December 31, 2019, have been audited by Crowe LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

South State

        If a South State shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") for inclusion in South State's proxy statement for its 2020 annual meeting of shareholders (the "South State 2020 annual meeting"), South State must have received such proposal at its principal executive offices no later than November 10, 2019, unless the date of the South State 2020 annual meeting of shareholders is changed by more than thirty (30) days from April 25, 2020 (the one (1) year anniversary date of South State's 2019 annual meeting of shareholders), in which case the proposal must be received a reasonable time before South State begins to print and mail its proxy materials. South State anticipates that it will hold the South State 2020 annual meeting following the closing of the merger, if the merger is completed as currently expected, which may result in the date of the South State 2020 annual meeting being changed by more than thirty (30) days from April 25, 2020. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in South State's 2020 proxy statement.

        Under South State's bylaws, shareholder proposals not intended for inclusion in South State's 2020 proxy statement pursuant to Rule 14a-8 but intended to be raised at the South State 2020 annual meeting must be received no earlier than one hundred and twenty (120) days and no later than ninety (90) days prior to April 25, 2020 (the one (1) year anniversary of South State's 2019 annual meeting of shareholders), unless the date of the South State 2020 annual meeting is more than thirty (30) days before or more than sixty (60) days after April 25, 2020 (the one (1) year anniversary date of South State's 2019 annual meeting of shareholders), in which case the proposal must be received no later than the close of business on the later of the ninetieth (90th) day prior to the date of such meeting or, if the first public announcement of the date of such meeting is less than one hundred (100) days prior to the date of such meeting, then the tenth (10th) day following the date on which public announcement of the date of such meeting is first made by South State), and must comply with the procedural, informational and other requirements outlined in South State's bylaws.

CenterState

        CenterState will include shareholder proposals that comply with Rule 14a-8 in CenterState's proxy materials for its 2020 annual meeting of shareholders (the "CenterState 2020 annual meeting"). For the CenterState 2020 annual meeting, CenterState must have received shareholder proposals submitted for inclusion in its proxy materials no later than one hundred and twenty (120) calendar days prior to the first anniversary of the release date of the previous year's annual meeting proxy statement, unless the date of the CenterState 2020 annual meeting is changed by more than thirty (30) days from the one year anniversary of the 2019 CenterState annual meeting, in which case the proposal must be received a reasonable time before CenterState begins to print and mail its proxy materials. Based on the scheduled date of the CenterState 2020 annual meeting, this date has passed. If the proposal complies with all of the requirements of Rule 14a-8, the proposal will be considered for inclusion in CenterState's 2020 proxy statement and form of proxy relating to such meeting. Shareholder proposals submitted for inclusion in CenterState's proxy materials should be mailed to CenterState's corporate secretary at the following address: CenterState Bank Corporation, 1101 First Street South, Winter Haven, Florida 33880, Attention: Corporate Secretary.

        The nominating committee of the CenterState board of directors will consider director candidates recommended by shareholders, provided the recommendation is in writing and delivered to CenterState's President and Chief Executive Officer at CenterState's principal executive offices not later than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the date on which CenterState first released its proxy materials to shareholders for the preceding year's annual meeting of shareholders. Based on the scheduled date of the 2020 CenterState annual meeting, this date has passed. The nomination and notification must have contained the nominee's name, address, principal occupation, total number of shares owned, consent to serve as a director and all information relating to the nominee and the nominating shareholder as is required to be disclosed in the solicitation of proxies for the election of such nominee as a director pursuant to the SEC's proxy rules.

 WHERE YOU CAN FIND MORE INFORMATION

        South State and CenterState file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both South State and CenterState, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by South State, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge by accessing the Investor Relations page of South State's website at www.southstatebank.com or, alternatively, by directing a request by telephone or mail to South State Corporation, 520 Gervais Street, Columbia, South Carolina 29201, (800) 277-2175, and documents filed with the SEC by CenterState will be available free of charge by accessing CenterState's website at www.centerstatebanks.com or, alternatively, by directing a request by telephone or mail to CenterState Bank Corporation, 1101 First Street South, Suite 202, Winter Haven, Florida 33880, (863) 293-4710. The web addresses of the SEC, South State and CenterState are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

        South State has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to South State's securities to be issued in the merger. This document constitutes the prospectus of South State filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

        Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows South State and CenterState to incorporate by reference into this document documents filed with the SEC by South State and CenterState. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. South State and CenterState incorporate by reference the documents listed below and any documents filed by South State or CenterState under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the date that the offering is terminated:

South State filings (SEC File No. 001-12669)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K, as amended by Amendment No. 1 to the Annual Report on Form 10-K/A	Fiscal year ended December 31, 2019, filed February 21, 2020, as amended by Amendment No. 1, filed March 6, 2020
Current Reports on Form 8-K	Filed January 27, 2020 and January 29, 2020
Definitive Proxy Statement on Schedule 14A	Filed March 6, 2019

The description of South State common stock contained in South State's registration statements filed under Section 12 of the Exchange Act, including all amendments and reports filed with the SEC for purposes of updating such description

CenterState filings (SEC File No. 000-32017)	Periods
Annual Report on Form 10-K	Fiscal year ended December 31, 2019, filed February 27, 2020
Current Reports on Form 8-K	Filed January 16, 2020, January 27, 2020 and January 29, 2020
Definitive Proxy Statement on Schedule 14A	Filed March 10, 2020

        Notwithstanding the foregoing, information furnished by South State or CenterState on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed "filed" for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

        You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

• if you are a South State shareholder:	• if you are a CenterState shareholder:
South State Corporation 520 Gervais Street Columbia, SC 29201-3046 (800) 277-2175 Attention: Investor Relations	CenterState Bank Corporation 1101 First Street South, Suite 202 Winter Haven, FL 33880 (863) 293-4710 Attention: Investor Relations

        This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to South State was provided by South State and the information contained in this document with respect to CenterState was provided by CenterState.

Annex A
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

CENTERSTATE BANK CORPORATION

and

SOUTH STATE CORPORATION

Dated as of January 25, 2020

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	66
affiliate	77
Agreement	1
Articles of Merger	2
Bank Merger	6
Bank Merger Agreement	6
Bank Merger Certificates	6
BHC Act	10
CenterState	1
CenterState 401(k) Plan	62
CenterState Articles	10
CenterState Benefit Plans	18
CenterState Board Recommendation	59
CenterState Bylaws	10
CenterState Common Stock	2
CenterState Contract	24
CenterState Directors	65
CenterState Disclosure Schedule	10
CenterState Equity Awards	12
CenterState ERISA Affiliate	18
CenterState Indemnified Parties	63
CenterState Insiders	69
CenterState Meeting	59
CenterState Owned Properties	26
CenterState PSU Award	5
CenterState Qualified Plans	19
CenterState Real Property	26
CenterState Regulatory Agreement	25
CenterState Reports	22
CenterState Restricted Stock Award	4
CenterState RSU Award	5
CenterState Securities	12
CenterState Stock Option	3
CenterState Subsidiary	11
CenterState Subsidiary Bank	6
CenterState Subsidiary Securities	12
CenterState Warrant	4
Chosen Courts	78
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	58
Continuing 401(k) Plan	62

A-v

Continuing Employees	61
DOL	19
Effective Time	2
Enforceability Exceptions	13
Environmental Laws	25
ERISA	18
Exchange Act	16
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	2
FBCA	1
FDIC	12
Federal Reserve Board	14
FINRA	30
Florida Secretary	2
GAAP	10
Governmental Entity	14
HSR Act	14
Intellectual Property	27
Investment Advisers Act	30
IRS	19
Joint Proxy Statement	14
Key Employee	54
knowledge	77
Liens	12
Loans	28
made available	78
Material Adverse Effect	10
Materially Burdensome Regulatory Condition	57
Merger	1
Merger Consideration	2
Multiemployer Plan	18
Multiple Employer Plan	20
New Benefit Plans	61
New Certificates	7
OCC	14
Old Certificate	2
PBGC	19
Permitted Encumbrances	26
person	77
Personal Data	22
Premium Cap	64
Recommendation Change	59
Regulatory Agencies	15
Representatives	66
Requisite CenterState Vote	13

A-vi

Requisite Regulatory Approvals	56
Requisite South State Vote	33
S-4	14
Sarbanes-Oxley Act	16
SCBCA	1
SCBFI	14
SEC	14
Securities Act	22
South Carolina Secretary	2
South State	1
South State 401(k) Plan	62
South State Advisory Entity	50
South State Articles	31
South State Articles Amendment	6
South State Authorized Share Capital Vote	33
South State Benefit Plans	39
South State Board Recommendation	59
South State Bylaws	31
South State Bylaws Amendment	6
South State Common Stock	2
South State Contract	44
South State Converted Equity Awards	4
South State Directors	65
South State Disclosure Schedule	31
South State Equity Awards	32
South State ERISA Affiliate	39
South State Meeting	59
South State Merger Vote	33
South State Owned Properties	46
South State PSU Awards	32
South State Qualified Plans	39
South State Real Property	46
South State Regulatory Agreement	45
South State Reports	42
South State Restricted Stock Award	4
South State RSU Award	4
South State Securities	32
South State Stock Option	3
South State Subsidiary	32
South State Subsidiary Bank	6
South State Subsidiary Securities	33
South State Warrant	4
SRO	15
Subsidiary	10
Surviving Bank	6
Surviving Entity	1
Takeover Statutes	28
Tax	18
Tax Return	18
Taxes	18
Terminated 401(k) Plan	62
Termination Date	72
Termination Fee	74
Transition Period	61
Trust Preferred Indentures	68
Trust Preferred Securities	68

A-vii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of January 25, 2020 (this "Agreement"), is by and between CenterState Bank Corporation, a Florida corporation ("CenterState"), and South State Corporation, a South Carolina corporation ("South State").

W I T N E S S E T H:

        WHEREAS, the Board of Directors of CenterState has unanimously (i) determined that this Agreement and the "merger of equals" and other transactions contemplated hereby are in the best interests of CenterState and CenterState's shareholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by CenterState of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

        WHEREAS, the Board of Directors of South State has unanimously (i) determined that this Agreement and the "merger of equals" and other transactions contemplated hereby are in the best interests of South State and South State's shareholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by South State of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

        WHEREAS, the Board of Directors of CenterState, subject to the terms of this Agreement, has resolved to recommend that CenterState's shareholders approve this Agreement and to submit this Agreement to CenterState's shareholders for approval;

        WHEREAS, the Board of Directors of South State, subject to the terms of this Agreement, has resolved to recommend that South State's shareholders approve this Agreement and to submit this Agreement to South State's shareholders for approval;

        WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

        1.1    The Merger.     Subject to the terms and conditions of this Agreement, in accordance with the South Carolina Business Corporation Act of 1988, as amended (the "SCBCA") and the Florida Business Corporation Act, as amended (the "FBCA"), at the Effective Time, CenterState shall merge with and into South State (the "Merger"), with South State surviving the Merger (hereinafter sometimes referred to in such capacity as the "Surviving Entity"). The Surviving Entity shall continue its corporate existence under the laws of the State of South Carolina. Upon consummation of the Merger, the separate corporate existence of CenterState shall terminate.

        1.2    Closing.     Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by CenterState and South State. The date on which the Closing occurs is referred to as the "Closing Date."

        1.3    Effective Time.     On or (if agreed by CenterState and South State) prior to the Closing Date, South State and CenterState, respectively, shall cause to be filed articles of merger with the Secretary of State of the State of South Carolina (the "South Carolina Secretary") and articles of merger with the Secretary of State of the State of Florida (the "Florida Secretary") (collectively, the "Articles of Merger"). The Merger shall become effective at such time as specified in the Articles of Merger in accordance with the relevant provisions of the SCBCA and the FBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the "Effective Time").

        1.4    Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the SCBCA and the FBCA.

        1.5    Conversion of CenterState Common Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of South State, CenterState or the holder of any securities of South State or CenterState:

        (a)   Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of CenterState issued and outstanding immediately prior to the Effective Time (the "CenterState Common Stock"), except for shares of CenterState Common Stock owned by CenterState or South State (in each case other than shares of CenterState Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CenterState or South State in respect of debts previously contracted), shall be converted into the right to receive 0.3001 shares (the "Exchange Ratio" and such shares the "Merger Consideration") of the common stock, par value $2.50 per share, of South State (the "South State Common Stock").

        (b)   All of the shares of CenterState Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an "Old Certificate," it being understood that any reference herein to "Old Certificate" shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CenterState Common Stock) previously representing any such shares of CenterState Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of South State Common Stock which such shares of CenterState Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of CenterState Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of South State Common Stock or CenterState Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give South State and the holders of CenterState Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit CenterState or South State to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

        (c)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of CenterState Common Stock that are owned by CenterState or South State (in each case other than shares of CenterState Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CenterState or South State in respect of debts previously contracted) shall be cancelled and shall cease to exist and no South State Common Stock or other consideration shall be delivered in exchange therefor.

        1.6    South State Stock.     At and after the Effective Time, each share of South State Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Entity and shall not be affected by the Merger.

        1.7   Treatment of CenterState Equity Awards; Warrants.

        (a)   At the Effective Time, each option to purchase shares of CenterState Common Stock (a "CenterState Stock Option") that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall, by virtue of the Merger and without any required action on the part of CenterState or any holder of such CenterState Stock Option, be vested and converted into a vested option (a "South State Stock Option") to purchase (i) that number of shares of South State Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CenterState Common Stock subject to such CenterState Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of South State Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of CenterState Common Stock of such CenterState Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as expressly provided in this Section 1.7, each such South State Stock Option shall be subject to the same terms and conditions as applied to the corresponding CenterState Stock Option immediately prior to the Effective Time; provided that each South State Stock Option shall remain exercisable through the remainder of its term.

        (b)   At the Effective Time, each warrant to purchase shares of CenterState Common Stock (a "CenterState Warrant") that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of CenterState or any holder of such CenterState Warrant, be converted into a warrant (a "South State Warrant") to purchase (i) that number of shares of South State Common Stock (rounded to the nearest whole share) equal to the product of (A) the total number of shares of CenterState Common Stock subject to such CenterState Warrant immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of South State Common Stock (rounded to the nearest whole cent) equal to the quotient of (A) the exercise price per share of CenterState Common Stock of such CenterState Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as expressly provided in this Section 1.7, each such South State Warrant shall be subject to the same terms and conditions as applied to the corresponding CenterState Warrant immediately prior to the Effective Time; provided that each South State Warrant shall remain exercisable through the remainder of its term. Where the context so requires, all references to CenterState (or an affiliate or a predecessor of CenterState) in the assumed agreements representing the CenterState Warrants shall be deemed to be references to the Surviving Entity (or its Subsidiaries, as applicable), and all references to the Board of Directors of CenterState (or an affiliate or a predecessor of CenterState) shall be deemed to be references to the Board of Directors of the Surviving Entity.

        (c)   At the Effective Time, each award in respect of a share of CenterState Common Stock subject to vesting, repurchase or other lapse restriction (a "CenterState Restricted Stock Award") that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of CenterState or any holder of such CenterState Restricted Stock Award, be converted into a restricted stock award (a "South State Restricted Stock Award") in respect of that number of shares of South State Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of CenterState Common Stock subject to the CenterState Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.7, each such South State Restricted Stock Award shall be subject to the same terms and conditions as applied to the corresponding CenterState Restricted Stock Award immediately prior to the Effective Time.

        (d)   At the Effective Time, each time-vesting restricted stock unit award in respect of a share of CenterState Common Stock (a "CenterState RSU Award") that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of CenterState or any holder of such CenterState RSU Award, be converted into a time-vesting restricted stock unit award (a "South State RSU Award," and together with the converted South State Stock Options and South State Restricted Stock Awards, the "South State Converted Equity Awards") in respect of that number of shares of South State Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of CenterState Common Stock subject to the CenterState RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in this Section 1.7, each such South State RSU Award shall be subject to the same terms and conditions as applied to the corresponding CenterState RSU Award immediately prior to the Effective Time.

        (e)   At the Effective Time, each performance-vesting restricted stock unit award in respect of a share of CenterState Common Stock (a "CenterState PSU Award") that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of CenterState or any holder of such CenterState PSU Award, be converted into a South State RSU Award in respect of that number of shares of South State Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of CenterState Common Stock subject to the CenterState PSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 1.7(e), the number of shares of CenterState Common Stock subject to a CenterState PSU Award immediately prior to the Effective Time shall be determined assuming performance goals are satisfied based on the greater of target and actual performance as of immediately prior to the Effective Time. After the Effective Time, each such South State RSU Award shall be subject only to time-vesting through the remainder of the originally scheduled performance period (or any later scheduled vesting date). Except as expressly provided in this Section 1.7, each such South State RSU Award shall be subject to the same terms and conditions as applied to the corresponding CenterState PSU Award immediately prior to the Effective Time.

        (f)    Notwithstanding anything to the contrary in this Section 1.7 or in the applicable plan and award agreements governing the CenterState Equity Awards, (i) in the event that the employment of a holder of a South State Converted Equity Award is terminated by the Surviving Entity without "cause" or for "good reason" (as such terms are defined in the applicable award agreement evidencing the South State Converted Equity Award (which is generally expected to be consistent with the definitions in the corresponding CenterState Equity Award (if any))) prior to the third anniversary of the Closing Date, then such South State Converted Equity Award shall become fully vested, and (ii) notwithstanding any acceleration of vesting that occurs as a result of the transactions contemplated by this Agreement or this Section 1.7, the settlement of any South State RSU Award that has been converted from a CenterState RSU Award or a CenterState PSU Award shall occur in a manner that complies with Section 409A of the Code and in a manner consistent with the timing set forth in the plan and award agreement applicable to the corresponding CenterState Equity Award.

        (g)   At or prior to the Effective Time, CenterState, the Board of Directors of CenterState and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.7.

        (h)   As of the Effective Time, the number and kind of shares available for issuance under each equity incentive plan of CenterState shall be adjusted to reflect South State Common Stock in accordance with the provisions of the applicable plan.

        (i)    South State shall take all corporate actions that are necessary for the assumption of the CenterState Equity Awards pursuant to Sections 1.7(a) through 1.7(e), including the reservation, issuance and listing of South State Common Stock as necessary to effect the transactions contemplated by this Section 1.7. As soon as practicable following the Effective Time, South State shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of South State Common Stock underlying such CenterState Equity Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed CenterState Equity Awards remain outstanding.

        1.8    Articles of Incorporation of Surviving Entity.     At the Effective Time, the articles of incorporation of South State, as amended as set forth in Exhibit A (such amendment, the "South State Articles Amendment"), shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law.

        1.9    Bylaws of Surviving Entity.     At the Effective Time, the bylaws of South State, as amended as set forth in Exhibit B (such amendment, the "South State Bylaws Amendment"), shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

        1.10    Tax Consequences.     It is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

        1.11 Bank Merger.

        (a)   Immediately following the Merger, South State Bank, a South Carolina banking corporation and wholly owned Subsidiary of South State ("South State Subsidiary Bank"), will merge with and into CenterState Bank, N.A., a national banking association and wholly owned Subsidiary of CenterState ("CenterState Subsidiary Bank") (the "Bank Merger"). CenterState Subsidiary Bank shall be the surviving entity in the Bank Merger (the "Surviving Bank") and, following the Bank Merger, the separate corporate existence of South State Subsidiary Bank shall cease and CenterState Subsidiary Bank shall be renamed "South State Bank, N.A." effective as of the Effective Time. Promptly after the date of this Agreement, South State Subsidiary Bank and CenterState Subsidiary Bank will enter into an agreement and plan of merger in the form set forth in Exhibit C (the "Bank Merger Agreement"). Each of South State and CenterState shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of South State Subsidiary Bank and CenterState Subsidiary Bank, respectively, and South State and CenterState shall, and shall cause South State Subsidiary Bank and CenterState Subsidiary Bank, respectively, to, execute certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective ("Bank Merger Certificates") immediately following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable law, or at such other time as shall be provided by applicable law.

        (b)   It is intended that the Bank Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that the Bank Merger Agreement is intended to be and will be adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

 ARTICLE II

EXCHANGE OF SHARES

        2.1    South State to Make Consideration Available.     At or prior to the Effective Time, South State shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by South State and CenterState (the "Exchange Agent"), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, certificates or, at South State's option, evidence in book-entry form, representing shares of South State Common Stock to be issued pursuant to Section 1.5 (collectively, referred to herein as "New Certificates"), and any cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of South State Common Stock payable in accordance with Section 2.2(b), being referred to herein as the "Exchange Fund").

        2.2   Exchange of Shares.

        (a)   As promptly as practicable after the Effective Time, but in no event later than five (5) days thereafter, the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of CenterState Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive South State Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of South State Common Stock and any cash in lieu of fractional shares which the shares of CenterState Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b) (such materials and instructions to include customary provisions with respect to delivery of an "agent's message" with respect to book-entry shares). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent (it being understood that no certificates shall be required to be delivered for shares of CenterState Common Stock held in book-entry at the Effective Time), together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, (i) a New Certificate representing that number of whole shares of South State Common Stock to which such holder of CenterState Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of South State Common Stock which the shares of CenterState Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

        (b)   No dividends or other distributions declared with respect to South State Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of South State Common Stock that the shares of CenterState Common Stock represented by such Old Certificate have been converted into the right to receive.

        (c)   If any New Certificate representing shares of South State Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of South State Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

        (d)   After the Effective Time, there shall be no transfers on the stock transfer books of CenterState of the shares of CenterState Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of South State Common Stock and any cash in lieu of fractional shares as provided in this Article II.

        (e)   Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of South State Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to South State Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of South State. In lieu of the issuance of any such fractional share, the Surviving Entity shall pay to each former holder of CenterState Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of South State Common Stock on NASDAQ as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of CenterState Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of South State Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

        (f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of CenterState for twelve (12) months after the Effective Time shall be paid to the Surviving Entity. Any former holders of CenterState Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of South State Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the South State Common Stock deliverable in respect of each former share of CenterState Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of South State, CenterState, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of CenterState Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by former holders of shares of CenterState Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

        (g)   The Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of South State Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of CenterState Common Stock or CenterState Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment or distribution under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld by the Surviving Entity or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of CenterState Common Stock or CenterState Equity Awards in respect of which the deduction and withholding was made by the Surviving Entity or the Exchange Agent, as the case may be.

        (h)   In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity or the Exchange Agent, the posting by such person of a bond in such amount as the Surviving Entity or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of South State Common Stock and any cash in lieu of fractional shares, as applicable, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF CENTERSTATE

        Except (a) as disclosed in the disclosure schedule delivered by CenterState to South State concurrently herewith (the "CenterState Disclosure Schedule"); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CenterState Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CenterState that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CenterState Reports filed by CenterState since December 31, 2017, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), CenterState hereby represents and warrants to South State as follows:

        3.1    Corporate Organization.

        (a)   CenterState is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and has elected to be treated as a financial holding company under the BHC Act. CenterState has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. CenterState is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState. As used in this Agreement, the term "Material Adverse Effect" means, with respect to South State, CenterState or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles ("GAAP") or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclause (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word "Subsidiary" when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the articles of incorporation of CenterState (the "CenterState Articles") and the bylaws of CenterState (the "CenterState Bylaws"), in each case as in effect as of the date of this Agreement, have previously been made available by CenterState to South State.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState, each Subsidiary of CenterState (a "CenterState Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of CenterState or any Subsidiary of CenterState to pay dividends or distributions except, in the case of CenterState or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of CenterState Subsidiary Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the CenterState Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CenterState as of the date hereof. No Subsidiary of CenterState is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of CenterState. There is no person whose results of operations, cash flows, changes in shareholders' equity or financial position are consolidated in the financial statements of CenterState other than the CenterState Subsidiaries.

        3.2    Capitalization.

        (a)   The authorized capital stock of CenterState consists of 200,000,000 shares of CenterState Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Agreement, there are (i) 125,276,300 shares of CenterState Common Stock issued and outstanding, including 32,500 shares of CenterState Common Stock granted in respect of outstanding CenterState Restricted Stock Awards, (ii) 319,270 shares of CenterState Common Stock reserved for issuance upon the settlement of outstanding CenterState RSU Awards, (iii) 590,825 shares of CenterState Common Stock reserved for issuance upon the settlement of outstanding CenterState PSU Awards (assuming performance goals are satisfied at the target level) or 702,740 shares of CenterState Common Stock reserved for issuance upon the settlement of outstanding CenterState PSU Awards (assuming performance goals are satisfied at the maximum level), (iv) zero shares of CenterState Common Stock held in treasury, (v) 591,580 shares of CenterState Common Stock reserved for issuance upon the exercise of outstanding CenterState Stock Options and CenterState Warrants, and (vi) no other shares of capital stock or other voting securities or equity interests of CenterState issued, reserved for issuance or outstanding. All of the issued and outstanding shares of CenterState Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of CenterState may vote. Other than CenterState Stock Options, CenterState Restricted Stock Awards, CenterState RSU Awards and CenterState PSU Awards (collectively, "CenterState Equity Awards") issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in CenterState, or contracts, commitments, understandings or arrangements by which CenterState may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CenterState, or that otherwise obligate CenterState to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, "CenterState Securities"). Other than CenterState Equity Awards, no equity or equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of CenterState or any of its Subsidiaries) are outstanding. No CenterState Subsidiary owns any capital stock of CenterState. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which CenterState or any of its Subsidiaries is a party with respect to the voting or transfer of CenterState Common Stock, capital stock or other voting or equity securities or ownership interests of CenterState or granting any shareholder or other person any registration rights.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState, CenterState owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the CenterState Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any CenterState Subsidiary, or contracts, commitments, understandings or arrangements by which any CenterState Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such CenterState Subsidiary, or otherwise obligating any CenterState Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, "CenterState Subsidiary Securities").

        3.3    Authority; No Violation.

        (a)   CenterState has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of CenterState. The Board of Directors of CenterState has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of CenterState and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to CenterState's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of the votes entitled to be cast on this Agreement by the holders of CenterState Common Stock at a meeting called therefor (the "Requisite CenterState Vote") and subject to the adoption and approval of the Bank Merger Agreement by CenterState as CenterState Subsidiary Bank's sole shareholder, no other corporate proceedings on the part of CenterState are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CenterState and (assuming due authorization, execution and delivery by South State) constitutes a valid and binding obligation of CenterState, enforceable against CenterState in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the "Enforceability Exceptions")).

        (b)   Neither the execution and delivery of this Agreement by CenterState nor the consummation by CenterState of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by CenterState with any of the terms or provisions hereof, will (i) violate any provision of the CenterState Articles or the CenterState Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any CenterState Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CenterState or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CenterState or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CenterState or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState.

        3.4    Consents and Approvals.     Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the South Carolina Board of Financial Institutions (the "SCBFI") and the Office of the Comptroller of the Currency (the "OCC") in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing of any required applications, filings or notices with any state banking or insurance regulatory authorities listed on Section 3.4 of the CenterState Disclosure Schedule or Section 4.4 of the South State Disclosure Schedule and approval of such applications, filings and notices, (f) the filing by CenterState with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form (including any amendments or supplements thereto, the "Joint Proxy Statement"), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by South State in connection with the transactions contemplated by this Agreement (the "S-4"), and the declaration of effectiveness of the S-4, (g) the filing of the Articles of Merger with the South Carolina Secretary pursuant to the SCBCA and the Florida Secretary pursuant to the FBCA, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, (h) the filing of any applications, filings or notices under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (i) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of South State Common Stock pursuant to this Agreement and the approval of the listing of such South State Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission, Regulatory Agency or other governmental or regulatory authority or instrumentality (each, a "Governmental Entity") are necessary in connection with (x) the execution and delivery by CenterState of this Agreement or (y) the consummation by CenterState of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, CenterState is not aware of any reason why the necessary regulatory approvals and consents will not be received by CenterState to permit consummation of the Merger and Bank Merger on a timely basis.

        3.5    Reports.     CenterState and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the OCC, (v) the FDIC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an "SRO") (clauses (i) - (vii), collectively, "Regulatory Agencies"), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CenterState and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CenterState, investigation into the business or operations of CenterState or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CenterState or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CenterState or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

        3.6    Financial Statements.

        (a)   The financial statements of CenterState and its Subsidiaries included (or incorporated by reference) in the CenterState Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CenterState and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of CenterState and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CenterState and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since December 31, 2017, no independent public accounting firm of CenterState has resigned (or informed CenterState that it intends to resign) or been dismissed as independent public accountants of CenterState as a result of or in connection with any disagreements with CenterState on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, neither CenterState nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CenterState included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

        (c)   The records, systems, controls, data and information of CenterState and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CenterState or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on CenterState. CenterState (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to ensure that material information relating to CenterState, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CenterState by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to CenterState's outside auditors and the audit committee of CenterState's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CenterState's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CenterState's internal controls over financial reporting. These disclosures were made in writing by management to CenterState's auditors and audit committee. CenterState has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

        (d)   Since January 1, 2017, (i) neither CenterState nor any of its Subsidiaries, nor, to the knowledge of CenterState, any Representative of CenterState or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CenterState or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CenterState or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing CenterState or any of its Subsidiaries, whether or not employed by CenterState or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CenterState or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of CenterState or any committee thereof or the Board of Directors or similar governing body of any CenterState Subsidiary or any committee thereof, or to the knowledge of CenterState, to any director or officer of CenterState or any CenterState Subsidiary.

        3.7    Broker's Fees.     With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither CenterState nor any CenterState Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement. CenterState has disclosed to South State as of the date hereof the aggregate fees provided for in connection with the engagement by CenterState of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder.

        3.8    Absence of Certain Changes or Events.

        (a)   Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

        (b)   Since December 31, 2018, CenterState and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        3.9    Legal Proceedings.

        (a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on CenterState, neither CenterState nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of CenterState, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CenterState or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

        (b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon CenterState, any of its Subsidiaries or the assets of CenterState or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

        3.10    Taxes and Tax Returns.

        (a)   Each of CenterState and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither CenterState nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of CenterState and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of CenterState and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither CenterState nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither CenterState nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of CenterState, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CenterState and its Subsidiaries or the assets of CenterState and its Subsidiaries. CenterState has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither CenterState nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CenterState and its Subsidiaries). Neither CenterState nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was CenterState) or (B) has any liability for the Taxes of any person (other than CenterState or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither CenterState nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither CenterState nor any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

        (b)   As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, in each case, in the nature of a Tax and imposed by a Governmental Entity with jurisdiction over Taxes, together with all penalties and additions to tax and interest thereon.

        (c)   As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

        3.11    Employees.

        (a)   Section 3.11(a) of the CenterState Disclosure Schedule sets forth a true and complete list of all material CenterState Benefit Plans. For purposes of this Agreement, the term "CenterState Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment or other benefit plans, programs, agreements, contracts, policies or arrangements with respect to which CenterState or any Subsidiary or any trade or business of CenterState or any of its Subsidiaries, whether or not incorporated, all of which together with CenterState would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "CenterState ERISA Affiliate"), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by CenterState or any of its Subsidiaries or any CenterState ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of CenterState or any of its Subsidiaries or any CenterState ERISA Affiliate, excluding, in each case, any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan").

        (b)   CenterState has heretofore made available to South State true and complete copies of each material CenterState Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) filed with the U.S. Department of Labor (the "DOL") for the last two (2) plan years, (iii) the most recently received U.S. Internal Revenue Service ("IRS") determination letter, and (iv) the most recently prepared actuarial report for each of the last two (2) years.

        (c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, each CenterState Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, neither CenterState nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any CenterState Benefit Plan, and neither CenterState nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

        (d)   Section 3.11(d) of the CenterState Disclosure Schedule identifies each CenterState Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "CenterState Qualified Plans"). The IRS has, if applicable, issued a favorable determination letter with respect to each CenterState Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of CenterState, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any CenterState Qualified Plan or the related trust. No trust funding any CenterState Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

        (e)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, with respect to each CenterState Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in "at-risk" status for purposes of Section 430 of the Code or Section 302 of ERISA, (iii) the present value of accrued benefits under such CenterState Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such CenterState Benefit Plan's actuary with respect to such CenterState Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such CenterState Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the "PBGC") have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by CenterState or any of its Subsidiaries or any CenterState ERISA Affiliate, and (vii) the PBGC has not instituted proceedings to terminate any such CenterState Benefit Plan.

        (f)    None of CenterState and its Subsidiaries nor any CenterState ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), and none of CenterState and its Subsidiaries nor any CenterState ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

        (g)   Except as set forth on Section 3.11(g) of the CenterState Disclosure Schedule, neither CenterState nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

        (h)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, all contributions required to be made to any CenterState Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any CenterState Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CenterState.

        (i)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to CenterState's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the CenterState Benefit Plans, any fiduciaries thereof with respect to their duties to the CenterState Benefit Plans or the assets of any of the trusts under any of the CenterState Benefit Plans that would reasonably be expected to result in any material liability of CenterState or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a CenterState Benefit Plan, or any other party.

        (j)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, none of CenterState and its Subsidiaries nor any CenterState ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the CenterState Benefit Plans or their related trusts, CenterState, any of its Subsidiaries, any CenterState ERISA Affiliate or any person that CenterState or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

        (k)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of CenterState or any of its Subsidiaries, or result in any limitation on the right of CenterState or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CenterState Benefit Plan or related trust.

        (l)    The transactions contemplated by this Agreement will not cause or require CenterState or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

        (m)  No CenterState Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

        (n)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, there are no pending or, to CenterState's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against CenterState or any of its Subsidiaries, or any strikes or other material labor disputes against CenterState or any of its Subsidiaries. Neither CenterState nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CenterState or any of its Subsidiaries and, to the knowledge of CenterState, there are no organizing efforts by any union or other group seeking to represent any employees of CenterState or any of its Subsidiaries.

        (o)   CenterState and its Subsidiaries are, and have been since January 1, 2017, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

        3.12    SEC Reports.     CenterState has previously made available to South State an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by CenterState pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "CenterState Reports") and (b) communication mailed by CenterState to its shareholders since December 31, 2017 and prior to the date hereof, and no such CenterState Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all CenterState Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of CenterState has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the CenterState Reports.

        3.13    Compliance with Applicable Law.

        (a)   CenterState and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState, and to the knowledge of CenterState, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState, CenterState and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CenterState or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law ("Personal Data")), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

        (c)   CenterState Subsidiary Bank has a Community Reinvestment Act rating of "satisfactory" or better.

        (d)   CenterState maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CenterState, to the knowledge of CenterState, since December 31, 2017, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of CenterState and its Subsidiaries.

        (e)   Without limitation, none of CenterState or any of its Subsidiaries, or to the knowledge of CenterState, any director, officer, employee, agent or other person acting on behalf of CenterState or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CenterState or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CenterState or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CenterState or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CenterState or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for CenterState or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CenterState or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CenterState.

        (f)    As of the date hereof, CenterState, CenterState Subsidiary Bank and each other insured depository institution Subsidiary of CenterState is "well-capitalized" (as such term is defined in the relevant regulation of the institution's primary bank regulator) and, as of the date hereof, neither CenterState nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as "well-capitalized" or that CenterState Subsidiary Bank's Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

        3.14    Certain Contracts.

        (a)   Except as set forth in Section 3.14(a) of the CenterState Disclosure Schedule, as of the date hereof, neither CenterState nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any CenterState Benefit Plan: (i) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of CenterState (or after the Merger, the ability of the Surviving Entity and its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements); (iii) with or to a labor union or guild (including any collective bargaining agreement); (iv) which (other than extensions of credit, other customary banking products offered by CenterState or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $1,000,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less; (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CenterState or its Subsidiaries taken as a whole; (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to CenterState and its Subsidiaries, taken as a whole; (vii) that provides for contractual indemnification to any director, officer or employee; or (viii) (A) that relates to the incurrence of indebtedness by CenterState or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by CenterState or any of its Subsidiaries of, or any similar commitment by CenterState or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) (excluding any CenterState Benefit Plan), whether or not set forth in the CenterState Disclosure Schedule, is referred to herein as a "CenterState Contract." CenterState has made available to South State true, correct and complete copies of each CenterState Contract in effect as of the date hereof.

        (b)   (i) Each CenterState Contract is valid and binding on CenterState or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState, (ii) CenterState and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each CenterState Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState, (iii) to the knowledge of CenterState, each third-party counterparty to each CenterState Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such CenterState Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState, (iv) neither CenterState nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any CenterState Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CenterState or any of its Subsidiaries, or to the knowledge of CenterState, any other party thereto, of or under any such CenterState Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CenterState.

        3.15    Agreements with Regulatory Agencies.     Subject to Section 9.14, neither CenterState nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CenterState Disclosure Schedule, a "CenterState Regulatory Agreement"), nor has CenterState or any of its Subsidiaries been advised since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such CenterState Regulatory Agreement.

        3.16    Risk Management Instruments.     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CenterState or any of its Subsidiaries or for the account of a customer of CenterState or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of CenterState or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. CenterState and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to CenterState's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

        3.17    Environmental Matters.     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, CenterState and its Subsidiaries are in compliance, and have complied, with all federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, "Environmental Laws"). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CenterState, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CenterState or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against CenterState, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState. To the knowledge of CenterState, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState. CenterState is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState.

        3.18    Investment Securities and Commodities.

        (a)   Each of CenterState and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to CenterState's business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of CenterState or its Subsidiaries. Such securities and commodities are valued on the books of CenterState in accordance with GAAP in all material respects.

        (b)   CenterState and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that CenterState believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, CenterState has made available to South State the material terms of such policies, practices and procedures.

        3.19    Real Property.     CenterState or a CenterState Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CenterState Reports as being owned by CenterState or a CenterState Subsidiary or acquired after the date thereof which are material to CenterState's business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "CenterState Owned Properties"), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, "Permitted Encumbrances"), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CenterState Reports or acquired after the date thereof which are material to CenterState's business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the CenterState Owned Properties, the "CenterState Real Property"), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CenterState, the lessor. There are no pending or, to the knowledge of CenterState, threatened condemnation proceedings against the CenterState Real Property.

        3.20    Intellectual Property.     CenterState and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState: (a) (i) to the knowledge of CenterState, the use of any Intellectual Property by CenterState and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which CenterState or any CenterState Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to CenterState that CenterState or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of CenterState, no person is challenging, infringing on or otherwise violating any right of CenterState or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to CenterState or its Subsidiaries, and (c) neither CenterState nor any CenterState Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by CenterState or any CenterState Subsidiary, and CenterState and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by CenterState and its Subsidiaries. For purposes of this Agreement, "Intellectual Property" means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

        3.21    Related Party Transactions.     There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CenterState or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of CenterState or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CenterState Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of CenterState) on the other hand, of the type required to be reported in any CenterState Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

        3.22    State Takeover Laws.     The Board of Directors of CenterState has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any "moratorium," "control share," "fair price," "takeover" or "interested shareholder" law or any similar provisions of the CenterState Articles or CenterState Bylaws (collectively, with any similar provisions of the South State Articles or South State Bylaws, "Takeover Statutes"). In accordance with Section 607.1302 of the FBCA, no appraisal or dissenters' rights will be available to the holders of CenterState Common Stock in connection with the Merger.

        3.23    Reorganization.     CenterState has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        3.24    Opinion.     Prior to the execution of this Agreement, CenterState has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Keefe, Bruyette & Woods, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CenterState Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

        3.25    CenterState Information.     The information relating to CenterState and its Subsidiaries or that is provided by CenterState or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to CenterState and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

        3.26    Loan Portfolio.

        (a)   As of the date hereof, neither CenterState nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which CenterState or any Subsidiary of CenterState is a creditor that, as of September 30, 2019, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater shareholder of CenterState or any of its Subsidiaries, or to the knowledge of CenterState, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the CenterState Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of CenterState and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $1,000,000 and were classified by CenterState as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CenterState or any of its Subsidiaries that, as of September 30, 2019, is classified as "Other Real Estate Owned" and the book value thereof.

        (b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, each Loan of CenterState or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CenterState and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

        (c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, each outstanding Loan of CenterState or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CenterState and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

        (d)   None of the agreements pursuant to which CenterState or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

        (e)   There are no outstanding Loans made by CenterState or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of CenterState or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

        (f)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CenterState, neither CenterState nor any of its Subsidiaries is now nor has it ever been since December 31, 2017 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

        3.27    Insurance.     Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CenterState, (a) CenterState and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CenterState reasonably has determined to be prudent and consistent with industry practice, and CenterState and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CenterState and its Subsidiaries, CenterState or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by CenterState or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither CenterState nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

        3.28    Investment Advisory, Insurance and Broker-Dealer Matters.

        (a)   No Subsidiary of CenterState is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

        (b)   No Subsidiary of CenterState conducts insurance operations that require it to be registered with any state insurance regulatory authorities.

        (c)   No Subsidiary of CenterState is a broker-dealer or is required to register as a "broker" or "dealer" in accordance with the provisions of the Exchange Act or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of the Financial Industry Regulatory Authority ("FINRA")) any member firm of FINRA.

        3.29    No Other Representations or Warranties.

        (a)   Except for the representations and warranties made by CenterState in this Article III, neither CenterState nor any other person makes any express or implied representation or warranty with respect to CenterState, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CenterState hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CenterState nor any other person makes or has made any representation or warranty to South State or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CenterState, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to South State or any of its affiliates or Representatives in the course of their due diligence investigation of CenterState, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by CenterState in this Article III.

        (b)   CenterState acknowledges and agrees that neither South State nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

 ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SOUTH STATE

        Except (a) as disclosed in the disclosure schedule delivered by South State to CenterState concurrently herewith (the "South State Disclosure Schedule"); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the South State Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by South State that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any South State Reports filed by South State since December 31, 2017, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), South State hereby represents and warrants to CenterState as follows:

        4.1    Corporate Organization.

        (a)   South State is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina, and is a bank holding company duly registered under the BHC Act. South State has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. South State is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State. True and complete copies of the articles of incorporation of South State (the "South State Articles") and the bylaws of South State (the "South State Bylaws"), in each case as in effect as of the date of this Agreement, have previously been made available by South State to CenterState.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State, each Subsidiary of South State (a "South State Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of South State or any Subsidiary of South State to pay dividends or distributions except, in the case of South State or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of South State Subsidiary Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the South State Disclosure Schedule sets forth a true and complete list of all Subsidiaries of South State as of the date hereof. No Subsidiary of South State is in violation of any of the provisions of the articles or certificate of incorporation or bylaws (or comparable organizational documents) of such Subsidiary of South State. There is no person whose results of operations, cash flows, changes in shareholders' equity or financial position are consolidated in the financial statements of South State other than the South State Subsidiaries.

        4.2    Capitalization.

        (a)   As of the date of this Agreement, the authorized capital stock of South State consists of 80,000,000 shares of South State Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Agreement, there are (i) 33,764,834 shares of South State Common Stock issued and outstanding, including 69,011 shares of South State Common Stock granted in respect of outstanding South State Restricted Stock Awards, (ii) zero shares of South State Common Stock held in treasury, (iii) 176,888 shares of South State Common Stock reserved for issuance upon the exercise of South State Stock Options, (iv) 289,906 shares of South State Common Stock (assuming performance goals are satisfied at the target level) or 344,025 shares of South State Common Stock (assuming performance goals are satisfied at the maximum level) reserved for issuance upon the settlement of outstanding performance restricted stock unit awards in respect of shares of South State Common Stock ("South State PSU Awards"), and (v) no other shares of capital stock or other voting securities or equity interests of South State issued, reserved for issuance or outstanding. All of the issued and outstanding shares of South State Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of South State may vote. Other than South State Stock Options, South State Restricted Stock Awards and South State PSU Awards (collectively, "South State Equity Awards") issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in South State, or contracts, commitments, understandings or arrangements by which South State may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in South State or that otherwise obligate South State to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, "South State Securities"). Other than South State Equity Awards, no equity or equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of South State or any of its Subsidiaries) are outstanding. No South State Subsidiary owns any capital stock of South State. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which South State or any of its Subsidiaries is a party with respect to the voting or transfer of South State Common Stock, capital stock or other voting or equity securities or ownership interests of South State or granting any shareholder or other person any registration rights.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State, South State owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the South State Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of capital stock or other voting or equity securities of or ownership interests in any South State Subsidiary, or contracts, commitments, understandings or arrangements by which any South State Subsidiary may become bound to issue additional shares of its capital stock or other equity or voting securities or ownership interests in such South State Subsidiary, or otherwise obligating any South State Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any of the foregoing (collectively, "South State Subsidiary Securities").

        4.3    Authority; No Violation.

        (a)   South State has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of South State. The Board of Directors of South State has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of South State and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to South State's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of two-thirds of the votes entitled to be cast on this Agreement by the holders of South State Common Stock (the "South State Merger Vote") and (ii) the approval of the South State Articles Amendment by the affirmative vote of two-thirds of the votes entitled to be cast on the South State Articles Amendment by the holders of South State Common Stock (the "South State Authorized Share Capital Vote" and, together with the South State Merger Vote, the "Requisite South State Vote"), and subject to the approval of the Bank Merger Agreement by South State as South State Subsidiary Bank's sole shareholder, no other corporate proceedings on the part of South State are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by South State and (assuming due authorization, execution and delivery by CenterState) constitutes a valid and binding obligation of South State, enforceable against South State in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of South State Common Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite South State Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of South State will have any preemptive right or similar rights in respect thereof.

        (b)   Neither the execution and delivery of this Agreement by South State, nor the consummation by South State of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by South State with any of the terms or provisions hereof, will (i) violate any provision of the South State Articles or the South State Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any South State Subsidiary or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to South State or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of South State or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which South State or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults that either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on South State.

        4.4    Consents and Approvals.     Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the SCBFI and the OCC in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing of any required applications, filings or notices with any state banking or insurance regulatory authorities listed on Section 3.4 of the CenterState Disclosure Schedule or Section 4.4 of the South State Disclosure Schedule and approval of such applications, filings and notices, (f) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the Articles of Merger with the South Carolina Secretary pursuant to the SCBCA and the Florida Secretary pursuant to the FBCA, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, (h) the filing of any applications, filings or notices under the HSR Act, and (i) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of South State Common Stock pursuant to this Agreement and the approval of the listing of such South State Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by South State of this Agreement or (y) the consummation by South State of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, South State is not aware of any reason why the necessary regulatory approvals and consents will not be received by South State to permit consummation of the Merger and Bank Merger on a timely basis.

        4.5    Reports.     South State and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on South State. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of South State and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of South State, investigation into the business or operations of South State or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of South State or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of South State or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State.

        4.6    Financial Statements.

        (a)   The financial statements of South State and its Subsidiaries included (or incorporated by reference) in the South State Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of South State and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of South State and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of South State and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since December 31, 2017, no independent public accounting firm of South State has resigned (or informed South State that it intends to resign) or been dismissed as independent public accountants of South State as a result of or in connection with any disagreements with South State on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

        (b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, neither South State nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of South State included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

        (c)   The records, systems, controls, data and information of South State and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of South State or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on South State. South State (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to South State, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of South State by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to South State's outside auditors and the audit committee of South State's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect South State's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in South State's internal controls over financial reporting. These disclosures were made in writing by management to South State's auditors and audit committee. South State has no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

        (d)   Since January 1, 2017, (i) neither South State nor any of its Subsidiaries, nor, to the knowledge of South State, any Representative of South State or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of South State or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that South State or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing South State or any of its Subsidiaries, whether or not employed by South State or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by South State or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of South State or any committee thereof or the Board of Directors or similar governing body of any South State Subsidiary or any committee thereof, or to the knowledge of South State, to any director or officer of South State or any South State Subsidiary.

        4.7    Broker's Fees.     With the exception of the engagement of Piper Sandler & Co., neither South State nor any South State Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement. South State has disclosed to CenterState as of the date hereof the aggregate fees provided for in connection with the engagement by South State of Piper Sandler & Co. related to the Merger and the other transactions contemplated hereunder.

        4.8    Absence of Certain Changes or Events.

        (a)   Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State.

        (b)   Since December 31, 2018, South State and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

        4.9    Legal Proceedings.

        (a)   Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on South State, neither South State nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of South State, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against South State or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

        (b)   There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon South State, any of its Subsidiaries or the assets of South State or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

        4.10    Taxes and Tax Returns.     Each of South State and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither South State nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of South State and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of South State and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither South State nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither South State nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and, to the knowledge of South State, there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of South State and its Subsidiaries or the assets of South State and its Subsidiaries. South State has not entered into any private letter ruling requests, closing agreements or gain recognition agreements with respect to a material amount of Taxes requested or executed in the last three (3) years. Neither South State nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among South State and its Subsidiaries). Neither South State nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was South State) or (B) has any liability for the Taxes of any person (other than South State or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither South State nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither South State nor any of its Subsidiaries has participated in a "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

        4.11    Employees.

        (a)   Section 4.11(a) of the South State Disclosure Schedule sets forth a true and complete list of all material South State Benefit Plans. For purposes of this Agreement, the term "South State Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment or other benefit plans, programs, agreements, contracts, policies or arrangements with respect to which South State or any Subsidiary or any trade or business of South State or any of its Subsidiaries, whether or not incorporated, all of which together with South State would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "South State ERISA Affiliate"), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by South State or any of its Subsidiaries or any South State ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of South State or any of its Subsidiaries or any South State ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

        (b)   South State has heretofore made available to CenterState true and complete copies of each material South State Benefit Plan and the following related documents, to the extent applicable, (i) all summary plan descriptions, material amendments, material modifications or material supplements, (ii) the annual report (Form 5500) filed with the DOL for the last two (2) plan years, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report for each of the last two (2) years.

        (c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, each South State Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, neither South State nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any South State Benefit Plan, and neither South State nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

        (d)   Section 4.11(d) of the South State Disclosure Schedule identifies each South State Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "South State Qualified Plans"). The IRS has, if applicable, issued a favorable determination letter with respect to each South State Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of South State, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any South State Qualified Plan or the related trust. No trust funding any South State Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

        (e)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, with respect to each South State Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in "at-risk" status for purposes of Section 430 of the Code or Section 302 of ERISA, (iii) the present value of accrued benefits under such South State Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such South State Benefit Plan's actuary with respect to such South State Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such South State Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by South State or any of its Subsidiaries or any South State ERISA Affiliate, and (vii) the PBGC has not instituted proceedings to terminate any such South State Benefit Plan.

        (f)    None of South State and its Subsidiaries nor any South State ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of South State and its Subsidiaries nor any South State ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

        (g)   Except as set forth on Section 4.11(g) of the South State Disclosure Schedule, neither South State nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar applicable state or local law.

        (h)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, all contributions required to be made to any South State Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any South State Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of South State.

        (i)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to South State's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the South State Benefit Plans, any fiduciaries thereof with respect to their duties to the South State Benefit Plans or the assets of any of the trusts under any of the South State Benefit Plans that would reasonably be expected to result in any material liability of South State or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a South State Benefit Plan, or any other party.

        (j)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, none of South State and its Subsidiaries nor any South State ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the South State Benefit Plans or their related trusts, South State, any of its Subsidiaries, any South State ERISA Affiliate or any person that South State or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

        (k)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of South State or any of its Subsidiaries, or result in any limitation on the right of South State or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any South State Benefit Plan or related trust.

        (l)    The transactions contemplated by this Agreement will not cause or require South State or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

        (m)  No South State Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

        (n)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, there are no pending or, to South State's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against South State or any of its Subsidiaries, or any strikes or other material labor disputes against South State or any of its Subsidiaries. Neither South State nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization or employee association, or work rules or practices agreed to with any labor organization or employee association applicable to employees of South State or any of its Subsidiaries and, to the knowledge of South State, there are no organizing efforts by any union or other group seeking to represent any employees of South State or any of its Subsidiaries.

        (o)   South State and its Subsidiaries are, and have been since January 1, 2017, in compliance with all applicable laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the related payment and withholding of Taxes, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State.

        4.12    SEC Reports.     South State has previously made available to CenterState an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2017 by South State pursuant to the Securities Act or the Exchange Act (the "South State Reports") and (b) communication mailed by South State to its shareholders since December 31, 2017 and prior to the date hereof, and no such South State Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2017, as of their respective dates, all South State Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of South State has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the South State Reports.

        4.13    Compliance with Applicable Law.

        (a)   South State and each of its Subsidiaries hold, and have at all times since December 31, 2017, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State, and to the knowledge of South State, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

        (b)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State, South State and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to South State or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

        (c)   South State Subsidiary Bank has a Community Reinvestment Act rating of "satisfactory" or better.

        (d)   South State maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on South State, to the knowledge of South State, since December 31, 2017, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of South State and its Subsidiaries.

        (e)   Without limitation, none of South State, or any of its Subsidiaries, or to the knowledge of South State, any director, officer, employee, agent or other person acting on behalf of South State or any of its Subsidiaries has, directly or indirectly, (i) used any funds of South State or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of South State or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of South State or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of South State or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for South State or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for South State or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on South State.

        (f)    As of the date hereof, South State, South State Subsidiary Bank and each other insured depository institution Subsidiary of South State is "well-capitalized" (as such term is defined in the relevant regulation of the institution's primary bank regulator) and, as of the date hereof, neither South State nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as "well-capitalized" or that South State Subsidiary Bank's Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

        4.14    Certain Contracts.

        (a)   Except as set forth in Section 4.14(a) of the South State Disclosure Schedule, as of the date hereof, neither South State nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any South State Benefit Plan: (i) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of South State (or after the Merger, the ability of the Surviving Entity and its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements); (iii) with or to a labor union or guild (including any collective bargaining agreement); (iv) which (other than extensions of credit, other customary banking products offered by South State or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $1,000,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less; (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of South State or its Subsidiaries taken as a whole; (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to South State and its Subsidiaries, taken as a whole; (vii) that provides for contractual indemnification to any director, officer or employee; or (viii) (A) that relates to the incurrence of indebtedness by South State or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, credit support, indemnification, assumption or endorsement by South State or any of its Subsidiaries of, or any similar commitment by South State or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $5,000,000 or more. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) (excluding any South State Benefit Plan), whether or not set forth in the South State Disclosure Schedule, is referred to herein as a "South State Contract." South State has made available to CenterState true, correct and complete copies of each South State Contract in effect as of the date hereof.

        (b)   (i) Each South State Contract is valid and binding on South State or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on South State, (ii) South State and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each South State Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on South State, (iii) to the knowledge of South State, each third-party counterparty to each South State Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such South State Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on South State, (iv) neither South State nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any South State Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of South State or any of its Subsidiaries or, to the knowledge of South State, any other party thereto, of or under any such South State Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on South State.

        4.15    Agreements with Regulatory Agencies.     Subject to Section 9.14, neither South State nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the South State Disclosure Schedule, a "South State Regulatory Agreement"), nor has South State or any of its Subsidiaries been advised since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such South State Regulatory Agreement.

        4.16    Risk Management Instruments.     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of South State or any of its Subsidiaries or for the account of a customer of South State or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of South State or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. South State and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to South State's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereto.

        4.17    Environmental Matters.     Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, South State and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of South State, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on South State or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against South State, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State. To the knowledge of South State, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State. South State is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State.

        4.18    Investment Securities and Commodities.

        (a)   Each of South State and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) that are material to South State's business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of South State or its Subsidiaries. Such securities and commodities are valued on the books of South State in accordance with GAAP in all material respects.

        (b)   South State and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that South State believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, South State has made available to CenterState the material terms of such policies, practices and procedures.

        4.19    Real Property.     South State or a South State Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the South State Reports as being owned by South State or a South State Subsidiary or acquired after the date thereof which are material to South State's business (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "South State Owned Properties"), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such South State Reports or acquired after the date thereof which are material to South State's business (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the South State Owned Properties, the "South State Real Property"), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of South State, the lessor. There are no pending or, to the knowledge of South State, threatened condemnation proceedings against the South State Real Property.

        4.20    Intellectual Property.     South State and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State: (a) (i) to the knowledge of South State, the use of any Intellectual Property by South State and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which South State or any South State Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to South State that South State or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of South State, no person is challenging, infringing on or otherwise violating any right of South State or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to South State or its Subsidiaries, and (c) neither South State nor any South State Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by South State or any South State Subsidiary, and South State and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by South State and its Subsidiaries.

        4.21    Customer Relationships.

        (a)   Each trust or wealth management customer of South State or any of its Subsidiaries has been in all material respects originated and serviced (i) in conformity with the applicable policies of South State and its Subsidiaries, (ii) in accordance with the terms of any applicable contract governing the relationship with such customer, (iii) in accordance with any instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer's risk profile and (v) in compliance with all applicable laws and South State's and its Subsidiaries' constituent documents, including any policies and procedures adopted thereunder. Each contract governing a relationship with a trust or wealth management customer of South State or any of its Subsidiaries has been duly and validly executed and delivered by South State and each Subsidiary and, to the knowledge of South State, the other contracting parties, each such contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by the Enforceability Exceptions, and South State and its Subsidiaries and the other contracting parties thereto have duly performed in all material respects their obligations thereunder, and South State and its Subsidiaries and, to the knowledge of South State, such other contracting parties are in compliance with each of the terms thereof.

        (b)   No contract governing a relationship with a trust or wealth management customer of South State or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to South State or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

        (c)   (i) None of South State, any of its Subsidiaries or any of their respective directors, officers or employees is the beneficial owner of any interest in any of the accounts maintained on behalf of any trust or wealth management customer of South State or any of its Subsidiaries and (ii) none of the directors, officers and employees of South State or any of its Subsidiaries is a party to any contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any of the trust or wealth management customers of South State or any of its Subsidiaries after the Closing Date.

        (d)   None of South State, any of its Subsidiaries or any of their respective directors, officers or employees has committed any material breach of trust or fiduciary duty with respect to any of the accounts maintained on behalf of any trust or wealth management customer of South State or any of its Subsidiaries. Since January 1, 2017, none of South State or any of its Subsidiaries has been, and none are currently, engaged in any material dispute with, or subject to material claims by, any such trust or wealth management customer for breach of fiduciary duty or otherwise in connection with any such account.

        (e)   All books and records primarily related to the trust or wealth management businesses of South State and each of its Subsidiaries include documented risk profiles signed by each such customer.

        4.22    Related Party Transactions.     There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between South State or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of South State or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding South State Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of South State) on the other hand, of the type required to be reported in any South State Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

        4.23    State Takeover Laws.     The Board of Directors of South State has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes. In accordance with Section 33-13-102(b) of the SCBCA, no appraisal or dissenters' rights will be available to the holders of South State Common Stock in connection with the Merger.

        4.24    Reorganization.     South State has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        4.25    Opinion.     Prior to the execution of this Agreement, South State has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Piper Sandler & Co., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to South State. Such opinion has not been amended or rescinded as of the date of this Agreement.

        4.26    South State Information.     The information relating to South State and its Subsidiaries or that is provided by South State or its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to South State and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to CenterState or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

        4.27    Loan Portfolio.

        (a)   As of the date hereof, neither South State nor any of its Subsidiaries is a party to any written or oral (i) Loan in which South State or any Subsidiary of South State is a creditor that, as of September 30, 2019, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest or (ii) Loans with any director, executive officer or five percent (5%) or greater shareholder of South State or any of its Subsidiaries, or to the knowledge of South State, any affiliate of any of the foregoing. Set forth in Section 4.27(a) of the South State Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of South State and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $1,000,000 and were classified by South State as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of South State or any of its Subsidiaries that, as of September 30, 2019, is classified as "Other Real Estate Owned" and the book value thereof.

        (b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, each Loan of South State or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of South State and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

        (c)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, each outstanding Loan of South State or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of South State and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

        (d)   None of the agreements pursuant to which South State or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contain any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

        (e)   There are no outstanding Loans made by South State or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of South State or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

        (f)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on South State, neither South State nor any of its Subsidiaries is now nor has it ever been since December 31, 2017 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

        4.28    Insurance.     Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on South State, (a) South State and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of South State reasonably has determined to be prudent and consistent with industry practice, and South State and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of South State and its Subsidiaries, South State or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by South State or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither South State nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

        4.29    Investment Advisory, Insurance and Broker-Dealer Matters.

        (a)   Section 4.29(a) of the South State Disclosure Schedule lists each Subsidiary of South State that provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is registered with the SEC as an investment adviser under the Investment Advisers Act (each, a "South State Advisory Entity")). Each South State Advisory Entity is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except in each case as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on South State. There is no action, suit, proceeding or investigation pending or, to the knowledge of South State, threatened, that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on South State.

        (b)   No Subsidiary of South State conducts insurance operations that require it to be registered with any state insurance regulatory authorities.

        (c)   No Subsidiary of South State is a broker-dealer or is required to register as a "broker" or "dealer" in accordance with the provisions of the Exchange Act or, directly or indirectly through one or more intermediaries, controls or has any other association with (within the meaning of Article I of the Bylaws of FINRA) any member firm of FINRA.

        4.30    No Other Representations or Warranties.

        (a)   Except for the representations and warranties made by South State in this Article IV, neither South State nor any other person makes any express or implied representation or warranty with respect to South State, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and South State hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither South State nor any other person makes or has made any representation or warranty to CenterState or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to South State, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to CenterState or any of its affiliates or Representatives in the course of their due diligence investigation of South State, the negotiation of this Agreement or in the course of the transactions contemplated hereby, except in each case for the representations and warranties made by South State in this Article IV.

        (b)   South State acknowledges and agrees that neither CenterState nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Conduct of Businesses Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CenterState Disclosure Schedule or the South State Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of South State and CenterState shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either South State or CenterState to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

        5.2    Forbearances.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the South State Disclosure Schedule or the CenterState Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither South State nor CenterState shall, and neither South State nor CenterState shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

        (a)   (i) incur any indebtedness for borrowed money in excess of $25,000,000, (A) other than (I) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and in the ordinary course of business consistent with past practice, (II) deposits in the ordinary course of business consistent with past practice and (III) indebtedness of CenterState or any of its wholly owned Subsidiaries to CenterState or any of its wholly owned Subsidiaries, on the one hand, or of South State or any of its wholly owned Subsidiaries to South State or any of its wholly owned Subsidiaries, on the other hand, and (B) provided that (I) such indebtedness is on customary and reasonable market terms, (II) such indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty, (III) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby shall result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under, or any loss of a material benefit of CenterState, South State or any of their respective Subsidiaries under, or result in the creation of any Lien upon any of the assets of CenterState, South State or any of their respective Subsidiaries under such indebtedness, or would reasonably be expected to require the preparation or delivery of separate financial statements of CenterState, South State, the Surviving Entity or their respective Subsidiaries and (IV) such indebtedness is not comprised of debt securities or calls, options, warrants or other rights to acquire any debt securities, or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

        (b)   (i)    adjust, split, combine or reclassify any capital stock;

           (ii)  make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CenterState Securities or CenterState Subsidiary Securities, in the case of CenterState, or South State Securities or South State Subsidiary Securities, in the case of South State, except, in each case, (A) regular quarterly cash dividends at a rate not in excess of the amounts set forth in Section 5.2(b)(ii) of the CenterState Disclosure Schedule, in the case of CenterState, or Section 5.2(b)(ii) of the South State Disclosure Schedule, in the case of South State, (B) dividends paid by any of the Subsidiaries of each of South State and CenterState to South State or CenterState or any of their wholly owned Subsidiaries, respectively, (C) regular distributions on outstanding trust preferred securities in accordance with their terms or (D) the acceptance of shares of CenterState Common Stock or South State Common Stock, as the case may be, as payment for the exercise price of stock options or warrants or for withholding Taxes incurred in connection with the exercise of stock options or warrants or the vesting or settlement of equity-based awards, in each case, outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the CenterState Disclosure Schedule or South State Disclosure Schedule, as applicable;

          (iii)  grant any stock options, warrants, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CenterState Securities or CenterState Subsidiary Securities, in the case of CenterState, or South State Securities or South State Subsidiary Securities, in the case of South State; or

          (iv)  issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CenterState Securities or CenterState Subsidiary Securities, in the case of CenterState, or South State Securities or South State Subsidiary Securities, in the case of South State, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CenterState Securities or CenterState Subsidiary Securities, in the case of CenterState, or South State Securities or South State Subsidiary Securities, in the case of South State, except pursuant to the exercise of stock options or CenterState Warrants or the settlement of equity-based awards outstanding as of the date hereof or granted after the date hereof to the extent expressly contemplated by this Agreement or the CenterState Disclosure Schedule or South State Disclosure Schedule, as applicable;

        (c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

        (d)   except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business consistent with past practice, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly owned Subsidiary of CenterState or South State, as applicable;

        (e)   in each case except for transactions in the ordinary course of business consistent with past practice, (i) terminate, materially amend, or waive any material provision of, or waive, release, compromise or assign any material rights or claims under, any CenterState Contract or South State Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CenterState or South State, as the case may be, or (ii) enter into any contract that would constitute a CenterState Contract or South State Contract, as the case may be, if it were in effect on the date of this Agreement;

        (f)    except as required by the terms (in effect as of the date hereof) of any CenterState Benefit Plan or South State Benefit Plan, as applicable, (i) enter into, adopt, materially amend or terminate any employee benefit or compensation plan, program, policy, agreement or arrangement, other than in the ordinary course of business consistent with past practice in a manner that is not disproportionately beneficial to an executive officer or an employee reporting directly to an executive officer (any such executive officer or employee, a "Key Employee") relative to other employees generally, (ii) materially increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than in the ordinary course of business consistent with past practice up to the percentage set forth in Section 5.2(f) of the CenterState Disclosure Schedule, in the case of CenterState, or in Section 5.2(f) of the South State Disclosure Schedule, in the case of South State, (iii) pay or award, or accelerate the vesting of, any non-equity bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (iv) grant or accelerate the vesting of any equity-based compensation, (v) fund any rabbi trust or similar arrangement, (vi) terminate the employment of any Key Employee, other than for cause, or (vii) hire any individual who would be a Key Employee, other than to replace a Key Employee;

        (g)   settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CenterState or South State, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Entity;

        (h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

        (i)    amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

        (j)    other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

        (k)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

        (l)    enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate, fee pricing or other material banking or operating policies and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

        (m)  other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as required by law or requested by a Regulatory Agency;

        (n)   make or acquire any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $30,000,000 or greater; provided that if the other party does not respond to a request for consent pursuant to this Section 5.2(n) within three (3) business days of having received such request together with the relevant Loan package, such non-response shall be deemed to constitute consent;

        (o)   make, or commit to make, any capital expenditures that exceed the amounts set forth in CenterState's capital expenditure budget set forth in Section 5.2(o) of the CenterState Disclosure Schedule, in the case of CenterState, or the amounts set forth in South State's capital expenditure budget set forth in Section 5.2(o) of the South State Disclosure Schedule, in the case of South State;

        (p)   make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

        (q)   agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

 ARTICLE VI

ADDITIONAL AGREEMENTS

        6.1    Regulatory Matters.

        (a)   Promptly after the date of this Agreement, South State and CenterState shall prepare and file with the SEC the Joint Proxy Statement, and South State shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus, and the parties shall use reasonable best efforts to make such filings as promptly as practicable after the date of this Agreement. Each of South State and CenterState shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and South State and CenterState shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. South State shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and CenterState shall furnish all information concerning CenterState and the holders of CenterState Common Stock as may be reasonably requested in connection with any such action.

        (b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within forty-five (45) days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, orders, approvals, waivers, non-objections and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, South State and CenterState shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. South State and CenterState shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. South State and CenterState shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CenterState or South State, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, orders, approvals, waivers, non-objections and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law; and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law. As used in this Agreement, the term "Requisite Regulatory Approvals" shall mean all permits, consents, orders, approvals, waivers, non-objections and authorizations (and the expiration or termination of all statutory waiting periods in respect thereof)

(i) from the Federal Reserve Board, the SCBFI and the OCC, (ii) under the HSR Act and (iii) set forth in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.

        (c)   Each party shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require South State or CenterState or any of their respective Subsidiaries, and neither South State nor CenterState nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, orders, approvals, waivers, non-objections and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to South State and its Subsidiaries, taken as a whole) (a "Materially Burdensome Regulatory Condition").

        (d)   South State and CenterState shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of South State, CenterState or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

        (e)   South State and CenterState shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

        6.2    Access to Information; Confidentiality.

        (a)   Upon reasonable notice and subject to applicable laws, each of South State and CenterState, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the Representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of the party, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of South State and CenterState shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that South State or CenterState, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither South State nor CenterState nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of South State's or CenterState's, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)   Each of South State and CenterState shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or Representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 1, 2019, between South State and CenterState (the "Confidentiality Agreement").

        (c)   No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

          6.3    Shareholder Approvals.    Each of South State and CenterState shall call, give notice of, establish a record date for, convene and hold a meeting of its shareholders (the "South State Meeting" and the "CenterState Meeting," respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) in the case of CenterState, the Requisite CenterState Vote, and in the case of South State, the Requisite South State Vote, and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of CenterState and South State shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of South State and CenterState and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of South State and CenterState, as applicable, the Requisite South State Vote and the Requisite CenterState Vote, as applicable, including by communicating to the respective shareholders of South State and CenterState its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of South State, the shareholders of South State adopt and approve this Agreement and the transactions contemplated hereby and approve the South State Articles Amendment (the "South State Board Recommendation"), and, in the case of CenterState, the shareholders of CenterState adopt and approve this Agreement and the transactions contemplated hereby (the "CenterState Board Recommendation"). Each of South State and CenterState and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the South State Board Recommendation, in the case of South State, or the CenterState Board Recommendation, in the case of CenterState, (ii) fail to make the South State Board Recommendation, in the case of South State, or the CenterState Board Recommendation, in the case of CenterState, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the South State Board Recommendation, in the case of South State, or the CenterState Board Recommendation, in the case of CenterState, in each case within ten (10) business days (or such fewer number of days as remains prior to the South State Meeting or the CenterState Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a "Recommendation Change"). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of South State or CenterState, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the South State Board Recommendation or the CenterState Board Recommendation, as applicable, such Board of Directors may, in the case of South State, prior to the receipt of the Requisite South State Vote, and in the case of CenterState, prior to the receipt of the Requisite CenterState Vote, submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the South State Board Recommendation or CenterState Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Neither South State nor CenterState shall adjourn or postpone the South State Meeting or the CenterState Meeting, as the case may be, except that South State or CenterState (1) shall be permitted to adjourn or postpone the South State Meeting or the CenterState Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the South State Board or the CenterState Board, as the case may be, has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such party's shareholders prior to the South State Meeting or the CenterState Meeting, as the case may be and (2) shall adjourn or postpone the South State Meeting or the CenterState Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of South State Common Stock or CenterState Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting CenterState or South State, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite CenterState Vote or the Requisite South State Vote; provided that, without the prior written consent of the other party, neither South State nor CenterState shall adjourn or postpone the South State Meeting or the CenterState Meeting, as the case may be, under this clause (2) for more than five (5) business days in the case of any individual adjournment or postponement or more than twenty (20) business days in the aggregate. If the CenterState Meeting or the South State Meeting is adjourned or postponed, South State and CenterState will use their reasonable best efforts to cause the South State Meeting or the CenterState Meeting, as the case may be, to also be adjourned or postponed such that the meetings occur on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the South State Meeting shall be convened and this Agreement shall be submitted to the shareholders of South State at the South State Meeting and (y) the CenterState Meeting shall be convened and this Agreement shall be submitted to the shareholders of CenterState at the CenterState Meeting, and nothing contained herein shall be deemed to relieve either South State or CenterState of such obligation.

        6.4    Legal Conditions to Merger.     Subject in all respects to Section 6.1 of this Agreement, each of South State and CenterState shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by CenterState or South State or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

        6.5    Stock Exchange Listing.     South State shall cause the shares of South State Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

        6.6    Employee Benefit Plans.

        (a)   From the period beginning at the Effective Time and ending on December 31, 2020 (the "Transition Period"), unless otherwise mutually determined, the CenterState Benefit Plans and South State Benefit Plans in effect as of the date of this Agreement (other than such benefit plans as may be mutually agreed) shall remain in effect with respect to employees of CenterState and South State (and their respective Subsidiaries), respectively, covered by such plans at the Effective Time who continue to be employed by the Surviving Entity or its Subsidiaries after the Effective Time (the "Continuing Employees"). During the Transition Period, the Surviving Entity shall, subject to applicable law and the terms of such plans, review, evaluate and analyze the South State Benefit Plans and CenterState Benefit Plans with a view towards developing appropriate new benefit plans with respect to the Continuing Employees (collectively, the "New Benefit Plans"), which shall be effective beginning as of January 1, 2021. CenterState and South State shall, to the extent permitted by applicable law, develop New Benefit Plans (including amending existing plans) which, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) do not discriminate between employees who were covered by South State Benefit Plans, on the one hand, and those covered by CenterState Benefit Plans on the other hand, at the Effective Time. Notwithstanding the foregoing, (i) from and after January 1, 2021, unless otherwise mutually determined by CenterState and South State, the Surviving Entity shall, or shall cause its Subsidiaries to, provide employees of CenterState who are Continuing Employees with employee compensation and benefits under the New Benefit Plans on terms and conditions that are substantially the same as those that apply to similarly situated South State employees who are Continuing Employees and (ii) South State and CenterState agree that, during the period commencing at the Effective Time and ending on the first anniversary thereof, any Continuing Employees who experience a qualifying termination of employment during such one (1)-year period will be eligible for severance in accordance with Section 6.6(a) of the CenterState Disclosure Schedule and the South State Disclosure Schedule, respectively.

        (b)   With respect to any New Benefit Plans in which any Continuing Employees first become eligible to participate on or after January 1, 2021, and in which such employees did not participate prior to January 1, 2021, the Surviving Entity shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after January 1, 2021, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous South State Benefit Plan or CenterState Benefit Plan, as the case may be, (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the end of the Transition Period (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a South State Benefit Plan or CenterState Benefit Plan (to the same extent that such credit was given under the analogous CenterState or South State Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employee first become eligible to participate after January 1, 2021, and (iii) recognize all service of such employees with CenterState and South State, and their respective Subsidiaries, for all purposes in any New Benefit Plan in which such employees first become eligible to participate after January 1, 2021 to the same extent that such service was taken into account under the analogous CenterState or South State Benefit Plan prior to the end of the Transition Period; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan, either with respect to level of benefits or participation, or provides grandfathered benefits.

        (c)   The occurrence of the Effective Time shall constitute a "change in control," "change of control" or similar phrase for purposes of the South State Benefit Plans. Without limiting the generality of the foregoing, at the Effective Time, each South State Equity Award that is outstanding as of the date of this Agreement and that remains outstanding and unvested as of immediately prior to the Effective Time, shall vest in full at the Effective Time and shall remain exercisable through the remainder of its term, with any applicable performance goals deemed satisfied based on the greater of target and actual performance as of immediately prior to the Effective Time. In respect of each South State Equity Award that is granted following the date of this Agreement and that remains outstanding as of the Effective Time, in the event that the employment of a holder of such South State Equity Award is terminated by the Surviving Entity without "cause" or for "good reason" (as such terms are defined in the applicable award agreement evidencing the South State Equity Award) prior to the third anniversary of the Closing Date, then such South State Equity Award shall become fully vested and exercisable (as applicable). In respect of each CenterState Equity Award that is granted following the date of this Agreement and that remains outstanding as of the Effective Time, in the event that the employment of a holder of such CenterState Equity Award is terminated by the Surviving Entity without "cause" or for "good reason" (as such terms are defined in the applicable award agreement evidencing the CenterState Equity Award) prior to the third anniversary of the Closing Date, then such CenterState Equity Award shall become fully vested and exercisable (as applicable).

        (d)   Prior to Closing, CenterState and South State shall cooperate in reviewing, evaluating and analyzing the CenterState 401(k) Plan (the "CenterState 401(k) Plan") and the South State 401(k) Plan (the "South State 401(k) Plan") and make a mutual determination as to which of the CenterState 401(k) Plan and the South State 401(k) Plan will continue to be maintained by the Surviving Entity following the Effective Time (the "Continuing 401(k) Plan") and which one will be terminated prior to Effective Time (such plan, the "Terminated 401(k) Plan"). The Board of Directors (or an appropriate committee thereof) of CenterState or South State, as applicable, shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Terminated 401(k) Plan, effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. CenterState or South State, as applicable, shall provide the other party with evidence that the

Terminated 401(k) Plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by the other party) not later than two (2) days immediately preceding the Closing Date and (ii) the Continuing Employees who participated in the Terminated 401(k) Plan prior to the Effective Time shall be eligible to participate, effective as of the Effective Time, in the Continuing 401(k) Plan. South State and CenterState shall take any and all actions as may be required, including amendments to the CenterState 401(k) Plan and/or the South State 401(k) Plan, to permit the Continuing Employees to make rollover contributions from the Terminated 401(k) Plan to the Continuing 401(k) Plan of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), South State Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the Terminated 401(k) Plan.

        (e)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of South State or CenterState or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, CenterState, South State or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, CenterState, South State or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of South State or CenterState or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any CenterState Benefit Plan, South State Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular CenterState Benefit Plan, South State Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of South State or CenterState or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        6.7    Indemnification; Directors' and Officers' Insurance.

        (a)   From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by CenterState pursuant to the CenterState Articles, the CenterState Bylaws, the governing or organizational documents of any Subsidiary of CenterState and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the CenterState Disclosure Schedule, each present and former director or officer of CenterState and its Subsidiaries (in each case, when acting in such capacity) (collectively, the "CenterState Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of CenterState or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any CenterState Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such CenterState Indemnified Party is not entitled to indemnification.

        (b)   For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by CenterState (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by CenterState for such insurance (the "Premium Cap"), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity's good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, South State or CenterState, in consultation with, but only upon the consent of South State, may (and at the request of South State, CenterState shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year "tail" policy under CenterState's existing directors' and officers' insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

        (c)   The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each CenterState Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.7.

        6.8    Additional Agreements.     In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of South State, on the one hand, and a Subsidiary of CenterState, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by South State.

        6.9    Advice of Changes.     South State and CenterState shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

        6.10    Dividends.     After the date of this Agreement, each of South State and CenterState shall coordinate with the other the declaration of any dividends in respect of South State Common Stock and CenterState Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of CenterState Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of CenterState Common Stock and any shares of South State Common Stock any such holder receives in exchange therefor in the Merger.

        6.11    Shareholder Litigation.     Each party shall give the other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other's party's expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party's prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.

        6.12    Corporate Governance; Headquarters; Name.

        (a)   Prior to the Effective Time, the Board of Directors of South State shall take all actions necessary to adopt the South State Bylaws Amendment. Effective as of the Effective Time, in accordance with the South State Bylaws Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Entity and the full Board of Directors of the Surviving Bank shall each be sixteen (16). Of the members of the initial Board of Directors of the Surviving Entity as of the Effective Time and of the initial Board of Directors of the Surviving Bank as of the effective time of the Bank Merger, (i) one (1) shall be the Chief Executive Officer of South State as of immediately prior to the Effective Time, (ii) one (1) shall be the Chief Executive Officer of CenterState as of immediately prior to the Effective Time, (iii) an additional seven (7) shall be members of the Board of Directors of South State as of immediately prior to the Effective Time, designated by South State, one of whom shall be Robert R. Horger and one of whom shall be John C. Pollok (the directors referred to in clauses (i) and (iii), the "South State Directors"), and (iv) an additional seven (7) shall be members of the Board of Directors of CenterState as of immediately prior to the Effective Time, designated by CenterState (the directors referred to in clauses (ii) and (iv), the "CenterState Directors"), one of whom shall be Charles W. McPherson, who shall serve as Lead Independent Director, and one of whom shall be Ernest S. Pinner.

        (b)   Effective as of the Effective Time, (i) Mr. Robert R. Hill, Jr. shall serve as the Executive Chairman of the Board of Directors of the Surviving Entity and the Surviving Bank, (ii) Mr. John C. Corbett shall serve as the Chief Executive Officer of the Surviving Entity and the President and Chief Executive Officer of the Surviving Bank, (iii) Richard Murray, IV shall serve as the President of the Surviving Entity and Senior Executive Vice President of the Surviving Bank, (iv) Greg A. Lapointe shall serve as the Chief Banking Officer of the Surviving Bank, (v) William E. Matthews shall serve as the Chief Financial Officer of the Surviving Entity and the Surviving Bank, (vi) Renee R. Brooks shall serve as the Chief Operating Officer of the Surviving Entity and the Surviving Bank, (vii) Steven D. Young shall serve as Chief Strategy Officer of the Surviving Entity and the Surviving Bank and (viii) John C. Pollok shall serve as Senior Executive Vice President of the Surviving Entity and the Surviving Bank.

        (c)   As of the Effective Time, (i) the headquarters of the Surviving Entity and the Surviving Bank will be located in Winter Haven, Florida and (ii) the name of the Surviving Entity shall be "South State Corporation" and the name of the Surviving Bank shall be "South State Bank, N.A.".

        6.13    Acquisition Proposals.

        (a)   Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, "Representatives") not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite South State Vote, in the case or South State, or the Requisite CenterState Vote, in the case of CenterState, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.13(a), such party may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than CenterState or South State, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, "Acquisition Proposal" shall mean, with respect to South State or CenterState, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

        (b)   Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

        6.14    Public Announcements.     CenterState and South State agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.

        6.15    Change of Method.     CenterState and South State shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CenterState and South State (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that unless this Agreement is amended by agreement of each party in accordance with Section 9.1, no such change shall (i) alter or change the Exchange Ratio or the number of shares of South State Common Stock received by holders of CenterState Common Stock in exchange for each share of CenterState Common Stock, (ii) adversely affect the Tax treatment of CenterState's shareholders or South State's shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of CenterState or South State pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

        6.16    Takeover Statutes.     None of CenterState, South State or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

        6.17    Treatment of CenterState Indebtedness.     (a) Upon the Effective Time, South State shall assume the due and punctual performance and observance of the covenants to be performed by CenterState under the indentures set forth on Section 6.17(a) of the CenterState Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, (i) South State and CenterState shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures and (ii) CenterState shall use reasonable best efforts to execute and deliver any officer's certificates or other documents, and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time.

        (b)   Upon the agreement of CenterState and South State, CenterState shall use reasonable best efforts to (i) redeem any or all of the trust preferred securities of CenterState set forth on Section 6.17(b) of the CenterState Disclosure Schedule (the "Trust Preferred Securities") as specified by CenterState and South State, collectively, at or prior to the Effective Time in accordance with, and pursuant to the terms of, the indentures applicable thereto set forth on Section 6.17(b) of the CenterState Disclosure Schedule (the "Trust Preferred Indentures"), (ii) timely deliver all notices required to be delivered, and timely take all actions required to be taken, by the Trust Preferred Indentures in connection with the redemption of the Trust Preferred Securities, and (iii) concurrently with the consummation of the redemption of the Trust Preferred Securities, if no Trust Preferred Securities remain outstanding under any Trust Preferred Indentures, take all actions required to be taken by such Trust Preferred Indentures to cause such Trust Preferred Indentures to terminate and be of no further force and effect.

        6.18    Exemption from Liability Under Section 16(b).     CenterState and South State agree that, in order to most effectively compensate and retain CenterState Insiders, both prior to and after the Effective Time, it is desirable that CenterState Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of CenterState Common Stock into shares of South State Common Stock in the Merger and the conversion of CenterState Equity Awards into corresponding South State Equity Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.18. CenterState shall deliver to South State in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CenterState subject to the reporting requirements of Section 16(a) of the Exchange Act (the "CenterState Insiders"), and the Board of Directors of South State and of CenterState, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CenterState) any dispositions of CenterState Common Stock or CenterState Equity Awards by the CenterState Insiders, and (in the case of South State) any acquisitions of South State Common Stock or South State Equity Awards by any CenterState Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

        6.19    Tax Cooperation.     South State and CenterState shall cooperate and use their respective reasonable best efforts in order for (i) South State to receive the opinion described in Section 7.2(c) and (ii) CenterState to receive the opinion described in Section 7.3(c).

ARTICLE VII

CONDITIONS PRECEDENT

        7.1    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a)    Shareholder Approvals.     (i) This Agreement and the South State Articles Amendment shall have been approved by the shareholders of South State by the Requisite South State Vote and (ii) this Agreement shall have been approved by the shareholders of CenterState by the Requisite CenterState Vote.

        (b)    NASDAQ Listing.     The shares of South State Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

        (c)    Regulatory Approvals.     (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

        (d)    S-4.     The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

        (e)    No Injunctions or Restraints; Illegality.     No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

        7.2    Conditions to Obligations of South State.     The obligation of South State to effect the Merger is also subject to the satisfaction, or waiver by South State, at or prior to the Effective Time, of the following conditions:

        (a)    Representations and Warranties.     The representations and warranties of CenterState set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of CenterState set forth in Section 3.1(a), Section 3.1(b) (but only with respect to CenterState Subsidiary Bank), Section 3.2(b) (but only with respect to CenterState Subsidiary Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of CenterState set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CenterState or the Surviving Entity. South State shall have received a certificate dated as of the Closing Date and signed on behalf of CenterState by the Chief Executive Officer or the Chief Financial Officer of CenterState to the foregoing effect.

        (b)    Performance of Obligations of CenterState.     CenterState shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and South State shall have received a certificate dated as of the Closing Date and signed on behalf of CenterState by the Chief Executive Officer or the Chief Financial Officer of CenterState to such effect.

        (c)    Federal Tax Opinion.     South State shall have received the opinion of Wachtell, Lipton, Rosen & Katz (or, if Wachtell, Lipton, Rosen & Katz is unwilling or unable to issue the opinion, a written opinion of Davis Polk & Wardwell LLP), in form and substance reasonably satisfactory to South State, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of South State and CenterState, reasonably satisfactory in form and substance to such counsel.

        7.3    Conditions to Obligations of CenterState.     The obligation of CenterState to effect the Merger is also subject to the satisfaction, or waiver by CenterState, at or prior to the Effective Time of the following conditions:

        (a)    Representations and Warranties.     The representations and warranties of South State set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of South State set forth in Section 4.1(a), Section 4.1(b) (but only with respect to South State Subsidiary Bank), Section 4.2(b) (but only with respect to South State Subsidiary Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of South State set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on South State. CenterState shall have received a certificate dated as of the Closing Date and signed on behalf of South State by the Chief Executive Officer or the Chief Financial Officer of South State to the foregoing effect.

        (b)    Performance of Obligations of South State.     South State shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and CenterState shall have received a certificate dated as of the Closing Date and signed on behalf of South State by the Chief Executive Officer or the Chief Financial Officer of South State to such effect.

        (c)    Federal Tax Opinion.     CenterState shall have received the opinion of Davis Polk & Wardwell LLP (or, if Davis Polk & Wardwell LLP is unwilling or unable to issue the opinion, a written opinion of Wachtell, Lipton, Rosen & Katz), in form and substance reasonably satisfactory to CenterState, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of South State and CenterState, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite CenterState Vote or the Requisite South State Vote:

        (a)   by mutual written consent of South State and CenterState;

        (b)   by either South State or CenterState if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

        (c)   by either South State or CenterState if the Merger shall not have been consummated on or before January 25, 2021 (the "Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

        (d)   by either South State or CenterState (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of CenterState, in the case of a termination by South State, or South State, in the case of a termination by CenterState, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by South State, or Section 7.3, in the case of a termination by CenterState, and which is not cured within forty-five (45) days following written notice to CenterState, in the case of a termination by South State, or South State, in the case of a termination by CenterState, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

        (e)   by CenterState, prior to the receipt of the Requisite South State Vote, if (i) South State or the Board of Directors of South State shall have made a Recommendation Change or (ii) South State or the Board of Directors of South State shall have breached its obligations under Section 6.3 or 6.13 in any material respect;

        (f)    by South State, prior to the receipt of the Requisite CenterState Vote, if (i) CenterState or the Board of Directors of CenterState shall have made a Recommendation Change or (ii) CenterState or the Board of Directors of CenterState shall have breached its obligations under Section 6.3 or 6.13 in any material respect; or

        (g)   by either South State or CenterState, if (i) the Requisite South State Vote shall not have been obtained upon a vote thereon taken at the South State Meeting (including any adjournment or postponement thereof) or (ii) the Requisite CenterState Vote shall not have been obtained upon a vote thereon taken at the CenterState Meeting (including any adjournment or postponement thereof).

        8.2    Effect of Termination.

        (a)   In the event of termination of this Agreement by either South State or CenterState as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of South State, CenterState, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.14 (Public Announcements), this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither South State nor CenterState shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

        (b)   (i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CenterState or shall have been made directly to the shareholders of CenterState or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CenterState Meeting) an Acquisition Proposal, in each case with respect to CenterState and (A) (x) thereafter this Agreement is terminated by either South State or CenterState pursuant to Section 8.1(c) without the Requisite CenterState Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by South State pursuant to Section 8.1(d) as a result of a willful breach or (z) thereafter this Agreement is terminated by either CenterState or South State pursuant to Section 8.1(g) as a result of the Requisite CenterState Vote not having been obtained upon a vote taken thereon at the CenterState Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, CenterState enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CenterState shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay South State, by wire transfer of same-day funds, a fee equal to $120,000,000 (the "Termination Fee"); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to "twenty-five percent (25%)" shall instead refer to "fifty percent (50%)."

          (ii)    In the event that this Agreement is terminated by (x) South State pursuant to Section 8.1(f) or (y) either South State or CenterState pursuant to Section 8.1(g) as a result of the Requisite CenterState Vote not having been obtained upon a vote taken thereon at the CenterState Meeting (including any adjournment or postponement thereof) and at such time South State could have terminated this Agreement pursuant to Section 8.1(f), then CenterState shall pay South State, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

        (c)   (i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of South State or shall have been made directly to the shareholders of South State or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the South State Meeting) an Acquisition Proposal, in each case with respect to South State and (A) (x) thereafter this Agreement is terminated by either South State or CenterState pursuant to Section 8.1(c) without the Requisite South State Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination), (y) thereafter this Agreement is terminated by CenterState pursuant to Section 8.1(d) as a result of a willful breach or (z) thereafter this Agreement is terminated by either CenterState or South State pursuant to Section 8.1(g) as a result of the Requisite South State Vote not having been obtained upon a vote taken thereon at the South State Meeting (including any adjournment or postponement thereof), and (B) prior to the date that is twelve (12) months after the date of such termination, South State enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then South State shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CenterState the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to "twenty-five percent (25%)" shall instead refer to "fifty percent (50%)."

          (ii)    In the event that this Agreement is terminated by (x) CenterState pursuant to Section 8.1(e), or (y) either South State or CenterState pursuant to Section 8.1(g) as a result of the Requisite South State Vote not having been obtained upon a vote taken thereon at the South State Meeting (including any adjournment or postponement thereof) and at such time CenterState could have terminated this Agreement pursuant to Section 8.1(e), then South State shall pay CenterState, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

        (d)   Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

        (e)   Each of South State and CenterState acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if South State or CenterState, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys' fees and expenses) in connection with such suit. In addition, if South State or CenterState, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the "prime rate" published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

        9.1    Amendment.     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite South State Vote or the Requisite CenterState Vote; provided that after the receipt of the Requisite South State Vote or the Requisite CenterState Vote, there may not be, without further approval of the shareholders of South State or CenterState, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        9.2    Extension; Waiver.     At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite South State Vote or the Requisite CenterState Vote, there may not be, without further approval of the shareholders of South State or CenterState, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if and to the extent set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        9.3    Nonsurvival of Representations, Warranties and Agreements.     None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

        9.4    Expenses.     Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Merger and the other transactions contemplated hereby shall be borne equally by South State and CenterState.

        9.5    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)   if to CenterState, to:

CenterState Bank Corporation
1101 First Street South
Winter Haven, FL 33880
Attention:	John C. Corbett, Chief Executive Officer
Beth S. DeSimone, General Counsel
With a copy (which shall not constitute notice) to:
Davis Polk & Wardell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	George R. Bason, Jr.
Margaret E. Tahyar
Lee Hochbaum
E-mail:	george.bason@davispolk.com
margaret.tahyar@davispolk.com
lee.hochbaum@davispolk.com

        and

        (b)   if to South State, to:

South State Corporation
520 Gervais Street
Columbia, SC 29201
Attention:	Robert R. Hill, Jr., Chief Executive Officer
V. Nicole Comer, General Counsel
With a copy (which shall not constitute notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Matthew M. Guest
Jacob A. Kling
E-mail:	MGuest@wlrk.com
JAKling@wlrk.com

        9.6    Interpretation.     The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The word "or" shall not be exclusive. References to "the date hereof" shall mean the date of this Agreement. As used in this Agreement, the "knowledge" of CenterState means the actual knowledge of any of the officers of CenterState listed on Section 9.6 of the CenterState Disclosure Schedule, and the "knowledge" of South State means the actual knowledge of any of the officers of South State listed on Section 9.6 of the South State Disclosure Schedule. As used herein, (i) the term "person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an "affiliate" of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term "made available" means any document or other information that was (a) provided by one party or its Representatives to the other party and its Representatives prior to the execution of this Agreement, (b) included in the virtual data room of a party prior to the execution of this Agreement or (c) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (iv) the term "business day" means any day other than a Saturday, a Sunday or a day on which banks in Winter Haven, Florida or Columbia, South Carolina are authorized by law or executive order to be closed. The CenterState Disclosure Schedule and the South State Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.

        9.7    Counterparts.     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.8    Entire Agreement.     This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        9.9    Governing Law; Jurisdiction.

        (a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of CenterState shall be subject to the laws of the State of Florida and matters relating to the fiduciary duties of the Board of Directors of South State shall be subject to the laws of the State of South Carolina).

        (b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the "Chosen Courts"), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

        9.10    Waiver of Jury Trial.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

        9.11    Assignment; Third-Party Beneficiaries.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        9.12    Specific Performance.     The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties' obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

        9.13    Severability.     Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

        9.14    Confidential Supervisory Information.     Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

        9.15    Delivery by Facsimile or Electronic Transmission.     This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a ".pdf" format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a ".pdf" format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a ".pdf" format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

        IN WITNESS WHEREOF, CenterState Bank Corporation and South State Corporation have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CENTERSTATE BANK CORPORATION
By:	/s/ John C. Corbett
	Name:	John C. Corbett
	Title:	President and Chief Executive Officer
SOUTH STATE CORPORATION
By:	/s/ Robert R. Hill, Jr.
	Name:	Robert R. Hill, Jr.
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
Form of South State Articles Amendment

        The Amended and Restated Articles of Incorporation of South State Corporation (the "Articles of Incorporation") shall be amended as follows:

  1.
  The first sentence of Article V of the Articles of Incorporation shall be amended and restated in its entirety to state:

        The aggregate number of shares which the corporation shall have the authority to issue is (i) One Hundred and Sixty Million (160,000,000) shares of one class of Common Stock, par value $2.50 per share, and (ii) Ten Million (10,000,000) shares of preferred stock, par value $.01 per share (referred to herein as "preferred stock").

A-A-1

EXHIBIT B
Form of South State Bylaws Amendment

        The Amended and Restated Bylaws of South State Corporation (the "Bylaws") shall be amended as follows:

  1.
  Each reference to "Chairman of the Board" or "Chairman of the Board of Directors" shall be amended to state "Executive Chairman of the Board" or "Executive Chairman of the Board of Directors", respectively.

  2.
  Subsection (a) of Article II, Section 2 of the Bylaws shall be amended and restated in its entirety to state

    Except for any directors as to whom such age requirement has been waived by the Board of Directors prior to the Effective Time or as set forth in this Section 2(a) of Article II, directors must be shareholders, not under twenty-five (25) years of age and not over seventy-two (72) years of age at the time of the shareholders' meeting at which they are elected by the shareholders. In the event that a director attains age seventy-two (72) during his or her term of office, he or she shall serve until the end of his or her then-current term of office after his or her seventy-second (72nd) birthday. Notwithstanding the foregoing, (i) if the Board of Directors determines that it is in the best interests of the Corporation and its shareholders, the Board of Directors, upon the recommendation of the Nominating Committee, may waive the foregoing requirements for one or more directors and (ii) such age requirement shall be deemed to be waived, as applicable, with respect to the initial appointment of the directors appointed to the Board of Directors pursuant to Section 6.12(a) of that certain Agreement and Plan of Merger, dated as of January 25, 2020, by and between CenterState Bank Corporation and South State Corporation, as it may have been amended, restated, supplemented or otherwise modified from time to time.

  3.
  Article III, Section 3 of the Bylaws shall be amended and restated in its entirety to state:

        3.    Duties.    All officers shall have such authority and perform such duties in the management of the Corporation as are normally incident to their offices and as the Board of Directors may from time to time provide. The Chief Executive Officer of the Corporation shall report to the Board, and shall designate and assign the duties of the officers under his or her supervision, at the direction or with the approval of the Board.

  4.
  A new Article X shall be added to the Bylaws to state:

A-B-1

 ARTICLE X

CERTAIN GOVERNANCE MATTERS

        1.    Interpretation; Definitions.

        (a)   The provisions of this Article X shall apply notwithstanding anything to the contrary set forth in these Bylaws. In the event of any inconsistency between any provision of this Article X and any other provision of these Bylaws, such provision of this Article X shall control.

        (b)   The following definitions shall apply to this Article X and otherwise as applicable in these Bylaws:

            (i)  "Designated Exchange" shall mean the primary stock exchange on which the Corporation's common stock is listed.

           (ii)  "Effective Time" shall have the meaning set forth in the Agreement and Plan of Merger, dated as of January 25, 2020, by and between CenterState Bank Corporation and South State Corporation, as it may have been amended, restated, supplemented or otherwise modified from time to time.

          (iii)  "Entire Board of Directors" shall mean the total number of directors which the Corporation would have if there were no vacancies.

          (iv)  "Legacy CenterState" shall mean CenterState Bank Corporation, a Florida corporation, which has merged with and into the Corporation effective as of the Effective Time.

           (v)  "Legacy CenterState Directors" shall mean the directors as of the Effective Time who were directors of Legacy CenterState as of immediately prior to the Effective Time and who were designated to be directors by the Board of Directors of Legacy CenterState prior to the Effective Time and any additional directors nominated by the Legacy CenterState Directors Nominating Committee pursuant to Section 3(e) of this Article X.

          (vi)  "Legacy CenterState Directors Nominating Committee" shall mean a committee of the Board of Directors comprised of all of the Legacy CenterState Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

         (vii)  "Legacy South State" shall mean South State Corporation, a South Carolina corporation, as in existence immediately prior to the Effective Time.

        (viii)  "Legacy South State Directors" shall mean the directors as of the Effective Time who were directors of Legacy South State as of immediately prior to the Effective Time and who were designated to be directors by the Board of Directors of Legacy South State prior to the Effective Time and any additional directors nominated by the Legacy South State Directors Nominating Committee pursuant to Section 3(d) of this Article X.

          (ix)  "Legacy South State Directors Nominating Committee" shall mean a committee of the Board of Directors comprised of all of the Legacy South State Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

           (x)  "South State Bank" shall mean South State Bank, N.A., a wholly owned subsidiary of the Corporation.

          (xi)  "Specified Period" shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.

A-B-2

        2.    Executive Chairman; CEO; Lead Independent Director.

        (a)   Effective as of the Effective Time, (i) Mr. Robert R. Hill, Jr. shall serve as the Executive Chairman of the Corporation and the Board of Directors, (ii) Mr. John C. Corbett shall serve as the Chief Executive Officer of the Corporation and (iii) Charles W. McPherson shall serve as Lead Independent Director of the Board of Directors. The Lead Independent Director shall qualify as an independent director under the rules of the Designated Exchange.

        (b)   During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions, (ii) any amendment or modification to any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by the Corporation or (iv) any modification to any of their respective reporting relationships as set forth in Article III of these Bylaws shall, in each case, require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

        (c)   During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by any of the individuals serving in the capacities set forth in subsection (a) above (other than the Lead Independent Director) (or any of such individuals' successors selected and appointed pursuant to this subsection (c)), an individual approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors shall be appointed to serve in such capacity.

        (d)   During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by the Lead Independent Director (or any of his or her successors selected and appointed pursuant to this subsection (d)), a Legacy CenterState Director selected by the Legacy CenterState Directors Nominating Committee shall be appointed to serve as Lead Independent Director.

        (e)   The Corporation shall cause South State Bank, effective as of the Effective Time, to appoint (i) Mr. Robert R. Hill, Jr. as the Executive Chairman of the Board of Directors of South State Bank and (ii) Mr. John C. Corbett as the President and Chief Executive Officer of South State Bank. During the Specified Period, the Corporation shall cause South State Bank not to (i) remove any of the individuals serving in the capacities set forth in the immediately preceding sentence, or fail to appoint, re-elect or re-nominate any such individuals to serve in any such capacities, (ii) amend or modify any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, or (iii) terminate their employment, in each case, except with the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors. During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by any of the individuals serving in the capacities set forth in the first sentence of this subsection (e) (or any of such individuals' successors selected and appointed pursuant to this subsection (e)), the Corporation shall cause South State Bank not to appoint any individual to serve in such capacity, except with the affirmative vote of at least seventy-five (75%) of the Entire Board of Directors. During the Specified Period, the Corporation may not exercise its authority, in its capacity as sole shareholder of South State Bank, to (and the Corporation shall cause South State Bank not to) modify, amend or repeal any of the provisions of the bylaws of South State Bank relating to the duties, authority or reporting relationships of the Executive Chairman of South State Bank or the Chief Executive Officer of South State Bank, in each case, without the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

A-B-3

        3.    Composition of the Board of Directors.    During the Specified Period:

        (a)   the Entire Board of Directors shall be comprised of sixteen (16) Directors, of which eight (8) shall be Legacy South State Directors (one of whom, as of the Effective Time, shall be the Chief Executive Officer of Legacy South State as of immediately prior to the Effective Time) and eight (8) shall be Legacy CenterState Directors (one of whom, as of the Effective Time, shall be the Chief Executive Officer of Legacy CenterState as of immediately prior to the Effective Time and one of whom, as of the Effective Time, shall be Charles W. McPherson, who shall serve as Lead Independent Director as of the Effective Time);

        (b)   all vacancies resulting from the cessation of service by any Legacy South State Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy South State Directors Nominating Committee;

        (c)   all vacancies resulting from the cessation of service by any Legacy CenterState Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy CenterState Directors Nominating Committee;

        (d)   the Legacy South State Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy South State Director;

        (e)   the Legacy CenterState Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy CenterState Director; and

        (f)    at the Effective Time, the Legacy South State Directors Nominating Committee shall determine which class of directors each Legacy South State Director will join as of the Effective Time and the Legacy CenterState Directors Nominating Committee shall determine which class of directors each Legacy CenterState Director will join as of the Effective Time, in each case subject to achieving as near as possible proportional representation of Legacy CenterState Directors and Legacy South State Directors in each class of directors.

        4.    Composition of Committees.

        (a)   Without limiting Article II, Section 7 of these Bylaws, the Board of Directors shall have and maintain as standing committees an Audit Committee, a Compensation Committee, a Nominating Committee (which, during the Specified Period, shall consist of the Legacy South State Directors Nominating Committee and the Legacy CenterState Directors Nominating Committee) and a Risk Committee.

        (b)   The Board of Directors may by resolution (which, during the Specified Period, shall require the affirmative vote of at least seventy-five (75%) of the Entire Board of Directors) establish any committees not expressly contemplated by these Bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the Corporation and may prescribe the composition, duties and procedures thereof.

        (c)   During the Specified Period, each committee of the Board of Directors (other than the Legacy South State Directors Nominating Committee and the Legacy CenterState Directors Nominating Committee) shall (a) have at least four (4) members and, (b) be composed of fifty percent (50%) Legacy South State Directors and fifty percent (50%) Legacy CenterState Directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange). During the Specified Period, the chairman of the Audit Committee and Risk Committee shall be a Legacy South State Director and the

A-B-4

chairman of the Nominating Committee and Compensation Committee shall be a Legacy CenterState Director (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange). At any time during the Specified Period in which an Executive Committee is in existence, the chairman of the Executive Committee shall be Mr. Robert R. Hill, Jr. and Mr. John C. Corbett shall serve as a member of the Executive Committee.

        (d)   As of the Effective Time, the Board of Directors shall constitute a Legacy CenterState Directors Nominating Committee, which shall be comprised of all of the Legacy CenterState Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy CenterState Directors Nominating Committee shall be automatically disbanded.

        (e)   As of the Effective Time, the Board of Directors shall constitute a Legacy South State Directors Nominating Committee, which shall be comprised of all of the Legacy South State Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy South State Directors Nominating Committee shall be automatically disbanded.

        (f)    Notwithstanding anything to the contrary in these Bylaws, during the Specified Period, no committee (including, for the avoidance of doubt, the Executive Committee, to the extent an Executive Committee is in existence) shall be permitted to take any action, and the Board shall not delegate to any committee the power to take any action, that, if taken by the Board of Directors, would require the affirmative vote of at least seventy-five (75%) of the Entire Board of Directors pursuant to this Article X.

        5.    Corporate Name; Headquarters.    During the Specified Period, (a) the name of the Corporation shall be "South State Corporation" and the name of South State Bank shall be "South State Bank, N.A.", (b) the shares of common stock of the Corporation shall be traded on the Designated Exchange under the ticker symbol "SSB" and (c) the headquarters and principal office of the Corporation shall be located in Winter Haven, Florida. During the Specified Period, the Corporation shall cause South State Bank to have its main office in Winter Haven, Florida.

        6.    Amendments.    During the Specified Period, the provisions of (i) this Article X, and (ii) any other provision of these Bylaws that sets forth the authority and responsibility of the Executive Chairman, the Chief Executive Officer or President, may be modified, amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article X may be adopted, by the Board of Directors only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board of Directors for adoption by the shareholders of the Corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

A-B-5

EXHIBIT C
Form of Bank Merger Agreement

[Attached]

AGREEMENT AND PLAN OF MERGER

SOUTH STATE BANK
with and into
CENTERSTATE BANK, N.A.
under the charter of
CENTERSTATE BANK, N.A.
under the title of
"SOUTH STATE BANK, N.A."

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made this [    •    ] day of [    •    ], 2020, between CenterState Bank, N.A. ("CenterState Bank" or the "Resulting Bank"), a national banking association, with its main office located at 1101 First Street South, Winter Haven, Florida 33880; and South State Bank ("SSB"), a South Carolina banking corporation, with its main office located at 520 Gervais Street, Columbia, South Carolina 29201. Collectively, CenterState Bank and SSB are referred to as the "Banks".

        WHEREAS, the Board of Directors of CenterState Bank has unanimously approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the provisions of The National Bank Act (the "Act");

        WHEREAS, the Board of Directors of SSB has unanimously approved this Agreement and authorized its execution pursuant to the authority given by and in accordance with the laws of the State of South Carolina;

        WHEREAS, CenterState Bank Corporation ("CenterState"), which owns all of the outstanding shares of CenterState Bank, and South State Corporation ("SSC"), which owns all of the outstanding shares of SSB, have entered into an Agreement and Plan of Merger (the "Holding Company Agreement") which, among other things, provides for the merger of CenterState with and into SSC, all subject to the terms and conditions of such Holding Company Agreement (the "HC Merger");

        WHEREAS, CenterState, as the sole shareholder of CenterState Bank, and SSC, as the sole shareholder of SSB, have approved this Agreement; and

        WHEREAS, each of the Banks is entering into this Agreement to provide for the merger of SSB with and into CenterState Bank, with CenterState Bank being the surviving bank charter of such merger transaction (the "Bank Merger") but under the name of South State Bank, N.A., subject to, and immediately following, the closing of the HC Merger.

        NOW, THEREFORE, for and in consideration of the premises and the mutual promises and agreements herein contained, the parties hereto agree as follows:

SECTION 1

        Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below) and pursuant to the Act, SSB shall be merged with and into CenterState Bank in the Bank Merger. CenterState Bank shall continue its existence as the Resulting Bank under the charter of the Resulting Bank, and the separate corporate existence of SSB shall cease. The closing of the Bank Merger shall become effective at the time specified in the letter issued by the Office of the Comptroller of the Currency (the "OCC") in connection with the Bank Merger (such time when the Bank Merger becomes effective, the "Effective Time").

SECTION 2

        The name of the Resulting Bank at the Effective Time shall be "South State Bank, N.A." The Resulting Bank will exercise trust powers.

A-C-1

 SECTION 3

        The business of the Resulting Bank from and after the Effective Time shall be that of a national banking association. This business of the Resulting Bank shall be conducted at its main office, which shall be located at 1101 First Street South, Winter Haven, Florida 33880, as well as at its legally established branches and at the banking offices of SSB, all of which shall be acquired in the Bank Merger. The deposit accounts of the Resulting Bank will be insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act.

SECTION 4

        At the Effective Time, the amount of issued and outstanding capital stock of the Resulting Bank shall be the amount of capital stock of CenterState Bank issued and outstanding immediately prior to the Effective Time.

SECTION 5

        All assets of SSB and CenterState Bank, as they exist at the Effective Time, shall pass to and vest in the Resulting Bank without any conveyance or other transfer; the Resulting Bank shall be considered the same business and corporate entity as each constituent bank with all the rights, powers and duties of each constituent bank; and the Resulting Bank shall be responsible for all of the liabilities of every kind and description, of SSB and CenterState Bank existing as of the Effective Time, all in accordance with the provisions of the Act.

SECTION 6

        CenterState Bank and SSB shall contribute to the Resulting Bank acceptable assets having a book value, over and above the aggregate liability to its creditors, in such amounts as set forth on the books of CenterState Bank and SSB at the Effective Time.

SECTION 7

        At the Effective Time, each outstanding share of common stock of SSB shall be cancelled with no consideration being paid therefor.

        Outstanding certificates representing shares of the common stock of SSB shall, at the Effective Time, be cancelled.

SECTION 8

        Upon the Effective Time, the then outstanding shares of CenterState Bank's common stock shall continue to remain outstanding shares of CenterState Bank's common stock, all of which shall continue to be owned by SSC.

SECTION 9

        Effective as of the Effective Time, the number of directors that will comprise the full Board of Directors of the Resulting Bank shall be sixteen (16). Of the members of the initial Board of Directors of the Resulting Bank as of the Effective Time, (i) one (1) shall be the Chief Executive Officer of CenterState Bank as of immediately prior to the Effective Time, (ii) one (1) shall be the Chief Executive Officer of SSB as of immediately prior to the Effective Time, (iii) an additional seven (7) shall be members of the Board of Directors of SSB as of immediately prior to the Effective Time, designated by SSB, one of whom shall be Robert R. Horger and one of whom shall be John C. Pollok, and (iv) an additional seven (7) shall be members of the Board of Directors of CenterState Bank as of immediately prior to the Effective Time, designated by CenterState Bank, one of whom shall be

A-C-2

Charles W. McPherson and one of whom shall be Ernest S. Pinner, each of whom shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and Bylaws of the Resulting Bank. Effective as of the Effective Time, (i) Mr. Robert R. Hill, Jr. shall serve as the Executive Chairman of the Board of Directors of the Resulting Bank, (ii) Mr. John C. Corbett shall serve as the President and Chief Executive Officer of the Resulting Bank, (iii) Richard Murray, IV shall serve as Senior Executive Vice President of the Resulting Bank, (iv) Greg A. Lapointe shall serve as the Chief Banking Officer of the Resulting Bank, (v) William E. Matthews shall serve as the Chief Financial Officer of the Resulting Bank, (vi) Renee R. Brooks shall serve as the Chief Operating Officer of the Resulting Bank, (vii) Steven D. Young will serve as Chief Strategy Officer of the Resulting Bank, and (viii) John C. Pollok will serve as Senior Executive Vice President of the Resulting Bank, each of whom shall serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association and Bylaws of the Resulting Bank.

SECTION 10

        This Agreement has been approved by CenterState, which owns all of the outstanding shares of CenterState Bank, and by SSC, which owns all of the outstanding shares of SSB.

SECTION 11

        The Bank Merger is also subject to the following terms and conditions:

          (a)   The HC Merger shall have closed and become effective.

          (b)   The OCC shall have approved this Agreement and the Bank Merger and shall have issued all other necessary authorizations and approvals for the Bank Merger, and any statutory waiting period shall have expired.

          (c)   This Agreement may be amended or terminated, and the Bank Merger may be abandoned, only by the mutual written agreement of CenterState Bank and SSB at any time, whether before or after filings are made for regulatory approval of the Bank Merger and notwithstanding the prior approval of this Agreement and the Bank Merger by the sole shareholder of CenterState Bank or SSB.

SECTION 12

        Effective as of the Effective Time, the Articles of Association and Bylaws of the Resulting Bank shall consist of the Articles of Association and Bylaws of CenterState Bank as in effect immediately prior to the Effective Time; provided that the Articles of Association and Bylaws shall be amended effective at or prior to the Effective Time to the extent necessary to give effect to Sections 2 and 9 of this Agreement.

SECTION 13

        This Agreement shall automatically terminate if and at the time of any termination of the Holding Company Agreement.

SECTION 14

        This Agreement embodies the entire agreement and understanding of the Banks with respect to the transactions contemplated hereby, and supersedes all other prior commitments, arrangements or understandings, both oral and written, among the Banks with respect to the subject matter hereof.

A-C-3

        The provisions of this Agreement are intended to be interpreted and construed in a manner so as to make such provisions valid, binding and enforceable. In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable, or, if such provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and enforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

        No waiver, amendment, modification or change of any provision of this Agreement shall be effective unless and until made in writing and signed by the Banks. No waiver, forbearance or failure by any Bank of its rights to enforce any provision of this Agreement shall constitute a waiver or estoppel of such Bank's right to enforce any other provision of this Agreement or a continuing waiver by such Bank of compliance with any provision hereof.

        Except to the extent Federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

        This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Banks' respective successors and permitted assigns. Unless otherwise expressly stated herein, this Agreement shall not benefit or create any right of action in or on behalf of any person or entity other than the Banks.

        This Agreement may be executed in counterparts (including by facsimile or optically-scanned electronic mail attachment), each of which shall be deemed to be original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

A-C-4

        IN WITNESS WHEREOF, CenterState Bank, N.A. and South State Bank have entered into this Agreement as of the date and year first set forth above.

CENTERSTATE BANK, N.A.
By:
Name:
Title:
SOUTH STATE BANK
By:
Name:
Title:

Annex B

Form of South State Articles Amendment

        The Amended and Restated Articles of Incorporation of South State Corporation (the "Articles of Incorporation") shall be amended as follows:

  1.
  The first sentence of Article V of the Articles of Incorporation shall be amended and restated in its entirety to state:

        The aggregate number of shares which the corporation shall have the authority to issue is (i) One Hundred and Sixty Million (160,000,000) shares of one class of Common Stock, par value $2.50 per share, and (ii) Ten Million (10,000,000) shares of preferred stock, par value $.01 per share (referred to herein as "preferred stock").

B-1

Annex C

January 24, 2020

Board of Directors
South State Corporation
520 Gervais Street
Columbia, SC 29201

Ladies and Gentlemen:

        South State Corporation ("South State") and CenterState Bank Corporation ("CenterState") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which CenterState shall merge with and into South State with South State being the surviving corporation (the "Merger"). As set forth in the Agreement, at the Effective Time, each share of common stock, $0.01 par value per share, of CenterState ("CenterState Common Stock"), issued and outstanding immediately prior to the Effective Time, except for certain shares of CenterState Common Stock as specified in the Agreement, will be converted into the right to receive 0.3001 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of South State ("South State Common Stock"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to South State.

        Piper Sandler & Co. ("Piper Sandler", "we" or "our"), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 24, 2020; (ii) certain publicly available financial statements and other historical financial information of South State that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of CenterState that we deemed relevant; (iv) certain preliminary financial information for South State for the quarter ended December 31, 2019, as provided by the senior management of South State; (v) certain preliminary financial information for CenterState for the quarter ended December 31, 2019, as provided by the senior management of CenterState and its representatives; (vi) publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for current expected credit losses (CECL) accounting standards, as provided by the senior management of South State), as well as estimated long-term annual net income and asset growth rates for the years ending

December 31, 2022 and December 31, 2023, as confirmed by the senior management of South State; (vii) publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState and its representatives), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of CenterState and its representatives; (viii) the pro forma financial impact of the Merger on South State based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, certain adjustments for CECL accounting standards, the repayment of a certain amount of CenterState's outstanding subordinated debt in the years ending December 31, 2020 through December 31, 2023, as well as publicly available mean analyst earnings per share estimates for each of South State and CenterState for the years ending December 31, 2020 and December 31, 2021, as well as estimated net income for each of South State and CenterState for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of CenterState and its representatives; (ix) the relative contribution of assets, equity and earnings of South State and CenterState to the combined entity; (x) the publicly reported historical price and trading activity for South State Common Stock and CenterState Common Stock, including a comparison of certain stock trading information for South State Common Stock and CenterState Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (xi) a comparison of certain financial and market information for South State and CenterState with similar financial institutions for which information is publicly available; (xii) the non-financial terms of certain recent merger of equals transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xiii) the current market environment generally and the banking environment in particular; and (xiv) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of South State and its representatives the business, financial condition, results of operations and prospects of South State and held similar discussions with certain members of the senior management of CenterState and its representatives regarding the business, financial condition, results of operations and prospects of CenterState.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by South State, CenterState or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of South State and CenterState that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of South State or CenterState. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of South State or CenterState. We did not make an independent evaluation of the adequacy of the allowance for loan losses of South State or CenterState, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to South State or CenterState. We have assumed, with your consent, that the respective allowances for loan losses for both South State and CenterState are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Piper Sandler used publicly available mean analyst GAAP net income estimates for South State for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of South State), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of South State. In addition, Piper Sandler used publicly available mean analyst GAAP net income estimates for CenterState for the years ending December 31, 2020 and December 31, 2021 (taking into consideration certain adjustments for CECL accounting standards, as provided by the senior management of CenterState and its representatives), as well as estimated long-term annual net income and asset growth rates for the years ending December 31, 2022 and December 31, 2023, as confirmed by the senior management of CenterState and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, certain adjustments for CECL accounting standards, the repayment of a certain amount of CenterState's outstanding subordinated debt in the years ending December 31, 2020 through December 31, 2023, as well as publicly available mean analyst earnings per share estimates for each of South State and CenterState for the years ending December 31, 2020 and December 31, 2021, as well as estimated net income for each of South State and CenterState for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of CenterState and its representatives. With respect to the foregoing information, the respective senior managements of South State and CenterState confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of South State and CenterState, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in South State's or CenterState's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that South State and CenterState will remain as going concerns for all periods relevant to our analyses.

        We have also assumed, with your consent and to the extent material to our analyses, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that would be material to our analyses of South State, CenterState or the Merger, or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.

        Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of South State Common Stock or CenterState Common Stock at any time or what the value of South State Common Stock will be once it is actually received by the holders of CenterState Common Stock.

        We have acted as South State's financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. South State has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to South State in the two years preceding the date hereof. Piper Sandler did not provide any investment banking services to CenterState in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to South State, CenterState and their respective affiliates. We may also actively trade the equity and debt securities of South State, CenterState and their respective affiliates for our own account and for the accounts of our customers.

        Our opinion is directed to the Board of Directors of South State in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of South State as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to South State and does not address the underlying business decision of South State to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for South State or the effect of any other transaction in which South State might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any South State or CenterState officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler's fairness opinion committee. This opinion may not be reproduced without Piper Sandler's prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to South State from a financial point of view.

Very truly yours,

Annex D

January 25, 2020

The Board of Directors
CenterState Bank Corporation
1101 First Street South, Suite 202
Winter Haven, Florida 33880

Members of the Board:

        You have requested the opinion of Keefe, Bruyette & Woods, Inc. ("KBW" or "we") as investment bankers as to the fairness, from a financial point of view, to the common shareholders of CenterState Bank Corporation ("CenterState") of the Exchange Ratio (as defined below) in the proposed merger (the "Merger") of CenterState with and into South State Corporation ("South State") pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into by and between CenterState and South State. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of South State, CenterState or the holders of any of the securities of South State or CenterState, each share of common stock, par value $0.01 per share, of CenterState ("CenterState Common Stock") issued and outstanding immediately prior to the Effective Time, except for shares of CenterState Common Stock owned by CenterState or South State (other than shares of CenterState Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by CenterState or South State in respect of debt previously contracted), shall be converted into the right to receive 0.3001 of a share of the common stock, par value $2.50 per share, of South State ("South State Common Stock"). The ratio of 0.3001 of a share of South State Common Stock for one share of CenterState Common Stock is referred to herein as the "Exchange Ratio." The terms and conditions of the Merger are more fully set forth in the Agreement.

        The Agreement further provides that, immediately following the Merger, South State Bank, a wholly-owned subsidiary of South State, will merge with and into CenterState Bank, N.A., a wholly-owned subsidiary of CenterState ("CenterState Bank"), with CenterState Bank as the surviving entity, pursuant to a separate bank merger agreement (such transaction, the "Bank Merger").

        KBW has acted as financial advisor to CenterState and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between (i) KBW and KBW broker-dealer affiliates and CenterState and (ii) KBW and South State), may from time to time purchase securities from, and sell securities to, CenterState and South State. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CenterState or South State for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of CenterState (the "Board") in rendering this opinion and will receive a fee from CenterState for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, CenterState has agreed to indemnify us for certain liabilities arising out of our engagement.

        In addition to this present engagement, in the past two years, KBW has provided investment banking or financial advisory services to CenterState and received compensation for such services. KBW acted as financial advisor to CenterState in connection with its January 2018 acquisitions of Sunshine Bancorp, Inc. and HCBF Holding Company, Inc. In the past two years, KBW has provided investment banking or financial advisory services to South State and received compensation for such services. KBW acted as auction agent in connection with South State's March 2019 disposition of Visa Class B common stock. We may in the future provide investment banking and financial advisory services to CenterState or South State and receive compensation for such services.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CenterState and South State and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated January 23, 2020 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of CenterState; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of CenterState; (iv) certain draft and unaudited financial results for the fiscal year and the quarter ended December 31, 2019 of CenterState (provided by CenterState); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2018 of South State; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019 of South State; (vii) certain draft and unaudited financial results for the fiscal year and the quarter ended December 31, 2019 of South State (provided by South State); (viii) certain regulatory filings of CenterState and South State and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and/or Form FR Y-9LP and call reports filed with respect to each quarter during the three-year period ended December 31, 2018 as well as the quarters ended March 31, 2019, June 30, 2019 and September 30, 2019; (ix) certain other interim reports and other communications of CenterState and South State to their respective shareholders; and (x) other financial information concerning the businesses and operations of CenterState and South State that was furnished to us by CenterState and South State or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of CenterState and South State; (ii) the assets and liabilities of CenterState and South State; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for CenterState and South State with similar information for certain other companies the securities of which are publicly traded; (v) publicly available consensus "street estimates" of CenterState, as well as assumed long-term CenterState growth rates provided to us by CenterState management, all of which information was discussed with us by CenterState management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus "street estimates" of South State, as well as assumed long-term South State growth rates provided to us by South State management, all of which information was discussed with us by South State management and used and relied upon by us based on such discussions, at the direction of

CenterState management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, the respective managements of CenterState and South State and that were used and relied upon by us based on such discussions, at the direction of CenterState management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of CenterState and South State regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, CenterState with soliciting indications of interest from third parties regarding a potential transaction with CenterState.

        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of CenterState as to the reasonableness and achievability of the publicly available consensus "street estimates" of CenterState, and the assumed CenterState long-term growth rates, all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the CenterState "street estimates" referred to above that such estimates are consistent with, the best currently available estimates and judgments of CenterState management. We have further relied, with the consent of CenterState, upon South State management as to the reasonableness and achievability of the publicly available consensus "street estimates" of South State, and the assumed South State long-term growth rates, all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the South State "street estimates" referred to above that such estimates are consistent with, the best currently available estimates and judgments of South State management. In addition, we have relied, with the consent of CenterState, upon the respective managements of CenterState and South State as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Merger on South State (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents the best currently available estimates and judgments of such managements. We have assumed that the forecasts, projections and estimates reflected in such publicly available consensus "street estimates" of CenterState and South State, such assumed CenterState and South State long-term growth rates and such pro forma financial effects estimates will be realized in the amounts and in the time periods currently estimated

        It is understood that the portion of the foregoing financial information of CenterState and South State that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus "street estimates" of CenterState and South State referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of CenterState and South State and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CenterState or South State since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for CenterState and South State are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CenterState or South State, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of CenterState or South State under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

        We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of CenterState Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of CenterState, South State or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of CenterState that CenterState has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CenterState, South State, the Merger and any related transaction and the Agreement. KBW has not provided advice with respect to any such matters.

        This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of CenterState Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction, including, without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding trust preferred securities of CenterState in the Merger, any consequences of the Merger or any such related transaction to CenterState, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of CenterState to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CenterState or the Board; (iii) the fairness of the amount or nature of any compensation to any of CenterState's officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CenterState Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CenterState (other than the holders of CenterState Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of South State or any other party to any transaction contemplated by the Agreement; (v) the actual value of South State Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which CenterState Common Stock or South State Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which South State Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to CenterState, South State, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

        This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of CenterState Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders', or affiliates' agreement with respect to the Merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of CenterState Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex E

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF
SOUTH STATE CORPORATION AND CENTERSTATE BANK CORPORATION
(Pursuant to S.C. Code Section 33-11-1-3)

        Section 33-11-103 of the Code of Laws of South Carolina, 1976, as amended requires that the notice of the meeting of shareholders at which a plan of merger will be voted upon be accompanied by balance sheets of each corporation participating in the merger as of the close of the preceding two fiscal years as well as income statements for each participating corporation for each of the preceding three fiscal years. The condensed consolidated balance sheets as of December 31, 2019 and 2018 and condensed consolidated income statements for the years ended December 31, 2019, 2018 and 2017 comply with the requirements of Section 33-11-103 with respect to South State Corporation. The condensed consolidated balance sheets as of December 31, 2019 and 2018 and condensed consolidated income statements for the years ended December 31, 2019, 2018 and 2017 comply with the requirements of Section 33-11-103 with respect to CenterState Bank Corporation.

        This Annex E should be read in conjunction with the audited consolidated financial statements of South State Corporation and CenterState Bank Corporation, respectively, and the notes to such audited consolidated financial statements contained in the reports that South State Corporation and CenterState Bank Corporation, respectively, have previously filed with the SEC, including as set forth in this joint proxy statement/prospectus under "Where You Can Find More Information" and incorporated by reference into this joint proxy statement/prospectus.

SOUTH STATE CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands, except share and par value)

	December 31,
	2019	2018
ASSETS
Cash and cash equivalents:
Cash and due from banks	$262,019	$251,411
Interest-bearing deposits with banks	426,685	124,895
Federal funds sold and securities purchased under agreements to resell	—	32,677

Total cash and cash equivalents	688,704	408,983

Investment securities:
Securities available for sale, at fair value	1,956,047	1,517,067
Other investments	49,124	25,604

Total investment securities	2,005,171	1,542,671

Loans held for sale	59,363	22,925

Loans:
Acquired credit impaired, net of allowance for loan losses	356,782	485,119
Acquired non-credit impaired	1,760,427	2,594,826
Non-acquired	9,252,831	7,933,286
Less allowance for non-acquired loan losses	(56,927)	(51,194)

Loans, net	11,313,113	10,962,037

Other real estate owned	11,964	11,410
Premises and equipment, net	317,321	241,076
Bank owned life insurance	234,567	230,105
Deferred tax assets	31,316	37,128
Mortgage servicing rights	30,525	34,727
Core deposit and other intangibles	49,816	62,900
Goodwill	1,002,900	1,002,900
Other assets	176,332	119,466

Total assets	$15,921,092	$14,676,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$3,245,306	$3,061,769
Interest-bearing	8,931,790	8,585,164

Total deposits	12,177,096	11,646,933
Federal funds purchased and securities sold under agreements to repurchase	298,741	270,649
Other borrowings	815,936	266,084
Other liabilities	256,306	126,366

Total liabilities	13,548,079	12,310,032

Shareholders' equity:
Common stock—$2.50 par value; authorized 80,000,000 shares; 33,744,385 and 35,829,549 shares issued and outstanding, respectively	84,361	89,574
Surplus	1,607,740	1,750,495
Retained earnings	679,895	551,108
Accumulated other comprehensive income (loss)	1,017	(24,881)

Total shareholders' equity	2,373,013	2,366,296

Total liabilities and shareholders' equity	$15,921,092	$14,676,328

SOUTH STATE CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

(Dollars in thousands, except share and par value)

	Year Ended December 31,
	2019	2018	2017
Interest income:
Loans, including fees	$534,790	$521,478	$389,535
Investment securities:
Taxable	39,949	35,563	28,165
Tax-exempt	6,186	6,152	5,591
Federal funds sold, securities purchased under agreements to resell and interest-bearing deposits with banks	9,902	4,015	2,709

Total interest income	590,827	567,208	426,000

Interest expense:
Deposits	65,920	45,452	12,353
Federal funds purchased and securities sold under agreements to repurchase	2,627	2,356	1,080
Other borrowings	18,005	6,184	3,581

Total interest expense	86,552	53,992	17,014

Net interest income	504,275	513,216	408,986
Provision for loan losses	12,777	13,783	11,890

Net interest income after provision for loan losses	491,498	499,433	397,096

Noninterest income:
Fees on deposit accounts	75,435	81,649	80,764
Mortgage banking income	17,564	13,590	17,954
Trust and investment services income	29,244	30,229	25,401
Securities gains (losses), net	2,711	(655)	1,421
Other-than-temporary impairment losses	—	—	(753)
Recoveries on acquired loans	6,847	9,117	8,572
Other	11,764	11,819	6,670

Total noninterest income	143,565	145,749	140,029

Noninterest expense:
Salaries and employee benefits	234,747	233,130	194,446
Occupancy expense	47,457	49,165	40,925
Information services expense	35,477	34,322	25,462
OREO expense and loan related	3,242	3,510	6,721
Pension plan termination expense	9,526	—	—
Amortization of intangibles	13,084	14,209	10,353
Supplies, printing and postage expense	5,881	5,839	6,148
Professional fees	10,325	8,883	5,975
FDIC assessment and other regulatory charges	4,545	8,405	3,924
Advertising and marketing	4,309	4,221	3,963
Merger and branch consolidation related expense	4,552	29,868	44,503
Other	31,493	29,375	25,900

Total noninterest expense	404,638	420,927	368,320

Earnings:
Income before provision for income taxes	230,425	224,255	168,805
Provision for income taxes	43,942	45,384	81,251

Net income	$186,483	$178,871	$87,554

Earnings per common share:
Basic	$5.40	$4.90	$2.95

Diluted	$5.36	$4.86	$2.93

Weighted average common shares outstanding:
Basic	34,561	36,530	29,686
Diluted	34,797	36,776	29,922

CENTERSTATE BANK CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(Dollars in thousands, except share and par value)

	2019	2018
ASSETS
Cash and due from banks	$185,255	$107,007
Deposits in other financial institutions (restricted cash)	140,913	28,345
Federal funds sold and FRB deposits	163,890	231,981

Cash and cash equivalents	490,058	367,333
Trading securities, at fair value	4,987	1,737
Available for sale debt securities, at fair value	1,886,724	1,727,348
Held to maturity debt securities (fair value of $208,852 and $212,179 at December 31, 2019 and December 31, 2018, respectively)	202,903	216,833
Loans held for sale	142,801	40,399
Loans, excluding purchased credit impaired	11,848,475	8,181,533
Purchased credit impaired loans	135,468	158,971
Allowance for loan losses	(40,655)	(39,770)

Net Loans	11,943,288	8,300,734
Bank premises and equipment, net	296,706	227,454
Right-of-use operating lease assets	32,163	—
Accrued interest receivable	40,945	33,143
FHLB, FRB and other stock, at cost	100,305	79,584
Goodwill	1,204,417	802,880
Core deposit intangible, net	91,157	66,225
Other intangible assets, net	4,507	2,953
Bank owned life insurance	330,155	267,820
Other repossessed real estate owned ("OREO")	5,092	2,909
Deferred income tax asset, net	28,786	51,462
Bank property held for sale	23,781	25,080
Interest rate swap derivatives, at fair value	273,068	92,475
Prepaid expense and other assets	40,182	31,219

TOTAL ASSETS	$17,142,025	$12,337,588

LIABILITIES AND EQUITY
Deposits:
Demand—non-interest bearing	$3,929,183	$2,923,640
Demand—interest bearing	2,613,933	1,811,006
Savings and money market accounts	4,336,721	2,920,730
Time deposits	2,256,555	1,821,960

Total deposits	13,136,392	9,477,336
Securities sold under agreement to repurchase	93,141	57,772
Federal funds purchased	379,193	294,360
Other borrowed funds	161,000	361,000
Corporate and subordinated debentures	71,343	32,415
Accrued interest payable	3,998	2,627
Interest rate swap derivatives, at fair value	275,033	92,892
Operating lease liabilities	34,485	—
Payables and accrued expenses	90,722	47,842

Total liabilities	14,245,307	10,366,244
Equity:
Common stock, $.01 par value: 200,000,000 shares authorized; 125,173,597 and 95,679,596 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	1,252	957
Additional paid-in capital	2,407,385	1,699,031
Retained earnings	465,680	293,777
Accumulated other comprehensive income (loss)	22,401	(22,421)

Total equity	2,896,718	1,971,344

TOTAL LIABILITIES AND EQUITY	$17,142,025	$12,337,588

CENTERSTATE BANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

(Dollars in thousands, except share and par value)

	2019	2018	2017
Interest income:
Loans	$618,125	$405,881	$219,972
Investment securities:
Taxable	48,432	42,723	22,598
Tax-exempt	6,899	6,399	5,324
Federal funds sold and other	11,876	5,629	3,432

	685,332	460,632	251,326

Interest expense:
Deposits	83,099	33,260	11,079
Securities sold under agreement to repurchase	1,106	632	246
Federal funds purchased and other borrowings	11,637	11,445	3,108
Corporate and subordinated debentures	3,726	2,213	1,350

	99,604	47,550	15,783

Net interest income	585,728	413,082	235,543
Provision for loan losses	10,585	8,283	4,958

Net interest income after loan loss provision	575,143	404,799	230,585

Non-interest income:
Correspondent banking capital markets revenue	60,373	28,884	23,520
Other correspondent banking related revenue	4,525	4,504	4,821
Mortgage banking revenue	29,553	12,610	1,511
Small business administration loans revenue	5,136	3,532	775
Service charges on deposit accounts	30,168	22,831	14,986
Debit, prepaid, ATM and merchant card related fees	18,399	16,243	9,035
Wealth management related revenue	3,161	2,657	3,554
Bank owned life insurance income	7,801	5,976	3,293
Gain on sale of deposits	—	611	—
Gain on sale of trust department	—	—	1,224
Net gain (loss) on sale of available for sale debt securities	25	(22)	(7)
Other non-interest income	6,919	7,301	2,463

Total other income	166,060	105,127	65,175

Non-interest expense:
Salaries, wages and employee benefits	260,234	172,318	109,412
Occupancy expense	28,350	20,897	12,777
Depreciation of premises and equipment	14,438	9,788	7,247
Supplies, stationary and printing	3,234	2,498	1,610
Marketing expenses	7,540	6,235	3,929
Data processing expense	19,605	14,308	8,436
Legal, audit and other professional fees	8,870	6,163	3,644
Amortization of intangibles	16,030	10,018	4,066
Postage and delivery	3,967	2,961	1,938

CENTERSTATE BANK CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income (Continued)

(Dollars in thousands, except share and par value)

	2019	2018	2017
ATM and debit card and merchant card related expenses	5,501	4,253	2,746
Bank regulatory expenses	5,048	4,885	3,051
Gain on sale of OREO	(428)	(1,933)	(876)
Valuation write down of OREO	395	482	682
(Gain) loss on repossessed assets other than real estate	(25)	138	(23)
Foreclosure related expenses	3,221	2,815	2,252
Merger related expenses	39,257	34,912	13,046
Impairment on bank property held for sale	1,736	2,667	519
Other expenses	29,934	19,062	12,029

Total other expenses	446,907	312,467	186,485

Income before provision for income taxes	294,296	197,459	109,275
Provision for income taxes	67,698	41,024	53,480

Net income	226,598	156,435	55,795

Earnings attributable to noncontrolling interest	1,202	—	—

Net income attributable to CenterState Bank Corporation	$225,396	$156,435	$55,795

Net income	$226,598	$156,435	$55,795
Other comprehensive gain (loss) income, net of tax:
Unrealized available for sale debt securities holding gain (loss), net of income taxes of $15,302, ($5,233) and $1,765, respectively	45,454	(15,432)	2,806
Unrealized interest rate swap holding loss, net of income taxes of ($204), $0 and $0, respectively	(613)	—	—
Less: reclassified adjustments for (gain) loss included in net income, net of income tax expense (benefit) of $6, ($6) and ($3), respectively	(19)	16	4

Net change in accumulated other comprehensive gain (loss)	44,822	(15,416)	2,810

Total comprehensive income	$271,420	$141,019	$58,605
Comprehensive income attributable to noncontrolling interest	1,202	—	—

Total comprehensive income attributable to CenterState Bank Corporation	$270,218	$141,019	$58,605

Earnings per share:
Basic	$1.88	$1.78	$0.97
Diluted	$1.87	$1.76	$0.95
Common shares used in the calculation of earnings per share:
Basic(1)	119,746,949	87,641,220	57,244,698
Diluted(1)	120,603,823	88,758,853	58,340,813

(1)
Excludes participating securities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Article VII of South State's Amended and Restated Bylaws, as amended, provides that South State shall indemnify any person who at any time serves or has served as a director or officer of South State, or who, while serving as a director or officer of South State, serves or has served, at the request of South State, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan to the fullest extent permitted by law against (a) reasonable expenses, including attorneys' fees, incurred by him or her in connection with any threatened, pending or completed proceedings, whether or not brought by or on behalf of South State, seeking to hold him or her liable by reason of the fact that he or she is or was acting in such capacity, and (b) reasonable payments made by him or her in satisfaction of any judgment, money decree, fine, penalty or settlement for which he or she may have become liable in any such proceeding.

        Article Seventeen of South State's Amended and Restated Articles of Incorporation, as amended, provides that a director of South State shall not be personally liable to South State or its shareholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions, including with respect to (i) a breach of the director's duty of loyalty to South State or its shareholders, (ii) an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law, (iii) an act or omission for which liability is imposed due to an unlawful distribution, as provided under South Carolina law, and (iv) a transaction from which the director derives an improper benefit.

        South State also maintains directors' and officers' liability insurance.

        The Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws of the registrant, as amended, were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.    Exhibits and Financial Statement Schedules

(a)
The following exhibits are filed herewith or incorporated herein by reference

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 25, 2020, by and between CenterState Bank Corporation and South State Corporation (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement)
3.1
Amended and Restated Articles of Incorporation of South State Corporation (incorporated herein by reference to Exhibit 3.1 to South State Corporation's Current Report on Form 8-K, filed on October 28, 2014)
3.2
Articles of Amendment to the Amended and Restated Articles of Incorporation of South State Corporation (incorporated herein by reference to Exhibit 3.1 to South State Corporation's Current Report on Form 8-K, filed on October 27, 2017)
3.3
Form of Amendment to the Amended and Restated Articles of Incorporation of South State Corporation (attached as Annex B to the joint proxy statement/prospectus forming a part of this registration statement)

Exhibit No.	Description
3.4	Amended and Restated Bylaws of South State Corporation (incorporated herein by reference to Exhibit 3.1 to South State Corporation's Current Report on Form 8-K, filed on January 27, 2016)
3.5	Form of Amendment to the Amended and Restated Bylaws of South State Corporation (attached as Exhibit B to Annex A to the joint proxy statement/prospectus forming a part of this registration statement)
4.1	Specimen South State Corporation Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to South State Corporation's Annual Report on Form 10-K, filed on February 27, 2015)
5.1	Opinion of V. Nicole Comer as to validity of the securities being registered
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain U.S. income tax aspects of the merger
8.2	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. income tax aspects of the merger
23.1	Consent of Dixon Hughes Goodman LLP
23.2	Consent of Crowe LLP
23.3	Consent of V. Nicole Comer (included as part of the opinion filed as Exhibit 5.1)
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included as part of its opinion filed as Exhibit 8.1)
23.5	Consent of Davis Polk & Wardwell LLP (included as part of its opinion filed as Exhibit 8.2)
24.1	Powers of Attorney of Directors and Officers of South State Corporation*
99.1	Form of Proxy of South State Corporation
99.2	Form of Proxy of CenterState Bank Corporation
99.3	Consent of Keefe, Bruyette & Woods, Inc.
99.4	Consent of Piper Sandler & Co.
99.5	Consent of John C. Corbett*
99.6	Consent of Charles W. McPherson*
99.7	Consent of Ernest S. Pinner*

*
Previously filed.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

      individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (5)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (7)
  That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933

    and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (8)
  To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

  (9)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

  (10)
  Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on April 16, 2020.

SOUTH STATE CORPORATION
By:	/s/ JOHN C. POLLOK
	Name:	John C. Pollok
	Title:	Senior Executive Vice President, Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 16, 2020.

Signature	Title

/s/ ROBERT R. HILL, JR. (Robert R. Hill, Jr.)	Chief Executive Officer and Director
/s/ JOHN C. POLLOK (John C. Pollok)	Senior Executive Vice President, Chief Financial Officer and Director
/s/ KEITH S. RAINWATER (Keith S. Rainwater)	Executive Vice President and Principal Accounting Officer
* (Robert R. Horger)	Chairman of the Board and Director
* (Paula Harper Bethea)	Vice Chairman of the Board and Director
* (James C. Cherry)	Director
* (Jean E. Davis)	Director

Signature		Title

* (Martin B. Davis)		Director
* (Robert H. Demere, Jr.)		Director
* (Cynthia A. Hartley)		Director
* (Thomas J. Johnson)		Director
* (Grey B. Murray)		Director
* (James W. Roquemore)		Director
* (Thomas E. Suggs)		Director
* (Kevin P. Walker)		Director
*By:	/s/ JOHN C. POLLOK Name: John C. Pollok Title: Attorney-In-Fact